UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____
Commission file number 001-38156



TPG RE Finance Trust, Inc.

(Exact name of registrant as specified in its charter)

Maryland	**36-4796967**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

888 Seventh Avenue, 35th Floor
New York, New York 10106
(Address of principal executive offices) (Zip Code)
(212) 601-4700
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, par value $0.001 per share	TRTX	New York Stock Exchange
6.25% Series C Cumulative Redeemable Preferred Stock, par value $0.001 per share	TRTX PRC	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☒
Non-accelerated Filer	☐	Smaller Reporting Company	☐
Emerging Growth Company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2023, the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of the Registrant's common stock held by non-affiliates of the Registrant was $521.8 million based on the closing sales price of the Registrant's common stock as reported on the New York Stock Exchange. For purposes of this computation, all officers, directors and 10% beneficial owners of the Registrant's common stock of which the Registrant is aware are deemed to be affiliates. Such determination should not be deemed to be an admission that such officers, directors or 10% beneficial owners are, in fact, affiliates of the Registrant.

As of February 16, 2024, there were 77,868,565 shares of the registrant's common stock, $0.001 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates information by reference from the Registrant's definitive proxy statement with respect to its 2024 annual meeting of stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of the Registrant's fiscal year.

Table of Contents

Certain Terms

In this annual report, except where the context requires otherwise:

- "Company," "we," "us," and "our" refer to TPG RE Finance Trust, Inc., a Maryland corporation and, where applicable, its subsidiaries.
- "Manager" refers to our external manager, TPG RE Finance Trust Management, L.P., a Delaware limited partnership.
- "TPG" refers to TPG Inc., a Delaware corporation, and its affiliates.
- "TPG Fund" refers to any partnership or other pooled investment vehicle, separate account, fund-of-one or any similar arrangement or investment program sponsored, advised or managed (including on a subadvisory basis) by TPG, whether currently in existence or subsequently established (in each case, including any related alternative investment vehicle, parallel or feeder investment vehicle, co-investment vehicle and any entity formed in connection therewith, including any entity formed for investments by TPG and its affiliates in any such vehicle, whether invested as a limited partner or through general partner investments).

1

PART I

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which reflect our current views with respect to, among other things, our operations and financial performance. You can identify these forward-looking statements by the use of words such as "outlook," "believe," "expect," "potential," "continue," "may," "should," "seek," "approximately," "predict," "intend," "will," "plan," "estimate," "anticipate," the negative version of these words, other comparable words or other statements that do not relate strictly to historical or factual matters. By their nature, forward-looking statements speak only as of the date they are made, are not statements of historical fact or guarantees of future performance and are subject to risks, uncertainties, assumptions or changes in circumstances that are difficult to predict or quantify. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them. However, there can be no assurance that management's expectations, beliefs and projections will occur or be achieved, and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from the forward-looking statements contained in this Form 10-K. Such risks and uncertainties include, but are not limited to, the following:

- the general political, economic, regulatory, competitive and other conditions in the markets in which we invest;

- the level and volatility of prevailing interest rates and credit spreads;

- adverse changes in the real estate and real estate capital markets;

- general volatility of the securities markets in which we participate;

- changes in our business, investment strategies or target assets;

- difficulty in obtaining financing or raising capital;

- an inability to borrow incremental amounts or an obligation to repay amounts under our financing arrangements;

- reductions in the yield on our investments and increases in the cost of our financing;

- events giving rise to increases in our current expected credit loss reserve;

- adverse legislative or regulatory developments, including with respect to tax laws, securities laws and the laws governing financing and lending institutions;

- acts of God such as hurricanes, floods, earthquakes, wildfires, mudslides, volcanic eruptions, and other natural disasters, acts of war and/or terrorism and other events that may cause unanticipated and uninsured performance declines and/or losses to us or the owners and operators of the real estate securing our investments;

- global economic trends and economic conditions, including heightened inflation, slower growth or recession, changes to fiscal and monetary policy, higher interest rates, stress to the commercial banking systems of the U.S. and Western Europe, labor shortages, currency fluctuations and challenges in global supply chains;

- the failure of any banks with which we and/or our borrowers have a commercial relationship could adversely affect, among other things, our borrower's ability to access deposits or obtaining financing on favorable terms or at all;

- higher interest rates imposed by the Federal Reserve may lead to a decrease in prepayment speeds and an increase in the number of borrowers who exercise extension options, which could extend beyond the term of certain secured financing agreements we use to finance our loan investments;

- reduced demand for office space, including as a result of the COVID-19 pandemic and/or hybrid work schedules which allow work from remote locations other than the employer's office premises;

- changes in the availability of attractive loan and other investment opportunities, whether they are due to competition, regulation or otherwise;

- deterioration in the performance of properties securing our investments that may cause deterioration in the performance of our investments, adversely impact certain of our financing arrangements and our liquidity, and potentially expose us to principal losses on our investments;

- defaults by borrowers in paying debt service or principal on outstanding indebtedness;

- the adequacy of collateral securing our investments and declines in the fair value of our investments;

- adverse developments in the availability of desirable investment opportunities, whether due to competition, regulation or otherwise;

- difficulty or delays in redeploying the proceeds from repayments of our existing investments;

- increased competition from entities engaged in mortgage lending and/or investing in our target assets;

- difficulty in successfully managing our growth, including integrating new assets into our existing systems;

- the cost of operating our platform, including, but not limited to, the cost of operating a real estate investment platform and the cost of operating as a publicly traded company;

- the availability of qualified personnel and our relationship with our Manager;

- conflicts with TPG and its affiliates, including our Manager, the personnel of TPG providing services to us, including our officers, and certain funds managed by TPG;

- our ability to maintain our qualification as a real estate investment trust ("REIT") for U.S. federal income tax purposes;

- our ability to maintain our exemption or exclusion from registration under the Investment Company Act of 1940, as amended (the "Investment Company Act"); and

- authoritative U.S. generally accepted accounting principles (or "GAAP") or policy changes from standard-setting bodies such as the Financial Accounting Standards Board ("FASB"), the Securities and Exchange Commission ("SEC"), the Internal Revenue Service ("IRS"), the New York Stock Exchange ("NYSE") and other authorities that we are subject to, as well as their counterparts in any foreign jurisdictions where we might do business.

There may be other risks, uncertainties or factors that may cause our actual results to differ materially from the forward-looking statements contained in this Form 10-K, including risks, uncertainties, and factors disclosed in Item 1A – "Risk Factors" and in Item 7 – "Management's Discussion and Analysis of Financial Condition and Results of Operations." You should evaluate all forward-looking statements made in this Form 10-K in the context of these risks, uncertainties and other factors.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We caution you that the risks, uncertainties and other factors referenced above may not contain all of the risks, uncertainties and other factors that are important to you. In addition, we cannot assure you that we will realize the results, benefits or developments that we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our business in the way expected. All forward-looking statements in this Form 10-K apply only as of the date made and are expressly qualified in their entirety by the cautionary statements included in this Form 10-K and in other filings we make with the SEC. We undertake no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Item 1. Business.

Company and Organization

TPG RE Finance Trust, Inc. is a commercial real estate finance company externally managed by TPG RE Finance Trust Management, L.P., an affiliate of TPG. Our principal executive offices are located at 888 Seventh Avenue, 35th Floor, New York, New York 10106. We are organized as a holding company and conduct our operations primarily through TPG RE Finance Trust Holdco, LLC ("Holdco"), a wholly owned Delaware limited liability company, and Holdco's direct and indirect subsidiaries. We conduct our operations as a REIT for U.S. federal income tax purposes. We generally will not be subject to U.S. federal income taxes on our REIT taxable income to the extent that we annually distribute all of our REIT taxable income to stockholders and maintain our qualification as a REIT. We also operate our business in a manner that permits us to maintain an exclusion or exemption from registration under the Investment Company Act.

We operate our business as one segment. Our principal business activity is to directly originate and acquire a diversified portfolio of commercial real estate-related assets, consisting primarily of first mortgage loans and senior participation interests in first mortgage loans secured by institutional-quality properties in primary and select secondary markets in the United States.

Manager

We are externally managed by our Manager, TPG RE Finance Trust Management, L.P., an affiliate of TPG. TPG is a leading global, alternative asset management firm, founded in San Francisco in 1992, with $222 billion of assets under management (as of December 31, 2023) and investment and operational teams around the world. TPG invests across a broadly diversified set of strategies, including private equity, impact, credit, real estate, and market solutions. Our Manager manages our investments and our day-to-day business and affairs in conformity with our investment guidelines and other policies that are approved and monitored by our board of directors. Our Manager is responsible for, among other matters, the selection, origination or purchase and sale of our portfolio investments, our financing activities and providing us with investment advisory services. Our Manager is also responsible for our day-to-day operations and performs (or causes to be performed) such services and activities relating to our investments and business and affairs as may be appropriate. Our investment decisions are approved by an investment committee of our Manager that is comprised of senior investment professionals of TPG, including senior investment professionals of TPG's real estate equity group and TPG's executive committee.

TPG Real Estate, TPG's real estate platform, includes TPG Real Estate Partners and TPG Thematic Advantage Core-Plus, TPG's real estate equity investment vehicles, and us, TPG's public real estate debt investment platform. Collectively, TPG Real Estate managed more than $17.9 billion in real estate and real estate-related assets as of December 31, 2023. In the fourth quarter, TPG Real Estate held an initial closing of TPG Real Estate Credit Opportunities, and two associated funds-of-one (together the "TRECO Funds"). The TRECO Funds are private credit vehicles, with investment mandates focused on opportunistic real estate credit investing. TPG Real Estate's teams work across TPG offices in New York, San Francisco and London, and representative offices in Atlanta and Chicago, and have 18 and 43 employees, respectively, between TPG's real estate debt investment platform and TPG's real estate equity platform.

Our chief executive officer, president and chief financial officer are senior TPG Real Estate professionals. None of our executive officers, our Manager, or other personnel supplied to us by our Manager is obligated to dedicate any specific amount of time to our business. Our Manager is subject to the supervision and oversight of our board of directors and has only such functions and authority as our board of directors delegates to it. Pursuant to a management agreement between our Manager and us (our "Management Agreement"), our Manager is entitled to receive a base management fee, an incentive fee, and certain expense reimbursements.

See Note 10 to our Consolidated Financial Statements included in this Form 10-K for more detail on the terms of the Management Agreement.

Investment Strategy

Our investment objective is to directly originate and acquire a diversified portfolio of commercial real estate-related credit assets, consisting primarily of first mortgage loans and senior participation interests in first mortgage loans secured by institutional-quality properties in primary and select secondary markets in the United States. We invest primarily in commercial mortgage loans and other commercial real estate-related debt instruments, including, but not limited to, the following:

- *Commercial Mortgage Loans*. We focus primarily on directly originating and selectively acquiring first mortgage loans. These loans are secured by high quality commercial real estate properties undergoing some form of transition and value creation, such as retenanting, refurbishment or other form of repositioning, may vary in duration, predominantly bear interest at a floating rate, may provide for regularly scheduled principal amortization and typically require a balloon payment of principal at maturity. These investments may encompass a whole commercial mortgage loan or may include a *pari passu* participation within a commercial mortgage loan.

- ***Other Commercial Real Estate-Related Debt Instruments***. From time to time we may invest in other commercial real estate-related debt instruments, subject to maintaining our qualification as a REIT for U.S. federal income tax purposes and exclusion or exemption from regulation under the Investment Company Act, including, but not limited to, subordinate mortgage interests, mezzanine loans, secured real estate securities, note financing, preferred equity and miscellaneous debt instruments. We have in the past invested in short-term, primarily investment grade collateralized loan obligations ("CRE CLOs") and commercial mortgage-backed securities ("CMBS").

The commercial mortgage loans we target for origination or acquisition typically include, but are not limited to, the following characteristics:

- Unpaid principal balance greater than $35.0 million;

- As-is loan-to value ("LTV") of less than 80% with respect to individual properties;

- Floating rate loans tied to the one-month U.S. dollar-denominated Secured Overnight Financing Rate ("Term SOFR") and credit spreads of 300 to 600 basis points over the benchmark interest rate;

- Secured by properties that are: (1) primarily in the multifamily, life science, mixed-use, hospitality, self storage, and industrial real estate sectors; (2) expected to reach stabilization within 24 months of the origination or acquisition date; and (3) located in primary and select secondary markets in the U.S. that we believe have attractive economic conditions and commercial real estate fundamentals, such as growth in employment and household formation, medical infrastructure, universities and attractive cultural and lifestyle amenities; and

- Well-capitalized sponsors with experience in particular real estate sectors and geographic markets.

We believe that our current investment strategy provides significant opportunities to our stockholders for attractive risk-adjusted returns over time through cash distributions and capital appreciation. However, to capitalize on investment opportunities and returns at different points in the economic and real estate investment cycle, we may modify, expand or change our investment strategy by targeting other assets with debt characteristics, such as subordinate mortgage loans, mezzanine loans, preferred equity, real estate securities and note financings, in each case subject to any duties to offer or other contractual obligations to other funds managed by TPG. We may also target assets with equity-linked characteristics, or forms of direct equity ownership of commercial real estate properties, in either case subject to any duties to offer or other contractual obligations to other funds managed by TPG. We believe that the flexibility of our investment strategy, supported by our Manager's significant commercial real estate experience and the extensive resources of TPG and TPG Real Estate, will allow us to take advantage of continued changing market conditions to maximize risk-adjusted returns to our stockholders.

We believe that the diversification of our investment portfolio, our ability to actively manage those investments, and the flexibility of our strategy positions us to generate attractive returns for our stockholders in a variety of market conditions over the long term.

Investment Portfolio

Our interest-earning assets are comprised almost entirely of a portfolio of floating rate, first mortgage loans and contiguous mezzanine loans. As of December 31, 2023, our balance sheet loan portfolio consisted of 53 loans held for investment totaling $3.7 billion of commitments and an unpaid principal balance of $3.5 billion, with a weighted average credit spread of 3.7%.

As of December 31, 2023, our balance sheet loan portfolio had a weighted average all-in yield of 9.3% and a weighted average term to extended maturity (assuming all extension options are exercised by our borrowers) of 2.6 years. As of December 31, 2023, 100.0% of our loan commitments were floating rate, of which 100.0% were first mortgage loans or, in one instance, a first mortgage loan and contiguous mezzanine loan both owned by us. As of December 31, 2023, our balance sheet loan portfolio had a weighted average LTV of 67.3% and, subject to the satisfaction of certain borrower milestones, $183.3 million of unfunded loan commitments.

We may hold real estate owned ("REO") as a result of taking title to a loan's collateral. As of December 31, 2023, we owned four office properties and one multifamily property with an aggregate carrying value of $199.8 million.

Loan Portfolio

The following table details overall statistics for our loans held for investment portfolio as of December 31, 2023 (dollars in thousands):

	Balance sheet portfolio	Total loan exposure[1]
Number of loans	53	53
Floating rate loans	100.0 %	100.0 %
Total loan commitment[1]	$ 3,666,173	$ 3,666,173
Unpaid principal balance[2]	$ 3,484,052	$ 3,484,052
Unfunded loan commitments[3]	$ 183,293	$ 183,293
Amortized cost	$ 3,476,776	$ 3,476,776
Weighted average credit spread[4]	3.7 %	3.7 %
Weighted average all-in yield[4]	9.3 %	9.3 %
Weighted average term to extended maturity (in years)[5]	2.6	2.6
Weighted average LTV[6]	67.3 %	67.3 %

---

(1) In certain instances, we create structural leverage through the co-origination or non-recourse syndication of a senior loan interest to a third-party. In either case, the senior mortgage loan (i.e., the non-consolidated senior interest) is not included on our balance sheet. When we create structural leverage through the co-origination or non-recourse syndication of a senior loan interest to a third-party, we retain on our balance sheet a mezzanine loan. Total loan exposure encompasses the entire loan portfolio we originated, acquired and financed. We did not have any non-consolidated senior interests as of December 31, 2023. See Item 7 – "Management's Discussion and Analysis of Financial Condition and Results of Operations–Investment Portfolio Financing–Non-Consolidated Senior Interests" in this Form 10-K for additional information.

(2) Unpaid principal balance includes PIK interest of $1.2 million as of December 31, 2023.

(3) Unfunded loan commitments may be funded over the term of each loan, subject in certain cases to an expiration date or a force-funding date, primarily to finance property improvements or lease-related expenditures by our borrowers, and to finance operating deficits during renovation and lease-up.

(4) As of December 31, 2023, all of our loans were indexed to Term SOFR. In addition to credit spread, all-in yield includes the amortization of deferred origination fees, purchase price premium and discount, and accrual of both extension and exit fees. All-in yield for the total portfolio assumes Term SOFR as of December 31, 2023 for weighted average calculations.

(5) Extended maturity assumes all extension options are exercised by our borrowers; provided, however, that our loans may be repaid prior to such date. As of December 31, 2023, based on the unpaid principal balance of our total loan exposure, 8.4% of our loans were subject to yield maintenance or other prepayment restrictions and 91.6% were open to repayment by the borrower without penalty.

(6) Except for construction loans, LTV is calculated for loan originations and existing loans as the total outstanding principal balance of the loan or participation interest in a loan (plus any financing that is pari passu with or senior to such loan or participation interest) as of December 31, 2023, divided by the as-is appraised value of our collateral at the time of origination or acquisition of such loan or participation interest. For construction loans only, LTV is calculated as the total commitment amount of the loan divided by the as-stabilized value of the real estate securing the loan. The as-is or as-stabilized (as applicable) value reflects our Manager's estimates, at the time of origination or acquisition of the loan or participation interest in a loan, of the real estate value underlying such loan or participation interest determined in accordance with our Manager's underwriting standards and consistent with third-party appraisals obtained by our Manager.

Our loans held for investment consist of Bridge, Light Transitional, Moderate Transitional and Construction floating rate loans that are secured by a diverse portfolio of properties located in primary and select secondary markets in the U.S. These loan categories are utilized by us to classify, define, and assess our loan investments. Generally, loan investments are classified based on a percentage of deferred fundings of the total loan commitment. Bridge loans limit deferred fundings to less than 10%, while Light and Moderate Transitional loans limit deferred fundings to 10% to 20%, and over 20%, respectively. Construction loans involve ground-up construction and deferred fundings often represent the majority of the loan commitment amount. Deferred fundings are commonly conditioned on the borrower's satisfaction of certain collateral performance tests, the completion of specified property improvements, or both.

The following charts present, by total loan commitment, the property types securing our balance sheet loans held for investment portfolio and their geographic distribution within the U.S., as of December 31, 2023:



The following charts present, by total loan commitment, our loans held for investment portfolio by year of origination and loan category, as of December 31, 2023:



As of December 31, 2023, we did not have any loans on non-accrual status. As of December 31, 2023, our allowance for credit losses for loans held for investment was $69.8 million, or 190 basis points of total loan commitments, including an allowance for credit losses on unfunded loan commitments, compared to $214.6 million, or 395 basis points of total loan commitments, as of December 31, 2022, a decrease of $144.8 million from the prior year.

The following table details our total loan commitments and unpaid principal balance across the top 25 Metropolitan Statistical Areas ("MSA"), as of December 31, 2023 (dollars in thousands).

MSA[1]	MSA rank[1]	Number of loans	Loan commitment	Unpaid principal balance
New York City	1	4	$ 604,133	$ 603,544
San Francisco	11	3	392,900	363,728
San Antonio	24	4	184,370	178,438
Los Angeles	2	2	174,775	168,001
Miami	8	3	172,375	164,372
Dallas	4	2	124,000	100,093
Baltimore	21	1	122,500	121,133
Phoenix	12	2	78,100	69,511
San Diego	17	2	75,600	69,875
Tampa	18	1	69,000	64,570
St. Louis	20	1	65,600	57,000
Atlanta	9	1	44,500	35,072
Chicago	3	1	39,000	39,000
Riverside (San Bernardino)	13	1	36,440	33,915
Other		25	1,482,880	1,415,800
Total		53	$ 3,666,173	$ 3,484,052

_____

(1)   Based on rankings of MSA for 2020 according to the United States Census Bureau.

Real Estate Owned

As of December 31, 2023, we owned four office properties and one multifamily property with an aggregate carrying value of $199.8 million.

For additional information regarding our investment portfolio as of December 31, 2023, see Item 7 – "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Form 10-K.

Investment Portfolio Financing Strategy

We finance our investment portfolio using secured financing arrangements, including secured credit agreements, secured revolving credit facilities, mortgage loans, asset-specific financing arrangements, and collateralized loan obligations ("CLOs"). In certain instances, we may create structural leverage and obtain matched-term financing through the co-origination or non-recourse syndication of a senior loan interest to a third party (a "non-consolidated senior interest"). We may in the future use other forms of leverage, including structured financing other than CLOs, derivative instruments, and public and private secured and unsecured debt issuances by us or our subsidiaries.

We generally seek to match-fund and match-index our investments by minimizing the differences between the durations and indices of our investments and those of our liabilities, while minimizing our exposure to mark-to-market risk. This may be accomplished in certain instances using derivatives, although no such derivatives are currently used by us. Under certain circumstances, we may determine not to match-fund or match-index our investments, or we may otherwise be unable to do so.

Certain of our borrowing arrangements contain defined mark-to-market provisions that permit our lenders to issue margin calls to the Company only in the event that the collateral properties underlying the Company's loans pledged to the Company's lenders experience a non-temporary decline in value ("credit marks") due to reasons other than capital markets events that result in changing credit spreads for similar borrowing obligations. As of December 31, 2023, 73.5% of our loan investment portfolio financing arrangements contained no mark-to-market provisions.

The following table details the principal balance amounts outstanding for our loan portfolio financing arrangements as of December 31, 2023 (dollars in thousands):

	Total indebtedness		Non-mark-to-market		Mark-to-market	
Collateralized loan obligations	$	1,919,790	$	1,919,790	$	—
Secured credit agreements		799,518		—		799,518
Secured revolving credit facility		23,782		23,782		—
Asset-specific financing		274,158		274,158		—
Total indebtedness[1]	$	3,017,248	$	2,217,730	$	799,518
Percent of total indebtedness				73.5%		26.5%

_____

(1) Excludes deferred financing costs of $8.4 million as of December 31, 2023.

The amount of leverage we employ for particular investments will depend upon our Manager's assessment of the credit, liquidity, price volatility, and other risks of those assets and the financing counterparties, the availability of particular types of financing at the time, and the financial covenants under our financing arrangements. Our Manager's decision to use leverage to finance our investments, including the amount of leverage we use, will be at its discretion and is not subject to the approval of our stockholders. We currently expect that our leverage, measured as the ratio of total debt to equity, will generally be less than 3.75:1, subject to compliance with our financial covenants under our secured financing agreements and other contractual obligations. We reserve the right to adjust this range without advance notice to satisfy our corporate finance and risk management objectives.

Floating Rate Portfolio

Our business model seeks to minimize our exposure to changing interest rates by match-indexing our assets and liabilities using the same benchmark index, which is Term SOFR. Accordingly, rising interest rates will generally increase our net interest income, while declining interest rates will generally decrease our net interest income, subject to the impact of interest rate floors in our mortgage loan investment portfolio. As of December 31, 2023, 100.0% of our loan investments by unpaid principal balance earned a floating rate of interest and were financed with liabilities that require interest payments based on floating rates, which resulted in approximately $0.5 billion of net floating rate exposure, subject to the impact of interest rate floors on all of our floating rate loans and less than 1.2% of our liabilities. Our liabilities are generally index-matched to each loan investment asset, resulting in a net exposure to movements in benchmark rates that varies based on the relative proportion of floating rate assets and liabilities.

The following table illustrates the quarterly impact to our net interest income of an immediate increase or decrease of 50 and 100 basis points in the Term SOFR benchmark rates underlying our existing floating rate loans held for investment portfolio and related liabilities as of December 31, 2023 (dollars in thousands).



Due to the floating rate and short-term nature of our loan investment portfolio, we have elected not to employ interest rate derivatives (e.g., interest rate swaps, caps, collars or swaptions) to limit our exposure to increasing interest rates, but we may do so in the future.

We had no fixed rate loans outstanding as of December 31, 2023.

Investment Guidelines

Our board of directors has approved the following investment guidelines:

- No investment will be made that would cause us to fail to maintain our qualification as a REIT under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code");

- No investment will be made that would cause us or any of our subsidiaries to be required to be registered as an investment company under the Investment Company Act;

- Our Manager will seek to invest our capital in our target assets;

- Prior to the deployment of our capital into our target assets, our Manager may cause our capital to be invested in any short-term investments in money market funds, bank accounts, overnight repurchase agreements with primary Federal Reserve Bank dealers collateralized by direct U.S. government obligations and other instruments or investments determined by our Manager to be of high quality;

- Not more than 25% of our Equity (as defined in our Management Agreement) may be invested in any individual investment without the approval of a majority of our independent directors (it being understood, however, that for purposes of the foregoing concentration limit, in the case of any investment that is comprised (whether through a structured investment vehicle or other arrangement) of securities, instruments or assets of multiple portfolio issuers, such investment for purposes of the foregoing limitation will be deemed to be multiple investments in such underlying securities, instruments and assets and not the particular vehicle, product or other arrangement in which they are aggregated); and

- Any investment in excess of $300 million requires the approval of a majority of our independent directors.

These investment guidelines may be amended, supplemented or waived pursuant to the approval of our board of directors (which must include a majority of our independent directors) from time to time, without the approval of our stockholders.

Competition

We operate in a competitive market for the origination and acquisition of attractive investment opportunities. We compete with a variety of institutional investors, including other REITs, debt funds, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, financial institutions, private equity and hedge funds, governmental bodies and other entities and may compete with other TPG Funds (such as the TRECO Funds). Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. Several of our competitors, including other REITs, have recently raised, or are expected to raise, significant amounts of capital and may have investment objectives that overlap with our investment objectives, which may create additional competition for lending and other investment opportunities. Some of our competitors may have a lower cost of funds and access to funding sources that may not be available to us or are only available to us on substantially less attractive terms. Many of our competitors are not subject to the operating constraints associated with REIT tax compliance or maintenance of an exclusion or exemption from the Investment Company Act. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more lending relationships than we do. Competition may result in realizing fewer investments, higher prices, acceptance of greater risk, greater defaults, lower yields or a narrower spread of yields over our borrowing costs. In addition, competition for attractive investments could delay the investment of our capital.

In the face of this competition, we have access to our Manager's professionals through TPG and TPG Real Estate, and their industry expertise, which provides us with an advantage in competing effectively for attractive investment opportunities, helps us assess risks and determine appropriate pricing for certain potential investments, and affords us access to capital with low costs and other attractive attributes. However, we may not be able to achieve our business goals or expectations due to the competitive risks that we face. For additional information concerning these competitive risks, see Item 1A – "Risk Factors—Risks Related to Our Lending and Investment Activities—We operate in a competitive market for the origination and acquisition of attractive investment opportunities and competition may limit our ability to originate or acquire attractive investments in our target assets, which could have a material adverse effect on us."

Environmental, Social, and Governance

Because we are externally managed by our Manager, an affiliate of TPG, many of the Environmental, Social, and Governance ("ESG") initiatives undertaken by them impact or apply to us. We risk damage to our reputation if we, affiliates of our Manager, or TPG fail to act responsibly in such areas as diversity and inclusion, environmental stewardship, support for local communities, corporate governance and transparency, and incorporating ESG factors in our investment processes. We strive to maintain an environment that fosters integrity, professionalism, and candor when conducting our day-to-day operations, during our investment decision making process, and while implementing and maintaining our ESG initiatives.

Employees

We do not have any employees, nor do we expect to have employees in the future. We are externally managed and are advised by our Manager pursuant to our Management Agreement between our Manager and us. All of our executive officers and certain of our directors are employees of our Manager or its affiliates.

Our success depends to a significant extent upon the ongoing efforts, experience, diligence, skill, and network of business contacts of our executive officers and the other key personnel of TPG provided to our Manager and its affiliates. These individuals evaluate, negotiate, execute, and monitor our loans, other investments and our capitalization, and advise us regarding maintenance of our REIT status and exclusion or exemption from regulation under the Investment Company Act. Our success depends on their skills and management expertise and continued service with our Manager and its affiliates.

Government Regulation

Our operations are subject, in certain instances, to supervision and regulation by U.S. and other governmental authorities, and may be subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, which among other things: (i) regulate credit-granting activities; (ii) establish maximum interest rates, finance charges and other charges; (iii) require disclosures to customers; (iv) govern secured transactions; and (v) set collection, foreclosure, repossession and claims-handling procedures and other trade practices. We are also required to comply with certain provisions of the Equal Credit Opportunity Act that are applicable to commercial loans. We intend to conduct our business so that neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act.

In our judgment, existing statutes and regulations have not had a material adverse effect on our business. In recent years, legislators in the United States and in other countries have said that greater regulation of financial services firms is needed, particularly in areas such as risk management, leverage, and disclosure. While we expect that additional new regulations in these areas may be adopted and existing ones may change in the future, it is not possible at this time to forecast the exact nature of any future legislation, regulations, judicial decisions, orders or interpretations, nor their impact upon our future business, financial condition, or results of operations or prospects.

Operating and Regulatory Structure

REIT Qualification

We made an election to be taxed as a REIT for U.S. federal income tax purposes, commencing with our initial taxable year ended December 31, 2014. We generally must distribute annually at least 90% of our net taxable income, subject to certain adjustments and excluding any net capital gain, in order for us to continue to qualify as a REIT for U.S. federal income tax purposes. To the extent that we satisfy this distribution requirement but distribute less than 100% of our net taxable income, we will be subject to U.S. federal income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws. Our qualification as a REIT also depends on our ability to meet various other requirements imposed by the Internal Revenue Code, which relate to organizational structure, diversity of stock ownership, and certain restrictions with regard to the nature of our assets and the sources of our income. Even if we continue to qualify as a REIT, we may be subject to certain U.S. federal excise taxes and state and local taxes on our income and assets. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax at regular corporate rates, and applicable state and local taxes, and will not be able to qualify as a REIT for the subsequent four years.

Furthermore, we have multiple taxable REIT subsidiaries ("TRSs"), which when active, pay U.S. federal, state, and local income tax on their net taxable income. See Item 1A – "Risk Factors – Risks Related to our REIT Status and Certain Other Tax Items" for additional tax status information.

Investment Company Act Exclusion or Exemption

We conduct, and intend to continue to conduct, our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act. Complying with provisions that allow us to avoid the consequences of registration under the Investment Company Act may at times require us to forego otherwise attractive opportunities and limit the manner in which we conduct our operations. We conduct our operations so that we are not an "investment company" as defined in Section 3(a)(1)(A) or Section 3(a)(1)(C) of the Investment Company Act. We believe we are not an investment company under Section 3(a)(1)(A) of the Investment Company Act because we do not engage primarily, or hold ourselves out as being engaged primarily, in the business of investing, reinvesting or trading in securities. Rather, through our wholly-owned or majority-owned subsidiaries, we are primarily engaged in non-investment company businesses related to real estate. In addition, we intend to conduct our operations so that we do not come within the definition of an investment company under Section 3(a)(1)(C) of the Investment Company Act because less than 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis will consist of "investment securities." Excluded from the term "investment securities" (as that term is defined in the Investment Company Act) are securities issued by majority-owned subsidiaries that are themselves not investment companies and are not relying on the exclusions from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the

Investment Company Act. Our interests in wholly-owned or majority-owned subsidiaries that qualify for the exclusion pursuant to Section 3(c)(5)(C), as described below, Rule 3a-7, as described below, or another exclusion or exception under the Investment Company Act (other than Section 3(c)(1) or Section 3(c)(7) thereof), do not constitute "investment securities."

We hold our assets primarily through direct or indirect wholly-owned or majority-owned subsidiaries, certain of which are excluded from the definition of investment company pursuant to Section 3(c)(5)(C) of the Investment Company Act. We classify the assets of our subsidiaries relying on the Section 3(c)(5)(C) exemption from the Investment Company Act based upon positions set forth by the SEC staff. Based on such positions, to qualify for the exclusion pursuant to Section 3(c)(5)(C), each such subsidiary generally is required to hold at least (i) 55% of its assets in "qualifying" real estate assets and (ii) at least 80% of its assets in "qualifying" real estate assets and real estate-related assets.

Certain of our subsidiaries rely on Rule 3a-7 under the Investment Company Act. We refer to these subsidiaries as our "CLO subsidiaries." Rule 3a-7 under the Investment Company Act is available to certain structured financing vehicles that are engaged in the business of holding financial assets that, by their terms, convert into cash within a finite time period and that issue fixed income securities entitling holders to receive payments that depend primarily on the cash flows from these assets, provided that, among other things, the structured finance vehicle does not engage in certain portfolio management practices resembling those employed by management investment companies (e.g., mutual funds). Accordingly, each of these CLO subsidiaries is subject to legal and contractual restrictions regarding their structure and operation. As a result of these restrictions, our CLO subsidiaries may suffer losses on their assets and we may suffer losses on our investments in those CLO subsidiaries.

As a consequence of our seeking to avoid the need to register under the Investment Company Act on an ongoing basis, we and/or our subsidiaries may be restricted from making certain investments or may structure investments in a manner that would be less advantageous to us than would be the case in the absence of such requirements. In particular, a change in the value of any of our assets could negatively affect our ability to avoid the need to register under the Investment Company Act and cause the need for a restructuring of our investment portfolio. For example, these restrictions may limit our and our subsidiaries' ability to invest directly in mortgage-backed securities that represent less than the entire ownership in a pool of senior mortgage loans, debt and equity tranches of securitizations and certain asset-backed securities, non-controlling equity interests in real estate companies or in assets not related to real estate; however, we and our subsidiaries may invest in such securities to a certain extent. In addition, seeking to avoid the need to register under the Investment Company Act may cause us and/or our subsidiaries to acquire or hold additional assets that we might not otherwise have acquired or held or dispose of investments that we and/or our subsidiaries might not have otherwise disposed of, which could result in higher costs or lower proceeds to us than we would have paid or received if we were not seeking to comply with such requirements. Thus, avoiding registration under the Investment Company Act may hinder our ability to operate solely on the basis of maximizing profits.

If we were required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act) and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan, which could materially and adversely affect our ability to pay distributions to our stockholders.

Available Information

We maintain a website at *www.tpgrefinance.com*. We are providing the address to our website solely for the information of investors. The information on our website is not a part of, nor is it incorporated by reference into, this report. Through our website, we make available, free of charge, our annual proxy statement, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish them to, the SEC.

Item 1A. Risk Factors.

The following is a summary of the principal risks and uncertainties that could materially adversely affect our business, financial condition and results of operations. This summary should be read together with the more detailed risk factors contained below.

Risks Related to Our Lending and Investment Activities

- Our success depends on the availability of attractive investment opportunities and our Manager's ability to identify, structure, consummate, leverage, manage and realize returns on our investments.

- Our commercial mortgage loans and other commercial real estate-related debt instruments expose us to risks associated with real estate investments generally.

- We operate in a competitive market for the origination and acquisition of attractive investment opportunities and competition may limit our ability to originate or acquire attractive investments in our target assets.

- The due diligence process undertaken by our Manager in regard to our investment opportunities may not reveal all facts relevant to an investment and, as a result, we may experience losses.

- Real estate valuation is inherently subjective and uncertain, and is subject to change, especially during periods of volatility. Our allowance for loan losses may prove inadequate.

- Interest rate, prepayment, concentration, liquidity, collateral and credit risk may adversely affect our financial performance. There are no assurances that the U.S. or global financial systems will remain stable.

- Any credit ratings assigned to our investments will be subject to ongoing evaluations and revisions, and we cannot assure you that those ratings will not be downgraded.

- The success of our investment strategy depends, in part, on our ability to successfully effectuate loan modifications and/or restructurings.

- We have in the past and may in the future acquire ownership of property securing our loans through foreclosure or deed-in-lieu of foreclosure. When we take title to the property securing one of our loans, and if we do not or cannot sell the property, we own and operate the property as "real estate owned." Our real estate owned assets are subject to risks particular to real property. These risks may have resulted and may continue to result in a reduction or elimination of return from a loan secured by a particular property.

- Property insurance costs may continue to increase, and in some cases insurance may not be available.

Risks Related to Our Financing

- We have a significant amount of debt, which subjects us to increased risk of loss.

- Our financing arrangements may require us to provide additional collateral or repay debt.

- Certain of our current financing arrangements contain, and certain of our future financing arrangements may contain, various financial and operational covenants, and a default of any such covenants could materially and adversely affect us.

- There can be no assurance that we will be able to obtain or utilize additional financing arrangements in the future on similar or more favorable terms, or at all.

Risks Related to Our Relationship with Our Manager and its Affiliates

- We depend on our Manager and the personnel of TPG provided to our Manager for our success. We may not find a suitable replacement for our Manager if our Management Agreement is terminated, or if key personnel cease to be employed by TPG or otherwise become unavailable to us.

- Our Manager manages our portfolio pursuant to very broad investment guidelines and is not required to seek the approval of our board of directors for each investment, financing, asset allocation or hedging decision made by it, which may result in our making riskier loans and other investments.

Risks Related to Our Company

- Our investment, asset allocation and financing strategies may be changed without stockholder consent and we may not be able to operate our business successfully or implement our operating policies and investment strategy.

- TPG and our Manager may not be able to hire and retain qualified investment professionals or grow and maintain our relationships with key borrowers and loan brokers. We also depend on a third-party service provider for asset management services. We may not find a suitable replacement for this service provider if our agreement with them is terminated, or if key personnel of this service provider cease to be employed or otherwise become unavailable to us.

- Rapid changes in the market value or income potential of our assets may make it more difficult for us to maintain our qualification as a REIT or our exclusion or exemption from regulation under the Investment Company Act.

- Actions of the U.S. government and other governmental and regulatory bodies designed to stabilize or reform the financial markets may not achieve the intended effect.

- Operational risks, including the risks of cyberattacks, may disrupt our businesses, result in losses or limit our growth.

Risks Related to our REIT Status and Certain Other Tax Items

- Failure to comply with REIT requirements could subject us to higher taxes and liquidity issues and reduce the amount of cash available for distribution to our stockholders.

- Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

- Compliance with the REIT requirements may hinder our ability to grow, which could materially and adversely affect us.

- We may choose to make distributions to our stockholders in shares of our common stock, in which case our stockholders could be required to pay income taxes in excess of the cash dividends they receive.

- Liquidation of assets may jeopardize our ability to maintain our REIT qualification or create additional tax liability for us.

Risks Related to Our Common Stock

- We have not established a minimum distribution payment level and we cannot assure you of our ability to pay distributions in the future.

- The authorized but unissued shares of our common stock and preferred stock may prevent a change in our control.

- Ownership limitations may delay, defer or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

- Our charter contains provisions that make removal of our directors difficult, which makes it more difficult for our stockholders to effect changes to our management and may prevent a change in control of our company that is in the best interests of our stockholders.

General Risks

- A global economic slowdown, a recession or declines in real estate values could impair our investments and have a significant adverse effect on our business, financial condition and results of operations.

- Our obligations associated with being a public company, our failure to maintain an effective system of internal control and social, political, and economic instability, unrest, and other circumstances beyond our control could adversely affect our business operations.

Risks Related to Our Lending and Investment Activities

Our success depends on the availability of attractive investment opportunities and our Manager's ability to identify, structure, consummate, leverage, manage and realize returns on our investments.

Our operating results are dependent upon the availability of, as well as our Manager's ability to identify, structure, consummate, leverage, manage and realize returns on, our loans and other investments. In general, the availability of attractive investment opportunities and, consequently, our operating results, will be affected by the level and volatility of interest rates, conditions in the financial markets, general economic conditions, the demand for investment opportunities in our target assets and the supply of capital for such investment opportunities. We cannot assure you that our Manager will be successful in identifying and consummating attractive investments or that such investments, once made, will perform as anticipated.

Our commercial mortgage loans and other commercial real estate-related debt instruments expose us to risks associated with real estate investments generally.

We seek to originate and selectively acquire commercial mortgage loans and other commercial real estate-related debt instruments. Deterioration of real estate fundamentals generally, and in the United States in particular, has negatively impacted our performance by making it more difficult for borrowers to satisfy their debt payment obligations, increasing the default risk applicable to borrowers and made it relatively more difficult for us to generate attractive risk-adjusted returns. Real estate investments are subject to various risks, including:

- economic and market fluctuations;

- political instability or changes, terrorism and acts of war;

- changes in building, environmental, zoning and other laws;

- casualty or condemnation losses;

- regulatory limitations on rents or moratoriums against tenant evictions or foreclosures;

- decreases in property values;

- changes in the appeal of properties to tenants, including due to the impact of remote work on how tenants and workers can efficiently use commercial space;

- changes in supply (resulting from the recent growth in commercial real estate debt funds or otherwise) and demand;

- energy supply shortages;

- various uninsured or uninsurable risks;

- increasing costs relating to, or the unavailability of, various categories of property-related insurance;

- natural disasters and outbreaks of pandemic or contagious diseases;

- changes in government regulations (such as rent control or regulation of greenhouse gas emissions);

- changes in monetary policy;

- changes in capital expenditure costs;

- changes in the availability of debt financing and/or mortgage funds which may render the sale or refinancing of properties difficult or impracticable;

- increased mortgage defaults;

- declining interest rates which reduce asset yields, subject to the impact of interest rate floors on certain of our floating rate loans;

- increasing interest rates, which may make it more difficult for our borrowers to repay loans via a refinancing or sale of the collateral property;

- increases in borrowing rates;

- changes in consumer spending; and

- negative developments in the economy and/or adverse changes in real estate values generally and other risk factors that are beyond our control.

Recent concerns about the real estate market, rising interest rates, inflation, energy costs and geopolitical issues have contributed to increased volatility and diminished expectations for the economy and markets going forward. We cannot predict the degree to which economic conditions generally, and the conditions for commercial real estate debt investing in particular, will improve or decline. Any declines in the performance of the U.S. and global economies or in the real estate debt markets could have a material adverse effect on us.

Commercial real estate debt instruments that are secured or otherwise supported, directly or indirectly, by commercial property are subject to delinquency, foreclosure and loss, which could materially and adversely affect us.

Commercial real estate debt instruments, such as mortgage loans, that are secured or, in the case of certain assets (including participation interests, mezzanine loans and preferred equity), supported by commercial properties are subject to risks of delinquency and foreclosure and risks of loss that are greater than similar risks associated with loans made on the security of single-family residential property. The ability of a borrower to pay the principal of and interest on a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to pay the principal of and interest on the loan in a timely manner, or at all, may be impaired and therefore could reduce our return from an affected property or investment, which could materially and adversely affect us. Net operating income of an income-producing property may be adversely affected by the risks particular to commercial real property described above, as well as, among other things:

- tenant mix and tenant bankruptcies;

- success of tenant businesses;

- property management decisions, including with respect to capital improvements, particularly in older building structures;

- renovations or repositionings during which operations may be limited or halted completely;

- property location and condition, including, without limitation, any need to address environmental contamination or climate-related risks at a property;

- competition from comparable types of properties;

- changes in global, national, regional or local economic conditions or changes in specific industry segments;

- changes in interest rates, and in the state of the credit, securitization, debt and equity capital markets, including diminished availability or lack of debt financing for commercial real estate;

- global trade disruption, supply chain issues, significant introductions of trade barriers and bilateral trade frictions;

- declines in regional or local real estate values or rental or occupancy rates;

- responses of businesses, governments and individuals to pandemics or outbreaks of contagious disease;

- labor shortages and increases in the minimum wage and other forms of employee compensation and benefits;

- higher rates of inflation;

- changes in real estate tax rates, tax credits and other operating expenses;

- changes to tax laws and rates to which real estate lenders and investors are subject; and

- government regulations.

In the event of any default under a mortgage loan held directly by us, we will bear a risk of loss to the extent of any deficiency between the value of the collateral and the principal of and accrued interest on the mortgage loan. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to that borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process that could have a substantial negative effect on any anticipated return on the foreclosed mortgage loan.

We originate and acquire transitional loans, which involves greater risk of loss than stabilized commercial mortgage loans.

We originate and acquire transitional loans secured by first lien mortgages on commercial real estate, and in some instances pledges of equity in the property holder. These loans provide interim financing to borrowers seeking short-term capital for the acquisition, lease up or repositioning of commercial real estate and generally have an initial maturity of three years or less. A borrower under a transitional loan has usually identified an asset that the borrower views as undervalued, having been under-managed and/or is located in a recovering market. If the borrower's assessment of the asset as undervalued is inaccurate, or if the market in which the asset is located fails to recover according to the borrower's projections, or if the borrower fails to improve the operating performance of the asset or the value of the asset, the borrower may not receive a sufficient return on the asset to satisfy the transitional loan, and we will bear the risk that we may not recover some or all of our investment. During periods in which there are decreases in demand for certain properties as a result of macroeconomic factors, reductions in the financial resources of tenants and defaults by borrowers or tenants, borrowers face additional challenges in transitioning properties. Market downturns or other adverse macroeconomic factors may affect transitional loans in our portfolio more adversely than loans secured by more stabilized assets. A portion of our loans are secured by office space and similar commercial real estate. This sector has recently been affected by certain macroeconomic factors, such as an increased prevalence of remote work.

In addition, borrowers often use the proceeds of a sale or refinancing to repay a loan, and both sales and refinancings are subject to the broader risk that the underlying collateral may not be liquid and that financing may not be available on acceptable terms or at all. In the event of any failure to repay under a transitional loan held by us, we will bear the risk of loss of principal and non-payment of interest and fees to the extent of any deficiency between the value of the underlying collateral and the principal amount and unpaid interest of the loan. To the extent we suffer such losses with respect to our loans, it could adversely affect our results of operations and financial condition.

There can be no assurances that the U.S. or global financial systems will remain stable, and the occurrence of another significant credit market disruption may negatively impact our ability to execute our investment strategy, which would materially and adversely affect us.

The U.S. and global financial markets experienced significant disruptions in the past, during which times global credit markets collapsed, borrowers defaulted on their loans at historically high levels, banks and other lending institutions suffered heavy losses and the value of real estate declined. During such periods, a significant number of borrowers became unable to pay principal and interest on outstanding loans as the value of their real estate declined. After the 2008 Global Financial Crisis, liquidity eventually returned to the market and property values recovered to levels that exceeded those observed prior to the Global Financial Crisis. However, declining real estate values due to changes in interest rates, economic conditions, or other factors, have in the past and could again in the future reduce the level of new mortgage and other real estate-related loan originations. Instability in the U.S. and global financial markets in the future could be caused by any number of factors beyond our control, including, without limitation, terrorist attacks or other acts of war and adverse changes in national or international economic, market and political conditions or another health pandemic. Any future sustained period of increased payment delinquencies, foreclosures or losses could adversely affect both our net interest income from loans in our portfolio as well as our ability to originate and acquire loans, which would materially and adversely affect us.

Difficulty in redeploying the proceeds from repayments of our existing loans and other investments could materially and adversely affect us.

As our loans and other investments are repaid, we attempt to redeploy the proceeds we receive into new loans and investments (which can include future fundings associated with our existing loans) and repay borrowings under our secured financing agreements and other financing arrangements. It is possible that we will fail to identify reinvestment options that would provide a yield and/or a risk profile that is comparable to the asset that was repaid. If we fail to redeploy the proceeds we receive from repayment of a loan or other investment in equivalent or better alternatives, we could be materially and adversely affected. If we cannot redeploy the proceeds we receive from repayments into funding loans in property types or geographic markets that our Manager has identified as priorities for us, such repayments may cause the composition of our loan portfolio to skew towards less favored property types or geographies and prevent us from achieving our portfolio construction objectives.

If we are unable to successfully integrate new assets and manage our growth, our results of operations and financial condition may suffer.

We have in the past and may in the future significantly increase the size and/or change the mix of our portfolio of assets. We may be unable to successfully and efficiently integrate newly-acquired assets into our existing portfolio or otherwise effectively manage our assets or our growth effectively. In addition, increases in our portfolio of assets and/or changes in the mix of our assets may place significant demands on our Manager's administrative, operational, asset management, financial and other resources. Any failure to manage increases in size effectively could adversely affect our results of operations and financial condition.

We operate in a competitive market for the origination and acquisition of attractive investment opportunities and competition may limit our ability to originate or acquire attractive investments in our target assets, which could have a material adverse effect on us.

We operate in a competitive market for the origination and acquisition of attractive investment opportunities. We compete with a variety of institutional investors, including other REITs, debt funds, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, financial institutions, private equity and hedge funds, governmental bodies and other entities and may compete with TPG Funds (such as the TRECO Funds), subject to duties to offer, other contractual obligations and other internal rules. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. Several of our competitors, including other REITs, have recently raised, or are expected to raise, significant amounts of capital, and may have investment objectives that overlap with our investment objectives, which may create additional competition for lending and other investment opportunities. Some of our competitors may have a lower cost of funds and access to funding sources that may not be available to us or are only available to us on substantially less attractive terms. Many of our competitors are not subject to the operating constraints associated with REIT tax compliance or maintenance of an exclusion or exemption from the Investment Company Act. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more lending relationships than we do. Competition may result in realizing fewer investments, higher prices, acceptance of greater risk, greater defaults, lower yields or a narrower spread of yields over our borrowing costs. In addition, competition for attractive investments could delay the investment of our capital. Furthermore, changes in the financial regulatory regime could decrease the restrictions on banks and other financial institutions and allow them to compete with us for investment opportunities that were previously not available to, or otherwise pursued by, them. See "—Risks Related to Our Company—Changes in laws or regulations governing our operations or those of our competitors, or changes in the interpretation thereof, or newly enacted laws or regulations, could result in increased competition for our target assets, required changes to our business practices and collectively could adversely impact our revenues and impose additional costs on us, which could materially and adversely affect us."

As a result, competition may limit our ability to originate or acquire attractive investments in our target assets and could result in reduced returns. We can provide no assurance that we will be able to identify and originate or acquire attractive investments that are consistent with our investment strategy.

The due diligence process undertaken by our Manager in regard to our investment opportunities may not reveal all facts relevant to an investment and, as a result, we may experience losses, which could materially and adversely affect us.

Before originating a loan to a borrower or making other investments for us, our Manager conducts due diligence that it deems reasonable and appropriate based on the facts and circumstances relevant to each potential investment. When conducting due diligence, our Manager may be required to evaluate important and complex issues, including but not limited to those related to business, financial, tax, accounting, environmental, ESG, technology, cybersecurity, legal and regulatory and macroeconomic trends. With respect to ESG, the nature and scope of our Manager's diligence will vary based on the investment, but may include a review of, among other things: energy management, air and water pollution, land contamination, risks of fire, floods, hurricanes and wind storms, and other climate-related hazards, diversity, employee health and safety, accounting standards and bribery and corruption. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of potential investment. The due diligence investigation with respect to any investment opportunity may not reveal or highlight all relevant facts (including fraud) or risks that may be necessary or helpful in evaluating such investment opportunity, and our Manager may not identify or foresee future developments that could have a material adverse effect on an investment. In addition, selecting and evaluating material ESG factors is subjective by nature, and there is no guarantee that the criteria utilized or judgment exercised by our Manager or a third-party ESG specialist (if any) will reflect the beliefs, values, internal policies or preferred practices of any particular investor or align with the beliefs or values or preferred practices of other asset managers or with market trends. The materiality of ESG risks and impacts on an individual potential investment or portfolio as a whole are dependent on many factors, including the relevant industry, country, asset class and investment style. Further, some matters covered by our Manager's diligence, such as ESG, are continuously evolving and our Manager may not accurately or fully anticipate such evolution. For instance, our Manager's ESG framework does not represent a universally recognized standard for assessing ESG considerations as there are different frameworks and methodologies being implemented by other asset managers, in addition to numerous international initiatives on the subject. There has also been recent regulatory focus on the marketing of socially conscious investment strategies and the methodology used to evaluate ESG, which has resulted in fines and penalties related to insufficient assessment processes around the marketing of investments marketed as ESG.

Relying on the resources available to it, our Manager evaluates our potential investments based on criteria it deems appropriate for the relevant investment. Our Manager's estimates may not prove accurate, as actual results may vary from estimates. If our Manager underestimates the asset-level losses relative to the price we pay for a particular investment, we may be required to recognize an impairment and/or realize losses with respect to such investment. Additionally, during the mortgage loan underwriting process, appraisals will generally be obtained by our Manager on the collateral underlying each prospective mortgage. Inaccurate or inflated appraisals may result in an increase in the severity of losses on the mortgage loans. Any such losses could materially and adversely affect us.

Interest rate fluctuations could significantly decrease our ability to generate income on our investments, which could materially and adversely affect us.

Our primary interest rate exposure relates to the yield on our investments and the financing cost of our debt. Changes in interest rates affect our net interest income, which is the difference between the interest income we earn on our interest-earning investments and the interest expense we incur in financing these investments. Interest rate fluctuations resulting in our interest expense exceeding our interest income would result in operating losses for us. Changes in the level of interest rates also may affect our ability to originate or acquire investments and may impair the value of our investments and our ability to realize gains from the disposition of assets. Changes in interest rates may also affect borrower default rates.

In an effort to combat rising inflation levels, the U.S. Federal Reserve steadily began increasing the target funds rate in the first quarter of 2022 and continued to do so in 2023. The target federal funds rate increased by 525 basis points between March 2022 and December 2023. These increases have increased our interest expense, increased our borrowers' interest payments, and, for certain borrowers, caused defaults and losses to us. These increases have also adversely affected commercial real estate property values. Any further increases in the target federal funds rate would increase our interest expense, increase our borrowers' interest payments, and, for certain borrowers, may cause defaults and possible losses to us. Such increases could also adversely affect commercial real estate property values.

Notwithstanding recent increases in interest rates, the U.S. Federal Reserve has indicated that it may decrease interest rates in 2024. In a period of declining interest rates, our interest income on floating-rate investments would generally decrease, while any decrease in the interest we are charged on our floating-rate debt may be subject to floors and may not compensate for such decrease in interest income. Any such scenario could adversely affect our results of operations and financial condition.

Our operating results depend, in part, on differences between the income earned on our investments, net of credit losses, and our financing costs. For any period during which our investments are not match-funded, the income earned on such investments may respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, could materially and adversely affect us.

Prepayment rates may adversely affect our financial performance and cash flows and the value of certain of our investments.

Our business is currently focused on originating floating rate mortgage loans secured by commercial real estate assets. Generally, our mortgage loan borrowers may repay their loans prior to their stated maturities. In periods of declining interest rates and/or credit spreads, prepayment rates on loans will generally increase. If general interest rates or credit spreads decline at the same time, the proceeds of such prepayments received during such periods may not be reinvested for some period of time or may be reinvested by us in comparable assets with lower yields than the assets that were prepaid. Conversely, in periods of rising interest rates, prepayment rates are likely to decrease and the number of our borrowers who exercise extension options, which could extend beyond the term of certain secured financing agreements we use to finance a portion of our loan investments, is likely to increase. This could have a negative impact on our results of operations, and in some situations, we may be forced to sell assets to maintain adequate liquidity, which could cause us to incur losses.

The value of certain of our assets may be affected by prepayment rates. For example, if in the future we acquire fixed rate CRE debt securities investments or other fixed rate mortgage-related securities, or a pool of such fixed rate mortgage-related securities, we anticipate that the mortgage loans underlying these fixed rate securities will prepay at a projected rate generating an expected yield. If we were to purchase these securities at a premium to par value, when borrowers prepay the mortgage loans underlying these securities faster than expected, the increase in corresponding prepayments on these securities will likely reduce the expected yield. Conversely, if we were to purchase these securities at a discount to par value, when borrowers prepay the mortgage loans underlying these securities slower than expected, the decrease in corresponding prepayments on these securities will likely increase the expected yield. In addition, if we were to purchase these securities at a discount to par value, when borrowers prepay the mortgage loans underlying these securities faster than expected, the increase in corresponding prepayments on these securities will likely increase the expected yield.

Prepayment rates on floating rate and fixed rate loans may differ in different interest rate environments, and may be affected by a number of factors, including, but not limited to, fluctuations in asset values, the availability of mortgage credit, the status of the business plan for the underlying property, the relative economic vitality of the area in which the related properties are located, the servicing of the loans, possible changes in tax laws, other opportunities for investment, and other economic, social, geographic, demographic and legal factors, all of which are beyond our control, and structural factors such as call protection. Consequently, such prepayment rates cannot be predicted with certainty and no strategy can completely insulate us from prepayment risk.

Our loans often contain penalty provisions to borrowers that repay their loan prior to initial maturity. These deterrents to repayment include prepayment fees expressed as a percentage of the unpaid principal balance, or the amount of foregone net interest income due us from the date of repayment through initial maturity, or a sooner date that is frequently 12 or 18 months after the origination date. Loans that are outstanding beyond the end of the call protection or yield maintenance period can be repaid at any time, subject only to interest due through the next interest payment date. The absence of call protection provisions may expose the Company to the risk of early repayment of loans, and the inability to redeploy its capital accretively.

Our investments may be concentrated and could be subject to risk of default.

We are not required to observe specific diversification criteria. Therefore, our investments may be concentrated in certain property types that are subject to higher risk of foreclosure, or secured by properties concentrated in a limited number of geographic locations. For example, as of December 31, 2023, 49.2% and 49.7% of the loan investments in our portfolio, based on total loan commitments and unpaid principal balance, respectively, consisted of loans secured by multifamily properties and 19.9% and 19.8% of the loan investments in our portfolio, based on total loan commitments and unpaid principal balance, respectively, consisted of loans secured by office buildings. Although we attempt to mitigate our risk through various credit and structural protections, we cannot assure you that these efforts will be successful. To the extent that our portfolio is concentrated in any one region or type of asset, downturns relating generally to such region or type of asset may result in defaults on a number of our investments within a short time period, which may reduce our net income and, depending upon whether such loans are matched-term funded, may pressure our liquidity position. While we seek to construct our portfolio to mitigate such risk, we may not be successful and this may be beyond our control, such as due to underlying loan repayments concentrated in a particular property type. Such outcomes may adversely affect the market price of our common stock and, accordingly, have a material adverse effect on us.

For more information on the concentration of credit risk in our loan portfolio by geographic region, property type and loan category, see Note 15 to our Consolidated Financial Statements included in this Form 10-K.

The illiquidity of certain of our loans and other investments may materially and adversely affect us.

The illiquidity of certain of our loans and other investments may make it difficult for us to sell such loans and other investments if the need or desire arises. In addition, certain of our loans and other investments may become less liquid after we originate or acquire them as a result of periods of delinquencies or defaults or turbulent market conditions, including due to current market conditions and exacerbated market volatility, which may make it more difficult for us to dispose of such loans and other investments at advantageous times or in a timely manner. Moreover, we expect that many of our investments are not or will not be registered under the relevant securities laws, resulting in prohibitions against their transfer, sale, pledge or their disposition except in transactions that are exempt from registration requirements or are otherwise in accordance with such laws. As a result, many of our loans and other investments are or will be illiquid, and if we are required to liquidate all or a portion of our portfolio quickly, for example as a result of margin calls, we may realize significantly less than the value at which we have previously recorded our investments. For a discussion of losses that we recorded from sales of our CRE debt securities that we made in connection with margin calls against our former CRE debt securities portfolio in March and April of 2020, see "—Risks Related to Our Financing —Our financing arrangements may require us to provide additional collateral or repay debt."

Further, we may face other restrictions on our ability to liquidate a loan or other investment to the extent that we or our Manager (and/ or its affiliates) has or could be attributed as having material, non-public information regarding such business entity. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which could materially and adversely affect us.

Most of the commercial mortgage loans that we originate or acquire are nonrecourse loans and the assets securing these loans may not be sufficient to protect us from a partial or complete loss if the borrower defaults on the loan, which could materially and adversely affect us.

Except for customary nonrecourse carve-outs for certain actions and environmental liability, most commercial mortgage loans are nonrecourse obligations of the sponsor and borrower, meaning that there is no recourse against the assets of the sponsor other than the underlying collateral. In the event of any default under a commercial mortgage loan held directly by us, we will bear a risk of loss to the extent of any deficiency between the value of the collateral and the principal of and accrued interest on the mortgage loan, which could materially and adversely affect us. Even if a commercial mortgage loan is recourse to the borrower, in most cases, the borrower's assets are limited primarily to its interest in the related mortgaged property. Further, although a commercial mortgage loan may provide for limited recourse to a principal or affiliate of the related borrower, there is no assurance that any recovery from such principal or affiliate will be made or that such principal's or affiliate's assets would be sufficient to pay any otherwise recoverable claim. In the event of the bankruptcy of a borrower, the loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law.

We may not have control over certain of our investments.

Our ability to manage our portfolio may be limited by the form in which our investments are made. In certain situations, we have:

- acquired loans or investments subject to rights of senior classes, servicers or collateral managers under intercreditor or servicing agreements or securitization documents;
- pledged our investments as collateral for financing arrangements;

- acquired only a minority and/or a non-controlling participation in an underlying loan or investment;

- co-invested with others through partnerships, joint ventures or other entities, thereby acquiring non-controlling interests; or

- relied on independent third-party management or servicing with respect to the management of an asset.

Therefore, we may not be able to exercise control over all aspects of our loans and investments. Such financial assets may involve risks not present in investments where senior creditors, junior creditors, servicers or third-party controlling investors are not involved. Our rights to control the process following a borrower default may be subject to the rights of senior or junior creditors or servicers whose interests may not be aligned with ours. A partner or co-venturer may have financial difficulties resulting in a negative impact on such asset, may have economic or business interests or goals that are inconsistent with ours, or may be in a position to take action contrary to our investment objectives. In addition, we may, in certain circumstances, be liable for the actions of our partners or co-venturers.

Future joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on joint venture partners' financial condition and liquidity and disputes between us and our joint venture partners.

We may in the future make investments through joint ventures. Such joint venture investments may involve risks not otherwise present when we originate or acquire investments without partners, including the following:

- we may not have exclusive control over the investment or the joint venture, which may prevent us from taking actions that are in our best interest;

- joint venture agreements often restrict the transfer of a partner's interest or may otherwise restrict our ability to sell the interest when we desire and/or on advantageous terms;

- any future joint venture agreements may contain buy-sell provisions pursuant to which one partner may initiate procedures requiring the other partner to choose between buying the other partner's interest or selling its interest to that partner;

- we may not be in a position to exercise sole decision-making authority regarding the investment or joint venture, which could create the potential risk of creating impasses on decisions, such as with respect to acquisitions or dispositions;

- a partner may, at any time, have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals;

- a partner may be in a position to take action contrary to our instructions, requests, policies or objectives, including our policy with respect to maintaining our qualification as a REIT and our exclusion or exemption from registration under the Investment Company Act;

- a partner may fail to fund its share of required capital contributions or may become bankrupt, which may mean that we and any other remaining partners generally would remain liable for the joint venture's liabilities;

- our relationships with our partners are contractual in nature and may be terminated or dissolved under the terms of the applicable joint venture agreements and, in such event, we may not continue to own or operate the interests or investments underlying such relationship or may need to purchase such interests or investments at a premium to the market price to continue ownership;

- disputes between us and a partner may result in litigation or arbitration that could increase our expenses and prevent our Manager and our officers and directors from focusing their time and efforts on our business and could result in subjecting the investments owned by the joint venture to additional risk; or

- we may, in certain circumstances, be liable for the actions of a partner, and the activities of a partner could adversely affect our ability to maintain our qualification as a REIT or our exclusion or exemption from registration under the Investment Company Act, even though we do not control the joint venture.

Any of the above may subject us to liabilities in excess of those contemplated and adversely affect the value of our future joint venture investments.

We are subject to additional risks associated with investments in the form of loan participation interests.

We have in the past invested, and may in the future invest, in loan participation interests in which another lender or lenders share with us the rights, obligations and benefits of a commercial mortgage loan made by an originating lender to a borrower. Accordingly, we will not be in privity of contract with a borrower because the other lender or participant is the record holder of the loan and, therefore, we will not have any direct right to any underlying collateral for the loan. These loan participations may be senior, *pari passu* or junior to the interests of the other lender or lenders in respect of distributions from the commercial mortgage loan. Furthermore, we may not be able to control the pursuit of any rights or remedies under the commercial mortgage loan, including enforcement proceedings in the event of default thereunder. In certain cases, the original lender or another participant may be able to take actions in respect of the commercial mortgage loan that are not in our best interests. In addition, in the event that (1) the owner of the loan participation interest does not have the benefit of a perfected security interest in the lender's rights to payments from the borrower under the commercial mortgage loan or (2) there are substantial differences between the terms of the commercial mortgage loan and those of the applicable loan participation interest, such loan participation interest could be recharacterized as an unsecured loan to a lender that is the record holder of the loan in such lender's bankruptcy, and the assets of such lender may not be sufficient to satisfy the terms of such loan participation interest. Accordingly, we may face greater risks from loan participation interests than if we had made first mortgage loans directly to the owners of real estate collateral.

Mezzanine loans, B-Notes and other investments that are subordinated or otherwise junior in an issuer's capital structure, such as preferred equity, and that involve privately negotiated structures, will expose us to greater risk of loss.

We have in the past originated and acquired, and may in the future originate and acquire, mezzanine loans, B-Notes and other investments that are subordinated or otherwise junior in an issuer's capital structure, such as preferred equity, and that involve privately negotiated structures. To the extent we invest in subordinated debt or preferred equity, such investments and our remedies with respect thereto, including the ability to foreclose on any collateral securing such investments, will be subject to the rights of holders of more senior tranches in the issuer's capital structure and, to the extent applicable, contractual co-lender, intercreditor, and/or participation agreement provisions, which will expose us to greater risk of loss.

As the terms of such loans and investments are subject to contractual relationships among lenders, co-lending agents and others, they can vary significantly in their structural characteristics and other risks. For example, the rights of holders of B-Notes to control the process following a borrower default may vary from transaction to transaction. Like B-Notes, mezzanine loans are by their nature structurally subordinated to more senior property-level financings. If a borrower defaults on our mezzanine loan or on debt senior to our loan, or if the borrower is in bankruptcy, our mezzanine loan will be satisfied only after the property-level debt and other senior debt is paid in full. As a result, a partial loss in the value of the underlying collateral can result in a total loss of the value of the mezzanine loan. In addition, even if we are able to foreclose on the underlying collateral following a default on a mezzanine loan, we would be substituted for the defaulting borrower and, to the extent income generated on the underlying property is insufficient to meet outstanding debt obligations on the property, we may need to commit substantial additional capital and/or deliver a replacement guarantee by a creditworthy entity, which could include us, to preserve the existing mortgage loan on the property, stabilize the property and prevent additional defaults to lenders with existing liens on the property. In addition, mezzanine loans may have higher LTVs than conventional mortgage loans, resulting in less equity in the underlying property and increasing the risk of default and loss of principal. Significant losses related to our B-Notes and mezzanine loans would result in operating losses for us and may limit our ability to make distributions to our stockholders.

Our origination or acquisition of construction loans exposes us to an increased risk of loss.

We may originate or acquire construction loans. If we fail to fund our entire commitment on a construction loan or if a borrower otherwise fails to complete the construction of a project, there could be adverse consequences associated with the loan, including, but not limited to: a loss of the value of the property securing the loan, especially if the borrower is unable to raise funds to complete construction from other sources; a borrower claim against us for failure to perform under the loan documents; increased costs to the borrower that the borrower is unable to pay; a bankruptcy filing by the borrower; and abandonment by the borrower of the collateral for the loan. A borrower default on a construction loan where the property has not achieved completion poses a greater risk than a conventional loan, as completion would be required before the property is able to generate revenue. As described below, the process of foreclosing on a property is time-consuming, and we may incur significant expense if we foreclose on a property securing a loan under these or other circumstances.

Risks of cost overruns and non-completion of the construction or renovation of the properties underlying loans we originate or acquire could materially and adversely affect us.

The renovation, refurbishment or expansion by a borrower of a mortgaged property involves risks of cost overruns and non-completion. Costs of construction or renovation to bring a property up to market standards for the intended use of that property may exceed original estimates, possibly making a project uneconomical. Inflation in the cost of labor and materials, as well as global supply chain shortages or slowdowns can also create challenges. Other risks may include: environmental risks, permitting risks, other construction risks, and subsequent leasing of the property not being completed on schedule or at projected rental rates. If such construction or renovation is not completed in a timely manner, or if it costs more than expected, the borrower may experience a prolonged reduction of net operating income and may be unable to make payments of interest or principal to us, which could materially and adversely affect us.

Investments that we make in CRE debt securities and other similar structured finance investments, as well as those that we structure, sponsor or arrange, pose additional risks.

We have in the past invested, and may in the future invest, in CRE debt securities such as CMBS and CRE CLO debt securities, including in select instances subordinate classes of CLOs and other similar structured finance investments secured by a pool of mortgages or loans. Such investments are the first or among the first to bear loss upon a restructuring or liquidation of the underlying collateral, and the last to receive payment of interest and principal. There is generally only a nominal amount of equity or other debt securities junior to such positions, if any, issued in such structures. The estimated fair values of such subordinated interests tend to be much more sensitive to economic downturns and adverse underlying borrower developments than more senior securities. A projection of an economic downturn, for example, could cause a decline in the price of lower credit quality CRE debt securities because the ability of borrowers to make principal and interest payments on the mortgages or loans underlying such securities may be impaired.

There may not be a trading market for subordinate interests in CMBS and CRE CLOs and similar structured finance investment vehicles generally, and volatility in CMBS and CRE CLO trading markets may cause the value of these investments to decline. In addition, if the underlying mortgage portfolio has been overvalued by the issuer, or if the value of the underlying mortgage portfolio declines and, as a result, less collateral value is available to satisfy interest and principal payments and any other fees in connection with the trust or other conduit arrangement for such securities, we may incur significant losses. Subordinate interests in CRE CLOs are typically rated non-investment grade, and the most subordinate class is typically not rated, and any investments that we make in such interests would subject us to the risks inherent in such investments. See "—Risks Related to Our Lending and Investment Activities—Investments in non-investment grade, rated or unrated, investments involve an increased risk of default and loss."

With respect to the CRE debt securities in which we may invest, control over the related underlying loans will be exercised through a special servicer or collateral manager designated by a "directing certificate holder" or a "controlling class representative," or otherwise pursuant to the related securitization documents. We may acquire classes of CRE debt securities for which we may not have the right to appoint the directing certificate holder or otherwise direct the special servicing or collateral management, either at inception of the investment or at a later date if the controlling class is determined to be a class of CRE debt securities other than the class we acquired. With respect to the management and servicing of those loans, the related special servicer or collateral manager may take actions that could materially and adversely affect our interests.

Investments in non-investment grade, rated or unrated, investments involve an increased risk of default and loss.

Many of our investments may not conform to conventional loan standards applied by traditional lenders and either will not be rated (as is often the case for private loans) or will be rated as non-investment grade by the rating agencies. As a result, these investments should be expected to have an increased risk of default and loss as compared to investment-grade rated assets. Any loss we incur may be significant and may materially and adversely affect us. Our investment guidelines do not limit the percentage of unrated or non-investment grade rated assets we may hold in our portfolio.

Any credit ratings assigned to our investments will be subject to ongoing evaluations and revisions and we cannot assure you that those ratings will not be downgraded.

Some of our investments may be rated by rating agencies. Any credit ratings on our investments are subject to ongoing evaluation by credit rating agencies, and we cannot assure you that any such ratings will not be downgraded or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant. If rating agencies assign a lower-than-expected rating or reduce or withdraw, or indicate that they may reduce or withdraw, their ratings of our investments in the future, the value and liquidity of our investments could significantly decline, which would adversely affect the value of our investment portfolio and could result in losses upon disposition or the failure of borrowers to satisfy their debt service obligations to us.

The success of our investment strategy depends, in part, on our ability to successfully effectuate loan modifications and/or restructurings.

In certain cases (e.g., in connection with a workout, restructuring and/or foreclosure proceedings involving one or more of our loans), the success of our investment strategy will depend, in part, on our ability to effectuate loan modifications and/or restructurings with our borrowers. The activity of identifying and implementing successful modifications and restructurings entails a high degree of uncertainty, including macroeconomic and borrower-specific factors beyond our control that impact our borrowers and their operations. There can be no assurance that any of the loan modifications and restructurings we have effected will be successful or that (i) we will be able to identify and implement successful modifications and/or restructurings with respect to any other distressed loans or investments we may have from time to time, or (ii) we have sufficient resources to implement such modifications and/or restructurings in times of widespread market challenges. Further, such loan modifications and/or restructurings may entail, among other things, a substantial reduction in the interest rate and/or a substantial write-off of the principal of such loans. Moreover, even if a restructuring were successfully accomplished, a risk exists that, upon maturity of such loan, replacement "takeout" financing will not be available. Additionally, such loan modifications may result in our becoming the owner of underlying the real estate.

We have in the past and may in the future acquire ownership of property securing our loans through foreclosure or deed-in-lieu of foreclosure. When we take title to the property securing one of our loans, and if we do not or cannot sell the property, we own and operate the property as "real estate owned" or "REO". Our real estate owned assets are subject to risks particular to real property. These risks may have resulted and may continue to result in a reduction or elimination of return from a loan secured by a particular property.

To the extent we acquire ownership of properties securing our loans through foreclosure or deed-in-lieu of foreclosure and own real estate directly, as we have done and will likely continue to do, we are subject to risks particular to owning real property. Taking title to, owning and operating real property involves risks that are different (and in many ways more significant) than the risks faced in owning a loan secured by that property. The process of taking title to a property, including through foreclosure or deed-in-lieu of foreclosure, subjects us to the risk of incurring significant costs, including transaction costs such as legal fees and transfer taxes, and in the case of foreclosures, litigation costs. Once owned, the costs associated with operating and redeveloping the property, including any operating shortfalls, the costs of financings, and significant capital expenditures, could materially and adversely affect our results of operations, financial condition and liquidity. In addition, at such time that we elect to sell such property, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our cost basis, resulting in a loss to us. Furthermore, any costs or delays involved in the maintenance or liquidation of the underlying property will further reduce the net proceeds and, thus, increase the loss.

Ownership and operation of real estate is subject to various risks, including:

- tenant mix and tenant bankruptcies;
- success of tenant businesses;
- property management decisions, including with respect to capital improvements, particularly in older building structures;
- renovations or repositionings during which operations may be limited or halted completely;
- property location and condition, including, without limitation, any need to address environmental contamination or climate-related risks at a property;
- competition from comparable types of properties;
- changes in global, national, regional or local economic conditions or changes in specific industry segments;
- changes in interest rates, and in the state of the credit, securitization, debt and equity capital markets, including diminished availability or lack of debt financing for commercial real estate;
- global trade disruption, supply chain issues, significant introductions of trade barriers and bilateral trade frictions;
- declines in regional or local real estate values or rental or occupancy rates;
- responses of businesses, governments and individuals to pandemics or outbreaks of contagious disease;
- labor shortages and increases in the minimum wage and other forms of employee compensation and benefits;
- higher rates of inflation;
- increases in the costs and availability of various property-related insurance;
- changes in real estate tax rates, tax credits and other operating expenses;
- changes to tax laws and rates to which real estate lenders and investors are subject; and
- government regulations.

If any of these or similar events occurs, it may reduce our return from an affected property or investment and reduce or eliminate our ability to pay dividends to stockholders.

We have in the past and may in the future need to foreclose on certain of the loans we originate or acquire, which could result in losses that materially and adversely affect us.

We may find it necessary or desirable to foreclose on certain of the loans we originate or acquire, and the foreclosure process may be lengthy and expensive. Whether or not we have participated in the negotiation of the terms of any such loans, we cannot assure you as to the adequacy of the protection of the terms of the applicable loan, including the validity or enforceability of the loan and the maintenance of the anticipated priority and perfection of the applicable security interests. Furthermore, claims may be asserted by lenders or borrowers that might interfere with enforcement of our rights. Borrowers may resist foreclosure actions by asserting numerous claims, counterclaims and defenses against us, including, without limitation, lender liability claims and defenses, even when the assertions may have no basis in fact, in an effort to prolong the foreclosure action and seek to force the lender into a modification of the loan or a favorable discounted pay-off of the borrower's position in the loan. In some states, foreclosure actions can take several years or more to litigate. At any time prior to or during the foreclosure proceedings, the borrower may file for bankruptcy, which would have the effect of staying the foreclosure actions and further delaying the foreclosure process and could potentially result in a reduction or discharge of a borrower's debt. The expense of a foreclosure process may be exacerbated if we determine that it is necessary or desirable to make expenditures to protect the property during the foreclosure process.

Foreclosure may create a negative public perception of the related property, resulting in a diminution of its value. Even if we are successful in foreclosing on a loan, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us. Furthermore, any costs or delays involved in the foreclosure of the loan or a liquidation of the underlying property will further reduce the net proceeds and, thus, increase the loss. The incurrence of any such losses could materially and adversely affect us.

Real estate valuation is inherently subjective and uncertain, and is subject to change, especially during periods of volatility.

The valuation of the commercial real estate that secures or otherwise supports our investments is inherently subjective and uncertain due to, among other factors, the individual nature of each property, its location, the expected future rental revenues from that particular property and the valuation methodology adopted. Appraisals we obtain from third-party appraisers may be overstated or market values may decline, which could result in inadequate collateral for loans we make. In addition, where we invest in transitional or construction loans, initial valuations will assume completion of the business plan or project. As a result, the valuations of the commercial real estate that secures or otherwise supports investments are made on the basis of assumptions and methodologies that may not prove to be accurate, particularly in periods of volatility, low transaction flow or restricted debt availability in the commercial real estate markets such as that recently experienced due to the COVID-19 pandemic and other macroeconomic factors. Regardless of whether an appraisal is accurate at the time it is completed, all valuations are subject to change, especially during periods of market volatility or reduced demand for real estate, which may make it difficult to ensure loans are collateralized as expected across the life of the loan. The valuation of loans we hold may not reflect the price at which the loan is ultimately sold in the market, and the difference between that valuation and the ultimate sales price could be material. Valuation methodologies are subject to change from time to time.

Our allowance for loan losses may prove inadequate, which could have a material adverse effect on us.

We evaluate our loans and allowance for loan losses, and we will evaluate the adequacy of any future allowance for loan losses we are required to recognize, on a quarterly basis. In the future, we may maintain varying levels of an allowance for loan losses. Our determination of general and asset-specific allowance for loan losses may rely on material estimates regarding many factors, including the fair value of any loan collateral. The estimation of ultimate loan losses, allowance for loan losses, and credit loss expense is a complex and subjective process. As such, there can be no assurance that our judgment will prove to be correct and that any future allowance for loan losses will be adequate over time to protect against losses inherent in our portfolio at any given time. Any such losses could be caused by various factors, including, but not limited to, unanticipated adverse changes in the economy or events adversely affecting specific assets, borrowers, industries in which our borrowers operate or markets in which our borrowers or their properties are located. If our future allowance for loan losses prove inadequate, we may recognize additional losses, which could have a material adverse effect on us.

In June 2016, the FASB issued Accounting Standards Update 2016-13, "Financial Instruments-Credit Losses, Measurement of Credit Losses on Financial Instruments (Topic 326)," which on its adoption date of January 1, 2020 replaced the former "incurred loss" model for recognizing credit losses with an "expected loss" model referred to as the Current Expected Credit Losses ("CECL") model. Under the CECL model, which we adopted on January 1, 2020, we are required to present certain financial assets carried at amortized cost, such as loans held for investment, at the net amount expected to be collected. The measurement of expected credit losses over the life of each financial asset is based on information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This measurement occurs when the financial asset is first added to the balance sheet and updated quarterly thereafter. This differs significantly from the "incurred loss" model that was previously required under GAAP, which delayed recognition until it was probable a loss had been incurred. Thus, the amount that we report as our allowance for loan losses has been and will likely continue to be more volatile than under the "incurred loss" model that we were required to use prior to January 1, 2020. The CECL model is an accounting estimate and is inherently uncertain because it is sensitive to changes in economic and credit conditions in the geographic locations in which we operate. Economic and credit conditions are interdependent and as a result there is no single factor to which the Company as a whole is sensitive; therefore, it is possible that actual events will ultimately differ from the assumptions built into the financial model used by the Company to determine its future expected loan losses, resulting in material adjustments to the Company's financial assets measured at amortized cost. Additionally, the Company's application of CECL is subject to ongoing review and evaluation and open to change should relevant information emerge. If we are required to materially increase our level of allowance for loan losses for any reason, such increase could adversely affect our business, financial condition and results of operations.

We may experience a decline in the fair value of investments we may make in CRE debt securities, which could materially and adversely affect us.

A decline in the fair value of investments we may make in CRE debt securities may require us to recognize an other-than-temporary ("OTTI") impairment against such assets under GAAP if we were to determine that, with respect to any assets in unrealized loss positions, we do not have the ability and intent to hold such assets to maturity or for a period of time sufficient to allow for recovery to the original acquisition cost of such assets. If such a determination were to be made, we would recognize unrealized losses through earnings and write down the amortized cost of such assets to a new cost basis, based on the fair value of such assets on the date they are considered to be other-than-temporarily impaired. Such impairment charges reflect non-cash losses at the time of recognition. The subsequent disposition or sale of such assets could further affect our future losses or gains, as they are based on the difference between the sale price received and adjusted amortized cost of such assets at the time of sale. If we experience a decline in the fair value of our investments, it could materially and adversely affect us, our financial condition, and our results of operations.

Some of our investments may be recorded at fair value and, as a result, there will be uncertainty as to the value of these investments.

Our investments are not publicly-traded but some of our investments may be publicly-traded in the future. The fair value of securities and other investments that are not publicly-traded may not be readily determinable. Any of our investments classified as available-for-sale or as trading assets will be recorded each quarter at their fair value, which may include unobservable inputs. Because such valuations are subjective, the fair value of certain of our investments may fluctuate over short periods of time and our determinations of fair value may differ materially from the values that would have been used if a ready market for these investments existed. The value of our common stock could be adversely affected if our determinations regarding the fair value of these investments were materially higher than the values that we ultimately realize upon their disposal.

Additionally, our results of operations for a given period could be adversely affected if our determinations regarding the fair value of investments treated as available-for-sale or trading assets were materially higher than the values that we ultimately realize upon their disposal.

In addition to other analytical tools, our Manager utilizes financial models to evaluate commercial mortgage loans and estimate expected losses. The accuracy and effectiveness of these analytical tools cannot be guaranteed.

In addition to other analytical tools, our Manager utilizes financial models to evaluate the credit quality of commercial mortgage loans. The accuracy and effectiveness of these analytical tools cannot be guaranteed. It is possible that financial models used for our CECL estimate may fail to include relevant factors or to accurately estimate the impact of factors they identify. In all cases, financial models are only estimates of future results which are based upon assumptions made at the time that the projections are developed. There can be no assurance that our Manager's projected results will be attained and actual results may vary significantly from the projections. General economic and industry-specific conditions, which are not predictable, can have an adverse impact on the reliability of projections.

Insurance proceeds on a property may not cover all losses, which could result in the corresponding non-performance of or loss on our investment related to such property.

There are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, terrorism or acts of war, which may be uninsurable or not economically insurable. Inflation, changes in building codes and ordinances, environmental considerations and other factors, including terrorism or acts of war, also might result in insurance proceeds that are insufficient to repair or replace a property if it is damaged or destroyed. Under these circumstances, the insurance proceeds received with respect to a property relating to one of our investments might not be adequate to restore our economic position with respect to our investment. Any uninsured loss could result in the corresponding non-performance of or loss on our investment related to such property.

In circumstances where insurance proceeds on a property are insufficient to cover losses on the property, we may pursue various financing or structuring strategies in an effort to restore our economic position with respect to our investment or to mitigate our exposure to losses associated with the investment. These structuring and financing strategies may not be successful and would also expose us to any risks that may be associated with such strategies.

Property insurance costs may continue to increase, and in some cases insurance may not be available.

In the past few years, the costs of property insurance have increased significantly, and these increased costs have had an adverse effect on us. Increased insurance costs or the unavailability of some insurance coverages altogether have adversely affected the ability of our borrowers to operate the properties securing our loans profitably, as well as our own ability to profitably operate and dispose of our real estate owned. Market conditions may also limit the scope of insurance or coverage available to our borrowers or us on economic terms. Any uninsured loss with respect to a property relating to one of our investments could result in the corresponding non-performance of or loss on our investment related to such property. See "—Risks Related to Our Lending and Investment Activities—Insurance proceeds on a property may not cover all losses, which could result in the corresponding non-performance of or loss on our investment related to such property."

The impact of any future terrorist attacks and the availability of affordable terrorism insurance expose us to certain risks.

Terrorist attacks (including cyber sabotage or similar attacks), the anticipation of any such attacks, the consequences of any military or other response by the U.S. and its allies, and other armed conflicts could cause consumer confidence and spending to decrease or result in increased volatility in the U.S. and worldwide financial markets and economy. The economic impact of these events could also adversely affect the credit quality of some of our investments and the properties underlying our interests.

We may suffer losses as a result of the adverse impact of any future attacks and these losses may adversely impact our performance and may cause the market price of our common stock to decline or be more volatile. A prolonged economic slowdown, a recession or declining real estate values could impair the performance of our investments, increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us, any of which could materially and adversely affect us. Losses resulting from these types of events may not be fully insurable.

In addition, with the enactment of the Terrorism Risk Insurance Act of 2002 ("TRIA") and the subsequent enactment of legislation extending TRIA through the end of 2027, insurers are required to make terrorism insurance available under their property and casualty insurance policies, but this legislation does not regulate the pricing of such insurance, and there is no assurance that TRIA will be extended beyond 2027. The absence of affordable insurance coverage may adversely affect the general real estate finance market, lending volume and the market's overall liquidity and may reduce the number of suitable investment opportunities available to us and the pace at which we are able to make investments. If the properties underlying our investments are unable to obtain affordable insurance coverage, the value of those investments could decline, and in the event of an uninsured loss, we could lose all or a portion of our investment.

Liability relating to environmental matters may impact the value of properties that we may acquire upon judicial or non-judicial foreclosure, or deed-in-lieu of foreclosure, of the properties securing our loans.

To the extent we acquire ownership of properties securing our loans through foreclosure or deed-in-lieu of foreclosure and own real estate directly, as we have done and will likely continue to do, we may be subject to environmental liabilities arising from such properties. Under various U.S. federal, state and local laws, an owner or operator of real property may become liable for the costs of removal of certain hazardous substances released on its property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. If we acquire ownership of any properties underlying our loans, the presence of hazardous substances on a property may adversely affect our ability to sell the property and we may incur substantial remediation costs. As a result, the discovery of material environmental liabilities attached to such properties could materially and adversely affect us.

Climate change has the potential to impact the properties underlying our investments.

Currently, it is not possible to predict how legislation or new regulations that may be adopted to address greenhouse gas emissions will impact commercial properties. However, any such future laws and regulations imposing reporting obligations or limitations on greenhouse gas emissions or additional taxation of energy use could require the owners of properties to make significant expenditures to attain and maintain compliance. Any such increased costs could impact the financial condition of our borrowers and their ability to meet their loan obligations to us. Consequently, any new legislative or regulatory initiatives related to climate change could adversely affect our business.

Owners of properties are also subject to legislation that has been passed but has not yet taken effect. For example, owners of large commercial buildings in New York City are subject to Local Law 97 passed by the New York City Council in April 2019, which for each such building establishes annual limits for greenhouse gas emissions, requires yearly emissions reports beginning in May 2025, and imposes penalties for emissions above such limits.

We also face business trend-related climate risks. Investors are increasingly taking into account ESG factors, including climate risks, in determining whether to invest in companies or properties. Additionally, our reputation and investor relationships could be damaged as a result of our involvement with certain industries or assets associated with activities perceived to be causing or exacerbating climate change, as well as any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change.

The physical impact of climate change could also have a material adverse effect on the properties underlying our investments. Physical effects of climate change such as increases in temperature, sea levels, the severity of weather events and the frequency of natural disasters, such as hurricanes, tropical storms, tornadoes, wildfires, droughts, floods and earthquakes, among other effects, could damage the properties underlying our investments. The costs of remediating or repairing such damage, or of investments made in advance of such weather events to minimize potential damage, could be considerable. Additionally, such actual or threatened climate change related damage could increase the cost of, or make unavailable, insurance on favorable terms on the properties underlying our investments. Such repair, remediation or insurance expenses could reduce the net operating income of the properties underlying our investments which may in turn impair borrowers' ability to repay their obligations to us.

We may be subject to lender liability claims, and if we are held liable under such claims, we could be subject to losses.

In recent years, a number of judicial decisions have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories, collectively termed "lender liability." Generally, lender liability is founded on the premise that a lender has either violated a duty, whether implied or contractual, of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or stockholders. We cannot assure you that such claims will not arise or that we will not be subject to significant liability and losses if a claim of this type were to arise.

If the loans that we originate or acquire do not comply with applicable laws, we may be subject to penalties, which could materially and adversely affect us.

Loans that we originate or acquire may be directly or indirectly subject to U.S. federal, state or local governmental laws. Real estate lenders and borrowers may be responsible for compliance with a wide range of laws intended to protect the public interest, including, without limitation, the Truth in Lending, Equal Credit Opportunity, Fair Housing and Americans with Disabilities Acts and local zoning laws (including, but not limited to, zoning laws that allow permitted non-conforming uses). If we or any other person fails to comply with such laws in relation to a loan that we have originated or acquired, legal penalties may be imposed, which could materially and adversely affect us. Additionally, jurisdictions with "one action," "security first" and/or "anti-deficiency rules" may limit our ability to foreclose on a real property or to realize on obligations secured by a real property. In the future, new laws may be enacted or imposed by U.S. federal, state or local governmental entities, and such laws could have a material adverse effect on us.

If we originate or acquire commercial mortgage loans or commercial real estate-related debt instruments secured by liens on facilities that are subject to a ground lease and such ground lease is terminated unexpectedly, our interests in such loans could be materially and adversely affected.

A ground lease is a lease of land, usually on a long-term basis, that does not include buildings or other improvements on the land. Normally, any real property improvements made by the lessee during the term of the lease will revert to the landowner at the end of the lease term. We may originate or acquire commercial mortgage loans or commercial real estate-related debt instruments secured by liens on leasehold interests, and, if the ground lease were to expire or terminate unexpectedly, due to the borrower's default on such ground lease, our interests in such loans could be materially and adversely affected. Additionally, any rent payments that the borrower may be obligated to make pursuant to the terms of such ground lease would reduce cash flows available to the borrower from the property, which may in turn impair the borrower's ability to repay the borrower's obligations to us.

Risks Related to Our Financing

We have a significant amount of debt, which subjects us to increased risk of loss, and our charter and bylaws contain no limitation on the amount of debt we may incur or have outstanding.

As of December 31, 2023, we had $3.0 billion of debt outstanding. In the future, subject to market conditions and availability, we may incur additional debt through secured credit agreements, secured revolving credit facilities, structured financing such as non-recourse CLO liabilities, and derivative instruments, in addition to transaction or asset-specific financing arrangements. We may also rely on short-term financing that would especially expose us to changes in availability. We may also issue additional equity, equity-related and debt securities to fund our investment strategy. On May 28, 2020, we issued $225.0 million in shares of 11% Series B Cumulative Redeemable Preferred Stock, par value $0.001 per share (the "Series B Preferred Stock"). On June 14, 2021, we issued $201.3 million in shares of 6.25% Series C Cumulative Redeemable Preferred Stock, par value $0.001 per share (the "Series C Preferred Stock") and redeemed all of our outstanding shares of Series B Preferred Stock. As of December 31, 2023, we were a party to secured credit agreements with each of Goldman Sachs Bank USA, Morgan Stanley Bank, N.A., Wells Fargo Bank, National Association, Barclays Bank PLC, and Bank of America N.A., with an aggregate maximum amount of approximately $2.2 billion available to finance our loan investments.

Subject to compliance with the leverage covenants contained in our secured credit agreements and other financing documents, we expect that the amount of leverage that we will incur in the future will take into account a variety of factors, which may include our Manager's assessment of credit, liquidity, price volatility and other risks of our investments and the financing counterparties, the potential for losses and extension risk in our portfolio, availability of particular types of financing at the then-current rate and our cash needs. Given current market conditions, we expect that our overall leverage, measured as the ratio of debt to equity excluding cash on our consolidated balance sheets, will generally be less than 3.75:1 (as defined under our secured credit agreements), subject to compliance with our financial covenants under our secured credit agreements, and other contractual obligations, although we may employ more or less leverage on individual loan investments after consideration of the impact on expected risk and return of the specific situation, and future changes in value of underlying properties. To the extent we believe market conditions are favorable, we may revise our leverage policy in the future. Incurring substantial debt could subject us to many risks that, if realized, would materially and adversely affect us, including the risk that:

- our cash flow from operations may be insufficient to make required payments of principal of and interest on our debt, which is likely to result in (a) acceleration of such debt (and any other debt containing a cross-default or cross-acceleration provision), which we then may be unable to repay from internal funds or to refinance on favorable terms, or at all, (b) our inability to borrow undrawn amounts under our financing arrangements, even if we are current in payments on borrowings under those arrangements, which would result in a decrease in our liquidity, and/or (c) the loss of some or all of our collateral assets to foreclosure or sale;

- our debt may increase our vulnerability to adverse economic and industry conditions with no assurance that investment yields will increase in an amount sufficient to offset the higher financing costs;

- we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, stockholder distributions or other purposes; and

- we may not be able to refinance any debt that matures prior to the maturity (or realization) of an underlying investment it was used to finance on favorable terms or at all.

There can be no assurance that our leverage strategy will be successful, and our leverage strategy may cause us to incur significant losses, which could materially and adversely affect us.

There can be no assurance that we will be able to obtain or utilize additional financing arrangements in the future on similar or more favorable terms, or at all.

Our ability to fund our investments and refinance our existing indebtedness will be impacted by our ability to secure additional financing on favorable terms through various arrangements, including secured credit agreements, non-recourse CLO financing, mortgage loans, and asset-specific borrowings. High interest rates have increased and could continue to increase the cost of debt financing for the transactions we pursue. In certain instances, we create structural leverage through the co-origination or non-recourse syndication of a senior loan interest to a third party. In either case, the senior mortgage loan is not included on our consolidated balance sheets, and we refer to such senior loan interest as a "non-consolidated senior interest." When we create structural leverage through the co-origination or non-recourse syndication of a senior loan interest to a third party, we retain on our balance sheet a mezzanine loan. Over time, in addition to these types of financings, we may use other forms of leverage, including derivative instruments and public and private secured and unsecured debt issuances by us or our subsidiaries. Our access to additional sources of financing will depend upon a number of factors, over which we have little or no control, including:

- the overall condition of the financial markets and global and domestic economies;

- the market's view of the quality of our investments;

- the market's perception of our growth potential;

- the ratings assigned by one or more nationally-recognized statistical credit rating organizations to our company, or to a specific issue of indebtedness issued by us or our subsidiaries;

- our current and potential future earnings and cash distributions;

- our financial condition, operating results and future prospects;

- any credit ratings we or our corporate debt may receive from major credit rating agencies;

- the prevailing interest rates being paid by other companies that investors could consider comparable to us; and

- the market price of our common stock.

We also expect to periodically access the capital markets to raise cash to fund new investments. Unfavorable economic or capital market conditions may increase our funding costs, limit our access to the capital markets or could result in a decision by our potential lenders not to extend credit. An inability to successfully access the capital markets could limit our ability to grow our business and fully execute our investment strategy and could decrease our earnings and liquidity. In addition, any dislocation or weakness in the capital and credit markets could adversely affect one or more lenders and could cause one or more of our lenders to be unwilling or unable to provide us with financing or to increase the costs of that financing. In addition, if regulatory capital requirements imposed on our lenders are increased, they may be required to limit, or increase the cost of, financing they provide to us. In general, this could potentially increase our financing costs and reduce our liquidity or require us to sell assets at an inopportune time or an unfavorable price. Further, as the lender to our borrowers, we may be obligated to fund all or a significant portion of a loan we have agreed to at one or more future dates.

During 2023, bank failures and other events affecting financial institutions contributed to volatility in global markets and diminished liquidity and credit availability in the market broadly. Any downgrade of our or our corporate debt's credit ratings by any of the principal credit agencies may make it more difficult and costly for us to access capital. Additionally, the notes issued in our securitization transactions for which we are required to retain a portion of the credit risk, have been, and in the future may be, rated by rating agencies. There can be no assurances that the credit ratings of our corporate debt or the notes issued in our securitization transactions will not be downgraded in the future, whether as a result of deteriorating general economic conditions, failure to successfully implement our operating strategy or the adverse impact on our results of operations or liquidity position of any of the above, or otherwise.

The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Such fluctuations could have an adverse effect on the price of our corporate debt. In addition, credit rating agencies continually review their ratings for the companies that they follow. If, in the future, one or more rating agencies were to provide a rating for us or our corporate debt, or the notes issued in our securitization transactions, and then reduce or withdraw their rating, the market price of such debt or notes, or of our common stock, may be adversely affected.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. Recent or ongoing developments in banking, such as bank closures, may also have other implications for broader economic and monetary policy, including interest rate policy, and may impact the financial condition of banks and other financial institutions outside of the United States.

In addition, the capital and credit markets have recently experienced extreme volatility and economic disruption, inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates, which may result in additional liquidity concerns for us and/or in the broader financial services industry. If we are unable to access funding, we may not have the funds available at such future date(s) to meet our funding obligations under a loan. In that event, we would likely be in breach of our agreement under such loan. There can be no assurance that we will be able to obtain or utilize any financing arrangements in the future on similar or more favorable terms, or at all. In addition, even if we are able to access the capital markets, significant balances may be held in cash or cash equivalents pending future investment as we may be unable to invest proceeds on the timeline anticipated.

Certain of our current financing arrangements contain, and certain of our future financing arrangements may contain, various financial and operational covenants, and a default of any such covenants could materially and adversely affect us.

Certain of our current financing arrangements contain, and our future financing arrangements likely will contain, various financial and operational covenants affecting our ability and, in certain cases, our subsidiaries' ability, to incur additional debt, make certain investments, reduce liquidity below certain levels, make distributions to our stockholders and otherwise affect our operating policies. For a description of certain of the covenants, see Item 7- "Management's Discussion and Analysis of Financial Condition and Results of Operations—Investment Portfolio Financing." There have been instances in the past where we were not in compliance with certain of these covenants, due to negative impacts on our business related to COVID-19. Although these instances of non-compliance have since been cured or waived, if we were to fail to meet or satisfy any of the covenants in our financing arrangements in the future and are unable to obtain a waiver or other suitable relief from the lenders, we would be in default under these agreements, which could result in a cross-default or cross-acceleration under other financing arrangements, and our lenders could elect to declare outstanding amounts due and payable (or such amounts may automatically become due and payable), terminate their commitments, require the posting of additional collateral and enforce their respective interests against existing collateral. A default also could limit significantly our financing alternatives, which could cause us to curtail our investment activities or dispose of assets when we otherwise would not choose to do so. Further, this could make it difficult for us to satisfy the requirements necessary to maintain our qualification as a REIT for U.S. federal income tax purposes. As a result, a default on any of our debt agreements, and in particular our secured credit agreements (since a significant portion of our assets are or will be, as the case may be, financed thereunder), could materially and adversely affect us.

Effective September 30, 2023, we obtained from our lenders a waiver with respect to the minimum interest coverage ratio covenant included in certain of our financing arrangements. This waiver reduced the minimum interest coverage ratio to 1.30 to 1.0 from 1.40 to 1.0 for the quarters ended September 30, 2023 and December 31, 2023. The interest coverage ratio threshold will revert to 1.40 to 1.0 for the quarter ending March 31, 2024 and thereafter.

Our financing arrangements may require us to provide additional collateral or repay debt.

Certain of our current and future financing arrangements involve the risk that the market value of the assets pledged or sold by us to the provider of the financing may decline in value, in which case the lender or counterparty may require us to provide additional collateral or lead to margin calls that may require us to repay all or a portion of the funds advanced. We may not have the funds available to repay our debt at that time, which would likely result in defaults unless we are able to raise the funds from alternative sources, including by selling assets at a time when we might not otherwise choose to do so, which we may not be able to achieve on favorable terms or at all. See "—Certain of our current financing arrangements contain, and our future financing arrangements likely will contain, various financial and operational covenants, and a default of any such covenants could materially and adversely affect us." Posting additional margin would reduce our cash available to make other, higher yielding investments, thereby decreasing our return on equity. For example, fluctuations in the value of our former CRE debt securities portfolio previously resulted in us being required to post cash collateral with lenders under daily mark-to-market secured credit facilities. We sold during March and April 2020 all of our CRE debt securities, and retired at par all of our related secured borrowings (including margin calls outstanding). However, we cannot assure you that we will not face margin calls in the future in connection with borrowings secured by our first mortgage loan investments. If we cannot meet these requirements, the lender or counterparty could accelerate our indebtedness, increase the interest rate on advanced funds and terminate our ability to borrow funds from it, which could materially and adversely affect us. In the case of repurchase transactions, if the value of the underlying security has declined as of the end of that term, or if we default on our obligations under the secured credit facilities, we will likely incur a loss on our repurchase transactions. In addition, if a lender or counterparty files for bankruptcy or becomes insolvent, our loans may become subject to bankruptcy or insolvency proceedings, thus depriving us, at least temporarily, of the benefit of these assets. Such an event could restrict our access to financing and increase our cost of capital.

Interest rate fluctuations could increase our financing costs, which could materially and adversely affect us.

Our primary interest rate exposures relate to the yield on our loans and the financing cost of our debt, as well as any interest rate swaps utilized for hedging purposes. Changes in interest rates affect our net interest income, which is the difference between the interest income we earn on our interest-earning assets and the interest expense we incur in financing these assets. In a period of rising interest rates, our interest expense on floating rate debt would increase, while any additional interest income we earn on floating rate assets may not compensate for such increase in interest expense and the interest income we earn on fixed rate assets would not change. Similarly, in a period of declining interest rates, our interest income on floating rate assets would decrease (subject to the existence of any interest rate floors), while any decrease in the interest we are charged on our floating rate debt may not compensate for such decrease in interest income, and the interest expense we incur on our fixed rate debt would not change. Consequently, changes in interest rates may significantly influence our net interest income. Interest rate fluctuations resulting in our interest expense exceeding interest income would result in operating losses, which could materially and adversely affect us. Changes in the level of interest rates also may affect our ability to originate or acquire loans or other investments, the value of our investments and our ability to realize gains from the disposition of assets. Moreover, changes in interest rates may affect borrower default rates.

We may enter into hedging transactions that could expose us to contingent liabilities in the future and adversely impact our financial condition.

Subject to maintaining our qualification as a REIT, we may enter into hedging transactions that could require us to fund cash payments in certain circumstances (e.g., the early termination of the hedging instrument caused by an event of default or other early termination event, or the decision by a counterparty to request margin securities it is contractually owed under the terms of the hedging instrument). The amount due would be equal to the unrealized loss of the open swap positions with the respective counterparty and could also include other fees and charges. Any such economic losses will be reflected in our results of operations, and our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time, and the need to fund these obligations could adversely impact our financial condition.

In addition, certain of the hedging instruments that we may enter into could involve risks since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. A liquid secondary market may not exist for hedging instruments that we may purchase or sell in the future, and we may be required to maintain a position until exercise or expiration, which could result in significant losses.

In addition, subject to maintaining our qualification as a REIT, we may pursue various hedging strategies to seek to reduce our exposure to adverse changes in interest rates. We may fail to recalculate, readjust and execute hedges in an efficient manner.

While we may enter into such transactions seeking to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio positions or liabilities being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss.

Furthermore, we intend to record any derivative and hedging transactions we enter into in accordance with GAAP. However, we may choose not to pursue, or fail to qualify for, hedge accounting treatment relating to such derivative instruments. As a result, our operating results may suffer because any losses on these derivative instruments may not be offset by a change in the fair value of the related hedged transaction or item.

Our investments may be subject to fluctuations in interest rates that may not be adequately protected, or protected at all, by our hedging strategies.

Our investments currently include loans with floating interest rates and, in the future, may include loans with fixed interest rates. Floating rate investments earn interest at rates that adjust from time to time (typically, in our case, monthly) based upon an index (in our case, Term SOFR). These floating rate loans are insulated from changes in value specifically due to changes in interest rates; however, the interest they earn fluctuates based upon interest rates (for example, Term SOFR) and, in a declining and/or low interest rate environment, these loans will earn lower rates of interest and this will impact our operating performance. Fixed interest rate investments, however, do not have adjusting interest rates and the relative value of the fixed cash flows from these investments will decrease as prevailing interest rates rise or increase as prevailing interest rates fall, causing potentially significant changes in value. Our Manager may employ various hedging strategies on our behalf to limit the effects of changes in interest rates (and in some cases credit spreads), including engaging in interest rate swaps, caps, floors and other interest rate derivative products. We believe that no strategy can completely insulate us from the risks associated with interest rate changes and there is a risk that hedging strategies may provide no protection at all and potentially compound the impact of changes in interest rates. Hedging transactions involve certain additional risks such as counterparty risk, leverage risk, the legal enforceability of hedging contracts, the early repayment of hedged transactions and the risk that unanticipated and significant changes in interest rates may cause a significant loss of basis in the contract and a change in current period expense. We cannot make assurances that we will be able to enter into hedging transactions or that such hedging transactions will adequately protect us against the foregoing risks.

Our use of leverage may create a mismatch with the duration and index of the investments that we are financing.

We generally seek to structure our leverage such that we minimize the differences between the term of our investments and the leverage we use to finance such an investment. However, under certain circumstances, we may determine not to do so or we may otherwise be unable to do so. Accordingly, the extended term of the financed loan or other investment may not correspond to the term to extended maturity of the financing for such loan or other investment. In the event that our leverage is for a shorter term than the financed loan or other investment, we may not be able to extend or find appropriate replacement leverage and that would have an adverse impact on our liquidity and our returns. In the event that our leverage is for a longer term than the financed loan or other investment, we may not be able to repay such leverage or replace the financed loan or other investment with an optimal substitute or at all, which would negatively impact our desired leveraged returns.

We generally attempt to structure our leverage such that we minimize the differences between the index of our investments and the index of our leverage (for example, financing floating rate investments with floating rate leverage and fixed rate investments with fixed rate leverage). If such leverage is not available to us from our lenders on reasonable terms, we may use hedging instruments in an effort to effectively create such a match. For example, in the case of future fixed rate investments, we may finance such investments with floating rate leverage, but effectively convert all or a portion of the attendant leverage to fixed rate using hedging strategies.

The success of our attempts to mitigate such risk is subject to factors outside our control, such as the availability of financing and hedging options on favorable terms, including with respect to duration and term matching. The risks of a duration mismatch are magnified by the potential for the extension of loans in order to maximize the likelihood and magnitude of their recovery value in the event the loans experience credit or performance challenges. Employment of this asset management practice would effectively extend the duration of our investments, while many of our liabilities have set maturity dates. While our CLO liabilities have set maturity dates, repayment of these liabilities are dependent on timing of related collateral loan asset repayments after the reinvestment period concludes.

Warehouse facilities that we may obtain in the future may limit our ability to originate or acquire assets, and we may incur losses if the collateral is liquidated.

We may utilize, if available, warehouse facilities pursuant to which we would accumulate loans in anticipation of a securitization or other financing, which assets would be pledged as collateral for such facilities until the securitization or other transaction is consummated. To borrow funds to originate or acquire assets under any future warehouse facilities, we expect that our lenders thereunder would have the right to review the potential assets for which we seek financing. We may be unable to obtain the consent of a lender to originate or acquire assets that we believe would be beneficial to us and we may be unable to obtain alternate financing for such assets. In addition, no assurance can be given that a securitization or other financing would be consummated with respect to the assets being warehoused. If the securitization or other financing is not consummated, the lender could demand repayment of the facility, and in the event that we were unable to timely repay, could liquidate the warehoused collateral and we would then have to pay any amount by which the original purchase price of the collateral assets exceeds its sale price, subject to negotiated caps, if any, on our exposure. In addition, regardless of whether the securitization or other financing is consummated, if any of the warehoused collateral is sold before the securitization or other financing is completed, we would have to bear any resulting loss on the sale.

We have utilized and may in the future utilize non-recourse securitizations to finance our investments, which may expose us to risks that could result in losses.

We have utilized and may in the future utilize non-recourse securitizations of certain of our investments to generate cash for funding new investments and for other purposes. Such financing generally involves creating a special purpose vehicle, contributing a pool of our investments to the entity, and selling interests in the entity on a non-recourse basis to purchasers (whom we would expect to be willing to accept a lower interest rate to invest in investment-grade loan pools). We would expect to retain all or a portion of the equity and potentially other tranches in the securitized pool of portfolio investments. Prior to any such financings, we may use our secured credit agreements, or other short-term facilities, to finance the acquisition of investments until a sufficient quantity of investments had been accumulated, at which time we would refinance these facilities through a securitization, such as a CLO, or issuance of CMBS, or the private placement of loan participations or other long-term financing. When employing this strategy, we would be subject to the risk that we would not be able to acquire, during the period that our short-term credit facilities are available, a sufficient amount of eligible investments or loans to maximize the efficiency of a CLO, CMBS, or private placement issuance. We also would be subject to the risk that we would not be able to obtain short-term credit facilities or would not be able to renew any short-term credit facilities after they expire should we find it necessary to extend our short-term credit facilities to allow more time to seek and acquire the necessary eligible investments for a long-term financing. The inability to consummate securitizations to finance our investments on a long-term basis could require us to seek other forms of potentially less attractive financing or to liquidate assets at an inopportune time or unfavorable price, which could adversely affect our performance and our ability to grow our business.

Moreover, conditions in the capital markets, including volatility and disruption in the capital and credit markets, may not permit a securitization at any particular time or may make the issuance of any such securitization less attractive to us even when we do have sufficient eligible assets. We may also suffer losses if the value of the mortgage loans we acquire declines prior to securitization. Declines in the value of a mortgage loan can be due to, among other things, changes in interest rates and changes in the credit quality of the loan. In addition, we may suffer a loss due to the incurrence of transaction costs related to executing these transactions. To the extent that we incur a loss executing or participating in future securitizations for the reasons described above or for other reasons, it could materially and adversely impact our business and financial condition. The inability to securitize our portfolio may hurt our performance and our ability to grow our business.

We may be subject to losses arising from guarantees of debt and contingent obligations of our subsidiaries or joint venture or co-investment partners.

We conduct substantially all of our operations and own substantially all of our assets through our holding company subsidiary, Holdco. Holdco has guaranteed certain obligations of our subsidiaries under various arrangements that provide for significant aggregate borrowings. Holdco may in the future guarantee the performance of additional subsidiaries' obligations. The guarantee agreements contain financial covenants covering liquid assets, debt-to-equity ratio, interest coverage ratio, and net worth requirements. Holdco's failure to satisfy these covenants and other requirements could result in defaults under the relevant agreements and acceleration of amounts borrowed thereunder. Such defaults could have a material adverse effect on us. We may also agree to guarantee indebtedness incurred by a joint venture or co-investment partner. Such a guarantee may be on a joint and several basis with such joint venture or co-investment partner, in which case we may be liable in the event such partner defaults on its guarantee obligation. The non-performance of such obligations may cause losses to us in excess of the capital we initially may have invested or committed under such obligations and there is no assurance that we will have sufficient capital to cover any such losses.

We are subject to counterparty risk associated with our debt obligations.

Our counterparties for critical financial relationships may include both domestic and international financial institutions. These institutions could be severely impacted by credit market turmoil, changes in legislation, changes in regulation, allegations of civil or criminal wrongdoing and may as a result experience financial or other pressures. In addition, if a lender or counterparty files for bankruptcy or becomes insolvent, our borrowings under financing agreements with them may become subject to bankruptcy or insolvency proceedings, thus depriving us, at least temporarily, of the benefit of these assets. Such an event could restrict our access to financing and increase our cost of capital. If any of our counterparties were to limit or cease operation, it could lead to financial losses for us.

Certain of our current financing arrangements contain financial covenants that, if violated, could result in the diversion of cash flow from us to our lenders to pay interest due and reduce the principal amount outstanding of our borrowings until such time as the default is cured, which may reduce our cash available to pay interest and operating expenses, satisfy other obligations, and fund required distributions to common stockholders to maintain our qualification as a REIT.

Our CRE CLO liabilities are issued by certain of our wholly-owned trust subsidiaries pursuant to indentures that include a range of covenants and operational tests, including: (a) a minimum ratio of aggregate pledged loan collateral (valued in accordance with the indenture) divided by the aggregate principal amount of bonds outstanding (the "overcollateralization test"); and (b) a minimum ratio of interest income collected with respect to pledged loan collateral divided by interest expense with respect to bonds outstanding. A failure of either or both tests generally entitles the trustee to divert ("sweep") cash from the trust waterfall that would otherwise be distributed to us to pay interest and, to the extent sufficient cash remains after the payment of interest, to retire the senior-most bonds until the tests are satisfied. In certain circumstances, such diversions may last for extended periods depending upon the credit performance of the pledged loans.

Our secured credit agreements are between wholly-owned subsidiaries and our lender counterparties. Each involves cross-collateralized pools of pledged loans, and one of our agreements includes a pool-wide debt yield test where failure to comply triggers a cash flow sweep to pay interest and retire borrowings until compliance is restored.

The temporary or prolonged loss of these cash receipts by us may reduce our cash-on-hand to levels that threaten our ability to pay operating expenses, dividends due on our Series C Preferred Stock or distributions to our common shareholders in amounts sufficient to preserve our REIT status. Cash flow with respect to interest receipts that is swept by our lenders is considered as taxable income to us, and our distribution requirements as a REIT are not lessened.

Risks Related to Our Relationship with Our Manager and its Affiliates

We depend on our Manager and the personnel of TPG provided to our Manager for our success. We may not find a suitable replacement for our Manager if our Management Agreement is terminated, or if key personnel cease to be employed by TPG or otherwise become unavailable to us, which would materially and adversely affect us.

We are externally managed and advised by our Manager, an affiliate of TPG. We currently have no employees and all of our executive officers are employees of TPG. We are completely reliant on our Manager, which has significant discretion as to the implementation of our investment and operating policies and strategies.

Our success depends to a significant extent upon the ongoing efforts, experience, diligence, skill, and network of business contacts of our executive officers and the other key personnel of TPG provided to our Manager and its affiliates. These individuals evaluate, negotiate, execute and monitor our loans and other investments and financings and advise us regarding maintenance of our REIT status and exclusion or exemption from regulation under the Investment Company Act. Our success depends on their skills and management expertise and continued service with our Manager and its affiliates. Furthermore, there is increasing competition among financial sponsors, investment banks and other real estate debt investors for hiring and retaining qualified investment professionals, and there can be no assurance that such professionals will continue to be associated with us, our Manager or its affiliates or that any replacements will perform well.

There is no guarantee that any non-competition and non-solicitation agreements to which TPG personnel are subject, together with TPG's other arrangements with them, will prevent them from leaving, joining our competitors or otherwise competing with us. In addition, there is no assurance that such agreements will be enforceable in all cases, particularly as states enact legislation aimed at effectively prohibiting non-competition agreements. In addition, in January 2023, the U.S. Federal Trade Commission published a proposed rule that, if finally issued, would generally prohibit post-employment non-competition provisions (or other provisions with similar effect) in agreements between employers and their employees.

In addition, we can offer no assurance that our Manager will remain our investment manager or that we will continue to have access to our executive officers and the other key personnel of TPG who provide services to us. If we terminate our Management Agreement other than upon the occurrence of a cause event or if our Manager terminates our Management Agreement upon our material breach, we would be required to pay a very substantial termination fee to our Manager. See "—Termination of our Management Agreement would be costly." Furthermore, if our Management Agreement is terminated and no suitable replacement is found to manage us, we may not be able to achieve our investment objectives, which would materially and adversely affect us.

Other than any dedicated or partially dedicated chief financial officer that our Manager may elect to provide to us, the TPG personnel provided to our Manager, as our external manager, are not required to dedicate a specific portion of their time to the management of our business.

Other than with respect to any dedicated or partially dedicated chief financial officer that our Manager may elect to provide to us, neither our Manager nor any other TPG affiliate is obligated to dedicate any specific personnel exclusively to us nor are they or their personnel obligated to dedicate any specific portion of their time to the management of our business. Although our Manager has informed us that Robert Foley will continue to serve as our chief financial officer and that he will spend a substantial portion of his time on our affairs, key personnel, including Mr. Foley, provided to us by our Manager have in the past and may in the future become unavailable to us as a result of their departure from TPG or for any other reason. As a result, we cannot provide any assurances regarding the amount of time our Manager or its affiliates will dedicate to the management of our business and our Manager and its affiliates may have conflicts in allocating their time, resources and services among our business and any TPG Funds they may manage, including the TRECO Funds, and such conflicts may not be resolved in our favor. Each of our executive officers is also an employee of TPG, who has now or may be expected to have significant responsibilities for TPG Funds managed by TPG now or in the future. For example, certain of the TPG personnel that provide services to us, including our executive officers, currently also provide services for the TRECO Funds and are expected to continue to provide services for the TRECO Funds for the foreseeable future. Consequently, we may not receive the level of support and assistance that we otherwise might receive if we were internally managed. Our Manager and its affiliates are not restricted from entering into other investment advisory relationships or from engaging in other business activities.

The integration of Angelo Gordon's business into TPG's business could strain our Manager's resources.

On November 1, 2023, TPG and certain affiliated entities completed the acquisition of Angelo, Gordon & Co., L.P. and certain affiliated entities (collectively, "Angelo Gordon"). Angelo Gordon is an alternative investment firm focused on credit and real estate investing. Although the investment objectives and guidelines applicable to Angelo Gordon's credit and real estate investing businesses generally and currently do not overlap with ours, certain TPG personnel that provide services to us have in the past allocated and will likely in the future allocate a portion of their time to assisting with the integration of Angelo Gordon's business and people into TPG's businesses, which has reduced and could in the future reduce the amount of time that such TPG personnel can dedicate to our business. See "—Other than any dedicated or partially dedicated chief financial officer that our Manager may elect to provide to us, the TPG personnel provided to our Manager, as our external manager, are not required to dedicate a specific portion of their time to the management of our business."

Our Manager manages our portfolio pursuant to broad investment guidelines and is not required to seek the approval of our board of directors for each investment, financing, asset allocation or hedging decision made by it, which may result in our making riskier loans and other investments and which could materially and adversely affect us.

Our Manager is authorized to follow broad investment guidelines that provide it with substantial discretion regarding investment, financing, asset allocation and hedging decisions. Our board of directors will periodically review our investment guidelines and our portfolio but will not, and will not be required to, review and approve in advance all of our proposed loans and other investments or our Manager's financing, asset allocation or hedging decisions. In addition, in conducting periodic reviews, our directors rely primarily on information provided, or recommendations made, to them by our Manager or its affiliates. Subject to maintaining our REIT qualification and our exclusion or exemption from regulation under the Investment Company Act, our Manager has significant latitude within the broad investment guidelines in determining the types of loans and other investments it makes for us, and how such loans and other investments are financed or hedged, which could result in investment returns that are substantially below expectations or losses, which could materially and adversely affect us.

Our Manager's fee structure may not create proper incentives or may induce our Manager and its affiliates to make certain loans or other investments, including speculative investments, which increase the risk of our portfolio.

We pay our Manager base management fees calculated on equity without regard to performance of our portfolio. Our Manager's entitlement to base management fees, which are not based solely upon performance metrics or goals, might reduce its incentive to devote its time and effort to seeking loans or other investments that provide attractive risk-adjusted returns for our stockholders. Because the base management fees are also based in part on our outstanding equity, our Manager may also be incentivized to advance strategies that increase our equity, and there may be circumstances where increasing our equity will not optimize the returns for our stockholders. Consequently, we are required to pay our Manager base management fees in a particular period despite experiencing a net loss or a decline in the value of our portfolio during that period.

In addition, our Manager has the ability to earn incentive compensation each quarter based on our Core Earnings, as calculated in accordance with our Management Agreement, which may create an incentive for our Manager to invest in assets with higher yield potential, which are generally riskier or more speculative, or sell an asset prematurely for a gain, in an effort to increase our short-term net income and thereby increase the incentive compensation to which it is entitled. This could result in increased risk to our investment portfolio. If our interests and those of our Manager are not aligned, the execution of our business plan could be adversely affected, which could materially and adversely affect us.

We have in the past and in the future will likely compete with existing and future TPG Funds, including the TRECO Funds, which may present various conflicts of interest that restrict our ability to pursue certain investment opportunities or take other actions that are beneficial to our business and/or result in decisions that are not in the best interests of our stockholders.

We are subject to conflicts of interest arising out of our relationship with TPG, including our Manager and its affiliates. As of December 31, 2023, three of our eight directors are employees of TPG. In addition, our chief financial officer and our other executive officers are also employees of TPG, and we are managed by our Manager, a TPG affiliate. There is no guarantee that the policies and procedures adopted by us, the terms and conditions of our Management Agreement or the policies and procedures adopted by our Manager, TPG and their affiliates, as the case may be, will enable us to identify, adequately address or mitigate these conflicts of interest. Some examples of conflicts of interest that may arise by virtue of our relationship with our Manager and TPG include:

- *TPG's Policies and Procedures*. Specified policies and procedures implemented by TPG, including our Manager, to mitigate potential conflicts of interest and address certain regulatory requirements and contractual restrictions may reduce the advantages across TPG's various businesses that TPG expects to draw on for purposes of pursuing attractive investment opportunities. Because TPG has many different asset management, advisory and other businesses, it is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and more legal and contractual restrictions than that to which it would otherwise be subject if it had just one line of business. In addressing these conflicts and regulatory, legal and contractual requirements across its various businesses, TPG has implemented certain policies and procedures (for example, information walls) that may reduce the benefits that TPG expects to utilize for our Manager for purposes of identifying and managing our investments. For example, TPG may come into possession of material non-public information with respect to companies that are TPG's advisory clients in which our Manager may be considering making an investment on our behalf. As a consequence, that information, which could be of benefit to our Manager or us, might become restricted to those other businesses and otherwise be unavailable to our Manager, and could also restrict our Manager's activities. Additionally, the terms of confidentiality or other agreements with or related to companies in which any TPG Fund (including any TRECO Fund) has or has considered making an investment or which is otherwise an advisory client of TPG may restrict or otherwise limit the ability of TPG or our Manager to engage in businesses or activities competitive with such companies.

- *Allocation of Investment Opportunities.* Certain inherent conflicts of interest arise from the fact that TPG and our Manager provide investment management and other services both to us and to other persons or entities, whether or not the investment objectives or policies of any such other person or entity are similar to those of ours, including, without limitation, the sponsoring, closing and/or managing of any TPG Fund (including the TRECO Funds). However, for so long as our Management Agreement is in effect and TPG controls our Manager, neither our Manager nor TPG Real Estate Management, LLC, which is the manager of TPG Real Estate Partners, will directly or indirectly form any other public vehicle in the U.S. whose strategy is to primarily originate, acquire and manage performing commercial mortgage loans. The respective investment guidelines and policies of our business and certain TPG Funds (including the TRECO Funds) overlap in part, and where these overlaps exist, investment opportunities will be allocated between us and the TPG Funds, including one or more of the TRECO Funds, in a manner that may result in fewer investment opportunities being allocated to us than would have otherwise been the case in the absence of such TPG Funds. The methodology applied between us and one or more of the TPG Funds, including the TRECO Funds, under TPG's allocation policy may result in us not participating (and/or not participating to the same extent) in certain investment opportunities in which we would have otherwise participated had the related allocations been determined without regard to such allocation policy and/or based only on the circumstances of those particular investments. TPG and our Manager may also give advice to TPG Funds, including the TRECO Funds, that may differ from advice given to us even though such TPG Funds' investment objectives may be the same or similar to ours.

To the extent any TPG Funds, including a TRECO Fund, otherwise have investment objectives or guidelines that overlap with ours, in whole or in part, then, pursuant to TPG's allocation policy, investment opportunities that fall within such common objectives or guidelines will generally be allocated among our company and one or more of such TPG Funds, including a TRECO Fund, on a basis that our Manager and applicable TPG affiliates determine to be fair and reasonable in their sole discretion, subject to the following considerations:

- our and the relevant TPG Funds' investment focuses and objectives;

- the TPG professionals who sourced the investment opportunity;

- the TPG professionals who are expected to oversee and monitor the investment;

- the expected amount of capital required to make the investment, as well as our and the relevant TPG Funds' current and projected capacity for investing (including for any potential follow-on investments);

- our and the relevant TPG Funds' targeted rates of return and investment holding periods;

- the stage of development of the prospective portfolio company or borrower;

- our and the relevant TPG Funds' respective existing portfolio of investments;

- the investment opportunity's risk profile;

- our and the relevant TPG Funds' respective expected life cycles;

- any investment targets or restrictions (e.g., industry, size, etc.) that apply to us and the relevant TPG Funds;

- our ability and the ability of the relevant TPG Funds to accommodate structural, timing and other aspects of the investment process; and

- legal, tax, contractual, regulatory or other considerations that our Manager and applicable TPG affiliates deem relevant.

There is no assurance that any such conflicts arising out of the foregoing will be resolved in our favor. Our Manager and TPG affiliates are entitled to amend their investment objectives or guidelines at any time without prior notice to us or our consent.

- *Investments in Different Levels or Classes of an Issuer's Securities.* We and the TPG Funds, including TRECO Funds, may make investments at different levels of an issuer's or borrower's capital structure (for example, an investment by a TPG Fund (such as a TRECO Fund) in an equity, debt or mezzanine interest with respect to the same portfolio entity in which we own a debt interest or vice versa) or in a different tranche of debt or equity with respect to an entity in which we have an interest. We may make investments that are senior or junior to, or have rights and interests different from or adverse to, the investments made by TPG Funds (including TRECO Funds). Such investments may conflict with the interests of such TPG Funds in related investments, and the potential for any such conflicts of interests may be heightened in the event of a default or restructuring of any such investments. Actions may be taken for TPG Funds (including TRECO Funds) that are adverse to us, including with respect to the timing and manner of sale and actions taken in circumstances of financial distress. In addition, in connection with such investments, TPG will generally seek to implement certain procedures to mitigate conflicts of interest which typically involve maintaining a non-controlling interest in any such investment and a forbearance of rights, including certain non-economic rights, relating to the TPG Funds, such as where TPG may cause us to decline to exercise certain control- and/or foreclosure-related rights with respect to a portfolio entity (including following the vote of other third-party lenders generally or otherwise recusing itself with respect to decisions), including with respect to defaults, foreclosures, workouts, restructurings and/or exit opportunities, subject to certain limitations. Our Management Agreement requires our Manager to keep our board of directors reasonably informed on a periodic basis in connection with the foregoing, including with respect to transactions that involve investments at different levels of an issuer's or borrower's capital structure, as to which our Manager has agreed to provide our board of directors with quarterly updates. While TPG will seek to resolve any conflicts in a fair and equitable manner with respect to conflicts resolution among us and the TPG Funds generally, such transactions are not required to be presented to our board of directors for approval, and there can be no assurance that any such conflicts will be resolved in our favor.

- *Co-Investments with Other TPG Vehicles.* We may co-invest together with TPG investment vehicles (including TRECO Funds) in some of our investment opportunities. In such circumstances, the size of the investment opportunity otherwise available to us may be less than it would otherwise have been, and we may participate in such opportunities on different and potentially less favorable economic terms than such parties if our Manager deems such participation as being otherwise in our best interests. Furthermore, when TPG investment vehicles have interests or requirements that do not align with our interests, including differing liquidity needs or desired investment horizons, conflicts may arise in the manner in which any voting or control rights are exercised with respect to the relevant investment, potentially resulting in an adverse impact on us.

- *Assignment and Sharing or Limitation of Rights.* We may invest alongside TPG Funds (including TRECO Funds) and in connection therewith may, for legal, tax, regulatory or other reasons which may be unrelated to us, share with or assign to such TPG Funds certain of our rights, in whole or in part, or agree to limit our rights, including in certain instances certain control- and/or foreclosure-related rights with respect to such shared investments and/or otherwise agree to implement certain procedures to ameliorate conflicts of interest which may in certain circumstances involve a forbearance of our rights. Such sharing or assignment of rights could make it more difficult for us to protect our interests and could give rise to a conflict (which may be exacerbated in the case of financial distress) and could result in a TPG Fund exercising such rights in a way that is adverse to us.

- *Providing Debt Financings in connection with Acquisitions by Third Parties of Assets Owned by TPG Funds.* We may provide financing (1) as part of the bid or acquisition by a third party to acquire interests in (or otherwise make an investment in the underlying assets of) a portfolio entity owned by one or more TPG Funds or their affiliates of assets and/or (2) with respect to one or more portfolio entities or borrowers in connection with a proposed acquisition or investment by one or more TPG Funds or their affiliates relating to such portfolio entities and/or their underlying assets. This may include making commitments to provide financing at, prior to or around the time that any such purchaser commits to or makes such investments. We may also make investments and provide debt financing with respect to portfolio entities in which TPG Funds and/or their affiliates hold or propose to acquire an interest. While the terms and conditions of any such debt commitments and related arrangements will generally be on market terms, the involvement of us and/or such TPG Funds or their affiliates in such transactions may affect the terms of such transactions or arrangements and/or may otherwise influence our Manager's decisions with respect to the management of us and/or TPG's management of such TPG Funds and/or the relevant portfolio entity, which will give rise to potential or actual conflicts of interests and which may adversely impact us.

- *Pursuit of Differing Strategies.* TPG and our Manager may determine that an investment opportunity may not be appropriate for us but may be appropriate for one or more of the TPG Funds (such as a TRECO Fund) or may decide that our company and certain of the TPG Funds (including the TRECO Funds) should take differing positions with respect to a particular investment. In these cases, TPG and our Manager may pursue separate transactions for us and one or more TPG Funds (such as a TRECO Fund). This may affect the market price or the terms of the particular investment or the execution of the transaction, or both, to the detriment or benefit of us and one or more TPG Funds. For example, a TPG investment manager may determine that it would be in the interest of a TPG Fund to sell a security that we hold long, potentially resulting in a decrease in the market price of the security held by us.

- *Obtaining Financing from Other TPG Vehicles.* We may from time to time obtain financing from one or more TPG Funds (including the TRECO Funds). We and/or TPG may face conflicts of interest in connection with any borrowings or disputes related to such financing agreement(s) which may adversely impact us.

- *Variation in Financial and Other Benefits.* A conflict of interest arises where the financial or other benefits available to our Manager or its affiliates differ among us and the TPG Funds that it manages. If the amount or structure of the base management fees, incentive compensation and/or our Manager's or its affiliates' compensation differs among us and the TPG Funds (including the TRECO Funds) (such as where certain TPG Funds pay higher base management fees, incentive compensation, performance-based management fees or other fees), our Manager or its affiliates might be motivated to help such TPG Funds (including TRECO Funds) over us. Similarly, the desire to maintain assets under management or to enhance our Manager's or its affiliates' performance records or to derive other rewards, financial or otherwise, could influence our Manager or its affiliates in affording preferential treatment to TPG Funds (including TRECO Funds) over us. Our Manager may, for example, have an incentive to allocate favorable or limited opportunity investments or structure the timing of investments to favor such TPG Funds (including TRECO Funds). Additionally, our Manager might be motivated to favor TPG Funds, including TRECO Funds, in which it has an ownership interest or in which TPG has ownership interests. Conversely, if an investment professional at our Manager or its affiliates does not personally hold an investment in us but holds investments in TPG Funds (such as the TRECO Funds), such investment professional's conflicts of interest with respect to us may be more acute.

- *Underwriting, Advisory and Other Relationships.* As part of its regular business, TPG provides a broad range of underwriting, investment banking, placement agent and other services. In connection with selling investments by way of a public offering, a TPG broker-dealer has in the past and may again in the future act as the managing underwriter or a member of the underwriting syndicate on a firm commitment basis and purchase securities on that basis. TPG may retain any commissions, remuneration, or other profits and receive compensation from such underwriting activities, which have the potential to create conflicts of interest. TPG may also participate in underwriting syndicates from time to time with respect to us or portfolio companies of TPG Funds or may otherwise be involved in the private placement of debt or equity securities issued by us or such portfolio companies, or otherwise in arranging financings with respect thereto. Subject to applicable law, TPG has in the past and may again in the future receive underwriting fees, placement commissions or other compensation with respect to such activities, which were not and will not be shared with us or our stockholders. Where TPG serves as underwriter with respect to a portfolio company's securities, we or the applicable TPG Fund holding such securities may be subject to a "lock-up" period following the offering under applicable regulations during which time our ability to sell any securities that we continue to hold is restricted. This may prejudice our ability to dispose of such securities at an opportune time.

TPG has long-term relationships with a significant number of corporations and their senior management. In determining whether to invest in a particular transaction on our behalf, our Manager may consider those relationships (subject to its obligations under our Management Agreement), which may result in certain transactions that our Manager would not otherwise undertake or refrain from undertaking on our behalf in view of such relationships.

- *Service Providers*. Certain of our service providers or their affiliates (including administrators, lenders, brokers, property managers, attorneys, consultants and investment banking or commercial banking firms) also provide goods or services to, or have business, personal or other relationships with, TPG. Such service providers may be sources of investment opportunities, co-investors or commercial counterparties or portfolio companies of TPG Funds. Such relationships may influence our Manager in deciding whether to select such service providers. In certain circumstances, service providers or their affiliates may charge different rates or have different arrangements for services provided to TPG or TPG Funds as compared to services provided to us, which in certain circumstances may result in more favorable rates or arrangements than those payable by, or made with, us. In addition, in instances where multiple TPG businesses may be exploring a potential individual investment, certain of these service providers may choose to be engaged by TPG rather than us.

- *Material, Non-Public Information.* We, directly or through TPG, our Manager or certain of their respective affiliates may come into possession of material non-public information with respect to an issuer or borrower in which we have invested or may invest. Should this occur, our Manager may be restricted from buying or selling securities, derivatives or loans of the issuer or borrower on our behalf until such time as the information becomes public or is no longer deemed material. Disclosure of such information to the personnel responsible for management of our business may be on a need-to-know basis only, and we may not be free to act upon any such information. Therefore, we and/or our Manager may not have access to material non-public information in the possession of TPG which might be relevant to an investment decision to be made by our Manager on our behalf, and our Manager may initiate a transaction or purchase or sell an investment which, if such information had been known to it, may not have been undertaken. Due to these restrictions, our Manager may not be able to initiate a transaction on our behalf that it otherwise might have initiated and may not be able to purchase or sell an investment that it otherwise might have purchased or sold, which could negatively affect us.

- *Possible Future Activities.* Our Manager and its affiliates may expand the range of services that they provide over time. Except as and to the extent expressly provided in our Management Agreement, our Manager, TPG RE Management, LLC and their respective affiliates will not be restricted in the scope of their businesses or in the performance of any such services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. Our Manager, TPG and their affiliates continue to develop relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with clients who may hold or may have held investments similar to those intended to be made by us. These clients may themselves represent appropriate investment opportunities for us or may compete with us for investment opportunities.

- *Transactions with TPG Funds*. From time to time, we may enter into purchase and sale transactions with TPG Funds, including TRECO Funds. Such transactions will be conducted in accordance with, and subject to, the terms and conditions of our Management Agreement (including the requirement that sales to, or acquisitions of investments or receipt of financing from, TPG, any TPG Fund or any of their affiliates be approved in advance by a majority of our independent directors) and our code of business conduct and ethics and applicable laws and regulations.

- *Loan Refinancings.* We may from time to time seek to participate in investments relating to the refinancing of loans held by TPG Funds, including TRECO Funds. While it is expected that our participation in connection with such refinancing transactions will be at arms' length and on market/contract terms, such transactions may give rise to potential or actual conflicts of interest.

TPG may enter into one or more strategic relationships in certain geographical regions or with respect to certain types of investments that, although intended to provide greater opportunities for us, may require us to share such opportunities or otherwise limit the amount of an opportunity we can otherwise take.

Further conflicts could arise once we and TPG have made our and their respective investments. For example, if a company goes into bankruptcy or reorganization, becomes insolvent or otherwise experiences financial distress or is unable to meet its payment obligations or comply with covenants relating to securities held by us or by TPG, TPG may have an interest that conflicts with our interests or TPG may have information regarding the company that we do not have access to. If additional financing is necessary as a result of financial or other difficulties, it may not be in our best interests to provide such additional financing. If TPG were to lose investments as a result of such difficulties, the ability of our Manager to recommend actions in our best interests might be impaired.

Termination of our Management Agreement would be costly.

Termination of our Management Agreement without cause would be difficult and costly. Our independent directors will review our Manager's performance and the fees that may be payable to our Manager annually, and our Management Agreement may be terminated each year upon the affirmative vote of at least two-thirds of our independent directors, based upon their determination that (1) our Manager's performance is unsatisfactory and materially detrimental to us and our subsidiaries taken as a whole or (2) the base management fee and incentive compensation, taken as a whole, payable to our Manager is not fair, subject to our Manager's right to prevent any termination due to unfair fees by accepting a reduction of fees agreed to by at least two-thirds of our independent directors. We are required to provide our Manager with 180 days' prior written notice of any such termination. Additionally, upon such a termination unrelated to a cause event, or if we materially breach our Management Agreement and our Manager terminates our Management Agreement, our Management Agreement provides that we will pay our Manager a termination fee equal to three times the sum of (x) the average annual base management fee and (y) the average annual incentive compensation earned by our Manager, in each case during the 24-month period immediately preceding the most recently completed calendar quarter prior to the date of termination. These provisions increase the cost to us of terminating our Management Agreement and adversely affect our ability to terminate our Manager in the absence of a cause event.

Our Manager maintains a contractual as opposed to a fiduciary relationship with us. Our Manager's liability is limited under our Management Agreement, and we have agreed to indemnify our Manager against certain liabilities.

Pursuant to our Management Agreement, our Manager assumes no responsibility to us other than to render the services called for thereunder in good faith and will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations, including as set forth in our investment guidelines. Our Manager maintains a contractual as opposed to a fiduciary relationship with us. Under the terms of our Management Agreement, our Manager and its affiliates, and their respective directors, officers, employees, members, partners and stockholders, will not be liable to us, any subsidiary of ours, our board of directors, our stockholders or any of our subsidiaries' stockholders, members or partners for acts or omissions performed in accordance with and pursuant to our Management Agreement, except by reason of acts or omissions constituting bad faith, willful misconduct, gross negligence or reckless disregard of their duties under our Management Agreement. We have agreed to indemnify our Manager, its affiliates and the directors, officers, employees, members, partners and stockholders of our Manager and its affiliates from any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including reasonable attorneys' fees) in respect of or arising from any acts or omissions of such party performed in good faith under our Management Agreement and not constituting bad faith, willful misconduct, gross negligence or reckless disregard of duties of such party under our Management Agreement. As a result, we could experience poor performance or losses for which our Manager would not be liable.

We do not own the TPG name, but we may use it as part of our corporate name pursuant to a trademark license agreement with an affiliate of TPG. Use of the name by other parties or the termination of our trademark license agreement may harm our business.

We have entered into a trademark license agreement (the "trademark license agreement") with an affiliate of TPG (the "licensor"), pursuant to which it has granted us a fully paid-up, royalty-free, non-exclusive, non-transferable, non-sublicensable license to use the name "TPG RE Finance Trust, Inc." and the ticker symbol "TRTX." Under this agreement, we have a right to use this name for so long as our Manager (or another TPG affiliate that serves as our manager) remains an affiliate of the licensor under the trademark license agreement. The trademark license agreement may be terminated by either party as a result of certain breaches or upon 90 days' prior written notice; provided that upon notification of such termination by us, the licensor may elect to effect termination of the trademark license agreement immediately at any time after 30 days from the date of such notification. The licensor will retain the right to continue using the "TPG" name. The trademark license agreement does not permit us to preclude the licensor from licensing or transferring the ownership of the "TPG" name to third parties, some of whom may compete with us. Consequently, we may be unable to prevent any damage to goodwill that may occur as a result of the activities of the licensor, TPG or others. Furthermore, in the event that the trademark license agreement is terminated, we will be required to, among other things, change our name and NYSE ticker symbol. Any of these events could disrupt our recognition in the marketplace, damage any goodwill we may have generated and otherwise have a material adverse effect on us.

Our business may be adversely affected if our reputation, the reputation of the Manager or TPG, or the reputation of counterparties with whom we associate is harmed.

We may be harmed by reputational issues and adverse publicity relating to us, the Manager or TPG. Issues could include real or perceived legal or regulatory violations or could be the result of a failure in performance, risk-management, governance, technology or operations, or claims related to employee misconduct, conflict of interests, ethical issues or failure to protect private information, among others. Similarly, market rumors and actual or perceived association with counterparties whose own reputation is under question could harm our business. Such reputational issues may depress the market price of our capital stock or have a negative effect on our ability to attract counterparties for our transactions, or otherwise adversely affect us.

Risks Related to Our Company

Our investment strategy and guidelines, asset allocation and financing strategy may be changed without stockholder consent.

Our Manager is authorized to follow broad investment guidelines that have been approved by our board of directors. Those investment guidelines, as well as our target assets, investment strategy, financing strategy and hedging policies with respect to investments, originations, acquisitions, growth, operations, indebtedness, capitalization and distributions, may be changed at any time without notice to, or the consent of, our stockholders. This could result in an investment portfolio with a different risk profile. A change in our investment strategy may increase our exposure to interest rate risk, default risk and real estate market fluctuations. Furthermore, a change in our asset allocation could result in our making investments in asset categories different from those described in this Form 10-K. These changes could materially and adversely affect us.

We may not be able to operate our business successfully or implement our operating policies and investment strategy.

We cannot assure you that our past experience will be sufficient to enable us to operate our business successfully or implement our operating policies and investment strategy as described in this Form 10-K. Furthermore, we may not be able to generate sufficient operating cash flows to pay our operating expenses or service our indebtedness. Our operating cash flows will depend on many factors, including the performance of our existing portfolio, the availability of attractive investment opportunities for the origination and selective acquisition of additional assets, the level and volatility of interest rates, readily accessible short-term and long-term financing, conditions in the financial markets, the real estate market and the economy, and our ability to successfully operate our business and execute our investment strategy. We face substantial competition in originating and acquiring attractive loans and other investments, which could adversely impact the returns from new loans and other investments.

TPG and our Manager may not be able to hire and retain qualified investment professionals or grow and maintain our relationships with key borrowers and loan brokers, and if they are unable to do so, we could be materially and adversely affected.

We depend on TPG and our Manager to generate borrower clients by, among other things, developing relationships with property owners, developers, mortgage brokers and investors and others, which we believe leads to repeat and referral business. Accordingly, TPG and our Manager must be able to attract, motivate and retain skilled investment professionals. The market for investment professionals is highly competitive and may lead to increased costs to hire and retain them. We cannot guarantee that TPG and our Manager will be able to attract or retain qualified investment professionals. If TPG and our Manager cannot attract, motivate or retain a sufficient number of skilled investment professionals, or even if they can motivate or retain them but at higher costs, we could be materially and adversely affected. We also depend on TPG and our Manager for a network of loan brokers, which generates a significant portion of our loan originations. While TPG and our Manager will strive to continue to cultivate long-standing broker relationships that generate repeat business for us, brokers are free to transact business with other lenders and have done so in the past and will do so in the future. Our competitors also have relationships with some of our brokers and actively compete with us in bidding on loans marketed by these brokers, which could impair our loan origination volume and reduce our returns. There can be no assurance that TPG and our Manager will be able to maintain or develop new relationships with additional brokers.

Maintenance of our exemptions from registration as an investment company under the Investment Company Act imposes significant limits on our operations. Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act.

We conduct, and intend to continue to conduct, our operations so that we are not required to register as an "investment company" as defined in Section 3(a)(1)(A) or Section 3(a)(1)(C) of the Investment Company Act. We believe we are not an investment company under Section 3(a)(1)(A) of the Investment Company Act because we do not engage primarily, or hold ourselves out as being engaged primarily, in the business of investing, reinvesting or trading in securities. Rather, through our wholly-owned or majority-owned subsidiaries, we are primarily engaged in non-investment company businesses related to real estate. In addition, we conduct and intend to continue to conduct, our operations so that we do not come within the definition of an investment company under Section 3(a)(1)(C) of the Investment Company Act because less than 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis consist of "investment securities" (the "40% test"). Excluded from the term "investment securities" (as that term is defined in the Investment Company Act) are securities issued by majority-owned subsidiaries that are themselves not investment companies and are not relying on the exclusions from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. Our interests in wholly-owned or majority-owned subsidiaries that qualify for the exclusion pursuant to Section 3(c)(5)(C), as described below, Rule 3a-7, as described below, or another exclusion or exception under the Investment Company Act (other than Section 3(c)(1) or Section 3(c)(7) thereof), do not constitute "investment securities."

To maintain our status as a non-investment company, the securities issued to us by any of our existing wholly-owned or majority-owned subsidiaries or subsidiaries that we may form in the future, that are excluded from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets on an unconsolidated basis. We monitor our holdings to ensure ongoing compliance with this test, but there can be no assurance that we will be able to maintain an exclusion or exemption from registration under the Investment Company Act. The 40% test limits the types of businesses in which we may engage through our subsidiaries. In addition, the assets we and our subsidiaries may originate or acquire are limited by the provisions of the Investment Company Act and the rules and regulations promulgated under the Investment Company Act, which may materially and adversely affect us.

We hold our assets primarily through direct or indirect wholly-owned or majority-owned subsidiaries, certain of which are excluded from the definition of investment company pursuant to Section 3(c)(5)(C) of the Investment Company Act. We will classify our assets of our subsidiaries relying on the Section 3(c)(5)(C) exemption from the Investment Company Act based upon positions set forth by the SEC staff. Based on such positions, to qualify for the exclusion pursuant to Section 3(c)(5)(C), each such subsidiary generally is required to hold at least (i) 55% of its assets in "qualifying" real estate assets, which we refer to as "Qualifying Interests," and (ii) at least 80% of its assets in Qualifying Interests and real estate-related assets. Qualifying Interests for this purpose include senior mortgage loans, certain B-Notes and certain mezzanine loans that satisfy various conditions as set forth in SEC staff no-action letters and other guidance, and other assets that the SEC staff in various no-action letters and other guidance has determined are Qualifying Interests for the purposes of the Investment Company Act. We treat as real estate-related assets B-Notes, CRE debt securities and mezzanine loans that do not satisfy the conditions set forth in the relevant SEC staff no-action letters and other guidance, and debt and equity securities of companies primarily engaged in real estate businesses. The SEC has not published guidance with respect to the treatment of the *pari passu* participation interests in senior mortgage loans held by certain of our subsidiaries for purposes of the Section 3(c)(5)(C) exclusion. Unless the SEC or its staff issues guidance applicable to the participation interests, we intend to treat such participation interests as real estate-related assets. Because of the composition of the assets of our subsidiaries that own such participation interests, we currently treat such subsidiaries as excluded from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act, and treat the securities issued by them to us as "investment securities" for purposes of the 40% test.

Certain of our subsidiaries rely on Rule 3a-7 under the Investment Company Act. We refer to these subsidiaries as our "CLO subsidiaries." Rule 3a-7 under the Investment Company Act is available to certain structured financing vehicles that are engaged in the business of holding financial assets that, by their terms, convert into cash within a finite time period and that issue fixed income securities entitling holders to receive payments that depend primarily on the cash flows from these assets, provided that, among other things, the structured finance vehicle does not engage in certain portfolio management practices resembling those employed by management investment companies (e.g., mutual funds). Accordingly, each of these CLO subsidiaries is subject to an indenture (or similar transaction documents) that contains specific guidelines and restrictions limiting the discretion of the CLO subsidiary and its collateral manager, if applicable. In particular, these guidelines and restrictions prohibit the CLO subsidiary from acquiring and disposing of assets primarily for the purpose of recognizing gains or decreasing losses resulting from market value changes. Thus, a CLO subsidiary cannot acquire or dispose of assets primarily to enhance returns to the owner of the equity in the CLO subsidiary; however, subject to this limitation, sales and purchases of assets may be made so long as doing so does not violate guidelines contained in the CLO subsidiary's relevant transaction documents. A CLO subsidiary generally can, for example, sell an asset if the collateral manager believes that its credit characteristic qualifies it as an impaired asset, subject to fulfilling the requirements set forth in Rule 3a-7 under the Investment Company Act and the CLO subsidiary's relevant transaction documents. As a result of these restrictions, our CLO subsidiaries may suffer losses on their assets and we may suffer losses on our investments in those CLO subsidiaries.

SEC no-action positions are based on specific factual situations that differ in some regards from the factual situations we and our subsidiaries may face, and as a result, we may have to apply SEC staff guidance that relates to other factual situations by analogy. A number of these no-action positions were issued more than twenty years ago. There may be no guidance from the SEC staff that applies directly to our factual situations, and the SEC may disagree with our conclusion that the published guidance applies in the manner we have concluded. No assurance can be given that the SEC or its staff will concur with our classification of our assets. In addition, the SEC or its staff may, in the future, issue further guidance that may require us to re-classify our assets for purposes of the Investment Company Act, including for purposes of our subsidiaries' compliance with the exclusions provided in Section 3(c)(5)(C) or Rule 3a-7 of the Investment Company Act. There is no guarantee that we will be able to adjust our assets in the manner required to maintain our exclusion or exemption from the Investment Company Act and any adjustment in our strategy or assets could have a material adverse effect on us.

To the extent that the SEC or its staff provides more specific guidance regarding any of the matters bearing upon the definition of investment company and the exemptions to that definition, we may be required to adjust our strategy accordingly. On August 31, 2011, the SEC issued a concept release and request for comments regarding the Section 3(c)(5)(C) exclusion (Release No. IC-29778) in which it contemplated the possibility of issuing new rules or providing new interpretations of the exemption that might, among other things, define the phrase "liens on and other interests in real estate" or consider sources of income in determining a company's "primary business." Any additional guidance from the SEC or its staff could further inhibit our ability to pursue the strategies we have chosen.

Because registration as an investment company would significantly affect our (or our subsidiaries') ability to engage in certain transactions or be structured in the manner we currently are, we intend to conduct our business so that we and our wholly-owned subsidiaries and majority-owned subsidiaries will continue to satisfy the requirements to avoid regulation as an investment company. However, there can be no assurance that we or our subsidiaries will be able to satisfy these requirements and maintain our and their exclusion or exemption from such registration. If we or our wholly-owned subsidiaries or our majority-owned subsidiaries do not meet these requirements, we could be forced to alter our investment portfolio by selling or otherwise disposing of a substantial portion of the assets that do not satisfy the applicable requirements or by acquiring a significant position in assets that are Qualifying Interests. Such investments may not represent an optimum use of capital when compared to the available investments we and our subsidiaries target pursuant to our investment strategy. These investments may present additional risks to us, and these risks may be compounded by our inexperience with such investments. Altering our investment portfolio in this manner may materially and adverse affect us if we are forced to dispose of or acquire assets in an unfavorable market.

There can be no assurance that we and our subsidiaries will be able to successfully avoid operating as an unregistered investment company. If it were established that we were an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that we would be unable to enforce contracts with third parties, that third parties could seek to obtain rescission of transactions undertaken during the period for which it was established that we were an unregistered investment company, and that we would be subject to limitations on corporate leverage that would have an adverse impact on our investment returns.

If we were required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act) and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan, which could materially and adversely affect our ability to pay distributions to our stockholders. Because affiliate transactions generally are prohibited under the Investment Company Act, we would not be able to enter into transactions with any of our affiliates if we fail to maintain our exclusion or exemption, and our Manager may terminate our Management Agreement if we become required to register as an investment company, with such termination deemed to occur immediately before such event. If our Management Agreement is terminated, it could constitute an event of default under our financing arrangements and financial institutions may then have the right to accelerate their outstanding loans to us and terminate their arrangements and their obligation to advance funds to us in the future. In addition, we may not be able to secure a replacement manager on favorable terms, if at all. Thus, compliance with the requirements of the Investment Company Act imposes significant limits on our operations, and our failure to comply with those requirements would likely have a material adverse effect on us.

Rapid changes in the market value or income potential of our assets may make it more difficult for us to maintain our qualification as a REIT or our exclusion or exemption from regulation under the Investment Company Act.

If the market value or income potential of our assets declines, we may need to acquire additional assets and/or liquidate certain types of assets in order to maintain our REIT qualification or our exclusion or exemption from the Investment Company Act. If the decline in the market value and/or income of our assets occurs quickly, this may be especially difficult to accomplish. This difficulty may be exacerbated by the illiquid nature of the assets that we may own. We may have to make investment decisions that we otherwise would not make absent the REIT qualification and Investment Company Act considerations, which could materially and adversely affect us.

Failure to obtain, maintain or renew required licenses and authorizations necessary to operate our mortgage-related activities may materially and adversely affect us.

We and our Manager are required to obtain, maintain or renew certain licenses and authorizations (including "doing business" authorizations and licenses to act as a commercial mortgage lender) from U.S. federal or state governmental authorities, government sponsored entities or similar bodies in connection with some or all of our mortgage-related activities. There is no assurance that we or our Manager will be able to obtain, maintain or renew any or all of the licenses and authorizations that we require or that we or our Manager will avoid experiencing significant delays in connection therewith. The failure of our company or our Manager to obtain, maintain or renew licenses will restrict our options and ability to engage in desired activities, and could subject us to fines, suspensions, terminations and various other adverse actions if it is determined that we or our Manager have engaged without the requisite licenses or authorizations in activities that required a license or authorization, which could have a material adverse effect on us.

Changes in laws or regulations governing our operations or those of our competitors, or changes in the interpretation thereof, or newly enacted laws or regulations, could result in increased competition for our target assets, require changes to our business practices and collectively could adversely impact our revenues and impose additional costs on us, which could materially and adversely affect us.

The laws and regulations governing our operations or those of our competitors, as well as their interpretation, may change from time to time, and new laws and regulations may be enacted. We may be required to adopt or suspend certain business practices as a result of any changes, which could impose additional costs on us, which could materially and adversely affect us. Furthermore, if "regulatory capital" or "capital adequacy" requirements—whether under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), Basel III, or other regulatory action—are further strengthened or expanded with respect to lenders that provide us with debt financing, or were to be imposed on us directly, they or we may be required to limit, or increase the cost of, financing they provide to us or that we provide to others. Among other things, this could potentially increase our financing costs, reduce our ability to originate or acquire loans and other investments and reduce our liquidity or require us to sell assets at an inopportune time or unfavorable price.

In addition, various laws and regulations currently exist that restrict the investment activities of banks and certain other financial institutions but do not apply to us, which we believe creates opportunities for us to originate loans and participate in certain other investments that are not available or attractive to these more regulated institutions. However, proposals for legislation that would change how the financial services industry is regulated are continually being introduced in the U.S. Congress and in state legislatures. Federal financial regulatory agencies may adopt regulations and amendments intended to effect regulatory reforms including reforms to certain Dodd-Frank-related regulations. Changes in the regulatory and business landscape as a result of the Dodd-Frank Act and as a result of other current or future legislation and regulation may decrease the restrictions on banks and other financial institutions and allow them to compete with us for investment opportunities that were previously not available or attractive to, or otherwise pursued by, them, which could have a material adverse impact on us. See "—Risks Related to Our Lending and Investment Activities—We operate in a competitive market for the origination and acquisition of attractive investment opportunities and competition may limit our ability to originate or acquire attractive investments in our target assets, which could have a material adverse effect on us."

Over the last several years, there also has been an increase in regulatory attention to the extension of credit outside of the traditional banking sector, raising the possibility that some portion of the non-bank financial sector will become subject to new regulation. While it cannot be known at this time whether any regulation will be implemented or what form it may take, increased regulation of non-bank lending could negatively impact our results of operations, cash flows or financial condition, impose additional costs on us, intensify the regulatory supervision of us or otherwise materially and adversely affect us.

In addition, the Iran Threat Reduction and Syria Human Rights Act of 2012 (the "ITRA") expands the scope of U.S. sanctions against Iran and Syria. In particular, Section 219 of the ITRA amended the Exchange Act to require companies subject to SEC reporting obligations under Section 13 of the Exchange Act to disclose in their periodic reports specified dealings or transactions involving Iran or other individuals and entities targeted by certain sanctions promulgated by the Office of Foreign Assets Control of the U.S. Treasury Department engaged in by the reporting company or any of its affiliates during the period covered by the relevant periodic report. These companies are required to separately file with the SEC a notice that such activities have been disclosed in the relevant periodic reports, and the SEC is required to post this notice of disclosure on its website and send the report to the U.S. President and certain U.S. Congressional committees. The U.S. President thereafter is required to initiate an investigation and, within 180 days of initiating such an investigation with respect to certain disclosed activities, to determine whether sanctions should be imposed. Disclosure of such activity, even if such activity is not subject to sanctions under applicable law, and any sanctions actually imposed on us or our affiliates as a result of these activities, could harm our reputation and have a negative impact on our business.

Actions of the U.S. government, including the U.S. Congress, Federal Reserve Board, U.S. Treasury Department and other governmental and regulatory bodies, designed to stabilize or reform the financial markets, or market response to those actions, may not achieve the intended effect and could materially and adversely affect us.

In July 2010, the Dodd-Frank Act was signed into law, which imposes significant investment restrictions and capital requirements on banking entities and other organizations that are significant to U.S. financial stability. For instance, the so-called "Volcker Rule" provisions of the Dodd-Frank Act impose significant restrictions on the proprietary trading activities of banking entities and on their ability to sponsor or invest in private equity and hedge funds. It also subjects nonbank financial companies that have been designated as "systemically important" by the Financial Stability Oversight Council to increased capital requirements and quantitative limits for engaging in such activities, as well as consolidated supervision by the Federal Reserve Board. The Dodd-Frank Act also seeks to reform the asset-backed securitization market (including the mortgage-backed securities market) by requiring the retention of a portion of the credit risk inherent in the pool of securitized assets and by imposing additional registration and disclosure requirements. In October 2014, five U.S. federal banking and housing agencies and the SEC issued final credit risk retention rules, which generally require sponsors of asset-backed securities to retain at least 5% of the credit risk relating to the assets that underlie such asset-backed securities. These rules, which generally became effective in 2016 with respect to new securitization transactions backed by mortgage loans other than residential mortgage loans, could restrict credit availability and could negatively affect the terms and availability of credit to fund our investments. See "—Risks Related to Our Financing—We have utilized and may in the future utilize non-recourse securitizations to finance our investments, which may expose us to risks that could result in losses." The Dodd-Frank Act's extensive requirements may have a significant effect on the financial markets and may affect the availability or terms of financing from our lender counterparties and the availability or terms of mortgage-backed securities, which may, in turn, have a material adverse effect on us.

On December 16, 2015, the U.S. Commodity Futures Trading Commission (the "CFTC") published a final rule governing margin requirements for uncleared swaps entered into by registered swap dealers and major swap participants who are not supervised by the Federal Reserve Board, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Farm Credit Administration and the Federal Housing Finance Agency (collectively, the "Prudential Regulators"), referred to as "covered swap entities", and such rule was amended on November 19, 2018. The final rule generally requires covered swap entities, subject to certain thresholds and exemptions, to collect and post margin in respect of uncleared swap transactions with other covered swap entities and financial end-users. In particular, the final rule requires covered swap entities and financial end-users having "material swaps exposure," defined as an average aggregate daily notional amount of uncleared swaps exceeding a certain specified amount, to collect and/or post (as applicable) a minimum amount of "initial margin" in respect of each uncleared swap; the specified amounts for material swaps exposure differ subject to a phase-in schedule, when the average aggregate daily notional amount will thenceforth be

$8.0 billion as calculated from June, July and August of the previous calendar year. Following the CFTC's publication of a final rule in November 2020 which extended the last implementation phase of the initial margin requirements for uncleared swaps these requirements ultimately took effect on September 1, 2022. In addition, the final rule requires covered swap entities entering into uncleared swaps with other covered swap entities or financial-end users, regardless of swaps exposure, to post and/or collect (as applicable) "variation margin" in reflection of changes in the mark-to-market value of an uncleared swap since the swap was executed or the last time such margin was exchanged. The CFTC final rule is broadly consistent with a similar rule requiring the exchange of initial and variation margin adopted by the Prudential Regulators in October 2015, as amended, which apply to registered swap dealers, major swap participants, security-based swap dealers and major security-based swap participants that are supervised by one or more of the Prudential Regulators. These rules on margin requirements for uncleared swaps could adversely affect our business, including our ability to enter such swaps or our available liquidity.

The current regulatory environment may be impacted by future legislative developments, such as amendments to key provisions of the Dodd-Frank Act, including provisions setting forth capital and risk retention requirements. Financial services regulation, including regulations applicable to us, has increased significantly in recent years, and may in the future be subject to further enhanced governmental scrutiny and/or increased regulation. Although we cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, changes to legal rules and regulations, or interpretation or enforcement of them, could have a negative effect on our business.

We depend on our Manager to develop appropriate systems and procedures to control operational risk.

We depend on our Manager and its affiliates to develop the appropriate systems and procedures to control operational risk. Operational risks arising from mistakes made in the confirmation or settlement of transactions, from transactions not being properly booked, evaluated or accounted for or other similar disruption in our operations may cause us to suffer financial losses, the disruption of our business, liability to third parties, regulatory intervention or damage to our reputation. We rely heavily on our Manager's financial, accounting and other data processing systems. The ability of our systems to accommodate transactions could also constrain our ability to properly manage our portfolio. Generally, our Manager will not be liable for losses incurred due to the occurrence of any such errors.

Operational risks, including the risks of cyberattacks, may disrupt our businesses, result in losses or limit our growth.

We rely heavily on TPG's financial, accounting, communications and other data processing systems. Such systems may fail to operate properly or become disabled as a result of tampering or a breach of the network security systems or otherwise. In addition, such systems are from time to time subject to cyberattacks, which are continually evolving and may increase in sophistication and frequency in the future. Attacks on TPG and its affiliates and their portfolio companies' and service providers' systems could involve attacks that are intended to obtain unauthorized access to our proprietary information or personal identifying information of our stockholders, destroy data or disable, degrade or sabotage the TPG systems on which we rely, or divert or otherwise steal funds, including through the introduction of "phishing" attempts and other forms of social engineering, computer viruses and other malicious code.

Cybersecurity incidents and cyber-attacks, denial of service attacks, ransomware attacks, and social engineering attempts (including business email compromise attacks) have been occurring globally at a more frequent and severe level and will likely continue to increase in frequency in the future (including as a consequence of the COVID-19 pandemic and the increased frequency of virtual working arrangements). There have been a number of recent highly publicized cases involving the dissemination, theft and destruction of corporate information or other assets, as a result of a failure to follow procedures by employees or contractors or as a result of actions by a variety of third parties, including nation state actors and terrorist or criminal organizations. TPG, we and our service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions, and their operations rely on the secure access to, and processing, storage and transmission of confidential and other information in their systems and those of their respective third-party service providers. These information, technology and communications systems are subject to a number of different threats or risks that could adversely affect TPG or us. For example, the information and technology systems of TPG, its portfolio entities and other related parties, such as service providers, may be vulnerable to damage or interruption from cybersecurity breaches, computer viruses or other malicious code, network failures, computer and telecommunication failures, infiltration by unauthorized persons and other security breaches, usage errors by their respective professionals or service providers, power, communications or other service outages and catastrophic events such as fires, tornadoes, floods, hurricanes and earthquakes. Cyberattacks and other security threats could originate from a wide variety of sources, including cyber criminals, nation state hackers, hacktivists and other outside parties. Cyberattacks and other security threats could also originate from the malicious or accidental acts of insiders. There has been an increase in the frequency and sophistication of the cyber and security threats TPG faces, with attacks ranging from those common to businesses generally to those that are more advanced and persistent, which may target TPG because TPG holds a significant amount of confidential and sensitive information about its and our investors, its portfolio companies and its and our potential investments. As a result, we and TPG may face a heightened risk of a security breach or disruption with respect to this information. If successful, these types of attacks on TPG's network or other systems could have a material adverse effect on our business and results of operations, due to, among other things, the loss of investor or proprietary data, interruptions or delays in the operation of our business and damage to our or TPG's reputation. There can be no assurance that measures that TPG takes to ensure the integrity of its systems will provide protection, especially because cyberattack techniques change frequently, may persist undetected over extended periods of time, and may not be mitigated in a timely manner to prevent or minimize the impact of an attack on TPG or its affiliates.

If unauthorized parties gain access to such information and technology systems, they may be able to steal, publish, delete or modify private and sensitive information, including nonpublic personal information related to stockholders (and their beneficial owners) and material nonpublic information. Although TPG has implemented, and its portfolio entities and service providers may implement, various measures to manage risks relating to these types of events, such systems could prove to be inadequate and, if compromised, could become inoperable for extended periods of time, cease to function properly or fail to adequately secure private information. There also have been several publicized cases of ransomware where hackers have requested ransom payments in exchange for not disclosing client or customer information or restoring access to information technology or communications systems. Although TPG has processes to oversee and identify material risks associated with the use of third party service providers, TPG does not control the cybersecurity plans and systems put in place by third party service providers, and such third party service providers may have limited indemnification obligations to TPG, its portfolio entities and us, each of which could be negatively impacted as a result. Breaches such as those involving covertly introduced malware, impersonation of authorized users and industrial or other espionage may not be identified even with sophisticated prevention and detection systems, potentially resulting in further harm and preventing them from being addressed appropriately.

The failure of these systems or of disaster recovery plans for any reason could cause significant interruptions in TPG's, its affiliates', their portfolio entities' or our operations and result in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to stockholders, material nonpublic information and the intellectual property and trade secrets and other sensitive information in the possession of TPG and its portfolio entities. We, TPG or a portfolio entity could be required to make a significant investment to remedy the effects of any such failures, harm to our or their reputations, legal claims that we or they and their respective affiliates may be subjected to, regulatory action or enforcement arising out of applicable privacy and other laws, adverse publicity and other events that may affect our and their businesses and financial performance.

Even if we or TPG are not targeted directly, cyberattacks on the U.S. and foreign governments, financial markets, financial institutions, or other businesses, including borrowers, vendors, software creators, cybersecurity service providers, and other third parties with whom we or TPG do business, may occur, and such events could disrupt our or TPG's normal business operations and networks in the future.

In addition, we and TPG operate in businesses that are highly dependent on information systems and technology. The costs related to cyber or other security threats or disruptions may not be fully insured or indemnified by other means. In addition, cybersecurity has become a top priority for regulators around the world. The SEC recently adopted amendments to its rules related to cybersecurity risk management, strategy, governance, and incident reporting, and many jurisdictions in which we and TPG operate have, or are considering adopting, laws and regulations relating to data privacy, cybersecurity and protection of personal information, including the General Data Protection Regulation in the European Union that went into effect in May 2018 and the California Consumer Privacy Act that became effective on January 1, 2020. Virginia, Colorado, Utah and Connecticut recently enacted similar data privacy legislation. Some jurisdictions have also enacted or proposed laws requiring companies to notify individuals and government agencies of data security breaches involving certain types of personal data.

Breaches in security, whether malicious in nature or through inadvertent transmittal or other loss of data, could potentially jeopardize our or TPG's, its employees', or our investors' or counterparties' confidential, proprietary and other information processed and stored in, and transmitted through, TPG's computer systems and networks, or otherwise cause interruptions or malfunctions in our or TPG's, its employees', or our investors', our counterparties' or third parties' operations, which could result in significant losses, increased costs, disruption of our business, liability to our investors and other counterparties, regulatory intervention or reputational damage. Furthermore, if we or TPG fail to comply with the relevant laws and regulations or fail to provide the appropriate regulatory or other notifications of a breach in a timely manner, it could result in regulatory investigations and penalties, which could lead to negative publicity and reputational harm and may cause our investors or investors in the TPG Funds and TPG clients to lose confidence in the effectiveness of our or TPG's security measures.

Finally, most of the personnel of TPG provided to our Manager are located in TPG's New York City and Fort Worth offices, and we depend on continued access to this office for the continued operation of our business. A disaster or a disruption in the infrastructure that supports our business, including a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or directly affecting our headquarters, could have a material adverse impact on our ability to continue to operate our business without interruption. TPG's disaster recovery program may not be sufficient to mitigate the harm that may result from such a disaster or disruption. In addition, insurance and other safeguards might only partially reimburse us for our losses, if at all.

We depend on Situs Asset Management, LLC ("SitusAMC") for asset management services. We may not find a suitable replacement for SitusAMC if our agreement with SitusAMC is terminated, or if key personnel cease to be employed by SitusAMC or otherwise become unavailable to us.

We are party to an agreement with SitusAMC pursuant to which SitusAMC provides us with dedicated asset management employees for performing asset management services pursuant to our proprietary guidelines. Our ability to monitor the performance of our investments will depend to a significant extent upon the efforts, experience, diligence and skill of SitusAMC and its employees.

In addition, we can offer no assurance that SitusAMC will continue to be able to provide us with dedicated asset management employees for performing asset management services for us. Any interruption or deterioration in the performance of SitusAMC or failures of SitusAMC's information systems and technology could impair the quality of our operations and could affect our reputation and hence materially and adversely affect us. If our agreement with SitusAMC is terminated and no suitable replacement is found to manage our portfolio, we may not be able to monitor the performance of our investments. Furthermore, we may incur certain costs in connection with a termination of our agreement with SitusAMC.

Accounting rules for certain of our transactions are highly complex and involve significant judgment and assumptions. Changes in accounting interpretations or assumptions could impact our ability to timely prepare consolidated historical financial statements, which could materially and adversely affect us.

Accounting rules for transfers of financial assets, consolidation of variable interest entities, allowance for loan losses, valuation of assets and liabilities, and other aspects of our operations are highly complex and involve significant judgment and assumptions. These complexities could lead to a delay in preparation of financial information and the delivery of this information to our stockholders. Changes in accounting interpretations or assumptions could impact our consolidated historical financial statements and our ability to timely prepare our consolidated historical financial statements. Our inability to timely prepare our consolidated historical financial statements in the future could materially and adversely affect us.

Risks Related to our REIT Status and Certain Other Tax Items

If we fail to remain qualified as a REIT, we will be subject to tax as a C corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to our stockholders.

We currently intend to operate in a manner that will allow us to continue to qualify as a REIT for U.S. federal income tax purposes. We have not requested nor obtained a ruling from the IRS as to our REIT qualification. Our continued qualification as a REIT depends on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair values of our investments, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT annual income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis. Moreover, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT qualification requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in subsidiaries or in securities of other issuers will not cause a violation of the REIT requirements.

If we were to fail to qualify as a REIT in any taxable year, we would be subject to U.S. federal income tax and applicable state and local taxes on our taxable income at regular corporate rates, and distributions made to our stockholders would not be deductible by us in computing our taxable income. Any resulting corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our stockholders, which in turn could materially and adversely affect us and the value of our common stock. Unless we were entitled to relief under certain Internal Revenue Code provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year in which we failed to qualify as a REIT.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to income from "qualified dividends" payable to domestic stockholders that are taxed at individual rates is currently 20%, plus the 3.8% surtax on net investment income, if applicable. Dividends payable by REITs, however, are generally not eligible for the reduced rates on qualified individual income. Rather, REIT dividends constitute "qualified business income" (to the extent the income is classified as ordinary income) and thus a 20% deduction is available to individual taxpayers with respect to such dividends. To qualify for this deduction, the U.S. stockholder receiving such dividends must hold the dividend-paying REIT stock for at least 46 days (taking into account certain special holding period rules) of the 91-day period beginning 45 days before the stock becomes ex-dividend and cannot be under an obligation to make related payments with respect to a position in substantially similar or related property. The 20% deduction results in a 29.6% maximum U.S. federal tax rate (plus the 3.8% surtax on net investment income, if applicable) for individual U.S. stockholders. Without further legislative action, the 20% deduction applicable to REIT dividends will expire on January 1, 2026. The more favorable rates applicable to regular corporate qualified dividends could cause investors who are taxed at individual rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock.

Compliance with the REIT requirements may hinder our ability to grow, which could materially and adversely affect us.

We generally must distribute annually at least 90% of our REIT taxable income, subject to certain adjustments and excluding any net capital gain, in order to qualify as a REIT for U.S. federal income tax purposes. To the extent that we satisfy this distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws. We intend to continue to make distributions to our stockholders to comply with the REIT requirements of the Internal Revenue Code.

From time to time, we may generate taxable income greater than our income for financial reporting purposes prepared in accordance with GAAP, or differences in timing between the recognition of taxable income and the actual receipt of cash may occur, which in each case would increase the amount we are required to distribute to shareholders without corresponding receipt of cash. For example, we may be required to accrue income from mortgage loans, CRE debt securities and other types of debt investments or interests in debt investments before we receive any payments of interest or principal on such assets. We may also acquire distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt are "significant modifications" under the applicable U.S. Treasury Regulations, the modified debt may be considered to have been reissued to us at a gain in a debt-for-debt exchange with the borrower, with gain recognized by us to the extent that the principal amount of the modified debt exceeds our cost of purchasing it prior to modification. Moreover, we generally are required to take certain amounts into income no later than the time such amounts are reflected on certain financial statements. The application of this rule may require the accrual of income with respect to our debt instruments, such as original issue discount or market discount, earlier than would be the case under the general tax rules, which could increase our "phantom income" and REIT distribution requirement.

We may also be required under the terms of indebtedness that we incur to use cash received from interest payments to make principal payments on that indebtedness, with the effect of recognizing income and increasing our REIT distribution requirement but not having a corresponding amount of cash available for distribution to our stockholders.

As a result, we may find it difficult or impossible to meet the REIT distribution requirements from our ordinary operations in certain circumstances. In particular, where we experience differences in timing between the recognition of taxable income and the actual receipt of cash, the requirement to distribute a substantial portion of our taxable income could cause us to do any of the following in order to comply with the REIT requirements: (i) sell assets in adverse market conditions, (ii) raise funds on unfavorable terms, (iii) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt or (iv) make a taxable distribution of shares of our common stock, as part of a distribution in which stockholders may elect to receive shares (subject to a limit measured as a percentage of the total distribution). These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may hinder our ability to grow, which could materially and adversely affect us.

We may choose to make distributions to our stockholders in our own common stock, in which case our stockholders could be required to pay income taxes in excess of the cash dividends they receive.

We may in the future distribute taxable dividends that are payable in cash and shares of our common stock at the election of each stockholder. Taxable stockholders receiving such distributions will be required to include the full amount of the distribution as ordinary income to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, stockholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the stock that it receives as a dividend in order to pay this tax, the sale proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our common stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we or the applicable withholding agent may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in common stock. In addition, if a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common stock.

The IRS has issued Revenue Procedure 2017-45 authorizing elective cash/stock dividends to be made by publicly offered REITs (i.e., REITs that are required to file annual and periodic reports with the SEC under the Exchange Act). Pursuant to Revenue Procedure 2017-45, the IRS will treat the distribution of stock pursuant to an elective cash/stock dividend as a distribution of property under Section 301 of the Internal Revenue Code (i.e., a dividend), as long as at least 20% of the total dividend is available in cash and certain other parameters detailed in the Revenue Procedure are satisfied. This threshold has been temporarily reduced in the past, and may be reduced in the future, by IRS guidance. Although we have no current intention of paying dividends in our own common stock, if in the future we choose to pay dividends in our own common stock, our stockholders may be required to pay tax in excess of the cash that they receive.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow, which could materially and adversely affect us.

Even if we remain qualified for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes, such as mortgage recording taxes. In addition, in order to continue to meet the REIT qualification requirements, prevent the recognition of certain types of non-cash income or to avert the imposition of a 100% tax that applies to certain gains derived by a REIT from dealer property or inventory, we may hold a significant amount of our investments through TRSs or other subsidiary corporations that will be subject to corporate-level income tax at regular rates. In addition, if a TRS borrows funds either from us or a third party, it may be unable to deduct all or a portion of the interest paid, resulting in a higher corporate-level tax liability. Specifically, deductions for business interest expense (even if paid to third parties) are limited to the sum of a taxpayer's business interest income and 30% of the adjusted taxable income of the business, which is its taxable income computed without regard to business interest income or expense, net operating losses or the pass-through income deduction. The TRS rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis. Any of these taxes would reduce our cash flow, which could materially and adversely affect us.

Complying with REIT requirements may cause us to forego otherwise attractive investment opportunities.

To continue to qualify as a REIT for U.S. federal income tax purposes, we must satisfy ongoing tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts that we distribute to our stockholders and the ownership of our stock. We may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution, and may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source-of-income or asset-diversification requirements for qualifying as a REIT. In addition, in certain cases, the modification of a debt instrument could result in the conversion of the instrument from a qualifying real estate asset to a wholly or partially non-qualifying asset that must be contributed to a TRS or disposed of in order for us to maintain our REIT status. Compliance with the source-of-income requirements may also limit our ability to acquire debt instruments at a discount from their face amount. Thus, compliance with the REIT requirements may cause us to forego or, in certain cases, to maintain ownership of, otherwise attractive investment opportunities.

Complying with REIT requirements may force us to liquidate or restructure otherwise attractive investments.

To continue to qualify as a REIT, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and certain kinds of CRE debt securities. The remainder of our investments in securities (other than government securities, securities of TRSs and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities, securities of TRSs and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total securities can be represented by securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate or restructure otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

We may be required to report taxable income from certain investments in excess of the economic income we ultimately realize from them.

We may acquire debt instruments in the secondary market for less than their face amount. The discount at which such debt instruments are acquired may reflect doubts about their ultimate collectability rather than current market interest rates. The amount of such discount will nevertheless generally be treated as "market discount" for U.S. federal income tax purposes. Accrued market discount is generally reported as income when, and to the extent that, any payment of principal of the debt instrument is made. Payments on commercial mortgage loans are ordinarily made monthly, and consequently accrued market discount may have to be included in income each month as if the debt instrument were assured of ultimately being collected in full. If we collect less on the debt instrument than our purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deductions. In addition, we may acquire distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt are "significant modifications" under applicable U.S. Treasury Regulations, the modified debt may be considered to have been reissued to us at a gain in a debt-for-debt exchange with the borrower. In that event, we may be required to recognize taxable gain to the extent the principal amount of the modified debt exceeds our adjusted tax basis in the unmodified debt, even if the value of the debt or the payment expectations have not changed.

Moreover, for CRE debt securities that we may in the future acquire, some may be issued with original issue discount. We will be required to report such original issue discount based on a constant yield method and will be taxed based on the assumption that all future projected payments due on such CRE debt securities will be made. If such CRE debt securities turn out not to be fully collectible, an offsetting loss deduction will become available only in the later year that uncollectibility is probable.

Additionally, we generally are required to take certain amounts in income no later than the time such amounts are reflected on certain financial statements. The application of this rule may require the accrual of income with respect to our debt instruments, such as original issue discount or market discount, earlier than would be the case under the general tax rules, which could increase our "phantom income."

Finally, in the event that any debt instruments or CRE debt securities acquired by us are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income as it accrues, despite doubt as to its ultimate collectability. In each case, while we would in general ultimately have an offsetting loss deduction available to us when such interest was determined to be uncollectible, the utility of that deduction could depend on our having taxable income in that later year or thereafter.

The "taxable mortgage pool" rules may increase the taxes that we or our stockholders may incur, and may limit the manner in which we effect future securitizations.

Our securitizations have, and could in the future, result in the creation of taxable mortgage pools ("TMPs"), for U.S. federal income tax purposes. As a REIT, so long as we own (or a subsidiary REIT of ours owns) 100% of the equity interests in a TMP, we generally will not be adversely affected by the characterization of the securitization as a TMP. A subsidiary REIT of ours currently owns 100% of the equity interests in each TMP created by our securitizations. To the extent that we (as opposed to our subsidiary REIT) own equity interests in a TMP, certain categories of stockholders, however, such as foreign stockholders eligible for treaty or other benefits, stockholders with net operating losses, and certain tax-exempt stockholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from us that is attributable to the TMP. In addition, in such a case, to the extent that our common stock is owned by tax-exempt "disqualified organizations," such as certain government-related entities and charitable remainder trusts that are not subject to tax on unrelated business income, we may incur a corporate level tax on a portion of our income from the TMP. In that case, we may reduce the amount of our distributions to any disqualified organization whose stock ownership gave rise to the tax. While we believe that we have structured our securitizations such that the above taxes would not apply to our stockholders with respect to TMPs held by our subsidiary REIT, our subsidiary REIT is in part owned by a TRS of ours, which will pay corporate level tax on any dividends it may receive from the subsidiary REIT.

Moreover, we are precluded from selling equity interests in our securitizations to outside investors, or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for U.S. federal income tax purposes. These limitations may prevent us from using certain techniques to maximize our returns from securitization transactions.

The tax on prohibited transactions limits our ability to engage in transactions, including certain methods of securitizing mortgage loans, which would be treated as sales for U.S. federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% U.S. federal income tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we were to dispose of or securitize loans in a manner that was treated as a sale of the loans for U.S. federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans at the REIT level, and may limit the structures we utilize for our securitization transactions, even though the sales or structures might otherwise be beneficial to us.

Our investments in construction loans will require us to make estimates about the fair value of land improvements that may be challenged by the IRS.

We have invested and may in the future invest in construction loans, the interest from which will be qualifying income for purposes of the REIT income tests, provided that the loan value of the real property securing the construction loan is equal to or greater than the highest outstanding principal amount of the construction loan during any taxable year. For purposes of construction loans, the loan value of the real property is the fair value of the land plus the reasonably estimated cost of the improvements or developments (other than personal property) that will secure the loan and that are to be constructed from the proceeds of the loan. There can be no assurance that the IRS would not challenge our estimate of the loan value of the real property.

The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to continue to qualify as a REIT.

We have invested and will continue to invest in mezzanine loans, for which the IRS has provided a safe harbor but not rules of substantive law. Pursuant to the safe harbor, if a mezzanine loan meets certain requirements, it will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. Certain of our mezzanine loans may not meet all of the requirements of this safe harbor. In the event we own a mezzanine loan that does not meet the safe harbor, the IRS could challenge such loan's treatment as a real estate asset for purposes of the REIT asset and income tests and, if such a challenge were sustained, we could fail to qualify as a REIT.

The failure of assets subject to secured credit agreements to qualify as real estate assets could adversely affect our ability to continue to qualify as a REIT.

We have entered into secured credit agreements and may in the future enter into additional secured credit facilities pursuant to which we would agree, from time to time, to nominally sell certain of our assets to a counterparty and repurchase these assets at a later date in exchange for a purchase price. Economically, repurchase transactions are financings which are secured by the assets sold pursuant thereto. We believe that we would be treated for REIT asset and income test purposes as the owner of the assets that are the subject of any such repurchase transaction notwithstanding that such agreement may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we did not own the assets during the term of the repurchase transaction, in which case we could fail to continue to qualify as a REIT.

Liquidation of assets may jeopardize our REIT qualification or create additional tax liability for us.

To continue to qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% U.S. federal income tax on any resultant gain if we sell assets in transactions that are treated as prohibited transactions.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Internal Revenue Code substantially limit our ability to hedge our assets and liabilities. Any income from a properly identified hedging transaction we enter into either (i) to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets, (ii) to manage risk of currency fluctuations with respect to items of income that qualify for purposes of the REIT 75% or 95% gross income tests or assets that generate such income, or (iii) to hedge another instrument that hedges risks described in clause (i) or (ii) for a period following the extinguishment of the liability or the disposition of the asset that was previously hedged by the instrument, and, in each case, such instrument is properly identified under applicable U.S. Treasury Regulations, does not constitute "gross income" for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we intend to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in a TRS will generally not provide any tax benefit, except for being carried forward against future taxable income in such TRS.

If our subsidiary REIT failed to qualify as a REIT, we could be subject to higher taxes and could fail to remain qualified as a REIT.

We indirectly (through disregarded subsidiaries and a TRS) own 100% of the common shares of a subsidiary that has elected to be taxed as a REIT for U.S. federal income tax purposes. Our subsidiary REIT is subject to the various REIT qualification requirements and other limitations described herein that are applicable to us. If our subsidiary REIT were to fail to qualify as a REIT, then (i) such subsidiary REIT would become subject to U.S. federal income tax and applicable state and local taxes on its taxable income at regular corporate rates and (ii) our ownership of shares in such subsidiary REIT would cease to be a qualifying asset for purposes of the asset tests applicable to REITs. If our subsidiary REIT were to fail to qualify as a REIT, it is possible that we would fail certain of the asset tests applicable to REITs, in which event we would fail to qualify as a REIT unless we could avail ourselves of certain relief provisions. We have made annual "protective" TRS elections with respect to our subsidiary REIT and may implement other protective arrangements intended to avoid such an outcome if our subsidiary REIT were not to qualify as a REIT, but there can be no assurance that such "protective" elections and other arrangements will be effective to avoid the resulting adverse consequences to us.

Moreover, even if the "protective" TRS elections were to be effective in the event of the failure of our subsidiary REIT to qualify as a REIT, such subsidiary REIT would be subject to U.S. federal income tax and applicable state and local taxes on its taxable income at regular corporate rates and we cannot assure you that we would not fail to satisfy the requirement that not more than 20% of the value of our total assets may be represented by the securities of one or more TRSs. In this event, we would fail to qualify as a REIT unless we or such subsidiary REIT could avail ourselves or itself of certain relief provisions.

Qualifying as a REIT involves highly technical and complex provisions of the Internal Revenue Code.

Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Our continued qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. In addition, our ability to satisfy the requirements to continue to qualify as a REIT depends in part on the actions of third parties over which we have no control or only limited influence, including in cases where we own an equity interest in an entity that is classified as a partnership for U.S. federal income tax purposes.

New legislation or administrative or judicial action, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to remain qualified as a REIT or have other adverse effects on us.

The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time, which could affect the U.S. federal income tax treatment of an investment in us. The U.S. federal income tax rules dealing with REITs are constantly under review by persons involved in the legislative process, the IRS and the U.S. Treasury Department, which results in statutory changes as well as frequent revisions to regulations and interpretations. Any such changes to the tax laws or interpretations thereof, with or without retroactive application, could materially and adversely affect our stockholders or us. We cannot predict how changes in the tax laws might affect our stockholders or us.

Stockholders are urged to consult with their tax advisors with respect to potential changes to the tax laws and any other regulatory or administrative developments and proposals and their potential effect on an investment in our common stock.

Risks Related to Our Common Stock

The market price for our common stock may fluctuate significantly.

Our common stock trades on the NYSE under the symbol "TRTX". The capital and credit markets have on occasion experienced periods of extreme volatility and disruption. The market price and liquidity of the market for shares of our common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. Accordingly, no assurance can be given as to the ability of our stockholders to sell their common stock or the price that our stockholders may obtain for their common stock. Some of the factors that could negatively affect the market price of our common stock include:

- our actual or projected operating results, financial condition, cash flows and liquidity, or changes in investment strategy or prospects;

- actual or perceived changes in the value of our investment portfolio;

- actual or perceived conflicts of interest with TPG, including our Manager, and the personnel of TPG provided to our Manager, including our executive officers, and TPG Funds;

- equity issuances by us, or share resales by our stockholders, or the perception that such issuances or resales may occur;

- loss of a major funding source or inability to obtain new favorable funding sources in the future;

- increases in market interest rates, which may lead investors to demand a higher distribution yield for our common stock and would result in increased interest expense on our debt;

- our financing strategy and leverage;

- actual or anticipated accounting problems;

- publication of research reports, including by short sellers, or speculation in the press or the investment community, about us or the commercial real estate industry;

- adverse market reaction to additional indebtedness we incur or securities we may issue in the future;

- additions to or departures of key personnel of TPG, including our Manager;

- changes in market valuations or operating performance of companies comparable to us;

- price and volume fluctuations in the overall stock market from time to time;

- short-selling pressure with respect to shares of our common stock or REITs generally;

- speculation in the press or investment community;

- any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;

- failure to maintain our REIT qualification or exclusion or exemption from Investment Company Act regulation or listing on the NYSE;

- changes in law, regulatory policies or tax guidelines, or interpretations thereof, particularly with respect to REITs;

- general market and economic conditions and trends, including inflationary concerns and the current state of the credit and capital markets; and

- the other factors described in this Item 1A - "Risk Factors."

As noted above, market factors unrelated to our performance could also negatively impact the market price of our common stock. One of the factors that investors may consider in deciding whether to buy or sell our common stock is our distribution yield, if any, as a percentage of our stock price relative to market interest rates. If market interest rates continue to increase, prospective investors may demand a higher distribution yield or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and conditions in the capital markets can affect the market price of our common stock.

Common stock eligible for future sale may have adverse effects on the market price of our common stock.

Prior to the completion of our initial public offering on July 25, 2017, we entered into a registration rights agreement with TPG Holdings III, L.P. and certain of our other stockholders. The registration rights agreement provides these stockholders with certain demand, shelf and piggyback registration rights. Pursuant to the registration rights agreement, each of the holders may make up to three requests that we register the resale of all or any part of such holder's registrable securities under the Securities Act at any time. The registration rights agreement also provides the holders with certain shelf registration rights. Accordingly, a holder may request that we file a shelf registration statement pursuant to Rule 415 under the Securities Act relating to the resale of the registrable securities held by such holder from time to time in accordance with the methods of distribution elected by such holder. In any demand or shelf registration, subject to certain exceptions, the other holders will have the right to participate in the registration on a pro rata basis, subject to certain conditions. By exercising these rights and selling a significant number of shares of our common stock, the market price of our common stock could decline significantly.

The registration rights agreement provides the holders with piggyback registration rights that require us to register the resale of shares of our common stock held by the holders in the event we register for sale, either for our own account or for the account of others, shares of our common stock in future offerings. The holders will be able to participate in such registration on a pro rata basis, subject to certain terms and conditions.

In May 2020, we issued warrants (the "Warrants") entitling the third-party holder, PE Holder, L.L.C., to purchase up to 12,000,000 shares of our common stock. The Warrants had an initial exercise price of $7.50 per share. The exercise price of the Warrants is subject to certain adjustments. Pursuant to the warrant agreement between the Company and PE Holder, L.L.C., and due to the Company's payment of non-qualifying dividends during the year ended December 31, 2023, the exercise price of the Warrants has been reduced to $6.89 per share. The Warrants are exercisable on a net-settlement basis and expire on May 28, 2025. The Company and PE Holder, L.L.C. have also entered into a registration rights agreement pursuant to which PE Holder, L.L.C. is entitled to customary registration rights with respect to the shares of our common stock for which the Warrants may be exercised. Exercise of the Warrants will dilute our then-existing stockholders' interests in us.

In addition, a substantial amount of our shares of common stock held by our stockholders prior to our initial public offering are eligible for resale subject to the requirements of Rule 144 under the Securities Act.

We have also filed a registration statement on Form S-8 registering the issuance of an aggregate of 4,600,463 shares of our common stock issuable under the TPG RE Finance Trust, Inc. 2017 Equity Incentive Plan (the "Incentive Plan"). The issuance of these shares and their subsequent sale could cause the market price of our common stock to decline.

We cannot predict the effect, if any, of future issuances or sales of our stock, or the availability of shares for future issuances or sales, on the market price of our common stock. Issuances or sales of substantial amounts of stock or the perception that such issuances or sales could occur may adversely affect the prevailing market price for our common stock.

We may issue shares of restricted stock and other equity-based awards under the Incentive Plan. Also, we may issue additional shares of our stock in public offerings or private placements to make new investments or for other general corporate purposes. We are not required to offer any such shares to existing stockholders on a preemptive basis. Therefore, it may not be possible for existing stockholders to participate in such future stock issuances, which may dilute the then existing stockholders' interests in us.

We have not established a minimum distribution payment level and we cannot assure you of our ability to pay distributions in the future.

We are generally required to distribute to our stockholders at least 90% of our REIT taxable income each year for us to maintain our qualification as a REIT under the Internal Revenue Code, which requirement we currently intend to satisfy through quarterly distributions of at least 90% of our REIT taxable income in such year, subject to certain adjustments. We have not established a minimum distribution payment level and our ability to make distributions may be adversely affected by a number of factors, including the risk factors described in this Form 10-K. Distributions to our stockholders, if any, will be authorized by our board of directors in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including our historical and projected results of operations, cash flows and financial condition, our financing covenants, maintenance of our REIT qualification, applicable provisions of the Maryland General Corporation Law (the "MGCL") and such other factors as our board of directors deems relevant.

We believe that a change in any one of the following factors could adversely affect our results of operations and cash flows and impair our ability to make distributions to our stockholders:

- our ability to make attractive investments;
- margin calls or other expenses that reduce our cash flows;
- defaults or prepayments in our investment portfolio or decreases in the value of our investment portfolio;
- the impact of changes in interest rates on our net interest income; and

- the fact that anticipated operating expense levels may not prove accurate, as actual results may vary from estimates.

We have in the past deferred the payment of our cash dividends and reduced the authorized amount of our cash dividends. No assurance can be given that we will be able to make distributions to our stockholders at any time in the future or that the level of any distributions we do make to our stockholders will achieve a market yield or increase or even be maintained over time, any of which could materially and adversely affect us.

In addition, distributions that we make to our stockholders will generally be taxable to our stockholders as ordinary income. However, a portion of our distributions may be designated by us as long-term capital gains to the extent that they are attributable to capital gain income recognized by us or may constitute a return of capital to the extent that they exceed our earnings and profits as determined for U.S. federal income tax purposes. A return of capital is not taxable but has the effect of reducing the basis of a stockholder's investment in our common stock.

Certain provisions of Maryland law could inhibit changes in control.

Certain provisions of the MGCL may have the effect of deterring a third party from making a proposal to acquire us or of inhibiting a change in control under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-prevailing market price of our common stock. Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (as defined in the statute) or an affiliate of such an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (2) two-thirds of the votes entitled to be cast by holders of shares of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has adopted a resolution exempting any business combination between us and any other person, provided that such business combination is first approved by our board of directors. In addition, our board of directors has specifically exempted PE Holder, L.L.C. (or any of its affiliates) (the "Purchase Parties") from the provisions of the business combination provisions of the MGCL, and such exemption may not be revoked, altered or repealed, in whole or in part, until such time as the Purchase Parties no longer own any shares of our stock.

The MGCL provides that holders of "control shares" of our company (defined as shares of voting stock that, if aggregated with all other shares of capital stock owned or controlled by the acquirer, would entitle the acquirer to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of issued and outstanding "control shares") have no voting rights except to the extent approved at a special meeting of stockholders by the affirmative vote of at least two-thirds of all of the votes entitled to be cast on the matter, excluding all votes cast by holders of interested shares. Our bylaws currently exempt any and all acquisitions by any person of shares of our stock from the control share provisions of the MGCL.

The "unsolicited takeover" provisions of the MGCL permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement takeover defenses, including a classified board structure, if we have a class of equity securities registered under the Exchange Act and at least three independent directors (both of which we currently have). These provisions may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of our company under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-current market price. Our charter contains a provision whereby we have elected to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our board of directors. Pursuant to this provision, any and all vacancies on our board of directors may be filled only by the affirmative vote of a majority of the directors remaining in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which such vacancy occurred and until a successor is duly elected and qualifies.

The authorized but unissued shares of our common stock and preferred stock may prevent a change in our control.

Our charter authorizes us to issue additional authorized but unissued shares of our common stock and preferred stock. In addition, a majority of our entire board of directors may, without stockholder approval, amend our charter to increase or decrease the aggregate number of shares of our capital stock or the number of shares of our capital stock of any class or series that we have authority to issue and classify or reclassify any unissued shares of our common stock or preferred stock and set the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption of the classified or reclassified shares. As a result, our board of directors may establish a class or series of common stock or preferred stock that could delay, defer or prevent a transaction or a change in control that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.

Ownership limitations may delay, defer or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

In order for us to maintain our qualification as a REIT under the Internal Revenue Code, not more than 50% of the value of the outstanding shares of our capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year. Our charter, with certain exceptions, authorizes our board of directors to take the actions that are necessary or appropriate to preserve our qualification as a REIT. Unless exempted by our board of directors, no person may own more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. Our board may grant an exemption prospectively or retroactively in its sole discretion, subject to such representations, covenants and undertakings as it may deem appropriate. These ownership limitations in our charter are standard in REIT charters and are intended to provide added assurance of compliance with the tax law requirements, and to reduce administrative burdens. However, these ownership limits might also delay, defer or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders or result in the transfer of shares acquired in excess of the ownership limits to a trust for the benefit of one or more charitable beneficiaries and, as a result, the forfeiture by the acquirer of the benefits of owning the additional shares.

Our charter contains provisions that make removal of our directors difficult, which makes it more difficult for our stockholders to effect changes to our management and may prevent a change in control of our company that is in the best interests of our stockholders.

Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock, a director may be removed from office at any time, but only for cause (as defined in our charter) and then only by the affirmative vote of at least two-thirds of all the votes of stockholders entitled to be cast generally in the election of directors. Vacancies on our board of directors may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any individual elected to fill such a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until his or her successor is duly elected and qualifies. These requirements make it more difficult for our stockholders to effect changes to our management by removing and replacing directors and may prevent a change in control of our company that is otherwise in the best interests of our stockholders.

Our charter contains provisions that limit the responsibilities of our directors and officers with respect to certain business opportunities.

Our charter provides that, if any director or officer of our company who is also a partner, advisory board member, director, officer, manager, member or shareholder of TPG or any of TPG's affiliates (any such director or officer, a "TPG Director/Officer") acquires knowledge of a potential business opportunity, we renounce, on our behalf and on behalf of our subsidiaries, any potential interest or expectation in, or right to be offered or to participate in, such business opportunity to the maximum extent permitted from time to time by Maryland law. Accordingly, to the maximum extent permitted from time to time by Maryland law, (1) no TPG Director/Officer is required to present, communicate or offer any business opportunity to us or any of our subsidiaries and (2) the TPG Director/Officer, on his or her own behalf or on behalf of TPG or any of TPG's affiliates, will have the right to hold and exploit any business opportunity, or to direct, recommend, offer, sell, assign or otherwise transfer such business opportunity to any person or entity other than us and our subsidiaries.

In addition, the taking by a TPG Director/Officer for himself or herself, or the offering or other transfer to another person or entity, of any potential business opportunity whether pursuant to our charter or otherwise, will not constitute or be construed or interpreted as (a) an act or omission of the TPG Director/Officer committed in bad faith or as the result of active or deliberate dishonesty or (b) receipt by the TPG Director/Officer of an improper benefit or profit in money, property, services or otherwise.

Accordingly, any TPG Director/Officer may hold and make use of any business opportunity or direct such opportunity to any person or entity other than us and our subsidiaries and, as a result, those business opportunities may not be available to us and our subsidiaries.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in your best interests.

Our charter eliminates the liability of our directors and officers to us and our stockholders for money damages to the maximum extent permitted under Maryland law. Under current Maryland law, our present and former directors and officers will not have any liability to us or our stockholders for money damages except for liability resulting from:

- actual receipt of an improper personal benefit or profit in money, property or services; or

- active and deliberate dishonesty by the director or executive officer that is established by a final judgment and is material to the cause of action adjudicated.

Our charter and bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

- any individual who is a present or former director or executive officer of our company and who is made, or threatened to be made, a party to, or witness in, the proceeding by reason of his or her service in that capacity; or

- any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, trustee, member, manager or partner of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party to, or witness in, the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us, with the approval of our board of directors, to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist absent the current provisions in our charter and bylaws or that might exist with other companies, which could limit your recourse in the event of actions not in your best interests.

We are a holding company with no direct operations and, as such, we rely on funds received from Holdco to pay liabilities and distributions to our stockholders, and the interests of our stockholders are structurally subordinated to all liabilities and any preferred equity of Holdco and its subsidiaries.

We are a holding company and conduct substantially all of our operations through Holdco. We do not have, apart from an interest in Holdco, any independent operations. As a result, we rely on distributions from Holdco to pay any dividends that our board of directors may authorize, and we may declare on shares of our stock. We also rely on distributions from Holdco to meet any of our obligations, including any tax liability on taxable income allocated to us from Holdco. In addition, because we are a holding company, your claims as stockholders are structurally subordinated to all existing and future liabilities (whether or not for borrowed money) and any preferred equity of Holdco and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets, and those of Holdco and its subsidiaries will be available to satisfy the claims of our stockholders only after all of Holdco's and its subsidiaries' liabilities and any preferred equity have been paid in full.

Investing in our common stock may involve a high degree of risk.

The investments that we make in accordance with our investment objectives may result in a high amount of risk when compared to alternative investment options and volatility or loss of principal. Our investments may be highly speculative and aggressive, and therefore an investment in our common stock may not be suitable for someone with lower risk tolerance.

General Risk Factors

A global economic slowdown, a recession or declines in real estate values could impair our investments and have a significant adverse effect on our business, financial condition and results of operations.

Geopolitical instability, including conflicts between Hamas and Israel and Russia and Ukraine, actual and potential shifts in U.S. and foreign trade, economic and other policies, and rising trade tensions between the United States and China, as well as other global events have significantly increased macroeconomic uncertainty at a global level. The current macroeconomic environment is characterized by inflation, supply chain challenges, labor shortages, high interest rates, foreign currency exchange volatility, volatility in global capital markets and growing recession risk. Market and economic disruptions have affected, and may in the future affect, consumer confidence levels and spending, personal bankruptcy rates, levels of incurrence and default on consumer debt and home prices, among other factors. We cannot assure you that market disruptions, including the increased cost of funding for certain governments and financial institutions, will not impact the global economy. The risks associated with our business are more severe during periods of economic slowdown or recession and if these periods are accompanied by declining real estate values, our business can be materially adversely affected.

Additionally, certain properties that secure a portion of our mortgage loan portfolio, such as those for offices, hospitality or residential tenants, could be especially vulnerable to various macroeconomic pressures. For example, in times of economic downturn, office tenants typically reduce their average occupancy as employment levels are reduced, lowering their need for office space. Similarly, consumer behavior related to discretionary spending and traveling, including demand for hotels, may be negatively impacted by the adverse changes in the perceived or actual economic climate, including higher unemployment rates, declines in income levels and loss of personal wealth resulting from macroeconomic pressures. Further, with increased employer flexibility and employee demand for work-from-home arrangements, current and prospective residents may be less likely to live in dense urban centers or multifamily housing and office tenants may further reduce their average occupancy of office space. Any negative macroeconomic impact on these types of properties specifically, or the economy generally, could have a material adverse effect on our future business, results of operations, financial condition and the value of our common stock.

Our investment model may be adversely affected by prolonged economic downturns or recessions where declining real estate values reduce the level of new mortgage and other real estate-related loan originations, since borrowers often use appreciation in the value of their existing properties to support the purchase or investment in additional properties. Further, declining real estate values may make it difficult for our borrowers to refinance our loans and significantly increase the likelihood that we will incur losses on our loans in the event of default because the value of our collateral may be insufficient to cover our loan amount.

The obligations associated with being a public company require significant resources and attention from our Manager's senior leadership team.

As a public company with listed equity securities, we are obligated to comply with certain laws, regulations and requirements, including the requirements of the Exchange Act, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), related regulations of the SEC and requirements of the NYSE. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business, financial condition, cash flows and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting and that our management and independent registered public accounting firm report annually on the effectiveness of our internal control over financial reporting.

These reporting and other obligations place significant demands on our Manager's senior leadership team, administrative, operational and accounting resources and cause us to incur significant expenses. We may need to upgrade our systems or create new systems, implement additional financial and other controls, reporting systems and procedures, and create or outsource an internal audit function. If we are unable to maintain these functions in an effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired.

If we fail to maintain an effective system of internal control, we may be unable to accurately determine our financial results or prevent fraud. As a result, our stockholders could lose confidence in our financial results, which could materially and adversely affect us.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We may in the future discover areas of our internal controls that need improvement. We cannot be certain that we will be successful in maintaining an effective system of internal control over our financial reporting and financial processes. Furthermore, as our business grows, our internal controls will become more complex, and we will require significantly more resources to ensure our internal controls remain effective. Additionally, the existence of any material weakness or significant deficiency would require our Manager to devote significant time and us to incur significant expense to remediate any such material weaknesses or significant deficiencies and our Manager may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause stockholders to lose confidence in our financial results, which could materially and adversely affect us.

Our business is subject to evolving corporate governance and public disclosure regulations and expectations, including with respect to ESG matters, that could expose us to numerous risks.

Recently, there has been growing concern from advocacy groups, government agencies and the general public on ESG matters and increasingly regulators, customers, investors, employees and other stakeholders are focusing on ESG matters and related disclosures. Such governmental, investor and societal attention to ESG matters, including expanding mandatory and voluntary reporting, diligence, and disclosure on topics such as climate change, human capital, labor and risk oversight, could expand the nature, scope, and complexity of matters that we are required to manage, assess and report.

We may choose to communicate certain initiatives, commitments and goals, regarding environmental matters, human capital management, responsible sourcing and social investments and other ESG-related matters in our SEC filings or in other disclosures. Any such current or future initiatives, commitments and/or goals are aspirational and there is no guarantee that all or any such initiative, commitment or goal will be achieved; they could be difficult and expensive to implement and we could be criticized for the accuracy, adequacy or completeness of the disclosure. Statements about our ESG-related initiatives, commitments and goals, and progress against those goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. In addition, we could be criticized for the scope or nature of such initiatives, commitments or goals, any failure or perceived failure to demonstrate progress towards such commitments and goals, or for any revisions to these commitments and goals. Further, as part of our ESG practices, we may rely from time to time on third-party data, services and methodologies and such services, data and methodologies could prove to be incomplete or inaccurate. If our or such third parties' ESG-related data, processes or reporting are incomplete or inaccurate, if we fail to achieve progress with respect to our ESG initiatives, commitments and goals on a timely basis, or at all, our reputation and business results could be adversely affected, particularly if in connection with any such matters we were to become exposed to potential "greenwashing" liability. Further, developing and implementing ESG initiatives, and collecting, measuring and reporting ESG-related information and metrics can be costly, difficult and time-consuming, and are subject to evolving reporting standards that lack harmonization on a global basis, all of which expose our business to additional risk.

Investors and other stakeholders have become more focused on understanding how companies address a variety of ESG factors. As they evaluate investment decisions, many investors look not only at company disclosures but also to ESG rating systems that have been developed by third parties to allow ESG comparisons among companies. The criteria used in these ratings systems may conflict and change frequently, and we cannot predict how these third parties will score us, nor can we have any assurance that they score us accurately or other companies accurately or that other companies have provided them with accurate data. If our ESG ratings, disclosures or practices do not meet the standards set by such investors or our stockholders, they may choose not to invest in our securities. Relatedly, we risk damage to our reputation, if we do not, or are perceived to not, act responsibly in a number of areas, such as greenhouse gas emissions, energy management, human rights, community relations, workforce health and safety, and business ethics and transparency. Adverse incidents with respect to ESG matters or negative ESG ratings or assessments by third-party ESG raters could impact the value of our brand, or the cost of our operations and relationships with investors, all of which could adversely affect our business and results of operations.

There is a growing regulatory interest across jurisdictions in improving transparency regarding the definition, measurement and disclosure of ESG factors in order to allow investors to validate and better understand sustainability claims, and we are subject to changing rules and regulations promulgated by a number of governmental and self-regulatory organizations, including the SEC, the NYSE and the FASB. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by Congress, making compliance more difficult and uncertain. Further, new and emerging regulatory initiatives in the U.S. related to climate change and ESG could adversely affect our business.

On March 21, 2022, the SEC issued a proposed rule regarding the enhancement and standardization of mandatory climate-related disclosures for investors. The proposed rule would mandate extensive disclosure of climate-related data, risks, and opportunities, including financial impacts, physical and transition risks, related governance and strategy and greenhouse gas emissions, for certain public companies. Although the ultimate date of effectiveness and the final form and substance of the proposed rule are not yet known and the ultimate scope and impact on our business is uncertain, compliance with the proposed rule, if finalized, may result in increased legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place strain on our Manager's personnel, systems and resources. In addition, in 2021 the SEC established an enforcement task force to look into ESG practices and disclosures by public companies and investment managers and has started to bring enforcement actions based on ESG disclosures not matching actual investment processes. At the state level, in 2023, California enacted legislation that will ultimately require certain companies that (i) do business in California to publicly disclose their Scopes 1, 2 and 3 greenhouse gas emissions, with third-party assurance of such data, and issue public reports on their climate-related financial risk and related mitigation measures and (ii) operate in California and make certain climate-related claims to provide enhanced disclosures around the achievement of such claims.

Growing interest on the part of investors and regulators in ESG factors and increased demand for, and scrutiny of, ESG-related disclosures, have also increased the risk that companies could be perceived as, or accused of, making inaccurate or misleading statements regarding their ESG efforts or initiatives, or greenwashing. Such perception or accusation could damage our reputation, result in litigation or regulatory actions and adversely impact our ability to raise capital. Relatedly, certain investors have also begun to use ESG data, third-party benchmarks and ESG ratings to allow them to monitor the ESG impact of their investments.

These changing rules, regulations and stakeholder expectations have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations. If we or our borrowers fail or are perceived to fail to comply with applicable rules, regulations and stakeholder expectations, it could negatively impact our reputation and our business results. Further, our business could become subject to additional regulations, penalties and/or risks of regulatory scrutiny and enforcement in the future. We cannot guarantee that our current ESG practices will meet future regulatory requirements, reporting frameworks or best practices, increasing the risk of related enforcement. Compliance with new requirements may lead to increased management burdens and costs. Generally, we expect investor demands and the prevailing legal environment to require us to devote additional resources to ESG matters in our review of prospective investments and management of existing investments, which could increase our expenses.

Social, political, and economic instability, unrest, and other circumstances beyond our control could adversely affect our business operations.

Our business may be adversely affected by social, political, and economic instability, unrest, or disruption, including protests, demonstrations, strikes, riots, civil disturbance, disobedience, insurrection and looting in geographic regions where the properties securing our investments are located. Such events may result in property damage and destruction and in restrictions, curfews, or other governmental actions that could give rise to significant changes in regional and global economic conditions and cycles, which may adversely affect our financial condition and operations.

There have been demonstrations and protests, some of which involved violence, looting, arson and property destruction, in cities throughout the U.S., as well as globally. While protests were peaceful in many locations, looting, vandalism and fires occurred in cities, which led to the imposition of mandatory curfews and, in some locations, deployment of the U.S. National Guard. Governmental actions taken to protect people and property, including curfews and restrictions on business operations, may disrupt operations, harm perceptions of personal well-being and increase the need for additional expenditures on security resources. The effect and duration of the demonstrations, protests or other factors is uncertain, and there may be further political or social unrest in the future or other events that could lead to further social, political and economic instability. If such events or disruptions persist for a prolonged period of time, our overall business and results of operations may be adversely affected.

Any or all of the foregoing could have a material adverse effect on our financial condition, results of operations and cash flows, or the market price of our common stock.

Future offerings of debt or equity securities, which would rank senior to our common stock, may adversely affect the market price of our common stock.

If we decide to issue debt or equity securities in the future, which would rank senior to our common stock, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. We and, indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or effect of our future offerings. Thus, holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their stock holdings in us.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

As an externally managed company, our business is highly dependent on the communications and information systems of our Manager, its affiliates and third-party service providers. Our Manager is an affiliate of TPG, a leading global alternative asset management firm, founded in San Francisco in 1992, with $222 billion of assets under management (as of December 31, 2023) and investment and operational teams around the world. TPG invests across a broadly diversified set of strategies, including private equity, impact, credit, real estate and market solutions. We, in conjunction with our Manager and TPG, have adopted processes designed to identify, assess and manage material risks from cybersecurity threats. These processes include responses to and assessments of internal and external threats to the security, confidentiality, integrity and availability of our and TPG's data and systems along with other material risks to firm operations. As part of its collective risk management process, TPG engages outside providers to conduct periodic internal and external penetration testing. TPG also uses the NIST Cybersecurity Framework to assess our cybersecurity controls. TPG stores data, including ours, in cloud environments with security that we believe is appropriate for the data involved, and has adopted controls around, among other things, vendor risk assessment, access and acceptable use and backup and recovery.

Governance

Our board of directors has responsibility for the direction and oversight of our risk management. Our board of directors administers this oversight function directly, with support from its committees. In particular, the audit committee of our board of directors (the "audit committee") has the responsibility to consider and discuss our major financial risk exposures and the steps our Manager takes, or is required to take, to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee also monitors compliance with legal and regulatory requirements, in addition to overseeing the performance of our internal audit function.

With respect to cybersecurity, the audit committee engages in regular discussions with management regarding the Company's significant financial risk exposures and the measures implemented to monitor and control these risks, including those that may result from material cybersecurity threats. In addition, TPG's chief information security officer briefs the audit committee on TPG's information security program and cybersecurity risks at least annually, and will brief the audit committee as needed in connection with any potentially material cybersecurity incidents affecting the Company. Annual briefings of the audit committee by TPG's chief information security officer typically include topics such as risk assessment, risk management and control decisions, service provider arrangements, test results, security incidents and responses, and recommendations for changes and updates to policies and procedures.

As an externally managed company, we rely on TPG's information systems in connection with our day-to-day operations. Consequently, we also rely on the processes for assessing, identifying, and managing material risks from cybersecurity threats undertaken by TPG. TPG has established an enterprise risk committee ("ERC") to manage overall risk, including cybersecurity risks identified by the cybersecurity team. The ERC includes representatives from relevant functions and is led by TPG's chief executive officer. TPG has also established an operational risk committee ("ORC") which is responsible for applying the policy decisions of the ERC. Operational responsibility for ensuring the adequacy and effectiveness of TPG's risk management, control and governance processes is assigned to TPG's chief information security officer, who reports, among other things, potentially material cybersecurity incidents to the ORC and, in coordination with TPG's chief information officer, reports to the ERC at least annually. TPG's chief information security officer leads TPG's cybersecurity team, which includes individuals dedicated to incident detection and response. This team is responsible for identifying threats that can impact TPG and the Company, and designing controls to mitigate vulnerabilities before they are exploited and to detect and neutralize any threats that do materialize. TPG's chief information security officer and TPG's chief information officer each have more than 20 years of experience in their fields. TPG's chief information security officer and other senior members of TPG's cybersecurity team hold industry standard certifications.

TPG employs processes to oversee and identify material risks associated with the use of third-party service providers, taking into account the nature of the services provided, the sensitivity and quantity of information processed, and the identity of the service provider.

As of the date of this report, we are not aware of any material risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Item 2. Properties.

Our principal executive office is located in leased space at 888 Seventh Avenue, 35th Floor, New York, New York 10106. Our principal administrative office is located in leased space at 301 Commerce Street, 33rd Floor, Fort Worth, Texas 76102. We consider these facilities to be suitable and adequate for the management and operations of our business.

For an overview of our real estate investments, see Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations — Investment Portfolio Overview."

Item 3. Legal Proceedings.

From time to time, we may be involved in various claims and legal actions arising in the ordinary course of business. As of December 31, 2023, we were not involved in any material legal proceedings.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Common Stock Performance

Our common stock was listed on the NYSE on July 20, 2017 in connection with our initial public offering, which closed on July 25, 2017, and is currently traded under the symbol "TRTX". It has been our policy to declare quarterly dividends to common stockholders in compliance with applicable provisions of the Internal Revenue Code governing REITs. As of February 20, 2024, there were approximately 50 holders of record of our common stock. This does not include the number of stockholders that hold shares in "street name" through banks or broker-dealers.

Dividends (Distributions)

We generally intend to distribute each year substantially all of our taxable income (which may not equal net income (loss) attributable to common stockholders in accordance with GAAP) to our stockholders to comply with the REIT provisions of the Internal Revenue Code. In addition, our dividend policy remains subject to revision at the discretion of our board of directors. All distributions will be made at the discretion of our board of directors and will depend upon, among other things, our actual results of operations and liquidity. Our results of operations and our ability to pay distributions will be affected by various factors, including our net taxable income, our financial condition, our maintenance of REIT status, applicable law, and other factors as our board of directors deems relevant.

See Item 1A – "Risk Factors" and Item 7 – "Management's Discussion and Analysis of Financial Condition and Results of Operations," of this Form 10-K for information regarding the sources of funds used for distributions and for a discussion of factors which may adversely affect our ability to make distributions.

Performance Graph

The following graph sets forth the cumulative total stockholder return based on a $100 investment in our common stock, assuming a quarterly reinvestment of dividends before consideration of income taxes during the period from December 31, 2018 through December 31, 2023, as well as the corresponding returns on an overall stock market index (S&P 500 Index) and the Bloomberg REIT Mortgage Index. Stockholder returns over the indicated periods should not be considered indicative of future stock prices or stockholder returns.



Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Form 10-K. In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those in this discussion as a result of various factors, including but not limited to those discussed in Part, 1. Item 1A, "Risk Factors" in this Form 10-K.

This section discusses 2023 and 2022 items and year-to-year comparisons between 2023 and 2022. Discussions of 2021 items and year-to-year comparisons between 2022 and 2021 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

Overview

We are a commercial real estate finance company externally managed by TPG RE Finance Trust Management, L.P., an affiliate of our sponsor TPG. We directly originate, acquire and manage commercial mortgage loans and other commercial real estate-related debt instruments in North America for our balance sheet. Our objective is to provide attractive risk-adjusted returns to our stockholders over time through cash distributions and capital appreciation. To meet our objective, we focus primarily on directly originating and selectively acquiring floating rate first mortgage loans that are secured by high quality commercial real estate properties undergoing some form of transition and value creation, such as retenanting, refurbishment or other form of repositioning. The collateral underlying our loans is located in primary and select secondary markets in the U.S. that we believe have attractive economic conditions and commercial real estate fundamentals. We operate our business as one segment.

We made an election to be taxed as a REIT for U.S. federal income tax purposes, commencing with our initial taxable year ended December 31, 2014. We believe we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code and we believe that our organization and current and intended manner of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT. As a REIT, we generally are not subject to U.S. federal income tax on our REIT taxable income that we distribute currently to our stockholders. We operate our business in a manner that permits us to maintain an exclusion or exemption from registration under the Investment Company Act.

We continue to evaluate the effects of macroeconomic concerns, including, without limitation, a period of sustained high interest rates, inflation, stress to the commercial banking systems of the U.S. and Western Europe, geopolitical tensions, concerns of an economic recession in the near term, and changes to the way commercial tenants use real estate. Rising interest rates, stress to the commercial banking systems of the U.S. and Western Europe, increased volatility in debt and equity markets, declining commercial property values, and elevated geopolitical risk led us to continue to curtail our loan origination volume and maintain high levels of liquidity during 2023. From January 1, 2023 through December 31, 2023, we originated four first mortgage transitional loans, with total commitments of $229.4 million, an initial unpaid principal balance of $196.7 million, and unfunded commitments at closing of $32.7 million.

For more information regarding the impact that current macroeconomic concerns have had and may have on our business, see the risk factors set forth in this Form 10-K.

Our Manager

We are externally managed by our Manager, TPG RE Finance Trust Management, L.P., an affiliate of TPG. TPG is a leading global, alternative asset management firm, founded in San Francisco in 1992, with $222 billion of assets under management (as of December 31, 2023) and investment and operational teams around the world. TPG invests across a broadly diversified set of strategies, including private equity, impact, credit, real estate, and market solutions. Our Manager manages our investments and our day-to-day business and affairs in conformity with our investment guidelines and other policies that are approved and monitored by our board of directors. Our Manager is responsible for, among other matters, the selection, origination or purchase and sale of our portfolio investments, our financing activities and providing us with investment advisory services. Our Manager is also responsible for our day-to-day operations and performs (or causes to be performed) such services and activities relating to our investments and business and affairs as may be appropriate. Our investment decisions are approved by an investment committee of our Manager that is comprised of senior investment professionals of TPG, including senior investment professionals of TPG's real estate investment group and TPG's executive committee.

For a summary of certain terms of the management agreement between us and our Manager (the "Management Agreement"), see Note 10 to our Consolidated Financial Statements included in this Form 10-K.

Fourth Quarter 2023 Activity

Operating Results:

- Recognized Net income (loss) attributable to common stockholders of $2.6 million, compared to ($64.6) million for the three months ended September 30, 2023, an increase of $67.3 million.

- Produced Net interest income of $21.3 million, resulting from interest income of $84.1 million and interest expense of $62.8 million. Net interest income increased $1.7 million compared to the three months ended September 30, 2023.

- Generated Distributable Earnings (Loss) of ($159.7) million, compared to ($103.7) million for the three months ended September 30, 2023, a decrease of $56.0 million.

- Recorded a decrease to our allowance for credit losses on our loan portfolio of $166.9 million, for a total allowance for credit losses of $69.8 million, or 190 basis points of total loan commitments of $3.7 billion.

- Declared a common stock dividend of $0.24 per common share for the three months ended December 31, 2023.

Investment Portfolio Activity:

- Originated one first mortgage loan with a total loan commitment of $62.0 million, an initial unpaid principal balance of $48.3 million, an unfunded loan commitment of $13.7 million, an interest rate of Term SOFR plus 3.50%, and an interest rate floor of 3.50%.

- Funded $34.6 million in future funding obligations associated with existing loans.

- Received one full loan repayment of $70.0 million, and partial principal payments of $30.2 million related to three loans, and cost-recovery proceeds of $2.9 million across three loans for total loan repayments of $103.1 million.

- Sold an office loan and a multifamily loan with an aggregate unpaid principal balance of $212.0 million for $127.7 million, resulting in a loss on sale of $78.2 million, including transaction costs of $2.8 million.

- Acquired three office properties through deeds-in-lieu of foreclosure and one multifamily property through a UCC equity foreclosure with an aggregate carrying value at December 31, 2023 of $152.0 million and a fair value at foreclosure of $152.0 million.

- Sold a multifamily property classified as real estate owned for net proceeds of $75.4 million, resulting in a gain on sale of real estate, net of $7.0 million.

Investment Portfolio Financing Activity:

- Utilized the reinvestment feature in TRTX 2022-FL5 one time, recycling loan repayments of $48.3 million.

- Closed a $90.6 million loan financing facility with a global bank which provides asset-specific financing on a non-mark-to-market basis with matched term.

Full Year 2023 Activity

Operating Results:

- Recognized Net (loss) attributable to common stockholders of ($130.9) million, or ($1.69) per diluted share, and Distributable Earnings (Loss) of ($264.1) million or ($3.40) per diluted share.

- Produced Net interest income of $88.7 million, resulting from interest income of $362.6 million and interest expense of $273.9 million.

- Declared dividends of $76.0 million, or $0.96 per common share, representing a 14.8% annualized dividend yield based on the December 29, 2023 closing price of $6.50.

Investment Portfolio Activity:

- Originated four first mortgage loans with total loan commitments of $229.4 million, an aggregate initial unpaid principal balance of $196.7 million, unfunded loan commitments of $32.7 million, a weighted average interest rate of Term SOFR plus 4.30%, and a weighted average interest rate floor of 3.59%.

- Funded $140.5 million in future funding obligations associated with existing loans.

- Received loan repayments, in whole and in part, of $907.0 million including cost-recovery proceeds and accrued PIK interest.

- Sold three office loans, a mixed-use loan and a multifamily loan with an aggregate unpaid principal balance of $564.9 million for $349.5 million, resulting in a loss on sale of $212.4 million, including transaction costs of $5.9 million.

- Acquired four office properties through deeds-in-lieu of foreclosure and one multifamily property through a UCC equity foreclosure with an aggregate carrying value at December 31, 2023 of $199.8 million and a fair value at foreclosure of $198.0 million.

- Acquired through foreclosure a multifamily property with a fair value at foreclosure of $71.1 million and subsequently sold for net proceeds of $75.4 million, resulting in a gain on sale of real estate, net of $7.0 million.

Investment Portfolio Financing Activity and Liquidity:

- Utilized the reinvestment feature in TRTX 2021-FL4 16 times, recycling loan repayments of $384.4 million and in TRTX 2022-FL5 three times, recycling loan repayments of $80.1 million.

- Available near-term liquidity as of December 31, 2023 of $480.0 million was comprised of:
  - $206.4 million of cash-on-hand, of which $191.4 million was available for investment, net of $15.0 million held to satisfy liquidity covenants under our secured financing agreements.
  - $247.2 million of cash in our CRE CLOs available for investment in eligible collateral.
  - Undrawn capacity (liquidity available to us without the need to pledge additional collateral to our lenders) of $24.8 million under secured credit agreements with five lenders, and $1.6 million under asset-specific financing arrangements.

We have financed our loan investments as of December 31, 2023 utilizing three CRE CLOs totaling $1.9 billion, one of which is open for reinvestment of eligible loan collateral at quarter end, $0.8 billion under secured credit agreements with total commitments of $2.2 billion provided by five lenders, $274.2 million under asset-specific financing arrangements, and $23.8 million under our $290.0 million secured revolving credit facility. As of December 31, 2023, 63.6% of our borrowings were pursuant to our CRE CLO vehicles, 27.3% were pursuant to our secured credit agreements and secured revolving credit facility and 9.1% were pursuant to our asset-specific financing arrangements. Non-mark-to-market financing comprised 73.5% of total loan portfolio borrowings as of December 31, 2023.

Our ability to draw on our secured credit agreements and secured revolving credit facility is dependent upon our lenders' willingness to accept as collateral loan investments we pledge to them to secure additional borrowings. These financing arrangements have credit spreads based upon the LTV and other risk characteristics of collateral pledged, and provide financing with mark-to-market provisions limited to collateral-specific events (i.e., "credit" marks). Borrowings under our secured revolving credit agreement are permitted with respect to collateral that satisfies pre-determined eligibility standards, and have a pre-determined advance rate (generally, 75% of the unpaid principal balance pledged) and credit spread (Term SOFR plus 2.00%). As of December 31, 2023, borrowings under these secured credit agreements and secured revolving credit facility had a weighted average credit spread of 2.00% (2.00% for arrangements with mark-to-market provisions and 2.00% for one arrangement with no mark-to-market provisions), and a weighted average term to extended maturity assuming exercise of all extension options and term-out provisions of 1.3 years. These financing arrangements are generally 25% recourse to Holdco, with the exception of the secured revolving credit facility that is 100% recourse to Holdco.

Key Financial Measures and Indicators

As a commercial real estate finance company, we believe the key financial measures and indicators for our business are earnings per share, dividends declared per common share, Distributable Earnings, and book value per common share. As further described below, Distributable Earnings is a measure that is not prepared in accordance with GAAP. We use Distributable Earnings to evaluate our performance excluding the effects of certain transactions and GAAP adjustments that we believe are not necessarily indicative of our current investment activity and operations.

For the three months ended December 31, 2023, we recorded net income attributable to common stockholders of $0.03 per diluted common share, an increase of $0.86 per diluted common share from the three months ended September 30, 2023, of which $0.75 per diluted common share relates to a decrease in our credit loss expense during the fourth quarter of 2023, which totaled $17.3 million as compared to $75.8 million during the third quarter of 2023.

Distributable Earnings (loss) per diluted common share was ($2.05) for three months ended December 31, 2023, a decrease of $0.72 per diluted common share from the three months ended September 30, 2023. The decrease in Distributable Earnings (loss) per diluted common share was primarily due to an increase in realized losses on loan sales and REO conversions of $0.86 per diluted common share during the fourth quarter of 2023, partially offset by $0.09 per diluted common share attributable to gain on sale of real estate owned, net during the fourth quarter of 2023.

For the three months ended December 31, 2023, we declared a cash dividend of $0.24 per common share which was paid on January 25, 2024.

Our book value per common share as of December 31, 2023 was $11.86, a decrease of $2.62 per common share from our book value per common share as of December 31, 2022 of $14.48, primarily due to an increase in credit loss expense during the year ended December 31, 2023 of $189.9 million, or $2.44 per common share.

The following table sets forth the calculation of basic and diluted net income (loss) attributable to common stockholders per share and dividends declared per share (dollars in thousands, except share and per share data):

| | Three Months Ended, | | Year Ended December 31, | |
	December 31, 2023	September 30, 2023	2023	2022
Net (loss)	$ 6,381	$ (61,213)	$ (116,630)	$ (60,066)
Preferred stock dividends[1]	(3,148)	(3,148)	(12,592)	(12,592)
Participating securities' share in earnings	(601)	(275)	(1,683)	(986)
Net income (loss) attributable to common stockholders - see Note 11	$ 2,632	$ (64,636)	$ (130,905)	$ (73,644)
Weighted average common shares outstanding, basic	77,739,148	77,730,715	77,575,788	77,296,524
Incremental shares of common stock issued from the assumed exercise of warrants	—	—	—	—
Weighted average common shares outstanding, diluted - see Note 11	77,739,148	77,730,715	77,575,788	77,296,524
Earnings (loss) per common share, basic[2]	$ 0.03	$ (0.83)	$ (1.69)	$ (0.95)
Earnings (loss) per common share, diluted[2]	$ 0.03	$ (0.83)	$ (1.69)	$ (0.95)
Dividends declared per common share	$ 0.24	$ 0.24	$ 0.96	$ 0.96

(1)   Includes preferred stock dividends declared and paid for Series A Preferred Stock and Series C Preferred Stock shares outstanding for the three months ended December 31, 2023 and September 30, 2023 and the year ended December 31, 2023 and 2022.

(2)   Basic and diluted earnings (loss) per common share are computed independently based on the weighted-average shares of common stock outstanding. Diluted earnings per common share also includes the impact of participating securities outstanding plus any incremental shares that would be outstanding assuming the exercise of the Warrants.

Distributable Earnings

Distributable Earnings is a non-GAAP measure, which we define as GAAP net income (loss) attributable to our common stockholders, including realized gains and losses from loan write-offs, loan sales and other loan resolutions (including conversions to REO), regardless of whether such items are included in other comprehensive income or loss, or in GAAP net income (loss), and excluding (i) non-cash stock compensation expense, (ii) depreciation and amortization expense, (iii) unrealized gains (losses) (including credit loss expense (benefit), net), and (iv) certain non-cash or income and expense items. The exclusion of depreciation and amortization expense from the calculation of Distributable Earnings only applies to debt investments related to real estate to the extent we foreclose upon the property or properties underlying such debt investments.

We believe that Distributable Earnings provides meaningful information to consider in addition to our net income (loss) and cash flow from operating activities determined in accordance with GAAP. We generally must distribute at least 90% of our net taxable income annually, subject to certain adjustments and excluding any net capital gains, for us to continue to qualify as a REIT for U.S. federal income tax purposes. We believe that one of the primary reasons investors purchase our common stock is to receive our dividends. Because of our investors' continued focus on our ability to pay dividends, Distributable Earnings is an important measure for us to consider when determining our distribution policy and dividends per common share. Further, Distributable Earnings helps us to evaluate our performance excluding the effects of certain transactions and GAAP adjustments that we believe are not necessarily indicative of our current loan investment and operating activities.

Distributable Earnings excludes the impact of our credit loss provision or reversals of our credit loss provision, but only to the extent that our credit loss provision exceeds any realized credit losses during the applicable reporting period.

A loan will be written off as a realized loss when it is deemed non-recoverable or upon a realization event. Such a realized loss would generally be recognized at the time the loan receivable is settled, transferred or exchanged, or in the case of foreclosure, when the underlying property is foreclosed upon or sold. Non-recoverability may also be concluded by us if, in our determination, it is nearly certain that all amounts due will not be collected. A realized loss may equal the difference between the cash or consideration received or expected to be received, and the net book value of the loan, reflecting our economics as it relates to the ultimate realization of the asset.

Distributable Earnings does not represent net income (loss) or cash generated from operating activities and should not be considered as an alternative to GAAP net income (loss), an indication of our GAAP cash flows from operations, a measure of our liquidity, or an indication of funds available for our cash needs. In addition, our methodology for calculating Distributable Earnings may differ from the methodologies employed by other companies to calculate the same or similar supplemental performance measures, and accordingly, our reported Distributable Earnings may not be comparable to the Distributable Earnings reported by other companies.

The following table provides a reconciliation of GAAP net income attributable to common stockholders to Distributable Earnings (dollars in thousands, except share and per share data):

	Three Months Ended,		Year Ended December 31,	
	December 31, 2023	September 30, 2023	2023	2022
Net (loss) income attributable to common stockholders - see Note 11	$ 2,632	$ (64,636)	$ (130,905)	$ (73,644)
Utilization of capital loss carryforwards[1]	—	—	—	(13,291)
Non-cash stock compensation expense	3,259	1,153	8,029	5,052
Depreciation and amortization	1,219	1,394	3,577	—
Credit loss expense, net	17,254	75,805	189,912	172,982
Distributable earnings before realized losses from loan sales and other loan resolutions	$ 24,364	$ 13,716	$ 70,613	$ 91,099
Realized loss on loan write-offs, loan sales and REO conversions	(184,112)	(117,461)	(334,727)	$ (4,400)
Distributable (loss) earnings	$ (159,748)	$ (103,745)	$ (264,114)	$ 86,699
Weighted average common shares outstanding, basic	77,739,148	77,730,715	77,575,788	77,296,524
Incremental shares of common stock issued from the assumed exercise of warrants	—	—	—	2,881,459
Weighted average common shares outstanding, diluted - see Note 11	77,739,148	77,730,715	77,575,788	80,177,983
Distributable (loss) earnings per common share, basic	$ (2.05)	$ (1.33)	$ (3.40)	$ 1.12
Distributable (loss) earnings per common share, diluted	$ (2.05)	$ (1.33)	$ (3.40)	$ 1.08

_____

(1)   For the year ended December 31, 2022, capital loss carryforwards were utilized to offset the $13.3 million of taxable capital gain realized from the sale of REO.

Book Value Per Common Share

The following table sets forth the calculation of our book value per common share (dollars in thousands, except share and per share data):

	December 31, 2023	December 31, 2022
Total stockholders' equity	$ 1,124,785	$ 1,321,996
Series C Preferred Stock ($201,250 aggregate liquidation preference)	(201,250)	(201,250)
Series A Preferred Stock ($125 aggregate liquidation preference)	(125)	(125)
Total stockholders' equity, net of preferred stock	$ 923,410	$ 1,120,621
Number of common shares outstanding at period end	77,868,565	77,410,282
Book value per common share	$ 11.86	$ 14.48

Investment Portfolio Overview

Our interest-earning assets are comprised entirely of a portfolio of floating rate, first mortgage loans, or in limited instances, contiguous mezzanine loans. As of December 31, 2023, our loans held for investment portfolio consisted of 53 first mortgage loans (or interests therein) totaling $3.7 billion of commitments with an unpaid principal balance of $3.5 billion. As of December 31, 2023, 100% of the loan commitments in our portfolio consisted of floating rate loans, of which 100.0% were first mortgage loans or, in one instance, a first mortgage loan and contiguous mezzanine loan both owned by us. As of December 31, 2023, we had $183.3 million of unfunded loan commitments, our funding of which is subject to borrower satisfaction of certain milestones.

We may hold REO as a result of taking title to a loan's collateral. As of December 31, 2023, we owned four office properties and one multifamily property with an aggregate carrying value of $199.8 million.

During the three months ended December 31, 2023, we funded $34.6 million of deferred future fundings related to previously originated loans. We received proceeds from one loan repayment in-full of $70.0 million, and principal amortization of $30.2 million across three loans, for total loan repayments of $100.2 million during the period. We received cost-recovery proceeds from three non-accrual loans of $2.9 million. Additionally, we sold two mortgage loans with an aggregate unpaid principal balance of $212.0 million for $127.7 million, resulting in a loss on sale of $78.2 million, including transaction costs of $2.8 million.

The following table details our loans held for investment portfolio activity by unpaid principal balance (dollars in thousands):

	Three Months Ended, December 31, 2023	Year Ended, December 31, 2023
Loan originations and acquisitions — initial funding	$ 48,300	$ 196,690
Other loan fundings[1]	34,643	140,547
Loan repayments	(100,151)	(890,566)
Accrued PIK interest repayments	—	(542)
Cash interest received and applied under cost recovery method to reduce loan principal	(2,919)	(15,894)
Realized loss on loan write-offs, loan sales, and REO conversions	(184,112)	(334,727)
Loan extinguishment upon conversion to REO[2]	(148,030)	(263,740)
Loan sales	(133,843)	(352,514)
Total loan activity, net	$ (486,112)	$ (1,520,746)

---

(1) Additional fundings made under existing loan commitments.

(2) For the three months ended December 31, 2023, includes extinguishment of four first mortgage loans with an aggregate unpaid principal balance of $254.0 million pursuant to loan conversions to REO in December 2023 as a result of our acquisition of the underlying property pursuant to a foreclosure or deed-in-lieu of foreclosure. For the year ended December 31, 2023, includes extinguishment of six first mortgage loans with an aggregate unpaid principal balance of $386.1 million pursuant to loan conversions to REO in December 2023, August 2023 and April 2023 as a result of our acquisition of the underlying properties pursuant to foreclosure or a deed-in-lieu of foreclosure, as applicable. The REO associated with the August 2023 loan conversion was sold during the three months ended December 31, 2023.

For the three months ended December 31, 2023, we generated interest income of $84.1 million and incurred interest expense of $62.8 million, which resulted in net interest income of $21.3 million.

The following table details overall statistics for our loans held for investment portfolio as of December 31, 2023 (dollars in thousands):

	Balance sheet portfolio		Total loan exposure[1]
Number of loans[1]		53	53
Floating rate loans		100.0 %	100.0 %
Total loan commitments	$	3,666,173	$ 3,666,173
Unpaid principal balance[2]	$	3,484,052	$ 3,484,052
Unfunded loan commitments[3]	$	183,293	$ 183,293
Amortized cost	$	3,476,776	$ 3,476,776
Weighted average credit spread		3.7 %	3.7 %
Weighted average all-in yield[4]		9.3 %	9.3 %
Weighted average term to extended maturity (in years)[5]		2.6	2.6
Weighted average LTV[6]		67.3 %	67.3 %

(1) In certain instances, we create structural leverage through the co-origination or non-recourse syndication of a senior loan interest to a third-party. In either case, the senior mortgage loan (i.e., the non-consolidated senior interest) is not included on our balance sheet. When we create structural leverage through the co-origination or non-recourse syndication of a senior loan interest to a third-party, we retain on our balance sheet a mezzanine loan. Total loan exposure encompasses the entire loan portfolio we originated, acquired and financed. We did not have any non-consolidated senior interests as of December 31, 2023.

(2) Unpaid principal balance includes PIK interest of $1.2 million as of December 31, 2023.

(3) Unfunded loan commitments may be funded over the term of each loan, subject in certain cases to an expiration date or a force-funding date, primarily to finance property improvements or lease-related expenditures by our borrowers and to finance operating deficits during renovation and lease-up.

(4) As of December 31, 2023, all of our loans were indexed to Term SOFR. In addition to credit spread, all-in yield includes the amortization of deferred origination fees, purchase price premium and discount, and accrual of both extension and exit fees. All-in yield for the total portfolio assumes Term SOFR as of December 31, 2023 for weighted average calculations.

(5) Extended maturity assumes all extension options are exercised by the borrower; provided, however, that our loans may be repaid prior to such date. As of December 31, 2023, based on the unpaid principal balance of our total loan exposure, 8.4% of our loans were subject to yield maintenance or other prepayment restrictions and 91.6% were open to repayment without penalty.

(6) Except for construction loans, LTV is calculated for loan originations and existing loans as the total outstanding principal balance of the loan or participation interest in a loan (plus any financing that is pari passu with or senior to such loan or participation interest) as of December 31, 2023, divided by the as-is appraised value of our collateral at the time of origination or acquisition of such loan or participation interest. For construction loans only, LTV is calculated as the total commitment amount of the loan divided by the as-stabilized value of the real estate securing the loan. The as-is or as-stabilized (as applicable) value reflects our Manager's estimates, at the time of origination or acquisition of the loan or participation interest in a loan, of the real estate value underlying such loan or participation interest determined in accordance with our Manager's underwriting standards and consistent with third-party appraisals obtained by our Manager.

The following table details the interest rate floors for our loans held for investment portfolio as of December 31, 2023 (dollars in thousands):

Interest Rate Floors	Total Commitment[1]		Unpaid Principal Balance	Weighted Average Interest Rate Floor
0.50% or less	$	1,975,168	$ 1,878,982	0.16 %
0.51% to 1.00%		472,535	466,922	0.92
1.01% to 1.50%		214,000	214,000	1.44
1.51% to 2.00%		170,400	157,814	1.94
2.01% to 2.50%		272,403	240,830	2.31
2.51% to 3.00%		227,107	227,107	3.00
3.01% to 3.50%		105,600	85,530	3.39
3.51% or greater		228,960	212,867	4.26
Total	$	3,666,173	$ 3,484,052	1.09 %

(1) Excludes capitalized interest of $1.2 million relating to previously modified loans.

For information regarding the financing of our loans held for investment portfolio, see the section entitled "Investment Portfolio Financing."

Real Estate Owned

During the year ended December 31, 2023, we acquired four office properties and two multifamily properties, each of which were collateral for first mortgage loans. We sold one of the two multifamily properties acquired during the year ended December 31, 2023 to a third party.

In April 2023, we acquired an office property in Houston, TX pursuant to a negotiated deed-in-lieu of foreclosure. During the second quarter of 2023, we recognized the property as REO with a carrying value of $46.0 million, which included the estimated fair value of the property.

In August 2023, we acquired a multifamily property under development in Los Angeles, CA pursuant to a non-judicial foreclosure. During the third quarter of 2023, we recognized the property as REO with a carrying value of $71.1 million, which included the estimated fair value of the property. During the fourth quarter of 2023, we sold the property for net proceeds of $75.4 million and recognized a gain on sale of real estate, net of $7.0 million.

In December 2023, we acquired an office property in Manhattan, NY pursuant to a negotiated deed-in-lieu of foreclosure. During the fourth quarter of 2023, we recognized the property as REO with a carrying value of $40.0 million, which included the estimated fair value of the property.

In December 2023, we acquired an office property in San Mateo, CA pursuant to a negotiated deed-in-lieu of foreclosure. During the fourth quarter of 2023, we recognized the property as REO with a carrying value of $20.0 million, which included the estimated fair value of the property.

In December 2023, we acquired an office property in Orange, CA pursuant to a negotiated deed-in-lieu of foreclosure. During the fourth quarter of 2023, we recognized the property as REO with a carrying value of $20.0 million, which included the estimated fair value of the property.

In December 2023, we acquired a multifamily property in Arlington Heights, IL through a UCC equity foreclosure. During the fourth quarter of 2023, we recognized the property as REO with a carrying value of $72.0 million, which included the estimated fair value of the property.

The following table details the carrying value of each of our REO properties reflected on our consolidated balance sheet as of December 31, 2023 (dollars in thousands):

Property Type	Location	Month of Acquisition	Carrying Value	
Office	Houston, TX	April 2023	$	47,791
Office	Manhattan, NY	December 2023		40,041
Office	San Mateo, CA	December 2023		20,021
Office	Orange, CA	December 2023		19,968
Multifamily	Arlington Heights, IL	December 2023		72,000
			$	199,821

Asset Management

We actively manage the assets in our portfolio from closing to final repayment or resolution. We are party to an agreement with Situs Asset Management, LLC ("SitusAMC"), one of the largest commercial mortgage loan servicers, pursuant to which SitusAMC provides us with dedicated asset management employees to provide asset management services pursuant to our proprietary guidelines. Following the closing of an investment, this dedicated asset management team rigorously monitors the investment under our Manager's oversight, with an emphasis on ongoing financial, legal and quantitative analyses. Through the final repayment of an investment, the asset management team maintains regular contact with borrowers, servicers and local market experts monitoring performance of the collateral, anticipating borrower, property and market issues, and enforcing our rights and remedies when appropriate.

Loan Portfolio Review

Our Manager reviews our entire loan portfolio quarterly, undertakes an assessment of the performance of each loan, and assigns it a risk rating between "1" and "5," from least risk to greatest risk, respectively. See Note 2 to our Consolidated Financial Statements included in this Form 10-K for a discussion regarding the risk rating system that we use in connection with our loan portfolio.

The following table allocates the amortized cost basis of our loans held for investment portfolio based on our internal risk ratings (dollars in thousands):

	December 31, 2023		December 31, 2022	
Risk rating	Number of loans	Amortized cost	Number of loans	Amortized cost
1	—	$ —	—	$ —
2	2	99,000	8	511,878
3	47	3,160,928	46	3,231,324
4	4	216,848	12	990,337
5	—	—	4	245,135
Totals	53	$ 3,476,776	70	$ 4,978,674

The following table allocates the amortized cost basis of our loans held for investment portfolio based on our property type classification (dollars in thousands):

	December 31, 2023			December 31, 2022		
Property type	Number of loans	Amortized cost	Weighted average risk rating	Number of loans	Amortized cost	Weighted average risk rating
Multifamily	28	$ 1,732,023	3.0	35	$ 2,365,481	3.0
Office	8	685,197	3.1	17	1,396,005	3.6
Hotel	7	373,980	2.8	7	466,311	2.7
Life Science	4	372,324	3.0	4	310,577	3.0
Mixed-Use	2	108,906	3.7	3	268,107	3.7
Industrial	2	99,197	3.0	2	86,746	2.7
Self Storage	1	66,818	3.0	1	56,804	3.0
Other	1	38,331	3.0	1	28,643	3.0
Totals	53	$ 3,476,776	3.0	70	$ 4,978,674	3.2

The weighted average risk rating of our loan portfolio was 3.0 as of December 31, 2023, as compared to 3.2 as of December 31, 2022.

During the three months ended December 31, 2023, as part of our quarterly risk rating process, we assigned an initial risk rating of "3" to a newly-originated multifamily loan. We downgraded one multifamily loan and one mixed-use loan from "2" to "3" due to decreases in occupancy at each of the underlying properties, and we downgraded one multifamily loan from "3" to "4" due to a decrease in operating performance. We received repayment in full of one loan with a unpaid principal balance of $70.0 million and a risk rating of "3" as of September 30, 2023. We converted to REO three office loans, each with a risk rating of "5" and one multifamily loan with a risk rating of "4". We sold a multifamily loan and an office loan with an aggregate unpaid principal balance of $212.0 million, both with risk ratings of "5" as of September 30, 2023.

During the three months ended September 30, 2023, as part of our quarterly risk rating process, we assigned an initial risk rating of "3" to a newly-originated loan secured by two hotel properties. We downgraded one multifamily loan from risk category "4" to "5" due to deteriorating operating results, and one office loan from risk category "4" to "5" due to weak operating results due to tenant departures. We received repayment in full of two loans with a total unpaid principal balance of $261.3 million and a weighted average risk rating of 2.0 as of June 30, 2023. The two loan repayments were included within our hotel and multifamily property categories. We converted to REO one multifamily loan with a risk rating of "4". We sold a mixed-use loan and an office loan with an aggregate unpaid principal balance of $281.6 million, both with risk ratings of "5" as of June 30, 2023.

During the three months ended June 30, 2023, as part of our quarterly risk rating process, we downgraded three loans from risk category "4" to "5". We downgraded two office loans and one mixed-use loan from risk category "4" to "5" due to the continued deterioration of the office sector and property-specific operating trends. During the three months ended June 30, 2023, we received repayment in full of four loans with a total unpaid principal balance of $236.0 million and a weighted average risk rating of 2.8 as of March 31, 2023. The four loan repayments were included within our office and multifamily property categories. Additionally, during the three months ended June 30, 2023, we sold one office loan with an unpaid principal balance of $71.3 million with a risk rating of "5" as of March 31, 2023.

During the three months ended March 31, 2023, as part of our quarterly risk rating process, we upgraded one loan and did not downgrade any of our loans. We upgraded one hotel loan from risk category "4" to "3" due to continued improvement in property-level operating performance. During the three months ended March 31, 2023, we received repayment in full of three loans with a total unpaid principal balance of $144.4 million and a weighted average risk rating of 3.1 as of December 31, 2022. The three loan repayments were included within our office, multifamily, and industrial property categories and had risk ratings of "4", "3", and "2", respectively, as of December 31, 2022. The two new loan investments made during the three months ended March 31, 2023 were assigned an initial risk rating of "3".

Loan Modification Activity

Loan modifications and amendments are commonplace in the transitional lending business. We may amend or modify a loan depending on the loan's specific facts and circumstances. These loan modifications typically include additional time for the borrower to refinance or sell the collateral property, adjustment or waiver of performance tests that are prerequisite to the extension of a loan maturity, modification of terms of interest rate cap agreements, and/or deferral of scheduled principal payments. In exchange for a modification, we often receive a partial repayment of principal, a short-term accrual of PIK interest for a portion of interest due, a cash infusion to replenish interest or capital improvement reserves, termination of all or a portion of the remaining unfunded loan commitment, additional call protection, and/or an increase in the loan coupon or additional loan fees. We continue to work with our borrowers to address issues as they arise while seeking to preserve the credit attributes of our loans. However, we cannot assure you that these efforts will be successful, and we may experience payment delinquencies, defaults, foreclosures, or losses.

Allowance for Credit Losses

Our allowance for credit losses is influenced by the size and weighted average maturity date of our loans, loan quality, risk rating, delinquency status, loan-to-value ratio, historical loss experience and other conditions influencing loss expectations, such as reasonable and supportable forecasts of economic conditions. During the year ended December 31, 2023, we recorded a decrease of $144.8 million in our allowance for credit losses resulting in an aggregate CECL reserve of $69.8 million at year-end. The decrease in our allowance for credit losses was primarily attributable to loan resolutions during the year, including loan sales and REO conversions. This decrease was partially offset by an increase in the general reserve which includes macroeconomic assumptions that reflect ongoing concerns about growing geopolitical tensions, the potential impact of market volatility, the possibility of an economic recession, limited liquidity in the capital markets, distress in the banking sector and a slowdown in investment sales, and loan specific property-level performance trends such as shifting office market fundamentals and inflationary pressures that may cause operating margins to narrow.

While the ultimate impact of the macroeconomic outlook and property performance trends remain uncertain, we selected our macroeconomic outlook to address this uncertainty, and made specific forward-looking adjustments to the inputs of our loan-level calculations to reflect collateral operating performance, credit structure features of loan documents, variability in an economic climate marked by sustained higher interest rates, and other impacts to the broader economy.

The following table presents the allowance for credit losses for loans held for investment (dollars in thousands):

	December 31, 2023					
	Allowance for credit losses: loans held for investment	Unpaid principal balance	Allowance for credit losses: unfunded commitments	Unfunded commitments	Total commitments	Total basis points
General reserve	$ 67,092	$ 3,484,052	$ 2,679	$ 183,293	$ 3,666,173	190 bps
Specific reserve	—	—	—	—	—	
Total	$ 67,092	$ 3,484,052	$ 2,679	$ 183,293	$ 3,666,173	190 bps

Investment Portfolio Financing

We finance our investment portfolio using secured financing agreements, including secured credit agreements, secured revolving credit facilities, mortgage loans payable, asset-specific financing arrangements, and collateralized loan obligations. In certain instances, we may create structural leverage and obtain matched-term financing through the co-origination or non-recourse syndication of a senior loan interest to a third party (a "non-consolidated senior interest"). We generally seek to match-fund and match-index our investments by minimizing the differences between the durations and indices of our investments and those of our liabilities, while minimizing our exposure to mark-to-market risk.

The following table details our investment portfolio financing arrangements (dollars in thousands):

	Outstanding principal balance	
	December 31, 2023	December 31, 2022
Collateralized loan obligations	$ 1,919,790	$ 2,461,170
Secured credit agreements	799,518	1,108,386
Secured revolving credit facility	23,782	44,279
Asset-specific financing arrangements	274,158	565,376
Mortgage loan payable	31,200	—
Total	$ 3,048,448	$ 4,179,211

All of our investment portfolio financing arrangements are floating rate indexed to Term SOFR except a single fixed-rate mortgage loan secured by an REO property in Houston, TX.

As of December 31, 2023, non-mark-to-market financing sources accounted for 73.5% of our total loan portfolio borrowings. The remaining 26.5% of our loan portfolio borrowings, comprised primarily of our five secured credit agreements, are subject to credit marks only. As of December 31, 2023, we did not have any non-consolidated senior interests.

The following table summarizes our loan portfolio financing arrangements (dollars in thousands):

Loan portfolio financing arrangements	Basis of margin calls	Recourse percentage	Outstanding principal balance					
			December 31, 2023			December 31, 2022		
			Non-mark-to-market	Mark-to-market	Total	Non-mark-to-market	Mark-to-market	Total
Secured credit agreements								
Goldman Sachs	Credit	25.0 %	$ —	$ 293,597	$ 293,597	$ —	$ 385,338	$ 385,338
Wells Fargo	Credit	25.0 %	—	335,606	335,606	—	422,002	422,002
Barclays	Credit	25.0 %	—	132,626	132,626	—	96,926	96,926
Morgan Stanley	Credit	25.0 %	—	1,824	1,824	—	55,579	55,579
JP Morgan[1]	Credit and Spread	25.0 %	—	—	—	—	112,676	112,676
Bank of America	Credit	25.0 %	—	35,865	35,865	—	35,865	35,865
Institutional Lender 1[2]	Credit	25.0 %	—	—	—	—	—	—
			—	799,518	799,518	—	1,108,386	1,108,386
Secured revolving credit facility								
Syndicate lenders	None	100.0 %	23,782	—	23,782	44,279	—	44,279
Asset-specific financing								
HSBC Facility	None	20.0 %	82,143	—	82,143	—	—	—
BMO Facility	None	25.0 %	29,110	—	29,110	47,545	—	47,545
Institutional Lender 2	None	n.a	141,526	—	141,526	392,070	—	392,070
Customers Bank	None	n.a	21,379	—	21,379	20,609	—	20,609
Axos Bank	None	15.0 %	—	—	—	105,152	—	105,152
			274,158	—	274,158	565,376	—	565,376
Collateralized loan obligations								
TRTX 2019-FL3	None	n.a	154,291	—	154,291	516,639	—	516,639
TRTX 2021-FL4	None	n.a	858,468	—	858,468	1,037,500	—	1,037,500
TRTX 2022-FL5	None	n.a	907,031	—	907,031	907,031	—	907,031
			1,919,790	—	1,919,790	2,461,170	—	2,461,170
Total indebtedness			$ 2,217,730	$ 799,518	$ 3,017,248	$ 3,070,825	$ 1,108,386	$ 4,179,211
Percentage of total indebtedness			73.5%	26.5%	100.0%	73.5%	26.5%	100.0%

(1)   We opted not to exercise our option to extend this facility. Accordingly, this facility terminated by its terms on December 29, 2023.

(2)   We opted not to exercise our option to extend this facility. Accordingly, this facility terminated by its terms on October 30, 2023.

Secured Credit Agreements

As of December 31, 2023, aggregate borrowings outstanding under our secured credit agreements totaled $0.8 billion. As of December 31, 2023, the overall weighted average interest rate was the benchmark interest rate plus 2.00% per annum and the overall weighted average advance rate was 77.7%. As of December 31, 2023, outstanding borrowings under these arrangements had a weighted average term to extended maturity of 1.3 years assuming the exercise of all extension options and term out provisions. These secured credit agreements are generally 25.0% recourse to Holdco.

The following table details our secured credit agreements as of December 31, 2023 (dollars in thousands):

Lender	Commitment amount[1]	UPB of collateral	Advance rate	Approved borrowings	Outstanding balance	Undrawn capacity[2]	Available capacity[3]	Wtd. avg. credit spread[4]	Extended maturity[5]
Goldman Sachs[6]	$ 500,000	$ 376,694	77.7 %	$ 298,190	$ 293,597	$ 4,593	$ 201,810	2.16 %	08/19/24
Wells Fargo	500,000	440,804	78.9	347,385	335,606	11,779	152,615	1.90	04/18/25
Barclays	500,000	178,827	75.3	132,626	132,626	—	367,374	1.98	08/13/26
Morgan Stanley	500,000	10,570	80.0	8,456	1,824	6,632	491,544	1.85	05/04/24
Bank of America	200,000	50,194	75.0	37,645	35,865	1,780	162,355	1.75	06/06/26
Totals / weighted average	$ 2,200,000	$ 1,057,089	77.7 %	$ 824,302	$ 799,518	$ 24,784	$ 1,375,698	2.00 %	

(1) Commitment amount represents the maximum amount of borrowings available under a given agreement once sufficient collateral assets have been approved by the lender and pledged by us.

(2) Undrawn capacity represents the positive difference between the borrowing amount approved by the lender against collateral assets pledged by us and the amount actually drawn against those collateral assets. The funding of such amounts is generally subject to the sole and absolute discretion of each lender.

(3) Represents the commitment amount less the approved borrowings, which amount is available to be borrowed provided we pledge, and the lender approves, additional collateral assets.

(4) Each secured credit agreement interest rate is subject to Term SOFR as its benchmark interest rate. The credit spread for each arrangement is added to Term SOFR to calculate the interest rate charged for each borrowing.

(5) Our ability to extend our secured credit agreements to the dates shown above is subject to satisfaction of certain conditions. Even if extended, our lenders retain sole discretion to determine whether to accept pledged collateral, and the advance rate and credit spread applicable to each borrowing thereunder.

(6) On January 31, 2024, we executed a two-year extension of the secured credit agreement through August 19, 2026. During the two-year extension period, new and revolving borrowings are permitted, after which the secured credit agreement automatically enters a two-year term-out period through August 19, 2028.

Once we identify an asset and the asset is approved by the secured credit agreement lender to serve as collateral (which lender's approval is in its sole discretion), we and the lender may enter into a transaction whereby the lender advances to us a percentage of the value of the loan asset, which is referred to as the "advance rate." In the case of borrowings under our secured credit agreements that are repurchase arrangements, this advance serves as the purchase price at which the lender acquires the loan asset from us with an obligation of ours to repurchase the asset from the lender for an amount equal to the purchase price for the transaction plus a price differential, which is calculated based on an interest rate. Advance rates are subject to negotiation between us and our secured credit agreement lenders.

For each transaction, we and the lender agree to a trade confirmation which sets forth, among other things, the asset purchase price, the maximum advance rate, the interest rate and the market value of the asset. For transactions under our secured credit agreements, the trade confirmation may also set forth any future funding obligations which are contemplated with respect to the specific transaction and/or the underlying loan asset and loan-specific margin maintenance provisions, described below.

Generally, our secured credit agreements allow for revolving balances, which allow us to voluntarily repay balances and draw again on existing available credit. The primary obligor on each secured credit agreement is a separate special purpose subsidiary of ours which is restricted from conducting activity other than activity related to the utilization of its secured credit agreement and the loans or loan interests that are originated or acquired by such subsidiary. As additional credit support, our holding company subsidiary, Holdco, provides certain guarantees of the obligations of its subsidiaries. Holdco's liability is generally capped at 25% of the outstanding obligations of the special purpose subsidiary which is the primary obligor under the related agreement. However, this liability cap does not apply in the event of certain "bad boy" defaults which can trigger recourse to Holdco for losses or the entire outstanding obligations of the borrower depending on the nature of the "bad boy" default in question. Examples of such "bad boy" defaults include, without limitation, fraud, intentional misrepresentation, willful misconduct, incurrence of additional debt in violation of financing documents, and the filing of a voluntary or collusive involuntary bankruptcy or insolvency proceeding of the special purpose entity subsidiary or the guarantor entity.

Each of the recourse secured credit agreements have "margin maintenance" provisions, which are designed to allow the lender to maintain a certain margin of credit enhancement against the assets which serve as collateral. The lender's margin amount is typically based on a percentage of the market value of the asset and/or mortgaged property collateral; however, certain secured credit agreements may also involve margin maintenance based on maintenance of a minimum debt yield with respect to the cash flow from the underlying real estate collateral. In certain cases, margin maintenance provisions can relate to minimum debt yields for pledged collateral considered as a whole, or limits on concentration of loan exposure measured by property type or loan type.

Our secured credit agreements contain defined mark-to-market provisions that permit the lenders to issue margin calls to us in the event that the collateral properties underlying our loans pledged to our lenders experience a non-temporary decline in value or net cash flow ("credit marks"). In the event that we experience market turbulence, we may be exposed to margin calls in connection with our secured credit agreements.

The maturity dates for each of our secured credit agreements are set forth in tables that appear earlier in this section. Our secured credit agreements generally have terms of between one and three years, but may be extended if we satisfy certain performance-based conditions. In the normal course of business, we maintain discussions with our lenders to extend, amend or otherwise optimize any financing agreements related to our loans.

As of December 31, 2023, the weighted average haircut (which is equal to one minus the advance rate percentage against collateral for our secured credit agreements taken as a whole) was 22.3% compared to 21.9% as of December 31, 2022.

The secured credit agreements also include cash management features which generally require that income from collateral loan assets be deposited in a lender-controlled account for distribution in accordance with a specified waterfall of payments designed to keep facility-related obligations current before such income is disbursed for our own account. The cash management features generally require the trapping of cash in such controlled account if an uncured default under our borrowing arrangement remains outstanding. Furthermore, some secured credit agreements may require an accelerated principal amortization schedule if the secured credit agreement is in its final extended term.

Notwithstanding that a loan asset may be subject to a financing arrangement and serve as collateral under a secured credit agreement, we retain the right to administer and service the loan and interact directly with the underlying obligors and sponsors of our loan assets so long as there is no default under the secured credit agreement, and so long as we do not engage in certain material modifications (including amendments, waivers, exercises of remedies, or releases of obligors and collateral, among other things) of the loan assets without the lender's prior consent.

Secured Revolving Credit Facility

On February 22, 2022, we closed a $250.0 million, secured revolving credit facility with a syndicate of 5 banks to provide interim funding of up to 180 days for newly-originated and existing loans. During the fourth quarter of 2022, an additional lender was added to the facility, increasing the borrowing capacity to $290.0 million. This facility has an initial term of three years, an interest rate of Term SOFR plus 2.00% that is payable monthly in arrears, and an unused fee of 15 or 20 basis points, depending upon whether utilization exceeds 50.0%. During the year ended December 31, 2023, the weighted average unused fee was 20 basis points. This facility is 100% recourse to Holdco. As of December 31, 2023, we pledged one loan investment with a collateral principal balance of $32.8 million and had outstanding Term SOFR-based borrowings of $23.8 million.

Asset-Specific Financing Arrangements

As of December 31, 2023, we had four separate asset-specific financing arrangements with four third-party lenders. On December 5, 2023, we closed a $90.6 million loan financing facility (the "HSBC Facility"). The HSBC Facility provides asset-specific financing on a non-mark-to-market basis with matched term. This facility is 20% recourse to Holdco. On November 17, 2022, we closed a $23.3 million asset-specific financing arrangement with Customers Bank. The arrangement provides non-mark-to-market matched term, non-recourse financing. On September 1, 2022, we closed a $397.9 million asset-specific financing arrangement with an Institutional Lender ("Institutional Lender 2"). The arrangement provides non-mark-to-market matched term, non-recourse financing. On June 30, 2022, we closed a $200.0 million loan financing facility (the "BMO Facility"). The BMO Facility provides asset-specific financing on a non-mark-to-market basis with matched term. This facility is 25% recourse to Holdco.

The following table details our asset-specific financing arrangements (dollars in thousands):

				December 31, 2023						
		Financing						**Collateral**		
Asset-specific financing	Count	Commitment amount	Outstanding principal balance	Carrying value[1]	Wtd. avg. spread[2]	Wtd. avg. term[3]	Count	Outstanding principal balance	Amortized Cost	Wtd. avg. term
HSBC Facility	1	$ 90,564	$ 82,143	$ 81,351	2.1 %	3.5	3	$ 117,343	$ 116,694	3.5
BMO Facility	1	200,000	29,110	28,883	2.0 %	3.7	1	37,623	37,370	3.7
Institutional Lender 2[4]	1	141,526	141,526	141,526	3.5 %	1.1	2	136,057	134,319	1.4
Customers Bank	1	23,250	21,379	21,050	2.5 %	3.7	1	28,956	28,784	3.7
Total / weighted average		$ 455,340	$ 274,158	$ 272,810	2.8 %	2.3 years		$ 319,979	$ 317,167	2.6 years

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(1)   Net of $1.3 million unamortized deferred financing costs.

(2)   Collateral loan assets and related financings are indexed to Term SOFR.

(3)   Borrowings are term-matched to the corresponding collateral loan asset. The weighted-average term assumes all extension options of the collateral loan asset are exercised by the borrower.

(4)   Collateral includes one loan and a receivable owed pursuant to the terms of a co-lender agreement and servicing agreement, of which $88.0 million of this borrowing was repaid in January 2024.

Collateralized Loan Obligations

As of December 31, 2023, we had three collateralized loan obligations, TRTX 2022-FL5, TRTX 2021-FL4, and TRTX 2019-FL3, totaling $1.9 billion, financing $2.5 billion, or 71.5%, of our loans held for investment portfolio, and holding $247.2 million of cash for investment in eligible loan collateral. As of December 31, 2023, our CRE CLOs provide low cost, non-mark-to-market, non-recourse financing for 63.6% of our loan portfolio borrowings. The collateralized loan obligations bear a weighted average interest rate of Term SOFR plus 1.95%, have a weighted average advance rate of 79.3%, and include a reinvestment feature that allows us to contribute existing or new loan investments in exchange for proceeds from loan repayments held by the CRE CLOs.

The following table details the loan collateral and borrowings under our CRE CLOs (dollars in thousands):

	December 31, 2023					
CRE CLOs	**Count**	**Benchmark interest rate**	**Outstanding principal balance**	**Carrying value[(1)]**	**Wtd. avg. spread[(2)]**	**Wtd. avg. maturity[(3)]**
TRTX 2019-FL3						
Collateral loan investments	5	Term SOFR[(4)]	$ 345,150	$ 220,562	3.66%	1.7
Financing provided	1	Term SOFR[(4)]	154,291	154,291	2.38%	10.8
TRTX 2021-FL4						
Collateral loan investments	21	Term SOFR[(5)]	1,070,968	961,604	3.63%	2.5
Financing provided	1	Term SOFR[(5)]	858,468	856,747	1.80%	14.2
TRTX 2022-FL5						
Collateral loan investments	15	Term SOFR[(6)]	1,075,000	1,059,239	3.61%	3.0
Financing provided	1	Term SOFR[(6)]	907,031	904,136	2.02%	15.1
Total						
Collateral loan investments[(7)]	41	Term SOFR	$ 2,491,118	$ 2,241,405	3.62%	2.6 years
Financing provided[(8)]	3	Term SOFR	$ 1,919,790	$ 1,915,174	1.95%	14.3 years

(1) Includes loan amounts held in our CRE CLO investment structures and does not include other loans held for investment, net of $3.9 million held within the Sub-REIT structure.

(2) Weighted average spread excludes the amortization of loan fees and deferred financing costs.

(3) Loan term represents weighted-average final maturity, assuming extension options are exercised by the borrower. Repayments of CRE CLO notes are dependent on timing of underlying loan repayments post-reinvestment period. The term of the CRE CLO notes represents the rated final distribution date.

(4) On October 1, 2021, the benchmark index interest rate for borrowings under TRTX 2019-FL3 was converted from Compounded SOFR to Term SOFR by the designated transaction representative under the FL3 indenture. We exercised our right to convert the mortgage assets' benchmark interest rate from LIBOR to Term SOFR to eliminate the difference between benchmark rates used for the assets and liabilities of the CRE CLO. As of December 31, 2023, the TRTX 2019-FL3 mortgage assets are indexed to Term SOFR.

(5) On May 15, 2023, the benchmark index interest rate for borrowings under TRTX 2021-FL4 was converted from LIBOR to Term SOFR by the designated transaction representative under the FL4 indenture. We exercised our right to convert the mortgage assets' benchmark interest rate from LIBOR to Term SOFR to eliminate the difference between benchmark rates used for the assets and liabilities of the CRE CLO.

(6) We had the ability to convert the interest rate benchmark from Compounded SOFR to Term SOFR once 50% of the underlying mortgage loans were converted to Term SOFR. On September 12, 2023, the benchmark interest rate for borrowings under TRTX 2022-FL5 was converted from Compounded SOFR to Term SOFR. As of December 31, 2023, all of the TRTX 2022-FL5 mortgage assets are indexed to Term SOFR.

(7) Collateral loan investment assets of FL3, FL4 and FL5 represent 9.9%, 30.7% and 30.9% of the aggregate unpaid principal balance of our loans held for investment portfolio as of December 31, 2023.

(8) During the three months ended December 31, 2023, we recognized interest expense of $38.2 million, which includes $1.5 million of deferred financing cost amortization. During the year ended December 31, 2023, we recognized interest expense of $153.3 million, which includes $5.0 million of deferred financing cost amortization.

During the year ended December 31, 2023, we utilized our eligible reinvestment feature related to TRTX 2021-FL4 sixteen times, recycling repayment of loan principal received of $384.4 million. During the year ended December 31, 2023, we utilized our eligible reinvestment feature related to TRTX 2022-FL5 three times, recycling $80.1 million of principal repayments received. The reinvestment period for TRTX 2019-FL3 ended on October 11, 2021. The reinvestment period for TRTX 2021-FL4 ended on March 11, 2023. In accordance with the TRTX 2021-FL4 indenture, prior to the end of the reinvestment period on March 11, 2023, we committed to contribute certain assets and completed the contribution process by mid-May 2023.

See Note 5 to our Consolidated Financial Statements included in this Form 10-K for details about our CRE CLO reinvestment feature.

Mortgage Loan Payable

Through a wholly-owned, special purpose subsidiary, we are the borrower under a $31.2 million mortgage loan secured by a deed of trust against an REO asset. The first mortgage loan was provided by an institutional lender, has an interest-only five year term and bears interest at a rate of 7.7%. As of December 31, 2023, the carrying value of the loan was $30.6 million.

Non-Consolidated Senior Interests and Retained Mezzanine Loans

In certain instances, we create structural leverage through the co-origination or non-recourse syndication of a senior loan interest to a third party. In either case, the senior mortgage loan (i.e., the non-consolidated senior interest) is not included on our balance sheet. When we create structural leverage through the co-origination or non-recourse syndication of a senior loan interest to a third party, we retain on our balance sheet a mezzanine loan.

As of December 31, 2023, there are no non-consolidated senior interests or retained mezzanine loans outstanding.

Financial Covenants for Outstanding Borrowings

For a description of our financial covenants and guarantees for outstanding borrowings related to our secured financing agreements, see Note 6 to our Consolidated Financial Statements included in this Form 10-K.

We were in compliance with all financial covenants for our secured credit agreements and secured revolving credit facility to the extent of outstanding balances as of December 31, 2023. Effective September 30, 2023, we obtained from our lenders a waiver with respect to the minimum interest coverage ratio covenant. This waiver reduced the minimum interest coverage ratio to 1.30 to 1.0 from 1.40 to 1.0 for the quarters ended September 30, 2023 and December 31, 2023. The interest coverage ratio threshold will revert to 1.40 to 1.0 for the quarter ending March 31, 2024 and thereafter. We were in compliance with all financial covenants for our secured credit agreements and secured revolving credit facility to the extent of outstanding balances as of December 31, 2022.

If we fail to satisfy any of the covenants in our financing arrangements and are unable to obtain a waiver or other suitable relief from the lenders, we would be in default under these agreements, which could result in a cross-default or cross-acceleration under other financing arrangements, and our lenders could elect to declare outstanding amounts due and payable (or such amounts may automatically become due and payable), terminate their commitments, require the posting of additional collateral and enforce their respective interests against existing collateral. A default also could significantly limit our financing alternatives, which could cause us to curtail our investment activities or dispose of assets when we otherwise would not choose to do so. Further, this could make it difficult for us to satisfy the requirements necessary to maintain our qualification as a REIT for U.S. federal income tax purposes.

Floating Rate Portfolio

Our business model seeks to minimize our exposure to changing interest rates by match-indexing our assets using the same, or similar, benchmark indices. Accordingly, rising interest rates will generally increase our net interest income, while declining interest rates will generally decrease our net interest income, subject to the impact of interest rate floors in our mortgage loan investment portfolio. As of December 31, 2023, 100.0% of our loan investments by unpaid principal balance earned a floating rate of interest and were financed with liabilities that require interest payments based on floating rates, which resulted in $0.5 billion of net floating rate exposure, subject to the impact of interest rate floors on all our floating rate loans and less than 1.2% of our liabilities. Subject to the specific footnote disclosures in the preceding tables describing our revolving credit facilities, secured financing arrangements, asset-specific financing arrangements and CRE CLOs, and the table that follows, our liabilities are generally index-matched to each loan investment asset, resulting in a net exposure to movements in floating benchmark interest rates that varies based on the relative proportion of floating rate assets and liabilities.

The following table details the net floating rate exposure of our loan portfolio by unpaid principal balance as of December 31, 2023 (dollars in thousands):

	Net exposure
Floating rate mortgage loan assets[1]	$ 3,484,052
Floating rate mortgage loan liabilities[1][2]	(3,017,248)
Total floating rate mortgage loan exposure, net	$ 466,804

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(1) As of December 31, 2023, all of our floating rate mortgage loan assets and all of our outstanding floating rate mortgage loan liabilities were subject to Term SOFR as the benchmark interest rate.

(2) Floating rate liabilities include secured credit agreements, a secured revolving credit facility, asset-specific financing arrangements and collateralized loan obligations.

Interest-Earning Assets and Interest-Bearing Liabilities

The following table presents the average balance of interest-earning assets and related interest-bearing liabilities, associated interest income and interest expense, and financing costs and the corresponding weighted average yields for our loan portfolio (dollars in thousands):

	Three Months Ended					
	December 31, 2023			September 30, 2023		
	Average amortized cost[1]	Interest income / expense	Wtd. avg. yield / financing cost[2]	Average amortized cost[1]	Interest income / expense	Wtd. avg. yield / financing cost[2]
Core Interest-earning assets:						
First mortgage loans	$ 3,889,996	$ 84,062	8.6 %	$ 4,346,596	$ 90,046	8.3 %
Core interest-earning assets	$ 3,889,996	$ 84,062	8.6 %	$ 4,346,596	$ 90,046	8.3 %
Interest-bearing liabilities:						
Collateralized loan obligations	1,956,974	38,204	7.8 %	$ 2,040,340	$ 38,334	7.5 %
Secured credit agreements	993,340	18,826	7.6 %	1,062,256	20,670	7.8 %
Secured revolving credit facility	18,091	710	15.7 %	19,728	765	15.5 %
Asset-specific financing arrangements	193,689	4,417	9.1 %	405,039	10,037	9.9 %
Mortgage loan payable	31,200	648	7.7 %	31,200	691	7.7 %
Total interest-bearing liabilities	$ 3,193,294	$ 62,805	7.9 %	$ 3,558,563	$ 70,497	7.9 %
Net interest income[3]		$ 21,257			$ 19,549	
Other Interest-earning assets:						
Cash equivalents	$ 247,451	$ 2,918	4.7 %	$ 302,540	$ 2,309	3.1 %
Accounts receivable from servicer/ trustee	251,157	3,036	4.8 %	252,653	2,625	4.2 %
Total interest-earning assets	$ 4,388,604	$ 90,016	8.2 %	$ 4,901,789	$ 94,980	7.8 %

(1) Based on amortized cost for loans held for investment and interest-bearing liabilities as of December 31, 2023. Calculated balances as the month-end averages.

(2) Weighted average yield or financing cost calculated based on annualized interest income or expense divided by calculated month-end average outstanding balance.

(3) Represents interest income on core interest-earning assets less interest expense on total interest-bearing liabilities. Interest income on Other Interest-earning assets is included in Other Income, net on the consolidated statements of income and comprehensive income.

The following table presents the average balance of interest-earning assets and related interest-bearing liabilities, associated interest income and interest expense, and financing costs and the corresponding weighted average yields for our loan portfolio (dollars in thousands):

	Years Ended					
	December 31, 2023			December 31, 2022		
	Average amortized cost[1]	Interest income / expense	Wtd. avg. yield / financing cost[2]	Average amortized cost[1]	Interest income / expense	Wtd. avg. yield / financing cost[2]
Core Interest-earning assets:						
First mortgage loans	$ 4,491,580	$ 362,550	8.1 %	$ 5,187,304	$ 100,325	7.7 %
Core interest-earning assets	$ 4,491,580	$ 362,550	8.1 %	$ 5,187,304	$ 100,325	7.7 %
Interest-bearing liabilities:						
Collateralized loan obligations	2,133,013	153,347	7.2 %	$ 2,465,513	$ 34,653	5.6 %
Secured credit agreements	1,056,303	74,876	7.1 %	1,126,097	16,983	6.0 %
Secured revolving credit facility	55,960	5,050	9.0 %	116,770	1,845	6.3 %
Asset-specific financing arrangements	417,687	39,189	9.4 %	555,944	11,693	8.4 %
Mortgage loan payable	31,200	1,400	7.7 %	—	—	— %
Total interest-bearing liabilities	$ 3,694,163	$ 273,862	7.4 %	$ 4,264,324	$ 65,174	6.1 %
Net interest income[3]		$ 88,688			$ 35,151	
Other Interest-earning assets:						
Cash equivalents	$ 246,336	$ 7,788	3.2 %	$ 216,858	$ 870	1.6 %
Accounts receivable from servicer/ trustee	316,750	11,344	3.6 %	334,245	1,163	1.4 %
Total interest-earning assets	$ 5,054,666	$ 381,682	7.6 %	$ 5,738,407	$ 102,358	7.1 %

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(1)   Based on amortized cost for loans held for investment and interest-bearing liabilities as of December 31, 2023. Calculated balances as the month-end averages.

(2)   Weighted average yield or financing cost calculated based on annualized interest income or expense divided by calculated month-end average outstanding balance.

(3)   Represents interest income on core interest-earning assets less interest expense on total interest-bearing liabilities. Interest income on Other Interest-earning assets is included in Other Income, net on the consolidated statements of income and comprehensive income.

Our Results of Operations

Operating Results

Comparison of the Three Months Ended December 31, 2023 and September 30, 2023

The following table sets forth information regarding our consolidated results of operations (dollars in thousands, except per share data):

		Three Months Ended				
		December 31, 2023		September 30, 2023[2]		Variance
Interest income and interest expense						
Interest income	$	84,062	$	90,046	$	(5,984)
Interest expense		(62,805)		(70,497)		7,692
Net interest income		21,257		19,549		1,708
Other revenue						
Other income, net		5,957		5,439		518
Revenue from real estate owned operations		4,273		2,028		2,245
Total other revenue		10,230		7,467		2,763
Other expenses						
Professional fees		2,536		1,257		1,279
General and administrative		970		718		252
Stock compensation expense		3,259		1,153		2,106
Servicing and asset management fees		551		648		(97)
Management fee		4,913		5,545		(632)
Expenses from real estate owned operations		2,586		3,098		(512)
Total other expenses		14,815		12,419		2,396
Gain on sale of real estate owned, net		7,028		—		7,028
Credit loss expense, net		(17,254)		(75,805)		58,551
Income (loss) before income taxes		6,446		(61,208)		67,654
Income tax expense, net		(65)		(5)		(60)
Net income (loss)	$	6,381	$	(61,213)	$	67,594
Preferred stock dividends and participating securities' share in earnings		(3,749)		(3,423)		(326)
Net income (loss) attributable to common stockholders - see Note 11	$	2,632	$	(64,636)	$	67,268
Other comprehensive income (loss)						
Net income (loss)	$	6,381	$	(61,213)	$	67,594
Comprehensive net income (loss)	$	6,381	$	(61,213)	$	67,594
Earnings (loss) per common share, basic[1]	$	0.03	$	(0.83)	$	0.86
Earnings (loss) per common share, diluted[1]	$	0.03	$	(0.83)	$	0.86
Dividends declared per common share	$	0.24	$	0.24	$	—

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(1) Basic and diluted earnings per common share are computed independently based on the weighted-average shares of common stock outstanding. Diluted earnings per common share also includes the impact of participating securities outstanding plus any incremental shares that would be outstanding assuming the exercise of the Warrants.

(2) Additional information regarding our consolidated results of operations and financial performance for the three months ended September 30, 2023 can be found in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 filed with the SEC on October 31, 2023.

Net Interest Income

Net interest income increased by $1.7 million to $21.3 million during the three months ended December 31, 2023 compared to $19.5 million for the three months ended September 30, 2023. The increase was primarily due to repayments on our secured financing arrangements during the fourth quarter related to full loan repayments, loan sales and REO conversions.

Other Revenue

Other revenue increased $2.8 million for the three months ended December 31, 2023 compared to the three months ended September 30, 2023 primarily due to revenue earned in connection with the sale of an in-the-money rate cap that was collaterally-assigned to us as part of a multifamily loan that was converted to REO and later sold, and an increase in interest rates earned on higher cash balances during the period.

Other Expenses

Other expenses increased $2.4 million for the three months ended December 31, 2023 compared to the three months ended September 30, 2023, primarily due to an increase in stock compensation expense and professional fees offset by a decrease in management fee expense.

Gain on Sale of Real Estate Owned, net

During the three months ended December 31, 2023, we sold a multifamily REO property for net cash proceeds of $75.4 million and recognized a gain on sale of real estate owned, net of $7.0 million. We did not sell any real estate owned during the three months ended September 30, 2023.

Credit Loss Expense

Credit loss expense decreased by $58.6 million for the three months ended December 31, 2023 compared to the three months ended September 30, 2023. The decrease to our credit loss expense was primarily due to the realized losses on loan sales and REO conversions of $184.1 million during the period as compared to $117.5 million during the prior quarter, which includes the reversal of previously recorded credit loss expense. This decrease was partially offset by an increase in our allowance for credit losses due to weakening credit indicators, rising interest rates, and an uncertain macroeconomic outlook. See Notes 3 and 15 to our Consolidated Financial Statements included in this Form 10-K for additional details regarding our allowance for credit losses, risk ratings, and property type concentration risk.

Preferred Stock Dividends and Participating Securities Share in Earnings

During each of the three month periods ended December 31, 2023 and September 30, 2023, we declared and paid a cash dividend of $3.1 million related to our Series C Preferred Stock.

Dividends Declared Per Common Share

During the three months ended December 31, 2023, we declared cash dividends of $0.24 per common share, or $19.2 million. During the three months ended September 30, 2023, we declared cash dividends of $0.24 per common share, or $18.9 million.

Comparison of the Years Ended December 31, 2023 and December 31, 2022

The following table sets forth information regarding our consolidated results of operations (dollars in thousands, except per share data):

| | | Years Ended | | | |
		December 31, 2023	December 31, 2022		Variance
Interest income and interest expense					
Interest income	$	362,550	$ 302,860	$	59,690
Interest expense		(273,862)	(160,755)		(113,107)
Net interest income		88,688	142,105		(53,417)
Other revenue					
Other income, net		19,875	2,849		17,026
Revenue from real estate owned operations		7,829	—		7,829
Total other revenue		27,704	2,849		24,855
Other expenses					
Professional fees		6,695	4,735		1,960
General and administrative		3,845	4,399		(554)
Stock compensation expense		8,029	5,052		2,977
Servicing and asset management fees		1,352	1,975		(623)
Management fee		22,426	23,455		(1,029)
Incentive management fee		—	5,183		(5,183)
Expenses from real estate owned operations		7,532	—		7,532
Total other expenses		49,879	44,799		5,080
Gain on sale of real estate owned, net		7,028	13,291		(6,263)
Credit loss expense, net		(189,912)	(172,982)		(16,930)
(Loss) income before income taxes		(116,371)	(59,536)		(56,835)
Income tax expense, net		(259)	(530)		271
Net (loss) income	$	(116,630)	$ (60,066)	$	(56,564)
Preferred stock dividends and participating securities' share in earnings		(14,275)	(13,578)		(697)
Net (loss) income attributable to common stockholders - see Note 11	$	(130,905)	$ (73,644)	$	(57,261)
Other comprehensive income (loss)					
Net (loss) income	$	(116,630)	$ (60,066)	$	(56,564)
Comprehensive net income (loss)	$	(116,630)	$ (60,066)	$	(56,564)
(Loss) earnings per common share, basic[1]	$	(1.69)	$ (0.95)	$	(0.74)
(Loss) earnings per common share, diluted[1]	$	(1.69)	$ (0.95)	$	(0.74)
Dividends declared per common share	$	0.96	$ 0.96	$	—

_____

(1)   Basic and diluted earnings per common share are computed independently based on the weighted-average shares of common stock outstanding. Diluted earnings per common share also includes the impact of participating securities outstanding plus any incremental shares that would be outstanding assuming the exercise of the Warrants.

Net Interest Income

Net interest income decreased $53.4 million to $88.7 million during the year ended December 31, 2023 compared to $142.1 million for the year ended December 31, 2022. The decrease was primarily due to an increase in the number of loans placed on non-accrual, including those on cost-recovery, which totaled ten throughout the year ended December 31, 2023 compared to none during the comparable period. Our weighted average interest rate floors increased from 0.85% as of December 31, 2022 to 1.09% as of December 31, 2023.

Other Revenue

Other revenue increased $24.9 million for the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily due to an increase in interest rates earned on our cash balances as well as revenue earned from real estate owned operations from an office property acquired through a deed-in-lieu of foreclosure during the second quarter of 2023.

Other Expenses

Other expenses increased $5.1 million for the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily due to an increase in expenses from real estate owned operations of $7.5 million from an office property acquired through a deed-in-lieu of foreclosure during the second quarter of 2023 and an increase in stock compensation of $3.0 million for the year ended December 31, 2023 compared to the same period in 2022. This increase was partially offset by a decrease in incentive management fee expense of $5.2 million earned during the year ended December 31, 2022 compared to no incentive management fee expense for the same period in 2023.

Gain on Sale of Real Estate Owned, net

During the year ended December 31, 2023, we sold a multifamily REO property for net cash proceeds of $75.4 million and recognized a gain on sale of real estate owned, net of $7.0 million. During the year ended December 31, 2022, we sold a 10-acre parcel of REO property for net cash proceeds of $73.9 million and recognized a gain on sale of real estate owned, net of $13.3 million.

Credit Loss Expense

Credit loss expense increased by $16.9 million for the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily due to a $189.9 million increase to our allowance for credit losses during the year ended December 31, 2023 compared to a $173.0 million increase recognized during the comparable period. The credit loss expense increase during the year ended December 31, 2023, was primarily due to an increase of $79.6 million related to realized losses on loan resolutions, partially offset by a decline in the general CECL reserve of $62.6 million resulting from changes in macroeconomic conditions and investment activity during the current year. See Note 3 to our Consolidated Financial Statements included in this Form 10-K for additional details regarding our allowance for credit losses and risk ratings.

Preferred Stock Dividends and Participating Securities Share in Earnings

During each of the year ended periods ended December 31, 2023 and 2022, we declared and paid cash dividends of $12.6 million related to our Series C Preferred Stock.

Dividends Declared Per Common Share

During the year ended December 31, 2023, we declared cash dividends of $0.96 per common share, or $76.0 million. During the year ended December 31, 2022, we declared cash dividends of $0.96 per common share, or $75.1 million.

Liquidity and Capital Resources

Capitalization

We have capitalized our business to-date through, among other things, the issuance and sale of shares of our common stock, issuance of Series C Preferred Stock classified as permanent equity, issuance of Series B Preferred Stock treated as temporary equity, borrowings under secured credit agreements, secured revolving credit facilities, collateralized loan obligations, mortgage loan payable, asset-specific financings, and non-consolidated senior interests. As of December 31, 2023, we had outstanding 77.9 million shares of our common stock representing $0.9 billion of stockholders' equity, $194.4 million of Series C Preferred Stock, and $3.0 billion of outstanding borrowings used to finance our investments and operations.

See Notes 5 and 6 to our Consolidated Financial Statements included in this Form 10-K for details regarding our borrowings under secured credit agreements, a secured revolving credit facility, asset-specific financings and collateralized loan obligations.

Debt-to-Equity Ratio and Total Leverage Ratio

The following table presents our Debt-to-Equity ratio and Total Leverage ratio:

	December 31, 2023	December 31, 2022
Debt-to-equity ratio[1]	2.53x	2.97x
Total leverage ratio[2]	2.53x	2.97x

_____

(1) Represents (i) total outstanding borrowings under secured financing arrangements, including collateralized loan obligations, secured credit agreements, asset-specific financing arrangements, a secured revolving credit facility, and mortgage loans payable, less cash, to (ii) total stockholders' equity, at period end.

(2) Represents (i) total outstanding borrowings under secured financing arrangements, including collateralized loan obligations, secured credit agreements, asset-specific financing arrangements, a secured revolving credit facility, and mortgage loans payable, plus non-consolidated senior interests sold or co-originated (if any), less cash, to (ii) total stockholders' equity, at period end.

Sources of Liquidity

Our primary sources of liquidity include cash and cash equivalents, available borrowings under secured credit agreements, available borrowings under our asset-specific financing arrangements, capacity in our collateralized loan obligations available for reinvestment, and a secured revolving credit facility.

Our current sources of near-term liquidity are set forth in the following table (dollars in thousands):

	December 31, 2023	December 31, 2022
Cash and cash equivalents	$ 206,376	$ 254,050
Secured credit agreements	24,784	38,380
Secured revolving credit facility	—	556
Asset-specific financing arrangements	1,592	770
Collateralized loan obligation proceeds held at trustee	247,229	297,168
Total	$ 479,981	$ 590,924

Our existing loan portfolio may provide us with liquidity as loans are repaid or sold, in whole or in part, of which some proceeds may be included in accounts receivable from our servicers until released and the proceeds from such repayments become available for us to reinvest. For the year ended December 31, 2023, loan repayments (including $0.5 million of accrued PIK interest) totaled $891.1 million, and loan sales totaled $247.6 million. We held unencumbered loan investments with an aggregate unpaid principal balance of $97.8 million that are eligible to pledge under our existing financing arrangements. Additionally, proceeds from the sale of REO properties may provide us with liquidity. For the year ended December 31, 2023, proceeds from the sale of REO totaled $75.4 million.

Uses of Liquidity

In addition to our ongoing loan activity, our primary liquidity needs include interest and principal payments under our $3.0 billion of outstanding borrowings under secured credit agreements, a secured revolving credit facility, asset-specific financing arrangements, and collateralized loan obligations, the repurchase or deleveraging of loans, $183.3 million of unfunded loan commitments on our loans held for investment, dividend distributions to our preferred and common stockholders, and operating expenses.

Consolidated Cash Flows

Our primary cash flow activities involve actively managing our investment portfolio, originating floating rate, first mortgage loan investments, and raising capital through public offerings of our equity and debt securities.

The following table provides a breakdown of the net change in our cash, cash equivalents, and restricted cash balances (dollars in thousands):

	Year Ended December 31,	
	2023	**2022**
Cash flows provided by operating activities	$ 80,126	$ 100,496
Cash flows provided by (used in) investing activities	1,095,385	(452,561)
Cash flows (used in) provided by financing activities	(1,222,808)	345,341
Net change in cash, cash equivalents, and restricted cash	$ (47,297)	$ (6,724)

Operating Activities

During the year ended December 31, 2023 and 2022, cash flows provided by operating activities totaled $80.1 million and $100.5 million, respectively, primarily related to a decline in net interest income and an increase in operating expenses.

Investing Activities

During the year ended December 31, 2023, cash flows provided by investing activities totaled $1.1 billion primarily due to loan repayments of $1.1 billion, proceeds from the sale of loans held for investment of $247.6 million, and proceeds from the sale of real estate owned of $75.4 million, offset by new loan originations and acquisitions of $194.7 million, advances on loans of $140.5 million, and capital expenditures related to real estate owned of $5.4 million. During the year ended December 31, 2022 cash flows used in investing activities totaled $452.6 million primarily due to new loan originations of $1.5 billion and advances on loans and capital expenditures related to real estate owned of $145.2 million and $5.1 million, respectively, offset by loan repayments of $1.1 billion and proceeds from the sale of real estate owned of $154.7 million.

Financing Activities

During the year ended December 31, 2023, cash flows used in financing activities totaled $1,222.8 million primarily due to repayments of CRE CLO liabilities of $541.4 million as a result of the repayment of underlying loans, payments on secured financing agreements of $814.2 million, payments on asset-specific financing arrangements of $386.2 million and payment of dividends on our common stock and Series C Preferred Stock of $88.4 million, offset by borrowings on our secured financing agreements of $484.8 million, borrowings on our asset-specific financing arrangements of $94.9 million and proceeds from mortgage loan payable of $31.2 million. During the year ended December 31, 2022, cash flows provided by financing activities totaled $345.3 million primarily due to proceeds from the issuance of TRTX 2022-FL5 of $907.0 million, borrowings on our secured financing agreements of $1.3 billion, borrowings on our asset-specific financing arrangements of $584.8 million, offset by payments on CRE CLOs of $1.0 billion (of which $600.8 million related to the redemption of TRTX 2018-FL2), payments on secured financing agreements of $1.3 billion, payments on asset-specific financing arrangements of $19.5 million, and payment of dividends on our common stock and Series C Preferred Stock of $92.9 million.

See Note 5 to our Consolidated Financial Statements included in this Form 10-K for additional details related to our CRE CLO financing activities.

Material Cash Requirements

Contractual Obligations and Commitments

Our contractual obligations and commitments as of December 31, 2023 were as follows (dollars in thousands):

| | Total obligation | Payment timing | | | |
		Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Unfunded loan commitments[1]	$ 183,293	$ 73,723	$ 105,827	$ 3,743	$ —
Collateralized loan obligations—principal[2]	1,919,790	557,379	781,802	580,609	—
Secured credit agreements—principal[3]	799,518	295,421	504,097	—	—
Secured revolving credit facility—principal[3]	23,782	—	23,782	—	—
Asset-specific financing arrangements—principal[4]	274,158	88,046	71,312	114,800	—
Mortgage loan payable—principal	31,200	—	—	31,200	—
Collateralized loan obligations—interest[5]	312,611	122,478	142,800	47,333	—
Secured credit agreements—interest[5]	68,572	51,394	17,178	—	—
Secured revolving credit facility—interest[3]	2,035	1,773	262	—	—
Asset-specific financing arrangements—interest[5]	49,646	15,381	28,105	6,160	—
Mortgage loan payable—interest	10,969	2,428	4,856	3,685	—
Total	$ 3,675,574	$ 1,208,023	$ 1,680,021	$ 787,530	$ —

_____

(1) The allocation of our unfunded loan commitments for our loans held for investment portfolio is based on the earlier of the commitment expiration date and the loan maturity date.

(2) Collateralized loan obligation liabilities are based on the fully extended maturity of mortgage loan collateral, considering the reinvestment window of our collateralized loan obligation.

(3) The allocation of secured credit agreements and secured revolving credit facility is based on the extended maturity date for those secured financing agreements where extensions are at our option, subject to no default, or the current maturity date of those facilities where extension options are subject to counterparty approval.

(4) The allocation of asset-specific financing arrangements are based on the fully extended maturity date of the underlying mortgage loan collateral.

(5) Amounts include the related future interest payment obligations, which are estimated by assuming the amounts outstanding under our secured debt agreements, asset-specific financing arrangements and collateralized loan obligations and the interest rates in effect as of December 31, 2023 will remain constant into the future. This is only an estimate, as actual amounts borrowed and rates will vary over time. Our floating rate loans and our related liabilities are indexed to Term SOFR.

With respect to our debt obligations that are contractually due within the next five years, we plan to employ several strategies to meet these obligations, including: (i) exercising maturity date extension options that exist in our current financing arrangements; (ii) negotiating extensions of terms with our providers of credit; (iii) periodically accessing the private and public equity and debt capital markets to raise cash to fund new investments or the repayment of indebtedness; (iv) the issuance of additional structured finance vehicles, such as collateralized loan obligations similar to TRTX 2022-FL5, TRTX 2021-FL4, or TRTX 2019-FL3 as a method of financing; (v) term loans with private lenders; (vi) selling loans and REO to generate cash to repay our debt obligations; and/or (vii) applying repayments from underlying loans to satisfy the debt obligations which they secure. Although these avenues have been available to us in the past, we cannot offer any assurance that we will be able to access any or all of these alternatives in the future.

We are required to pay our Manager a base management fee, an incentive fee, and reimbursements for certain expenses pursuant to our Management Agreement. The table above does not include the amounts payable to our Manager under our Management Agreement as they are not fixed and determinable. During the year ended December 31, 2023, our Manager did not earn an incentive management fee. See Note 10 to our Consolidated Financial Statements included in this Form 10-K for additional terms and details of the fees payable under our Management Agreement.

As a REIT, we generally must distribute substantially all of our net taxable income to stockholders in the form of dividends to comply with the REIT provisions of the Internal Revenue Code. In 2017, the IRS issued a revenue procedure permitting "publicly offered" REITs to make elective stock dividends (i.e. dividends paid in a mixture of stock and cash), with at least 20% of the total distribution being paid in cash, to satisfy their REIT distribution requirements. Pursuant to this revenue procedure, we may elect to make future distributions of our taxable income in a mixture of stock and cash.

Our REIT taxable income does not necessarily equal our net income as calculated in accordance with GAAP or our Distributable Earnings as described above. See Note 9 to our Consolidated Financial Statements included in this Form 10-K for additional details.

Corporate Activities

Dividends

Upon the approval of our Board of Directors, we accrue dividends. We intend to distribute each year not less than 90% of our taxable income to our stockholders to comply with the REIT provisions of the Internal Revenue Code. The Board of Directors will determine whether to pay future dividends, entirely in cash, or in a combination of stock and cash based on facts and circumstances at the time such decisions are made.

On December 18, 2023, our Board of Directors declared and approved a cash dividend of $0.24 per share of common stock, or $19.2 million in the aggregate, for the fourth quarter of 2023. The common stock dividend was paid on January 25, 2024 to the holders of record of our common stock as of December 29, 2023.

On December 8, 2023, our Board of Directors declared a cash dividend of $0.3906 per share of Series C Preferred Stock, or $3.1 million in the aggregate, for the fourth quarter of 2023. The Series C Preferred Stock dividend was paid on December 29, 2023 to the preferred stockholders of record as of December 19, 2023.

On December 9, 2022, our Board of Directors declared and approved a cash dividend of $0.24 per share of common stock, or $19.0 million in the aggregate, for the fourth quarter of 2022. The common stock dividend was paid on January 25, 2023 to the holders of record of our common stock as of December 29, 2022.

On December 9, 2022, our Board of Directors declared a cash dividend of $0.3906 per share of Series C Preferred Stock, or $3.1 million in the aggregate, for the fourth quarter of 2022. The Series C Preferred Stock dividend was paid on December 30, 2022 to the preferred stockholders of record as of December 20, 2022.

For the year ended December 31, 2023 and 2022, common stock dividends in the amount of $76.0 million and $75.1 million, respectively, were declared and approved.

As of December 31, 2023 and December 31, 2022, common stock dividends of $19.2 million and $19.0 million, respectively, were unpaid and are reflected in dividends payable on our consolidated balance sheets.

Critical Accounting Estimates

The preparation of our consolidated financial statements in accordance with GAAP requires our management to make estimates and judgments that affect the reported amounts of assets and liabilities, interest income and other revenue recognition, allowance for loan losses, expense recognition, tax liability, future impairment of our investments, valuation of our investment portfolio and disclosure of contingent assets and liabilities, among other items. Our management bases these estimates and judgments about current, and for some estimates, future economic and market conditions and their effects on available information, historical experience and other assumptions that we believe are reasonable under the circumstances. However, these estimates, judgments and assumptions are often subjective and may be impacted negatively based on changing circumstances or changes in our analyses.

If conditions change from those expected, it is possible that our judgments, estimates and assumptions could change, which may result in a change in our interest income and other revenue recognition, allowance for loan losses, expense recognition, tax liability, future write-offs of our investments, and valuation of our investment portfolio, among other effects. If actual amounts are ultimately different from those estimated, judged or assumed, revisions are included in the consolidated financial statements in the period in which the actual amounts become known. We believe our critical accounting estimates could potentially produce materially different results if we were to change underlying estimates, judgments or assumptions.

During 2023, our Manager reviewed and evaluated our critical accounting policies and believes them to be appropriate, but such belief is based on judgments, estimates and assumptions. The following is a summary of our significant accounting policies that we believe are the most affected by our Manager's judgments, estimates, and assumptions:

Real Estate Owned

Upon the acquisition of a property, we assess the fair value of the acquired tangible and intangible assets (including land, buildings, tenant improvements, above and below-market leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and allocate the purchase price to the acquired assets and assumed liabilities, which are on a relative fair value basis. The most significant portion of the allocation is to building and land and requires the use of market based estimates and assumptions. We assess and consider fair value based on estimated cash flow projections that utilize appropriate discount and/or capitalization rates, as well as other available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions.

In determining the fair value of the tangible assets of an acquired property, we consider the value of the property as if it were vacant. We also consider an allocation of purchase price of other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including (but not limited to) the nature and extent of the existing relationship with the tenants, the tenants' credit quality and expectations of lease renewals.

Acquired above and below-market leases are recorded at their fair values (using a discount rate which reflects the risks associated with the leases acquired) equal to the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management's estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for favorable leases and the initial term plus the term of any below-market fixed rate renewal options for unfavorable leases. Other intangible assets acquired include amounts for in-place lease values that are based on our evaluation of the specific characteristics of each tenant's lease. Factors to be considered include estimates of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, we consider leasing commissions, legal and other related expenses.

Allowance for Credit Losses

As discussed in Note 2 to the Consolidated Financial Statements included in this Form 10-K, on January 1, 2020, we adopted Accounting Standard Update ("ASU") 2016-13, Financial Instruments-Credit Losses, and subsequent amendments, which replaced the incurred loss methodology with an expected loss model known as the Current Expected Credit Loss ("CECL") model. The initial CECL reserve recorded on January 1, 2020 is reflected as a direct charge to our retained earnings on the consolidated statements of changes in equity. Subsequent changes to the CECL reserve are recognized through net income on our consolidated statements of income and comprehensive income. The allowance for credit losses measured under the CECL accounting framework represents an estimate of current expected losses for our existing portfolio of loans held for investment and is presented as a valuation reserve on our consolidated balance sheets. Expected credit losses related to non-cancelable unfunded loan commitments are accounted for as separate liabilities included in accrued expenses and other liabilities on the consolidated balance sheets. The allowance for credit losses for loans held for investment, as reported in our consolidated balance sheets, is adjusted by a credit loss (expense) benefit, which is reported in earnings in the consolidated statements of income and comprehensive income and reduced by the write-off of loan amounts, net of recoveries and additions related to purchased credit-deteriorated ("PCD") assets, if relevant. The allowance for credit losses includes a modeled component and an individually-assessed component. We have elected to not measure an allowance for credit losses on accrued interest receivables related to all of our loans held for investment because we write off uncollectible accrued interest receivable in a timely manner pursuant to our non-accrual policy.

We consider key credit quality indicators in underwriting loans and estimating credit losses, including but not limited to: the capitalization of borrowers and sponsors; the expertise of the borrowers and sponsors in a particular real estate sector and geographic market; collateral type; geographic region; use and occupancy of the property; property market value; loan-to-value ("LTV") ratio; loan amount and lien position; debt service and coverage ratio; our risk rating for the same and similar loans; and prior experience with the borrower and sponsor. This information is used to assess the financial and operating capability, experience and profitability of the sponsor/borrower. Ultimate repayment of our loans is sensitive to interest rate changes, general economic conditions, liquidity, LTV ratio, existence of a liquid investment sales market for commercial properties, and availability of replacement short-term or long-term financing. The loans in our commercial mortgage loan portfolio are secured by collateral of the following property types: office; life science; multifamily; hotel; industrial; mixed-use; land for industrial and office use; and self storage.

Our loans are typically collateralized by real estate, or in the case of mezzanine loans, by a partnership interest or similar equity interest in the entity that owns the real estate securing our first mortgage loan. We regularly evaluate on a loan-by-loan basis, typically no less frequently than quarterly, the extent and impact of any credit deterioration associated with the performance and/or value of the underlying collateral property, and the financial and operating capability of the borrower/sponsor. We also evaluate the financial strength of loan guarantors, if any, and the borrower's competency in managing and operating the property or properties. In addition, we consider the overall economic environment, real estate sector, and geographic sub-market in which the borrower operates. Such analyses are completed and reviewed by asset management personnel and evaluated by senior management, who utilize various data sources, including, to the extent available (i) periodic financial data such as property occupancy, tenant profile, rental rates, operating expenses, the borrower's exit plan, and capitalization and discount rates, (ii) site inspections, (iii) sales and financing comparables, (iv) current credit spreads for refinancing and (v) other market data.

Quarterly, the Company evaluates the risk of all loans and assigns a risk rating based on a variety of factors, whereby no single factor on its own, whether quantitative or qualitative, is given more weight than others. The factors that the Company considers in connection with this evaluation are grouped as follows: (i) loan and credit structure, including the as-is LTV and structural features; (ii) quality and stability of real estate value and operating cash flow, including debt yield, property type, dynamics of the geography, property type and local market, physical condition, stability of cash flow, leasing velocity and quality and diversity of tenancy; (iii) performance against underwritten business plan; and (iv) quality, experience and financial condition of sponsor, borrower and guarantor(s). Based on a 5-point scale, our loans are rated "1" through "5," from least risk to greatest risk, respectively:

1 - Very Low Risk

2 - Low Risk

3 - Medium Risk

4 - High Risk/Potential for Loss—A loan that has a risk of realizing a principal loss; and

5 - Default/Loss Likely—A loan that has a very high risk of realizing a principal loss or has otherwise incurred a principal loss.

We generally assign a risk rating of "3" to all loans originated or acquired during the most recent quarter, except when specific circumstances warrant an exception. During the three months ended March 31, 2023, the Company simplified its risk rating definitions. The Company re-evaluated its risk ratings based on the simplified definitions and concluded that there was no impact to prior period risk ratings.

Our CECL reserve also reflects estimates of the current and future economic conditions that impact the performance of the commercial real estate assets securing the loans. These estimates include unemployment rates, inflation rates, interest rates, price indices for commercial property, current and expected future availability of liquidity in the commercial property debt and equity capital markets, and other macroeconomic factors that may influence the likelihood and magnitude of potential credit losses for our loans during their anticipated term. We license certain macroeconomic financial forecasts to inform our view of the potential future impact that broader economic conditions may have on our loan portfolio's performance. Selection of the economic forecast or forecasts used, in conjunction with loan level inputs, to determine the CECL reserve requires significant judgment about future events that, while based on the information available to us as of the balance sheet date, are ultimately unknowable with certainty. The actual economic conditions impacting our loan portfolio could vary significantly from the estimates made for the periods presented.

The commercial property investment sales and commercial mortgage loan markets have experienced uneven liquidity due to global macroeconomic conditions, including heightened inflation, changes to fiscal and monetary policy, increased interest rates, currency fluctuations, labor shortages and recent distress in the banking sector, which continue to make it more difficult to estimate key inputs for estimating the allowance for credit losses. The amount of allowance for credit losses is influenced by the size of our loan portfolio, loan asset quality, risk rating, delinquency status, historic loss experience and other conditions influencing loss expectations, such as reasonable and supportable forecasts of economic conditions. We employ two methods to estimate credit losses in our loan portfolio: (1) a model-based approach and (2) an individually-assessed approach for loans considered to be "collateral-dependent" as the repayment of the loan is expected to be provided substantially through the operation or sale of the underlying collateral and the borrower is experiencing financial difficulty or foreclosure is probable. Estimates made by us are necessarily subject to change due to the limited number of observable inputs and uncertainty regarding the global macroeconomic conditions described above. See Note 2 to the Consolidated Financial Statements in this Form 10-K for further discussion of our methodologies.

Significant judgment is required when estimating future credit losses and as a result actual losses over time could be materially different. During the year ended December 31, 2023, we recognized a decrease of $144.8 million to our allowance for credit losses. The credit loss allowance was $69.8 million as of December 31, 2023.

See Note 2 to our Consolidated Financial Statements included in this Form 10-K for a listing and description of our significant accounting policies.

Recent Accounting Pronouncements

For a discussion of recently issued accounting pronouncements, see Note 2 to our Consolidated Financial Statements included in this Form 10-K.

Subsequent Events

For a discussion of subsequent events, see Note 16 to our Consolidated Financial Statements included in this Form 10-K.

Loan Portfolio Details

The following table provides details with respect to our loans held for investment portfolio on a loan-by-loan basis as of December 31, 2023 (dollars in millions, except loan per square foot/unit):

Loan #	Form of investment	Origination or acquisition date[2]	Total loan	Principal balance	Amortized cost[3]	Interest rate	All-in yield[4]	Fixed / floating	Extended maturity[5]	City / state	Property type	Loan type	Loan per SQFT / unit	LTV[6]	Risk rating[7]
First mortgage loans[1]															
1	Senior Loan	7/28/2022	$ 245.0	$ 245.0	$ 245.0	S + 3.4%	S + 3.7%	Floating	8/9/2027	San Jose, CA	Multifamily	Bridge	$444,646 Unit	75.9 %	3
2	Senior Loan[9]	8/21/2019	227.1	227.1	227.1	S + 3.0%	S + 3.2%	Floating	9/9/2026	New York, NY	Office	Light Transitional	$448 Sq ft	65.2 %	3
3	Senior Loan	5/5/2021	215.0	200.4	200.2	S + 4.0%	S + 4.2%	Floating	5/9/2026	Daly City, CA	Life Science	Moderate Transitional	$545 Sq ft	63.1 %	3
4	Senior Loan[10]	9/18/2019	163.0	163.0	163.0	S + 4.1%	S + 4.4%	Floating	12/9/2024	New York, NY	Office	Moderate Transitional	$733 Sq ft	65.2 %	3
5	Senior Loan	7/20/2021	142.0	142.0	142.0	S + 3.5%	S + 3.9%	Floating	8/9/2026	Various, NJ	Multifamily	Bridge	$141,600 Unit	71.3 %	3
6	Senior Loan	5/7/2021	122.5	121.1	121.1	S + 3.0%	S + 3.2%	Floating	5/9/2026	Towson, MD	Multifamily	Bridge	$147,947 Unit	70.2 %	3
7	Senior Loan	6/14/2021	114.0	102.6	102.6	S + 3.2%	S + 3.5%	Floating	7/9/2026	Hayward, CA	Life Science	Moderate Transitional	$308 Sq ft	49.7 %	3
8	Senior Loan	12/9/2021	96.0	93.0	92.7	S + 3.9%	S + 4.2%	Floating	12/9/2026	Los Angeles, CA	Multifamily	Light Transitional	$213,808 Unit	78.1 %	3
9	Senior Loan	11/21/2022	87.0	66.8	66.3	S + 5.3%	S + 5.6%	Floating	12/9/2027	Dallas, TX	Office	Moderate Transitional	$100 Sq ft	60.8 %	3
10	Senior Loan	2/2/2023	86.8	79.1	78.4	S + 5.1%	S + 5.4%	Floating	3/9/2028	Miami, FL	Hotel	Bridge	$170,866 Unit	58.4 %	3
11	Senior Loan	12/20/2018	78.8	75.0	75.0	S + 4.1%	S + 4.4%	Floating	1/9/2025	Torrance, CA	Mixed-Use	Moderate Transitional	$214 Sq ft	61.1 %	4
12	Senior Loan	7/28/2022	72.0	71.4	71.4	S + 4.0%	S + 4.3%	Floating	8/9/2027	Yonkers, NY	Multifamily	Bridge	$400,000 Unit	64.8 %	3
13	Senior Loan	2/9/2022	70.0	66.2	66.2	S + 3.3%	S + 3.6%	Floating	2/9/2027	Various, Various	Industrial	Bridge	$187 Sq ft	72.1 %	3
14	Senior Loan[11]	8/31/2021	70.0	70.0	68.3	S + 3.6%	S + 3.2%	Floating	9/9/2026	Cedar Creek, TX	Hotel	Bridge	$345,825 Unit	61.2 %	3
15	Senior Loan	9/30/2021	69.0	64.6	64.6	S + 3.8%	S + 4.1%	Floating	10/9/2026	Tampa, FL	Multifamily	Moderate Transitional	$221,154 Unit	64.2 %	3
16	Senior Loan	7/26/2022	69.0	67.0	66.8	S + 4.2%	S + 4.5%	Floating	8/9/2027	Various, Various	Self Storage	Light Transitional	$171 Sq ft	66.2 %	3
17	Senior Loan	11/30/2021	65.6	57.0	56.8	S + 3.5%	S + 3.8%	Floating	12/9/2026	St. Louis, MO	Multifamily	Moderate Transitional	$158,838 Unit	69.3 %	3
18	Senior Loan	6/28/2019	63.9	60.7	60.7	S + 2.6%	S + 2.8%	Floating	7/9/2024	Burlingame, CA	Office	Light Transitional	$352 Sq ft	70.9 %	3
19	Senior Loan	4/20/2022	63.0	63.0	62.7	S + 3.7%	S + 4.0%	Floating	5/9/2027	Buffalo, NY	Multifamily	Bridge	$167,553 Unit	67.1 %	3
20	Senior Loan	4/11/2022	62.4	60.2	60.2	S + 3.4%	S + 3.7%	Floating	5/9/2027	San Antonio, TX	Multifamily	Bridge	$104,017 Unit	81.2 %	4
21	Senior Loan	11/3/2023	62.0	48.3	48.0	S + 3.5%	S + 3.8%	Floating	11/9/2028	Stamford, CT	Multifamily	Moderate Transitional	$254,098 Unit	66.1 %	3
22	Senior Loan	6/25/2019	62.0	62.0	62.0	S + 3.2%	S + 3.4%	Floating	7/9/2024	Calistoga, CA	Hotel	Moderate Transitional	$620,000 Unit	48.6 %	2
23	Senior Loan[12]	6/9/2021	61.5	61.5	61.1	S + 2.9%	S + 1.9%	Floating	5/9/2026	Raleigh, NC	Multifamily	Bridge	$188,650 Unit	66.2 %	3
24	Senior Loan	12/29/2021	60.6	56.0	55.8	S + 3.4%	S + 3.7%	Floating	1/9/2027	Rogers, AR	Multifamily	Bridge	$153,125 Unit	75.9 %	3
25	Senior Loan	3/3/2022	58.0	58.0	58.0	S + 3.4%	S + 3.7%	Floating	3/9/2027	Hampton, VA	Multifamily	Bridge	$202,091 Unit	72.4 %	3
26	Senior Loan	3/12/2020	55.0	51.8	51.8	S + 3.8%	S + 3.9%	Floating	2/29/2024	Round Rock, TX	Multifamily	Light Transitional	$133,820 Unit	75.4 %	3
27	Senior Loan	12/17/2021	52.1	48.8	48.8	S + 3.8%	S + 4.1%	Floating	1/9/2027	Newport News, VA	Multifamily	Light Transitional	$135,677 Unit	67.3 %	3
28	Senior Loan	10/27/2021	51.9	43.7	43.6	S + 3.5%	S + 3.8%	Floating	11/9/2026	Longmont, CO	Office	Moderate Transitional	$150 Sq ft	70.6 %	3
29	Senior Loan	6/24/2022	51.6	50.2	50.2	S + 3.8%	S + 4.1%	Floating	7/9/2027	San Antonio, TX	Multifamily	Bridge	$159,259 Unit	70.2 %	3
30	Senior Loan	12/20/2017	51.0	51.0	51.0	S + 4.9%	S + 5.3%	Floating	3/9/2025	New Orleans, LA	Hotel	Bridge	$217,949 Unit	59.9 %	3
31	Senior Loan	8/26/2021	51.0	45.7	45.5	S + 4.2%	S + 4.5%	Floating	9/9/2026	San Diego, CA	Life Science	Moderate Transitional	$599 Sq ft	72.1 %	3
32	Senior Loan	5/26/2022	50.6	38.4	38.3	S + 8.5%	S + 9.5%	Floating	6/9/2024	Durham, NC	Other	Construction	$34 Sq ft	37.0 %	3
33	Senior Loan	3/12/2020	50.2	48.7	48.7	S + 3.8%	S + 3.9%	Floating	2/29/2024	Round Rock, TX	Multifamily	Light Transitional	$137,049 Unit	75.6 %	3
34	Senior Loan	6/2/2021	48.6	48.3	48.2	S + 3.9%	S + 4.2%	Floating	6/9/2026	Fort Lauderdale, FL	Office	Light Transitional	$187 Sq ft	71.0 %	3
35	Senior Loan	8/10/2022	46.2	37.6	37.4	S + 3.9%	S + 4.4%	Floating	9/9/2027	Plano, TX	Multifamily	Moderate Transitional	$173,534 Unit	66.3 %	3
36	Senior Loan	9/30/2021	45.9	45.9	45.8	S + 3.4%	S + 3.7%	Floating	10/9/2026	San Antonio, TX	Multifamily	Bridge	$136,488 Unit	64.1 %	3
37	Senior Loan	3/17/2021	45.4	45.2	45.2	S + 3.4%	S + 3.7%	Floating	4/9/2026	Indianapolis, IN	Multifamily	Light Transitional	$62,294 Unit	63.7 %	3
38	Senior Loan	12/21/2021	45.0	44.9	44.9	S + 3.8%	S + 4.1%	Floating	1/9/2027	Knoxville, TN	Multifamily	Bridge	$119,681 Unit	84.9 %	3
39	Senior Loan	8/7/2018	44.5	35.1	35.1	S + 3.5%	S + 3.7%	Floating	3/31/2024	Atlanta, GA	Office	Light Transitional	$63 Sq ft	61.4 %	3
40	Senior Loan	7/28/2023	43.6	37.2	36.9	S + 4.6%	S + 5.1%	Floating	8/9/2028	Various, AZ	Hotel	Bridge	$150,345 Unit	63.3 %	3
41	Senior Loan	1/14/2022	43.0	43.0	43.0	S + 3.7%	S + 4.0%	Floating	2/9/2027	Columbia, SC	Multifamily	Bridge	$162,879 Unit	79.8 %	3
42	Senior Loan	3/30/2018	42.4	41.2	41.2	S + 3.8%	S + 4.0%	Floating	11/22/2024	Honolulu, HI	Office	Light Transitional	$147 Sq ft	57.9 %	4

Loan #	Form of investment	Origination or acquisition date[2]	Total loan	Principal balance	Amortized cost[3]	Interest rate	All-in yield[4]	Fixed / floating	Extended maturity[5]	City / state	Property type	Loan type	Loan per SQFT / unit	LTV[6]	Risk rating[7]
43	Senior Loan	3/7/2019	39.2	40.4	40.4	S + 4.0%	S + 4.4%	Floating	3/9/2024	Lexington, KY	Hotel	Moderate Transitional	$107,221 Unit	61.6 %	4
44	Senior Loan	7/15/2021	39.0	39.0	38.9	S + 3.6%	S + 3.9%	Floating	8/9/2026	Chicago, IL	Multifamily	Bridge	$261,745 Unit	78.8 %	3
45	Senior Loan	3/11/2019	37.0	37.0	37.0	S + 4.0%	S + 4.2%	Floating	4/9/2024	Miami Beach, FL	Hotel	Bridge	$280,303 Unit	59.3 %	2
46	Senior Loan	3/24/2023	37.0	33.3	33.0	S + 3.5%	S + 3.8%	Floating	4/9/2028	Dallas, TX	Industrial	Light Transitional	$83 Sq ft	61.2 %	3
47	Senior Loan	6/3/2021	36.4	33.9	33.9	S + 3.7%	S + 4.0%	Floating	6/9/2026	Riverside, CA	Mixed-Use	Bridge	$103 Sq ft	62.2 %	3
48	Senior Loan	8/11/2021	34.5	32.3	32.2	S + 3.7%	S + 3.9%	Floating	9/9/2026	Mesa, AZ	Multifamily	Bridge	$176,020 Unit	78.5 %	3
49	Senior Loan	6/9/2022	31.2	27.8	27.7	S + 3.6%	S + 3.9%	Floating	6/9/2027	Centerton, AR	Multifamily	Light Transitional	$156,859 Unit	73.8 %	3
50	Senior Loan	8/23/2022	31.0	29.0	28.8	S + 4.0%	S + 4.7%	Floating	9/9/2027	Marietta, GA	Multifamily	Light Transitional	$127,049 Unit	68.5 %	3
51	Senior Loan	5/14/2021	27.6	27.1	27.1	S + 3.3%	S + 3.6%	Floating	6/9/2026	Pensacola, FL	Multifamily	Moderate Transitional	$137,752 Unit	72.8 %	3
52	Senior Loan	10/27/2021	24.6	24.1	24.1	S + 5.6%	S + 5.9%	Floating	11/9/2026	San Diego, CA	Life Science	Moderate Transitional	$814 Sq ft	75.8 %	3
53	Senior Loan	6/29/2022	24.5	22.2	22.1	S + 3.9%	S + 4.2%	Floating	7/9/2027	San Antonio, TX	Multifamily	Light Transitional	$107,456 Unit	75.5 %	3
Total / weighted average[8]			$ 3,666.2	$ 3,484.1	$ 3,476.8	S + 3.7%	S + 4.0%		2.6 years					67.3 %	3.0

* Numbers presented may not foot due to rounding.

(1) First mortgage loans are whole mortgage loans unless otherwise noted.

(2) Date loan was originated or acquired by us. The origination or acquisition date is not updated for subsequent loan modifications.

(3) Represents unpaid principal balance net of unamortized costs.

(4) In addition to the interest rate, all-in yield includes the amortization of deferred origination fees, purchase price premium and discount, and accrual of both extension and exit fees. All-in yield for our loan assets and total loan portfolio excludes the applicable floating benchmark interest rate as of December 31, 2023 and excludes the impact of our interest rate floors and borrower interest rate caps.

(5) Extended maturity assumes all extension options are exercised by the borrower; provided, however, that our loans may be repaid prior to such date. As of December 31, 2023, based on unpaid principal balance, 8.4% of our loans were subject to yield maintenance or other prepayment restrictions and 91.6% were open to repayment by the borrower without penalty.

(6) Except for construction loans, LTV is calculated for loan originations and existing loans as the total outstanding principal balance of the loan or participation interest in a loan (plus any financing that is *pari passu* with or senior to such loan or participation interest) divided by the as-is appraised value of our collateral at the time of origination or acquisition of such loan or participation interest. For construction loans only, LTV is calculated as the total commitment amount of the loan divided by the as-stabilized value of the real estate securing the loan. The as-is or as-stabilized (as applicable) value reflects our Manager's estimates, at the time of origination or acquisition of the loan or participation interest in a loan, of the real estate value underlying such loan or participation interest determined in accordance with our Manager's underwriting standards and consistent with third-party appraisals obtained by our Manager.

(7) For a discussion of risk ratings, please see Notes 2 and 3 to our Consolidated Financial Statements included in this Form 10-K.

(8) Represents the weighted average of the credit spread as of December 31, 2023 for the loans, all of which are floating rate.

(9) Calculated as the ratio of unpaid principal balance as of December 31, 2023 to the as-is appraised value at origination, to reflect the sale by us in August 2020 of the contiguous mezzanine loan with an unpaid principal balance of $46.4 million and a commitment amount of $50.0 million as of sale date.

(10) This loan is comprised of a first mortgage loan of $81.0 million and a contiguous mezzanine loan of $82.0 million, of which we own both. Each loan carries the same interest rate.

(11) This loan represents a 41.2% *pari passu* participation interest in a first mortgage loan, that was originated by a third party on August 31, 2021 and acquired by us on September 1, 2022.

(12) This loan was originated by a third party on June 9, 2021 and acquired by us on September 1, 2022.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Investment Portfolio Risks

Interest Rate Risk

Our business model seeks to minimize our exposure to changing interest rates by matching duration of our assets and liabilities and match-indexing our assets using the same, or similar, benchmark indices. Accordingly, rising interest rates will generally increase our net interest income, while declining interest rates will generally decrease our net interest income, subject to the impact of interest rate floors embedded in substantially all of our loans. As of December 31, 2023, the weighted average interest rate floor for our loan portfolio was 1.09%. As of December 31, 2023, all of our loans by unpaid principal balance earned a floating rate of interest, subject to the impact of embedded interest rate floors, and were financed with liabilities that require interest payments based on floating rates. As of December 31, 2023, less than 1.2% of our liabilities do not contain interest rate floors greater than zero.

The following table illustrates the impact on our interest income and interest expense, for the twelve-month period following December 31, 2023, of an immediate increase or decrease in the underlying benchmark interest rate of 25, 50 and 75 basis points on our existing floating rate loans held for investment portfolio and related liabilities (dollars in thousands):

Assets (liabilities) subject to interest rate sensitivity[1][2]	Net exposure	Income (expense) subject to interest rate sensitivity	25 Basis Point		50 Basis Point		75 Basis Point	
			Increase	Decrease	Increase	Decrease	Increase	Decrease
Floating rate mortgage loan assets	$ 3,484,052	Interest income	$ 8,710	$ (8,710)	$ 17,420	$ (17,420)	$ 26,130	$ (25,904)
Floating rate mortgage loan liabilities	(3,017,248)	Interest expense	(7,543)	7,543	(15,086)	15,086	(22,629)	22,629
Total floating rate mortgage loan exposure, net	$ 466,804	Total change in net interest income	$ 1,167	$ (1,167)	$ 2,334	$ (2,334)	$ 3,501	$ (3,275)

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(1)   As of December 31, 2023, all of our floating rate mortgage loan assets and all of our floating rate mortgage loan liabilities were subject to Term SOFR as the benchmark interest rate.

(2)   Floating rate liabilities include secured credit agreements, a secured revolving credit facility, asset-specific financing arrangements, and collateralized loan obligations.

Credit Risk

Our loans are also subject to credit risk. The performance and value of our loans and other investments depend upon the sponsors' ability to operate the properties that serve as our collateral so that they produce cash flows adequate to pay interest and principal due to us. To monitor this risk, the asset management team reviews our portfolio and maintains regular contact with borrowers, co-lenders and local market experts to monitor the performance of the underlying collateral, anticipate borrower, property and market issues and, to the extent necessary or appropriate, enforce our rights as the lender.

In addition, we are exposed to the risks generally associated with the commercial real estate market, including variances in occupancy rates, capitalization rates, absorption rates and other macroeconomic factors beyond our control. We seek to manage these risks through our underwriting and asset management processes.

Prepayment Risk

Prepayment risk is the risk that principal will be repaid at a different rate than anticipated, causing the return on certain investments to be less than expected. As we receive prepayments of principal on our assets, any premiums paid on such assets are amortized against interest income. In general, an increase in prepayment rates accelerates the amortization of purchase premiums, thereby reducing the interest income earned on the assets. Conversely, discounts on such assets are accreted into interest income. In general, an increase in prepayment rates accelerates the accretion of purchase discounts, thereby increasing the interest income earned on the assets.

Extension Risk

Our Manager computes the projected weighted average life of our assets based on assumptions regarding the pace at which individual borrowers will prepay the mortgages or extend. If prepayment speeds decrease in a rising interest rate environment or extension options are exercised, the life of our loan investments could extend beyond the term of the secured debt agreements we use to finance our loan investments, except for our CRE CLOs for which the obligation to repay liabilities is tied to the repayment of underlying loans held by the CRE CLO trust. We expect that higher interest rates imposed by the Federal Reserve to rein in inflation may lead to a decrease in prepayment speeds and an increase in the number of our borrowers who exercise extension options. This could have a negative impact on our results of operations. In some situations, we may be forced to sell assets to maintain adequate liquidity, which could cause us to incur losses.

Non-Performance Risk

In addition to the risks related to fluctuations in cash flows and asset values associated with movements in interest rates, there is also the risk of non-performance on floating rate assets. In the case of a significant increase in interest rates, the additional debt service payments due from our borrowers may strain the operating cash flows of the collateral real estate assets and, potentially, contribute to non-performance or, in severe cases, default. This risk is partially mitigated by various factors we consider during our underwriting and loan structuring process, including but not limited to, establishing interest reserves in our loans and requiring substantially all of our borrowers to purchase an interest rate cap contract for all, or substantially all, of the initial term of our loan.

Loan Portfolio Value

We may in the future originate loans that earn a fixed rate of interest on unpaid principal balance. The value of fixed rate loans is sensitive to changes in interest rates. We generally hold all of our loans to maturity, and do not expect to realize gains or losses on any fixed rate loan we may hold in the future, as a result of movements in market interest rates during future periods.

Real Estate Risk

The market values of commercial mortgage assets are subject to volatility and may be adversely affected by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions; changes or continued weakness in specific industry segments; construction quality, age and design; demographic factors; and retroactive changes to building or similar codes. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay the underlying loans, which could also cause us to suffer losses.

Operating and Capital Market Risks

Liquidity Risk

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings including margin calls, fund and maintain investments, pay dividends to our stockholders and other general business needs. Our liquidity risk is principally associated with our financing of longer-maturity investments with shorter-term borrowings in the form of secured credit agreements. We are subject to "margin call" risk under our secured credit agreements. In the event that the value of our assets pledged as collateral decreases as a result of changes in credit spreads or interest rates, or due to an other-than-temporary decline in the value of the collateral securing our pledged loan, margin calls relating to our secured credit agreements could increase, causing an adverse change in our liquidity position. Additionally, if one or more of our secured credit agreement counterparties chooses not to provide ongoing funding, we may be unable to replace the financing through other lenders on favorable terms or at all. As such, we provide no assurance that we will be able to roll over or replace our secured credit agreements as they mature from time to time in the future. We maintain frequent dialogue with the lenders under our secured credit agreements regarding our management of their collateral assets.

In some situations, we have in the past, and may in the future, decide to sell assets to adjust our portfolio construction or maintain adequate liquidity. Market disruptions may lead to a significant decline in transaction activity in all or a significant portion of the asset classes in which we invest and may at the same time lead to a significant contraction in short-term and long-term debt and equity funding sources. A decline in market liquidity of real estate-related investments, as well as a lack of availability of observable transaction data and inputs, may make it more difficult to sell assets or determine their fair values. As a result, we may be unable to sell investments, or only be able to sell investments at a price that may be materially different from the fair values presented. Also, in such conditions, there is no guarantee that our borrowing arrangements or other arrangements for obtaining leverage will continue to be available or, if available, will be available on terms and conditions acceptable to us.

Capital Markets Risk

We are exposed to risks related to the equity capital markets and our related ability to raise capital through the issuance of our stock or other equity instruments. We are also exposed to risks related to the debt capital markets and our related ability to finance our business through borrowings under secured credit agreements, secured revolving credit facilities, collateralized loan obligations, mortgage loans, term loans, or other debt instruments or arrangements. As a REIT, we are required to distribute a significant portion of our taxable income annually, which constrains our ability to accumulate operating cash flow and therefore requires us to utilize debt or equity capital to finance our business. We seek to mitigate these risks by monitoring the debt and equity capital markets to inform our decisions on the amount, timing and terms of capital we raise.

Global macroeconomic conditions, including, without limitation, heightened inflation, changes to fiscal and monetary policy, increased interest rates, stress to the commercial banking systems of the U.S. and Western Europe, currency fluctuations, and labor shortages, have contributed to increased volatility in public debt and equity markets, increased cost of funds and reduced availability of efficient debt capital, factors which caused us to reduce our investment activity in 2023, and may cause us to restrain our investment activity in the future.

Counterparty Risk

The nature of our business requires us to hold our cash and cash equivalents with, and obtain financing from, various financial institutions. This exposes us to the risk that these financial institutions may not fulfill their obligations to us under these various contractual arrangements. We seek to mitigate this exposure by depositing our cash and cash equivalents and entering into financing agreements with what we believe to be high credit-quality institutions.

The nature of our loans and other investments also exposes us to the risk that our counterparties do not make required interest and principal payments on scheduled due dates. We seek to manage this risk through a comprehensive credit analysis prior to making an investment and rigorous monitoring of the underlying collateral during the term of our investments.

Currency Risk

We may in the future hold assets denominated in foreign currencies, which would expose us to foreign currency risk. As a result, a change in foreign currency exchange rates may have an adverse impact on the valuation of our assets, as well as our income and distributions. Any such changes in foreign currency exchange rates may impact the measurement of such assets or income for the purposes of our REIT tests and may affect the amounts available for payment of dividends on our common stock.

We intend to hedge any currency exposures in a prudent manner. However, our currency hedging strategies may not eliminate all of our currency risk due to, among other things, uncertainties in the timing and/or amount of payments received on the related investments and/or unequal, inaccurate or unavailability of hedges to perfectly offset changes in future exchange rates. Additionally, we may be required under certain circumstances to collateralize our currency hedges for the benefit of the hedge counterparty, which could adversely affect our liquidity.

We may hedge foreign currency exposure on certain investments in the future by entering into a series of forwards to fix the U.S. dollar amount of foreign currency denominated cash flows (interest income, rental income and principal payments) we expect to receive from any foreign currency denominated investments. Accordingly, the notional values and expiration dates of our foreign currency hedges would approximate the amounts and timing of future payments we expect to receive on the related investments.

Item 8. Financial Statements and Supplementary Data.

The financial statements required by this item and the reports of the independent accountants thereon appear on pages F-2 to F-54. See the accompanying Index to Consolidated Financial Statements and Schedule on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures. We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer), to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer), of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation, our Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2023.

Changes in Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting (as such term as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the company; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of the company's management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the Company's financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of internal control over financial reporting as of December 31, 2023, based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2023, was effective.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the Company's financial statements included in this Annual Report on Form 10-K and issued its report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2023, which is included herein.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections.

Not Applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this item is incorporated by reference to the Company's definitive proxy statement to be filed not later than April 29, 2024 with the SEC pursuant to Regulation 14A under the Exchange Act.

Item 11. Executive Compensation.

The information required by this item is incorporated by reference to the Company's definitive proxy statement to be filed not later than April 29, 2024 with the SEC pursuant to Regulation 14A under the Exchange Act.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated by reference to the Company's definitive proxy statement to be filed not later than April 29, 2024 with the SEC pursuant to Regulation 14A under the Exchange Act.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated by reference to the Company's definitive proxy statement to be filed not later than April 29, 2024 with the SEC pursuant to Regulation 14A under the Exchange Act.

Item 14. Principal Accountant Fees and Services.

The information required by this item is incorporated by reference to the Company's definitive proxy statement to be filed not later than April 29, 2024 with the SEC pursuant to Regulation 14A under the Exchange Act.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

<u>(a) (1)</u>   <u>Financial Statements</u>

See the accompanying Index to Consolidated Financial Statements and Schedule on page F-1.

<u>(a) (2)</u>   <u>Consolidated Financial Statement Schedules</u>

See the accompanying Index to Consolidated Financial Statements and Schedule on page F-1.

<u>(a) (3)</u>   <u>Exhibits</u>

Exhibit Number	Description
3.1(a)	Articles of Amendment and Restatement of TPG RE Finance Trust, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-38156) filed on July 25, 2017)
3.1(b)	Articles Supplementary reclassifying and designating 2,500,000 authorized but unissued shares of the Company's Class A common stock, $0.001 par value per share, as additional shares of undesignated common stock, $0.001 par value per share, of the Company (incorporated by reference to Exhibit 3.1(b) to the Company's Annual Report on Form 10-K (File No. 001 38156) filed on February 19, 2020)
3.1(c)	Articles Supplementary designating TPG RE Finance Trust, Inc.'s 11.0% Series B Cumulative Redeemable Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-38156) filed on May 29, 2020)
3.1(d)	Articles Supplementary designating TPG RE Finance Trust, Inc.'s 6.25% Series C Cumulative Redeemable Preferred Stock (incorporated by reference to Exhibit 3.4 to the Company's Registration Statement on Form 8-A (File No. 001-38156) filed on June 10, 2021)
3.1(e)	Articles Supplementary reclassifying and designating 7,000,000 authorized but unissued shares of TPG RE Finance Trust, Inc.'s 11% Series B Cumulative Redeemable Preferred Stock, $0.001 par value per share, as additional shares of undesignated preferred stock, $0.001 par value per share, of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-38156) filed on June 24, 2021)
3.2	Second Amended and Restated Bylaws of TPG RE Finance Trust, Inc. (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K (File No. 001-38156) filed on February 19, 2020)
4.1	Specimen Common Stock Certificate of TPG RE Finance Trust, Inc. (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-11/A (File No. 333-217446) filed on June 21, 2017)
4.2*	Description of Securities of TPG RE Finance Trust, Inc.
10.1(a)	Management Agreement, dated as of July 25, 2017, between TPG RE Finance Trust, Inc. and TPG RE Finance Trust Management, L.P. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-38156) filed on July 25, 2017)
10.1(b)	Amendment No. 1 to Management Agreement, dated as of May 2, 2018, by and between TPG RE Finance Trust, Inc. and TPG RE Finance Trust Management, L.P. (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-38156) filed on May 7, 2018)
10.1(c)	Investment Agreement, dated as of May 28, 2020, by and between TPG RE Finance Trust, Inc. and PE Holder, L.L.C. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-38156) filed on May 29, 2020)
10.2(a)	Registration Rights Agreement, dated as of December 15, 2014, by and among TPG RE Finance Trust, Inc. and other parties named therein (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-11/A (File No. 333-217446) filed on July 10, 2017)
10.2(b)*	Amendment No. 1 to Registration Rights Agreement, dated May 27, 2020, by and between TPG RE Finance Trust, Inc. and other parties named therein

Exhibit Number	Description
10.2(c)	Registration Rights Agreement, dated as of May 28, 2020, by and between TPG RE Finance Trust, Inc. and PE Holder, L.L.C. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-38156) filed on May 29, 2020)
10.3	Warrant Agreement, dated as of May 28, 2020, by and between TPG RE Finance Trust, Inc. and PE Holder, L.L.C. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-38156) filed on May 29, 2020)
10.4†	Form of Indemnification Agreement between TPG RE Finance Trust, Inc. and each of its directors and officers (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-11/A (File No. 333-217446) filed on June 21, 2017)
10.5	Trademark License Agreement, dated July 19, 2017, between Tarrant Capital IP, LLC and TPG RE Finance Trust, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-38156) filed on July 25, 2017)
10.6(a)	Indenture, dated as of October 25, 2019, by and among TRTX 2019-FL3 Issuer, Ltd., TRTX 2019-FL3 Co-Issuer, LLC, TRTX Master CLO Loan Seller, LLC, Wilmington Trust, National Association and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q (File No. 001-38156) filed on October 28, 2019)
10.6(b)	Preferred Share Paying Agency Agreement, dated as of October 25, 2019, among TRTX 2019-FL3 Issuer, Ltd., Wells Fargo Bank, National Association and MaplesFS Limited (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q (File No. 001-38156) filed on October 28, 2019)
10.6(c)	Collateral Interest Purchase Agreement, dated as of October 25, 2019, among TRTX Master CLO Loan Seller, LLC, TRTX 2019-FL3 Issuer, Ltd., TPG RE Finance Trust Holdco, LLC and TPG RE Finance Trust CLO Sub-REIT (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q (File No. 001-38156) filed on October 28, 2019)
10.6(d)	Collateral Management Agreement, dated as of October 25, 2019, between TRTX 2019-FL3 Issuer, Ltd. and TPG RE Finance Trust Management, L.P. (incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q (File No. 001-38156) filed on October 28, 2019)
10.6(e)	Servicing Agreement, dated as of October 25, 2019, by and among TRTX 2019-FL3 Issuer, Ltd., TPG RE Finance Trust Management, L.P., Wilmington Trust, National Association, Wells Fargo Bank, National Association, TRTX Master CLO Loan Seller, LLC, Situs Asset Management LLC and Situs Holdings, LLC (incorporated by reference to Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q (File No. 001-38156) filed on October 28, 2019)
10.7(a)†	Amended and Restated 2017 Equity Incentive Plan of TPG RE Finance Trust, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-38156) filed on April 29, 2019)
10.7(b)†*	Form of Restricted Stock Award Agreement under the Amended and Restated 2017 Equity Incentive Plan of TPG RE Finance Trust, Inc.
10.7(c)†	Form of Restricted Stock Award Agreement for Non-Management Directors under the 2017 Equity Incentive Plan of TPG RE Finance Trust, Inc. (incorporated by reference to Exhibit 10.38 to the Company's Annual Report on Form 10-K (File No. 001-38156) filed on February 26, 2018)
10.7(d)†	Amended and Restated Form of Restricted Stock Award Agreement under the Amended and Restated 2017 Equity Incentive Plan of TPG RE Finance Trust, Inc. (incorporated by reference to Exhibit 10.14(c) to the Company's Annual Report on Form 10-K (File No. 001-38156) filed on February 26, 2019)

Exhibit Number	Description
10.7(e)†*	Form of Deferred Stock Unit Award Agreement for Non-Management Directors under the Amended and Restated 2017 Equity Incentive Plan of TPG RE Finance Trust, Inc.
10.8(a)	Indenture, dated as of March 31, 2021, by and among TRTX 2021-FL4 Issuer, Ltd., TRTX 2021-FL4 Co-Issuer, LLC, TRTX Master CLO Loan Seller, LLC, Wilmington Trust, National Association and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-38156) filed on April 1, 2021)
10.8(b)	Preferred Share Paying Agency Agreement, dated as of March 31, 2021, among TRTX 2021-FL4 Issuer, Ltd., Wells Fargo Bank, National Association and MaplesFS Limited (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-38156) filed on April 1, 2021)
10.8(c)	Collateral Interest Purchase Agreement, dated as of March 31, 2021, among TRTX 2021-FL4 Issuer, Ltd., TRTX Master CLO Loan Seller, LLC, TPG RE Finance Trust Holdco, LLC and TPG RE Finance Trust CLO Sub-REIT (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-38156) filed on April 1, 2021)
10.8(d)	Collateral Management Agreement, dated as of March 31, 2021, between TRTX 2021-FL4 Issuer, Ltd. and TPG RE Finance Trust Management, L.P. (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K (File No. 001-38156) filed on April 1, 2021)
10.8(e)	Servicing Agreement, dated as of March 31, 2021, by and among TRTX 2021-FL4 Issuer, Ltd., TPG RE Finance Trust Management, L.P., Wilmington Trust, National Association, Wells Fargo Bank, National Association, TRTX Master CLO Loan Seller, LLC, Situs Asset Management LLC and Situs Holdings, LLC. (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K (File No. 001-38156) filed on April 1, 2021)
10.9(a)	Indenture, dated as of February 16, 2022, by and among TRTX 2022-FL5 Issuer, Ltd., TRTX 2022-FL5 Co-Issuer, LLC, TRTX Master CLO Loan Seller, LLC, Wilmington Trust, National Association and Computershare Trust Company, National Association (incorporated by reference to Exhibit 10.17(a) to the Company's Annual Report on Form 10-K (File No. 001-38156) filed on February 23, 2022)
10.9(b)	Preferred Share Paying Agency Agreement, dated as of February 16, 2022, among TRTX 2022-FL5 Issuer, Ltd., Computershare Trust Company, National Association, and MaplesFS Limited (incorporated by reference to Exhibit 10.17(b) to the Company's Annual Report on Form 10-K (File No. 001-35156) filed on February 23, 2022)
10.9(c)	Collateral Interest Purchase Agreement, dated as of February 16, 2022, among TRTX 2022-FL5 Issuer, Ltd., TRTX Master CLO Loan Seller, LLC, TPG RE Finance Trust Holdco, LLC and TPG RE Finance Trust CLO Sub-REIT (incorporated by reference to Exhibit 10.17(c) to the Company's Annual Report on Form 10-K (File No. 001-38156) filed on February 23, 2022)
10.9(d)	Collateral Management Agreement, dated as of February 16, 2022, between TRTX 2022-FL5 Issuer, Ltd. and TPG RE Finance Trust Management, L.P. (incorporated by reference to Exhibit 10.17(d) to the Company's Annual Report on Form 10-K (File No. 001-38156) filed on February 23, 2022)
10.9(e)	Servicing Agreement, dated as of February 16, 2022, by and among TRTX 2022-FL5 Issuer, Ltd., TPG RE Finance Trust Management, L.P., Wilmington Trust, National Association, Computershare Trust Company, National Association, TRTX Master CLO Loan Seller, LLC, Situs Asset Management LLC and Situs Holdings, LLC (incorporated by reference to Exhibit 10.17(e) to the Company's Annual Report on Form 10-K (File No. 001-38156) filed on February 23, 2022)
21.1*	Subsidiaries of TPG RE Finance Trust, Inc.
23.1*	Consent of Deloitte & Touche LLP

Exhibit Number	Description
31.1*	Certificate of Doug Bouquard, Principal Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certificate of Robert Foley, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certificate of Doug Bouquard, Principal Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certificate of Robert Foley, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97*	Policy Relating to Recovery of Erroneously Awarded Compensation
101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
†	This document has been identified as a management contract or compensatory plan or arrangement.
*	Filed herewith.
**	Furnished herewith.

<center>**SIGNATURES**</center>

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

Date: February 20, 2024   TPG RE Finance Trust, Inc.

By: _____/s/ Doug Bouquard_____

Doug Bouquard
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Avi Banyasz Avi Banyasz	Chairman of the Board of Directors	February 20, 2024
/s/ Doug Bouquard Doug Bouquard	Chief Executive Officer (Principal Executive Officer)	February 20, 2024
/s/ Robert Foley Robert Foley	Chief Financial Officer (Principal Financial Officer and Accounting Officer)	February 20, 2024
/s/ Michael Gillmore Michael Gillmore	Director	February 20, 2024
/s/ Julie Hong Julie Hong	Director	February 20, 2024
/s/ Todd Schuster Todd Schuster	Director	February 20, 2024
/s/ Wendy Silverstein Wendy Silverstein	Director	February 20, 2024
/s/ Bradley Smith Bradley Smith	Director	February 20, 2024
/s/ Gregory White Gregory White	Director	February 20, 2024

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

Report of Independent Registered Public Accounting Firm

To the stockholders and the Board of Directors of TPG RE Finance Trust, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of TPG RE Finance Trust, Inc. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of (loss) income and comprehensive (loss) income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes and the schedules listed in the Index at Item 15 (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Loans Held for Investment and the Allowance for Credit Losses - Refer to Notes 2 and 3 to the Financial Statements

Critical Audit Matter Description

The Company employs an individually-assessed approach to estimate credit losses for loans considered to be "collateral-dependent" when repayment of the loan is expected to be provided substantially through the operation or sale of the underlying collateral and the borrower is experiencing financial difficulty or foreclosure is probable. For loans evaluated by the individually-assessed approach, the Company estimates an allowance for credit losses based on the difference between the fair value of the underlying collateral and the amortized cost basis of the loan. The determination as to whether a loan meets the criteria for individual-assessment requires judgment by management about matters that are inherently uncertain.

We have identified the determination as to whether a loan meets the criteria for individual-assessment as a critical audit matter because of the judgment and subjectivity required by management in making this determination. Auditing the Company's application of the individually-assessed approach requires a high degree of auditor judgment and increased audit effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the election to use the practical expedient included the following, among others:

- We involved more senior, more experienced audit team members to perform audit procedures.

- We tested the operating effectiveness of controls related to management's process to identify loans that meet the criteria for individual-assessment.

- We evaluated the Company's conclusions as to whether loans meet the criteria for individual-assessment by performing the following:

   ◦ We evaluated the reasonableness of the Company's loan risk rating.

   ◦ We tested the underlying information used to evaluate loan performance to ensure the completeness and accuracy of that information.

   ◦ We considered whether events or transactions that occurred after the balance sheet date but before the completion of the audit affected the conclusions reached.

Real Estate Owned - Refer to Notes 2 and 4 to the Financial Statements

Critical Audit Matter Description

For loans converted to Real Estate Owned ("REO"), the Company initially records the assets acquired based on its estimated fair value at time of conversion. Determining the fair value of these assets is complex and requires judgment by management about the effects of matters that are inherently uncertain.

We have identified the estimation of the fair value of the underlying collateral of REO as a critical audit matter because of the complexity and judgment involved in the determination of the valuation methodology and assumptions, as well as the subjectivity of the unobservable inputs utilized in the valuation. Auditing the fair value of REO requires a high degree of auditor judgment and increased audit effort, including the need to involve fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the estimate of the fair value of REO included the following, among others:

- We tested the operating effectiveness of controls related to management's review of the fair value analysis and assumptions including, but not limited to, discount rate, capitalization rate, and other inputs used within the fair value analysis.

- We evaluated the Company's determination of the fair value of REO by performing the following:

  ◦ With the assistance of our fair value specialists, we evaluated the reasonableness of the (1) valuation methodology; (2) significant assumptions made, including whether the significant inputs used in the model were appropriate and consistent with observable property-level operating performance and what market participants would use to value the collateral; and (3) mathematical accuracy of the overall valuation model.

  ◦ We tested the underlying data used to develop the fair value of collateral estimate to determine that the information used in the analysis was accurate, complete, and reasonable.

  ◦ We considered whether events or transactions that occurred after the balance sheet date but before the completion of the audit affected the conclusions reached on the fair value measures and disclosures.

/s/ Deloitte & Touche LLP

Dallas, Texas
February 20, 2024

We have served as the Company's auditor since 2016.

TPG RE Finance Trust, Inc.
Consolidated Balance Sheets
(dollars in thousands, except share data)

	December 31, 2023	December 31, 2022
Assets[1]		
Cash and cash equivalents	$ 206,376	$ 254,050
Restricted cash	642	265
Accounts receivable	40	666
Collateralized loan obligation proceeds held at trustee	247,229	297,168
Accounts receivable from servicer/trustee	66,468	163,648
Accrued interest and fees receivable	32,195	41,742
Loans held for investment	3,476,776	4,978,674
Allowance for credit losses	(67,092)	(197,272)
Loans held for investment, net (includes $1,070,629 and $1,538,859, respectively, pledged as collateral under secured financing agreements)	3,409,684	4,781,402
Real estate owned	174,057	—
Other assets	77,621	6,197
Total assets	$ 4,214,312	$ 5,545,138
Liabilities and stockholders' equity[1]		
Liabilities		
Accrued interest payable	$ 10,225	$ 11,080
Accrued expenses and other liabilities[2]	14,587	25,132
Collateralized loan obligations, net	1,915,174	2,452,212
Secured financing agreements, net	820,824	1,147,288
Asset-specific financings, net	272,810	561,017
Mortgage loan payable, net	30,551	—
Payable to affiliates	4,913	5,984
Deferred revenue	1,281	1,459
Dividends payable	19,162	18,970
Total liabilities	3,089,527	4,223,142
Commitments and contingencies - see Note 14		
Permanent equity		
Series A preferred stock ($0.001 par value per share; 100,000,000 and 100,000,000 shares authorized; 125 and 125 shares issued and outstanding, respectively) ($125 aggregate liquidation preference)	—	—
Series C preferred stock ($0.001 par value per share; 8,050,000 shares authorized; 8,050,000 and 8,050,000 shares issued and outstanding, respectively) ($201,250 aggregate liquidation preference)	8	8
Common stock ($0.001 par value per share; 302,500,000 and 302,500,000 shares authorized, respectively; 77,868,565 and 77,410,282 shares issued and outstanding, respectively)	77	77
Additional paid-in-capital	1,724,967	1,716,938
Accumulated deficit	(600,267)	(395,027)
Total stockholders' equity	1,124,785	1,321,996
Total permanent equity	1,124,785	1,321,996
Total liabilities and stockholders' equity	$ 4,214,312	$ 5,545,138

(1) The Company's consolidated Total Assets and Total Liabilities as of December 31, 2023 include assets and liabilities of variable interest entities ("VIEs") of $2.6 billion and $1.9 billion, respectively. The Company's consolidated Total Assets and Total Liabilities as of December 31, 2022 include assets and liabilities of VIEs of $3.3 billion and $2.5 billion, respectively. These assets can be used only to satisfy obligations of the VIEs, and creditors of the VIEs have recourse only to these assets, and not to TPG RE Finance Trust, Inc. See Note 5 to the Consolidated Financial Statements for details.

(2) Includes $2.7 million and $17.3 million of reserve for expected losses for unfunded loan commitments as of December 31, 2023 and December 31, 2022, respectively.

See accompanying notes to the Consolidated Financial Statements

TPG RE Finance Trust, Inc.
Consolidated Statements of Income (Loss)
and Comprehensive Income (Loss)
(dollars in thousands, except share and per share data)

	Year Ended December 31,		
	2023	2022	2021
Interest income and interest expense			
Interest income	$ 362,550	$ 302,860	$ 240,161
Interest expense	(273,862)	(160,755)	(85,090)
Net interest income	88,688	142,105	155,071
Other revenue			
Other income, net	19,875	2,849	560
Revenue from real estate owned operations	7,829	—	—
Total other revenue	27,704	2,849	560
Other expenses			
Professional fees	6,695	4,735	4,835
General and administrative	3,845	4,399	4,392
Stock compensation expense	8,029	5,052	5,763
Servicing and asset management fees	1,352	1,975	1,608
Management fee	22,426	23,455	21,519
Incentive management fee	—	5,183	—
Expenses from real estate owned operations	7,532	—	—
Total other expenses	49,879	44,799	38,117
Gain on sale of real estate owned, net	7,028	13,291	15,790
Credit loss expense, net	(189,912)	(172,982)	6,310
(Loss) income before income taxes	(116,371)	(59,536)	139,614
Income tax expense, net	(259)	(530)	(1,064)
Net (loss) income	$ (116,630)	$ (60,066)	$ 138,550
Preferred stock dividends and participating securities' share in earnings	(14,275)	(13,578)	(19,911)
Series B Preferred Stock redemption make-whole payment	—	—	(22,485)
Series B Preferred Stock accretion, including allocated Warrant fair value and transaction costs	—	—	(25,449)
Net (loss) income attributable to common stockholders - see Note 11	$ (130,905)	$ (73,644)	$ 70,705
(Loss) earnings per common share, basic	$ (1.69)	$ (0.95)	$ 0.92
(Loss) earnings per common share, diluted	$ (1.69)	$ (0.95)	$ 0.87
Weighted average number of common shares outstanding			
Basic:	77,575,788	77,296,524	76,977,743
Diluted:	77,575,788	77,296,524	81,684,388
Other comprehensive (loss) income			
Net (loss) income	$ (116,630)	$ (60,066)	$ 138,550
Comprehensive net (loss) income	$ (116,630)	$ (60,066)	$ 138,550

See accompanying notes to the Consolidated Financial Statements

TPG RE Finance Trust, Inc.
Consolidated Statements of Changes in Equity
(In thousands, except share data)

| | Permanent equity | | | | | | | | | | Temporary equity |
| | Series A Preferred Stock | | Series C Preferred Stock | | Common Stock | | Additional paid-in-capital | Accumulated deficit | Total stockholders' equity | | Series B Preferred Stock |
	Shares	Par value	Shares	Par value	Shares	Par value					
Balance at December 31, 2020	125	$ —	—	$ —	76,787,006	$ 77	$ 1,559,681	$ (292,858)	$ 1,266,900		$ 199,551
Issuance of common stock	—	—	—	—	440,509	—	—	—	—		—
Retirement of common stock	—	—	—	—	(43,623)	—	—	—	—		—
Issuance of Series C Preferred Stock	—	—	8,050,000	8	—	—	201,242	—	201,250		—
Equity Issuance, Shelf Registration, and Equity Distribution Agreement transaction costs	—	—	—	—	—	—	(6,866)	—	(6,866)		—
Amortization of stock compensation expense	—	—	—	—	—	—	5,763	—	5,763		—
Net income	—	—	—	—	—	—	—	138,550	138,550		—
Dividends on preferred stock	—	—	—	—	—	—	—	(19,194)	(19,194)		—
Series B Preferred Stock redemption at par value	—	—	—	—	—	—	—	—	—		(225,000)
Series B Preferred Stock redemption make-whole payment	—	—	—	—	—	—	(22,485)	—	(22,485)		—
Series B Preferred Stock accretion and write-off of discount, including allocated warrant fair value and transaction costs	—	—	—	—	—	—	(25,449)	—	(25,449)		25,449
Dividends on common stock (dividends declared per share of $0.95)	—	—	—	—	—	—	—	(73,763)	(73,763)		—
Balance at December 31, 2021	125	$ —	8,050,000	$ 8	77,183,892	$ 77	$ 1,711,886	$ (247,265)	$ 1,464,706		$ —
Issuance of common stock	—	—	—	—	226,390	—	—	—	—		—
Amortization of stock compensation expense	—	—	—	—	—	—	5,052	—	5,052		—
Net (loss)	—	—	—	—	—	—	—	(60,066)	(60,066)		—
Dividends on preferred stock	—	—	—	—	—	—	—	(12,592)	(12,592)		—
Dividends on common stock (dividends declared per share of $0.96)	—	—	—	—	—	—	—	(75,104)	(75,104)		—
Balance at December 31, 2022	125	$ —	8,050,000	$ 8	77,410,282	$ 77	$ 1,716,938	$ (395,027)	$ 1,321,996		$ —
Issuance of common stock	—	—	—	—	458,283	—	—	—	—		—
Amortization of stock compensation expense	—	—	—	—	—	—	8,029	—	8,029		—
Net (loss)	—	—	—	—	—	—	—	(116,630)	(116,630)		—
Dividends on preferred stock	—	—	—	—	—	—	—	(12,592)	(12,592)		—
Dividends on common stock (dividends declared per share of $0.96)	—	—	—	—	—	—	—	(76,018)	(76,018)		—
Balance at December 31, 2023	125	$ —	8,050,000	$ 8	77,868,565	$ 77	$ 1,724,967	$ (600,267)	$ 1,124,785		$ —

See accompanying notes to the Consolidated Financial Statements

TPG RE Finance Trust, Inc.
Consolidated Statements of Cash Flows
(dollars in thousands)

	Year Ended December 31,		
	2023	2022	2021
Cash flows from operating activities:			
Net (loss)	$ (116,630)	$ (60,066)	$ 138,550
Adjustment to reconcile net income to net cash flows from operating activities:			
Amortization and accretion of premiums, discounts and loan origination fees, net	(11,955)	(11,085)	(7,204)
Amortization of deferred financing costs	13,354	15,007	15,891
Depreciation and amortization	3,577	—	—
Amortization of above and below-market leases	(524)	—	—
Decrease of accrued capitalized interest	542	1,314	1,330
Gain on sale of real estate owned, net	(7,028)	(13,291)	(15,790)
Stock compensation expense	8,029	5,052	5,763
Loss on loans held for investment, net (see Note 3)	—	—	2,109
Partial write-off of loan held for investment (see Note 3)	—	—	8,200
Increase (decrease) of allowance for credit losses, net (see Note 3)	189,912	172,982	(16,619)
Cash flows due to changes in operating assets and liabilities:			
Accounts receivable	626	(504)	773
Accrued interest and fees receivable	10,773	(16,542)	1,012
Accrued expenses and other liabilities	4,025	(143)	(4,430)
Accrued interest payable	(855)	8,357	93
Payable to affiliates	(1,071)	375	39
Deferred revenue	(178)	93	(52)
Other assets	(12,471)	(1,053)	2,502
Net cash provided by operating activities	80,126	100,496	132,167
Cash flows from investing activities:			
Origination and acquisition of loans held for investment	(194,706)	(1,519,406)	(1,623,585)
Advances on loans held for investment	(140,547)	(145,199)	(144,645)
Principal repayments of loans held for investment	1,112,919	1,062,381	1,225,294
Capital expenditures related to real estate owned	(5,364)	(5,060)	—
Sale of real estate owned	75,434	154,723	54,368
Sales of loans held for investment	247,649	—	145,670
Net cash provided by (used in) investing activities	1,095,385	(452,561)	(342,898)
Cash flows from financing activities:			
Payments on collateralized loan obligations	(541,379)	(1,001,850)	(316,272)
Proceeds from collateralized loan obligations	—	907,031	1,037,500
Payments on secured financing agreements	(814,193)	(1,346,574)	(1,361,971)
Proceeds from secured financing agreements	484,828	1,333,028	1,005,326
Payments on asset-specific financing arrangements	(386,164)	(19,465)	—
Proceeds from asset-specific financing arrangements	94,947	584,841	—
Proceeds from mortgage loan payable	31,200	—	—
Payments on mortgage loan payable	—	—	(50,000)
Payment of deferred financing costs	(3,629)	(18,788)	(11,098)
Series B Preferred Stock redemption make-whole payment	—	—	(22,485)
Series B Preferred Stock redemption at par value	—	—	(225,000)
Proceeds from issuance of Series C Cumulative Redeemable Preferred Stock	—	—	201,250
Dividends paid on common stock	(75,826)	(80,290)	(79,089)
Dividends paid on preferred stock	(12,592)	(12,592)	(19,194)
Payment of Equity Issuance and Equity Distribution Agreement transaction costs	—	—	(6,866)
Net cash (used in) provided by financing activities	(1,222,808)	345,341	152,101
Net change in cash, cash equivalents, and restricted cash	(47,297)	(6,724)	(58,630)
Cash, cash equivalents and restricted cash at beginning of period	254,315	261,039	319,669
Cash, cash equivalents and restricted cash at end of period	$ 207,018	$ 254,315	$ 261,039

Supplemental disclosure of cash flow information:

Interest paid	$	263,710	$	137,511	$ 69,244
Taxes paid	$	371	$	784	$ 1,221
Supplemental disclosure of non-cash investing and financing activities:					
Collateralized loan obligation proceeds held at trustee	$	247,229	$	296,964	$ —
Dividends declared, not paid	$	19,162	$	18,970	$ 24,156
Sale and principal repayments of loans held for investment held by servicer/trustee, net	$	66,057	$	162,203	$ 204
Accrued interest receivable held by servicer/trustee, net	$	—	$	1,444	$ —
Loan sale hold back (see Note 3)	$	30,027	$	—	$ —
Conversion to real estate owned of loans held for investment - REO	$	241,868	$	76,500	$ —
Conversion to real estate owned of loans held for investment - Other assets	$	31,576	$	—	$ —
Conversion to real estate owned of loans held for investment - Other liabilities	$	4,311	$	—	$ —
Accrued deferred financing costs	$	122	$	608	$ 221
Accrued capital expenditures related to real estate owned	$	315	$	—	$ —

See accompanying notes to the Consolidated Financial Statements

(1) Business and Organization

TPG RE Finance Trust, Inc. (together with its consolidated subsidiaries, "we," "us," "our" or the "Company") is organized as a holding company and conducts its operations primarily through TPG RE Finance Trust Holdco, LLC ("Holdco"), a Delaware limited liability company that is wholly owned by the Company, and Holdco's direct and indirect subsidiaries. The Company conducts its operations as a real estate investment trust ("REIT") for U.S. federal income tax purposes. The Company is generally not subject to U.S. federal income taxes on its REIT taxable income to the extent that it annually distributes all of its REIT taxable income to stockholders and maintains its qualification as a REIT. The Company also operates its business in a manner that permits it to maintain an exclusion from registration under the Investment Company Act of 1940, as amended.

The Company's principal business activity is to directly originate and acquire a diversified portfolio of commercial real estate-related credit investments, consisting primarily of first mortgage loans and senior participation interests in first mortgage loans secured by institutional-quality properties in primary and select secondary markets in the United States.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The consolidated financial statements include the Company's accounts, consolidated variable interest entities for which the Company is the primary beneficiary, and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires estimates of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from management's estimates, and such differences could be material. Significant estimates made in the consolidated financial statements include, but are not limited to, the adequacy of our allowance for credit losses and the valuation inputs related thereto. Actual amounts and values as of the balance sheet dates may be materially different from the amounts and values reported due to the inherent uncertainty in the estimation process and the limited availability of observable pricing inputs due to the nature of transitional mortgage loans. Also, future amounts and values could differ materially from those estimates due to changes in values and circumstances after the balance sheet date and the limited availability of observable prices.

Principles of Consolidation

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 810—Consolidation ("ASC 810") provides guidance on the identification of a variable interest entity ("VIE"), for which control is achieved through means other than voting rights, and the determination of which business enterprise, if any, should consolidate the VIE. An entity is considered a VIE if any of the following applies: (1) the equity investors (if any) lack one or more of the essential characteristics of a controlling financial interest; (2) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support; or (3) the equity investors have voting rights that are not proportionate to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. The Company consolidates VIEs in which the Company is considered to be the primary beneficiary. The primary beneficiary is defined as the entity having both of the following characteristics: (1) the power to direct the activities that, when taken together, most significantly impact the VIE's performance; and (2) the obligation to absorb losses and right to receive the returns from the VIE that would be significant to the VIE.

At each reporting date, the Company reconsiders its primary beneficiary conclusions for all its VIEs to determine if its obligation to absorb losses of, or its rights to receive benefits from, the VIE could potentially be more than insignificant, and will consolidate or not consolidate in accordance with GAAP. See Note 5 for details.

Revenue Recognition

Interest income on loans is accrued using the interest method based on the contractual terms of the loan, adjusted for expected or realized credit losses, if any. The objective of the interest method is to arrive at periodic interest income, including recognition of fees and costs, at a constant effective yield. Premiums, discounts, and origination fees are amortized or accreted into interest income over the lives of the loans using the interest method, or on a straight-line basis when it approximates the interest method. Extension and modification fees are accreted into interest income on a straight-line basis, when it approximates the interest method, over the related extension or modification period. Exit fees are accreted into interest income on a straight-line basis, when it approximates the interest method, over the lives of the loans to which they relate unless they can be waived by the Company or a co-lender in connection with a loan refinancing, or if timely collection of principal and interest is doubtful. Prepayment penalties from borrowers are recognized as interest income when received. Certain of the Company's loan investments have in the past, and may in the future, provide for additional interest based on the borrower's operating cash flow or appreciation in the value of the underlying collateral. Such amounts are considered contingent interest and are reflected as interest income only upon certainty of collection. Certain of the Company's loan investments have in the past, and may in the future, provide for the accrual of interest (in part, or in whole) instead of its current payment in cash, with the accrued interest ("PIK interest") added to the unpaid principal balance of the loan. Such PIK interest is recognized currently as interest income unless the Company concludes eventual collection is unlikely, in which case the PIK interest is written off.

All interest accrued but not received for loans placed on non-accrual status is subtracted from interest income at the time the loan is placed on non-accrual status. Based on the Company's judgment as to the collectability of principal, a loan on non-accrual status is either accounted for on a cash basis, where interest income is recognized only upon receipt of cash for interest payments, or on a cost-recovery basis, where all cash receipts reduce the loan's carrying value, and interest income is only recorded when such carrying value has been fully recovered.

Loans Held for Investment

Loans that the Company has the intent and ability to hold for the foreseeable future, or until maturity or repayment, are reported at their outstanding principal balances net of cumulative write-offs, interest applied to principal (for loans accounted for using the cost-recovery method), unamortized premiums, discounts, loan origination fees and costs. Loan origination fees and direct loan origination costs are deferred and recognized in interest income over the estimated life of the loans using the interest method, or on a straight-line basis when it approximates the interest method, adjusted for actual prepayments. Interest accrued but not yet collected is separately reported as accrued interest and fees receivable on the Company's consolidated balance sheets.

Non-Accrual Loans

Loans are placed on non-accrual status when the full and timely collection of principal or interest is doubtful, generally when: management determines that the borrower is incapable of, or has ceased efforts toward, curing the cause of a default; the loan becomes 90 days or more past due for principal or interest; or the loan experiences a maturity default. The Company considers an account past due when an obligor fails to pay substantially all (defined as 90%) of the scheduled contractual payments by the due date. In each case, the period of delinquency is based on the number of days payments are contractually past due. A loan may be returned to accrual status if all delinquent principal and interest payments are brought current, and collectability of the remaining principal and interest payments in accordance with the loan agreement is reasonably assured. Loans that in the judgment of the Company's external manager, TPG RE Finance Trust Management, L.P., a Delaware limited partnership (the "Manager"), are adequately secured and in the process of collection are maintained on accrual status, even if they are 90 days or more past due.

Loans Held for Sale

The Company may change its intent, or its assessment of its ability, to hold for the foreseeable future loans held for investment based on changes in the real estate market, capital markets, or when a shift occurs in the Company's approach to loan portfolio construction. Once a determination is made to sell a loan, or the Company determines it no longer has the intent and ability to hold a loan held for investment for the foreseeable future, the loan is transferred to loans held for sale. In accordance with GAAP, loans classified as held for sale are recorded at the lower of cost or fair value, net of estimated selling costs, and the loan is excluded from the determination of the CECL reserve.

Credit Losses

Allowance for Credit Losses for Loans Held for Investment

The Company accounts for its allowance for credit losses on loans held for investment using the Current Expected Credit Loss model of ASC Topic 326, Financial Instruments-Credit Losses ("ASC 326"). Periodic changes to the CECL reserve are recognized through net income on the Company's consolidated statements of income and comprehensive income. The allowance for credit losses measured under the CECL accounting framework represents an estimate of current expected losses for the Company's existing portfolio of loans held for investment, and is presented as a valuation reserve on the Company's consolidated balance sheets. Expected credit losses related to non-cancelable unfunded loan commitments are accounted for as separate liabilities included in accrued expenses and other liabilities on the consolidated balance sheets. The allowance for credit losses for loans held for investment, as reported in the Company's consolidated balance sheets, is adjusted by a credit loss (expense) benefit, which is reported in earnings in the consolidated statements of income and comprehensive income and reduced by the write-off of loan amounts, net of recoveries and additions related to purchased credit-deteriorated ("PCD") assets, if relevant. The Company has elected to not measure an allowance for credit losses on accrued interest receivables related to all of its loans held for investment because it writes off uncollectible accrued interest receivable in a timely manner pursuant to its non-accrual policy, described above.

The Company considers key credit quality indicators in underwriting loans and estimating credit losses, including but not limited to: the capitalization of borrowers and sponsors; the expertise of the borrowers and sponsors in a particular real estate sector and geographic market; collateral type; geographic region; use and occupancy of the property; property market value; loan-to-value ("LTV") ratio; loan amount and lien position; debt service coverage ratio; the Company's risk rating for the same and similar loans; and prior experience with the borrower and sponsor. This information is used to assess the financial and operating capability, experience and profitability of the sponsor/borrower. Ultimate repayment of the Company's loans is sensitive to interest rate changes, general economic conditions, liquidity, LTV ratio, existence of a liquid investment sales market for commercial properties, and availability of replacement short-term or long-term financing. The loans in the Company's commercial mortgage loan portfolio are secured by collateral of the following property types: office; life science; multifamily; hotel; industrial; mixed-use; land for industrial and office use; and self storage.

The Company's loans are typically collateralized by real estate, or in the case of mezzanine loans, by a partnership interest or similar equity interest in the entity that owns the real estate securing the Company's first mortgage loan. The Company regularly evaluates on a loan-by-loan basis, typically no less frequently than quarterly, the extent and impact of any credit deterioration associated with the performance and/or value of the underlying collateral property, and the financial and operating capability of the borrower/sponsor. The Company also evaluates the financial strength of loan guarantors, if any, and the borrower's competency in managing and operating the property or properties. In addition, the Company considers the overall economic environment, real estate sector, and geographic sub-market in which the borrower operates. Such analyses are completed and reviewed by asset management personnel and evaluated by senior management, who utilize various data sources, including, to the extent available (i) periodic financial data such as property occupancy, tenant profile, rental rates, operating expenses, the borrower's exit plan, and capitalization and discount rates, (ii) site inspections, (iii) sales and financing comparables, (iv) current availability of, and credit spreads for, refinancing and (v) other market data.

Quarterly, the Company evaluates the risk of all loans and assigns a risk rating based on a variety of factors, whereby no single factor on its own, whether quantitative or qualitative, is given more weight than others. The factors that the Company considers in connection with this evaluation are grouped as follows: (i) loan and credit structure, including the as-is LTV; (ii) quality and stability of real estate value and operating cash flow, including debt yield, property type, dynamics of the geography, local market, physical condition, stability of cash flow, leasing velocity and quality and diversity of tenancy; (iii) performance against underwritten business plan; (iv) the frequency and materiality of loan modifications or waivers occasioned by unfavorable variances between the underwritten business plan and actual performance; (v) changes in the capital markets that may impact the repayment of the loan via a refinancing or sale of the loan collateral; and (vi) quality, experience and financial condition of sponsor, borrower and guarantor(s). Based on a 5-point scale, the Company's loans are rated "1" through "5," from least risk to greatest risk, respectively:

1 - Very Low Risk

2 - Low Risk

3 - Medium Risk

4 - High Risk/Potential for Loss—A loan that has a high risk of realizing a principal loss; and

5 - Default/Loss Likely—A loan that has a very high risk of realizing a principal loss or has otherwise incurred a principal loss.

The Company generally assigns a risk rating of "3" to all loan investments upon origination or acquisition, except when specific circumstances warrant an exception. During the three months ended March 31, 2023, the Company simplified its risk rating definitions. The Company re-evaluated its risk ratings based on the simplified definitions and concluded that there was no impact to prior period risk ratings.

The Company's CECL reserve also reflects estimates of the current and future economic conditions that impact the performance of the commercial real estate assets securing the Company's loans. These estimates include unemployment rates, inflation rates, interest rates, price indices for commercial property, current and expected future availability of liquidity in the commercial property debt and equity capital markets, and other macroeconomic factors that may influence the likelihood and magnitude of potential credit losses for the Company's loans during their anticipated term. The Company licenses certain macroeconomic financial forecasts to inform its view of the potential future impact that broader economic conditions may have on its loan portfolio's performance. Selection of the economic forecast or forecasts used, in conjunction with loan level inputs, to determine the CECL reserve requires significant judgment about future events that, while based on the information available to the Company as of the balance sheet date, are ultimately unknowable with certainty. The actual economic conditions impacting the Company's portfolio could vary significantly from the estimates the Company made for the periods presented.

The key inputs to the Company's estimation of its allowance for credit losses as of December 31, 2023 were impacted by dislocations in the capital markets, declining property values, increased interest rates, uncertain inflationary trends, a heightened risk of recession, distress in the banking sector, and geopolitical conflicts. Inherent uncertainty in the estimation process and the limited availability of observable pricing inputs due to the nature of transitional mortgage loans also constrain the Company's ability to estimate key inputs utilized to calculate its allowance for credit losses. Key inputs to the estimate include, but are not limited to: LTV; debt service coverage ratio; current and future operating cash flow and performance of collateral properties; the financial strength and liquidity of borrowers and sponsors; capitalization rates and discount rates used to value commercial real estate properties; and market liquidity based on market indices or observable transactions involving the sale or financing of commercial properties. Estimates made by the Company are subject to change. Actual results could differ from management's estimates, and such differences could be material.

Credit Loss Measurement

The amount of allowance for credit losses is influenced by the size of the Company's loan portfolio, loan quality and duration, collateral operating performance, risk rating, delinquency status, historic loss experience and other characteristics influencing loss expectations, such as reasonable and supportable forecasts of economic conditions. The Company employs two methods to estimate credit losses in its loan portfolio: (1) a model-based approach; and (2) an individually-assessed approach for loans considered to be "collateral-dependent" since the repayment of the loan is expected to be provided substantially through the operation or sale of the underlying collateral, and the borrower is experiencing financial difficulty or foreclosure is probable.

Once the expected credit loss amount is determined, an allowance for credit losses is established. A loan will be written off through credit loss (expense) benefit, net in the consolidated statements of income and comprehensive income when it is deemed non-recoverable or upon a realization event. This is generally at the time the loan is settled, transferred or exchanged. Non-recoverability may also be concluded by the Company if, in its determination, it is nearly certain that all amounts due will not be collected. This loss is equal to the difference between the cash received, or expected to be received, and the carrying value of the asset. Factors considered by the Company in determining whether the expected credit loss is not recoverable include whether the Company determines that the loan is uncollectible, which means repayment is deemed to be delayed beyond a reasonable time, a loss becomes evident due to a borrower's lack of assets and liquidity, or a borrower's sponsor is unwilling or unable to support the loan.

Allowance for Credit Losses for Loans Held for Investment – Model-Based Approach

The Company uses a model-based approach used to measure the expected lifetime allowance for credit losses related to loans which are not individually-assessed. The model-based approach considers the underlying loan level cash flows and relevant historical market loan loss data. The Company licenses from Trepp, LLC historical loss information, incorporating loan performance data for over 120,000 commercial real estate loans dating back to 1998, and an analytical model to compute statistical credit loss factors (i.e., probability-of-default, loss severity, and loss-given-default). These credit loss factors are utilized by the Company together with loan specific inputs such as property-level operating performance information, delinquency status, indicators of credit quality, and other credit trends and risk characteristics. Additionally, the Company considers relevant loan and borrower specific qualitative factors, incorporates its expectations about the impact of current macroeconomic and local market conditions and reasonable and supportable operating forecasts on expected future credit losses in deriving its estimate. For the period beyond which the Company is able to make reasonable and supportable forecasts, the Company reverts to unadjusted historical loan loss information.

The Company uses other acceptable alternative approaches depending on, among other factors, the type of loan, underlying collateral and availability of relevant historical market loan loss data.

Allowance for Credit Losses for Loans Held for Investment – Individually-Assessed Approach

In instances where the Company concludes a loan repayment is entirely dependent on the operation or sale of the underlying collateral and the borrower is experiencing financial difficulty or foreclosure is probable, the Company individually assesses the allowance for credit loss for the underlying loan. The amount of expected credit loss is determined using broadly accepted and standard real estate valuation techniques (most commonly, a discounted cash flow model and real estate sales comparables), and considers substantially the same credit factors as utilized in the model-based method. In instances where the Company determines foreclosure of the underlying collateral is probable, the expected credit loss is measured as the difference between the amortized cost basis of the loan and the fair value of the underlying collateral as of the measurement date. The fair value of the underlying collateral is adjusted for the estimated costs to sell if repayment or satisfaction of a loan is dependent on the sale (rather than the operation) of the underlying collateral in instances where foreclosure is not probable.

Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. Evaluations of the loan portfolio in future periods, given the prevailing forecasts and credit loss factors, may result in significant changes to the Company's allowance for credit losses and credit loss expense.

Unfunded Loan Commitments

The Company's first mortgage loans often contain provisions for future funding of a pre-determined portion of capital and other costs incurred by the borrower in executing its business plan. These deferred fundings are conditioned upon the borrower's execution of its business plan with respect to the underlying collateral property securing the loan. These deferred fundings are typically for base building work, tenant improvement costs and leasing commissions, interest reserves, and occasionally to fund forecasted operating deficits during lease-up. These deferred funding commitments may be for specific periods, often require satisfaction by the borrower of conditions precedent, and may contain termination clauses at the option of the borrower or, more rarely, at the Company's option. The total amount of unfunded commitments does not necessarily represent actual amounts that may be funded in cash in the future, since commitments may expire without being drawn, may be cancelled if certain conditions are not satisfied by the borrower, or borrowers may elect not to borrow some or all of the unused commitment. The Company does not recognize these unfunded loan commitments in its consolidated financial statements.

The Company applies its expected credit loss estimates to all future funding commitments that cannot be contractually terminated at the Company's option. The Company maintains a separate allowance for expected credit losses from unfunded loan commitments, which is included in accrued expenses and other liabilities on the consolidated balance sheets. The Company estimates the amount of expected losses by calculating a commitment usage factor over the contractual period for exposures that are not unconditionally cancellable by the Company and applies the loss factors used in the allowance for credit loss methodology described above to the results of the usage calculation to estimate the liability for credit losses related to unfunded commitments for each loan.

Real Estate Owned

Real estate acquired through a foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned ("REO") and held for investment on the Company's consolidated balance sheet until a pending sales transaction meets the criteria of ASC 360-10-45-9 after which the real estate is considered to be held for sale, or is sold. The Company's basis in REO is equal to the fair value of the collateral's net assets upon foreclosure. The estimated fair value of REO is determined using generally accepted valuation techniques, including a discounted cash flow model and inputs that include the highest and best use for each asset, estimated future values based on extensive discussions with local brokers, investors and other market participants, the estimated holding period for the asset, and capitalization and discount rates that reflect estimated investor return requirements for the risks associated with the expected use of each asset. If the estimated fair value of REO is lower than the carrying value of the related loan upon its conversion to REO, the difference, along with any previously recorded specific CECL reserve, is recorded through credit loss (expense) benefit in the consolidated statements of income and comprehensive income. Upon acquisition, the Company allocates the fair value of REO to assets and liabilities acquired, as applicable.

Upon the acquisition of a property, the Company assesses the fair value of the acquired tangible and intangible assets (including land, buildings, tenant improvements, above and below-market leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and allocates the purchase price to the acquired assets and assumed liabilities, which are on a relative fair value basis. The most significant portion of the allocation is to building and land and requires the use of market based estimates and assumptions. The Company assesses and considers fair value based on estimated cash flow projections that utilize appropriate discount and/or capitalization rates, as well as other available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions.

In determining the fair value of the tangible assets of an acquired property, the Company considers the value of the property as if it were vacant. The Company also considers an allocation of purchase price of other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including (but not limited to) the nature and extent of the existing relationship with the tenants, the tenants' credit quality and expectations of lease renewals. Revenue from real estate owned is primarily comprised of rental income, including base rent and reimbursements of property operating expenses. For leases that have fixed and measurable base rent escalations, the Company recognizes base rent on a straight-line basis over the non-cancelable lease terms. The difference between such rental income earned and the cash rent amount is recorded as straight-line rent receivable and included within Other assets on the consolidated balance sheet.

The Company records the amortization of above and below-market leases as an adjustment to Revenue from real estate owned operations on the consolidated statements of income and comprehensive income.

As of December 31, 2023, REO depreciable assets are depreciated using the straight-line method over estimated useful lives as follows:

Description	Depreciable Life
Building	Up to 48 years
Building improvements	Up to 12 years
Lease intangibles	Over lease term

Renovations and/or replacements that improve or extend the life of the REO are capitalized and depreciated over their estimated useful lives. The cost of ordinary repairs and maintenance are expensed as incurred. The Company capitalizes costs directly related to the pre-development, development or improvement of its REO, referred to as capital projects. Costs associated with the Company's capital projects are capitalized as incurred. Costs considered for capitalization include, but are not limited to, construction costs, interest (if applicable), real estate taxes, insurance and utilities, if appropriate. The Company capitalizes indirect costs such as personnel, office, and administrative expenses that are directly related to its development project based on an estimate of the time spent on the construction and development activities. These costs are capitalized only during the period in which activities necessary to ready an asset for its intended use are in progress and such costs are incremental and identifiable to a specific activity to get the asset ready for its intended use. The Company determines when the capitalization period begins and ends through communication with project and other managers responsible for the tracking and oversight of individual projects. In the event that the activities to ready the asset for its intended use are suspended, the capitalization period will cease until such activities are resumed.

REO is initially measured at fair value and is thereafter subject to an ongoing impairment analysis. Subsequent to an REO acquisition, events or circumstances may occur that result in a material and sustained change in the cash flows generated, or expected to be generated, from the property. REO is evaluated for recoverability when impairment indicators are identified. Any impairment loss and gains or losses on sale are included in the consolidated statements of income and comprehensive income. Revenue and expenses from REO operations are included in the consolidated statements of income and comprehensive income within Revenue from real estate owned operations and Expenses from real estate owned operations, as applicable.

Investment Portfolio Financing Arrangements

The Company finances its portfolio of loans, or participation interests therein, and REO using secured financing agreements, including secured credit agreements, secured revolving credit facilities, asset-specific financing arrangements, mortgage loans payable, and collateralized loan obligations. The related borrowings are recorded as separate liabilities on the Company's consolidated balance sheets. Interest income earned on the investments and interest expense incurred on the related borrowings are reported separately on the Company's consolidated statements of income and comprehensive income.

In certain instances, the Company creates structural leverage through the co-origination or non-recourse syndication of a senior loan interest to a third party. For all such syndications the Company has completed through December 31, 2023, the Company transferred, on a non-recourse basis, 100% of the senior mortgage loan that the Company originated to a third-party lender, and retained as a loan investment a separate mezzanine loan investment secured by a pledge of the equity in the mortgage borrower. With respect to the senior mortgage loans transferred, the Company retains: no control over the mortgage loan; no economic interest in the mortgage loan; and no recourse to the purchaser or the borrower. Consequently, based on these circumstances and because the Company does not have any continuing involvement with the transferred senior mortgage loan, these syndications are accounted for as sales under GAAP and are removed from the Company's consolidated financial statements at the time of transfer. The Company's consolidated balance sheets only include the separate mezzanine loan remaining after the transfer.

For more information regarding the Company's investment portfolio financing arrangements, see Note 6.

Fair Value Measurements

The Company follows ASC 820-10, Fair Value Measurements and Disclosures ("ASC 820-10"), for its holdings of financial instruments. ASC 820-10 defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosure of fair value measurements. ASC 820-10 determines fair value to be the price that would be received for a financial instrument in a current sale, which assumes an orderly transaction between market participants on the measurement date. The Company determines the estimated fair value of financial assets and liabilities using the three-tier fair value hierarchy established by GAAP, which prioritizes the inputs used in measuring fair value. GAAP establishes market-based or observable inputs as the preferred source of values followed by valuation models using management assumptions in the absence of market inputs. The financial instruments recorded at fair value on a recurring basis in the Company's consolidated financial statements are cash, cash equivalents, and restricted cash. The three levels of inputs that may be used to measure fair value are as follows:

> Level I—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

> Level II—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> Level III—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

For certain financial instruments, the inputs used by management to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for such financial instrument is based on the lowest level of input that is significant to the fair value measurement.

The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument. The Company may use valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The market approach uses third-party valuations and information obtained from market transactions involving identical or similar assets or liabilities. The income approach uses projections of the future economic benefits of an instrument to determine its fair value, such as in the discounted cash flow methodology. The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risk associated with investing in these financial instruments. Transfers between levels of the fair value hierarchy are assumed to occur at the end of the reporting period.

The following methods and assumptions are used by our Manager to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

- Cash and cash equivalents: the carrying amount of cash and cash equivalents approximates fair value.

- Loans held for investment, net: using a discounted cash flow methodology employing a discount rate for loans of comparable credit quality, structure, and LTV based upon appraisal information and current estimates of the value of collateral property performed by the Manager, and credit spreads for loans of comparable risk (as determined by the Manager based on the factors previously described) as corroborated by inquiry of other market participants.

- Loans held for sale: estimated fair market value based on sale comparables as corroborated by inquiry of other market participants or independent market data providers.

- Secured revolving credit facilities, asset-specific financings, and mortgage loan payable: based on the rate at which a similar secured revolving credit facility, asset-specific financing, or mortgage loan payable would currently be priced, as corroborated by inquiry of other market participants.

- CRE Collateralized Loan Obligations, net: indications of value from dealers active in trading similar or substantially similar securities, observable quotes from market data services, reported prices and spreads for recent new issues, and Manager estimates of the credit spread at which similar bonds would be issued, or traded, in the new issue and secondary markets.

- Other assets and liabilities subject to fair value measurement, including receivables, payables and accrued liabilities have carrying values that approximate fair value due to their short-term nature.

As discussed above, market-based or observable inputs are generally the preferred source of values for purposes of measuring the fair value of the Company's assets under GAAP. The commercial property investment sales and commercial mortgage loan markets have experienced uneven liquidity due to global macroeconomic conditions, including heightened inflation, slower growth or recession, changes to fiscal and monetary policy, increased interest rates, currency fluctuations, labor shortages and distress in the banking sector, which has made it more difficult to rely on market-based inputs in connection with the valuation of the Company's assets under GAAP. Key valuation inputs include, but are not limited to, future operating cash flow and performance of collateral properties, the financial strength and liquidity of borrowers and sponsors, credit spreads for secured real estate borrowings, capitalization rates and discount rates used to value commercial real estate properties, and observable transactions involving the sale or financing of commercial properties.

Income Taxes

The Company qualifies and has elected to be taxed as a REIT for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), commencing with its initial taxable year ended December 31, 2014. To the extent that it annually distributes at least 90% of its REIT taxable income to stockholders and complies with various other requirements as a REIT, the Company generally will not be subject to U.S. federal income taxes on its distributed REIT taxable income. In 2017, the Internal Revenue Service issued a revenue procedure permitting "publicly offered" REITs to make elective stock dividends (i.e., dividends paid in a mixture of stock and cash), with at least 20% of the total distribution being paid in cash, to satisfy their REIT distribution requirements. Pursuant to this revenue procedure, the Company may elect to make future distributions of its taxable income in a mixture of stock and cash. If the Company fails to continue to qualify as a REIT in any taxable year and does not qualify for certain statutory relief provisions, the Company will be subject to U.S. federal and state income taxes at regular corporate rates beginning with the year in which it fails to qualify and may be precluded from being able to elect to be treated as a REIT for the Company's four subsequent taxable years. Even though the Company currently qualifies for taxation as a REIT, the Company may be subject to certain U.S. federal, state, local and foreign taxes on the Company's income and property and to U.S. federal income and excise taxes on the Company's undistributed REIT taxable income.

In certain instances, the Company may generate excess inclusion income ("EII") within the Sub-REIT structure it established for the purpose of issuing collateralized loan obligations ("CRE CLOs"). EII has in the past occurred in certain of the Company's CRE CLOs due to sharp declines in LIBOR or compounded SOFR or Term SOFR since the issuance of a CRE CLO's liabilities, loans contributed to the CRE CLOs with interest rate floors materially higher than the current applicable benchmark rates, and liabilities whose benchmark rates are unfloored. EII, which is treated as unrelated business taxable income ("UBTI"), is an obligation of the Company and is allocated only to a taxable REIT subsidiary ("TRS") and not to its common stockholders.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period in which the enactment date occurs. Under ASC Topic 740, Income Taxes ("ASC 740"), a valuation allowance is established when management believes it is more likely than not that a deferred tax asset will not be realized. Currently, the Company has no taxable temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

The Company intends to continue to operate in a manner consistent with, and to continue to meet the requirements to be treated as, a REIT for tax purposes and to distribute all of its REIT taxable income.

Earnings per Common Share

The Company calculates basic earnings per share using the two-class method. The two-class method is an allocation formula that determines earnings per share for each share of common stock and participating securities according to dividends declared and participation rights in undistributed earnings. Under this method, all earnings (distributed and undistributed) are allocated to common shares and participating securities based on their respective rights to receive dividends. Basic earnings per common share is calculated by dividing earnings allocated to common shareholders by the weighted-average number of common shares outstanding during the period.

Diluted earnings per share is computed under the more dilutive of the treasury stock method or the two-class method. The computation of diluted earnings per share is based on the weighted average number of participating securities outstanding plus the incremental shares that would be outstanding assuming exercise of warrants to purchase common stock (the "Warrants", see Note 12) issued in connection with the Company's no-longer-outstanding Series B Cumulative Redeemable Preferred Stock (the "Series B Preferred Stock"), which are exercisable on a net-share settlement basis. The number of incremental shares is calculated utilizing the treasury stock method.

The Company accounts for unvested stock-based compensation awards that contain non-forfeitable dividend rights or dividend equivalents (whether paid or unpaid) as participating securities, which are included in the computation of earnings per share pursuant to the two-class method. The Company excludes participating securities and Warrants from the calculation of diluted weighted average shares outstanding in periods of net losses since their effect would be anti-dilutive.

Stock-based Compensation

Stock-based compensation consists of awards issued by the Company to certain employees of affiliates of the Manager and certain members of the Company's Board of Directors. The stock-based compensation awards to certain employees of affiliates of the Manager generally vest in installments over a fixed period. Deferred stock units granted to the Company's Board of Directors prior to December 2021 fully vested on the grant date and accrued, and will continue to accrue, common stock dividends that are paid-in kind through additional deferred stock units on a quarterly basis. Deferred stock units granted in December 2021 and thereafter will fully vest on the grant date and will continue to accrue and be paid cash common stock dividends on a quarterly basis. Stock-based compensation expense is recognized in net income on a straight-line basis over the applicable award's vesting period. Forfeitures of stock-based compensation awards are recognized as they occur.

Deferred Financing Costs

Deferred financing costs are reflected net of the liabilities to which they relate, currently collateralized loan obligations, secured financing agreements, which include secured credit agreements and a secured revolving credit facility, and asset-specific financing arrangements on the Company's consolidated balance sheets. These costs are amortized in interest expense using the interest method, or on a straight-line basis when it approximates the interest method, as follows: (i) for secured financing agreements other than CRE CLOs, the initial term of the financing agreement, or in the case of costs directly associated with the loan, over the life of the financing agreement or the loan, whichever is shorter; and (ii) for CRE CLOs, over the estimated life of the liabilities issued based on the underlying loans' initial maturity dates, considering the expected repayment behavior of the loans collateralizing the notes and the impact of any reinvestment periods, as of the closing date.

Cash and Cash Equivalents

Cash and cash equivalents include cash held in banks or invested in money market funds with original maturities of less than 90 days. The Company deposits its cash and cash equivalents with high credit quality institutions to minimize credit risk exposure. The Company maintains cash accounts at several financial institutions, which are insured up to a maximum of $250,000 per account as of December 31, 2023 and December 31, 2022. The balances in these accounts may exceed the insured limits.

Pursuant to financial covenants applicable to Holdco, which is the guarantor of the Company's recourse indebtedness, the Company is required to maintain minimum cash equal to the greater of (i) $15 million or (ii) the product of 5% and the aggregate recourse indebtedness of the Company. As of December 31, 2023 and December 31, 2022, the Company held as part of its total cash balances $15.0 million and $22.4 million to comply with this covenant, respectively.

Restricted Cash

Restricted cash primarily represents deposits paid by potential borrowers to cover certain costs incurred by the Company in connection with loan originations. These deposits may be returned to borrowers, after deducting eligible transaction costs paid by the Company for the benefit of the borrowers, upon the closing of a loan transaction, or if a loan transaction does not close and deposit proceeds remain. As of December 31, 2023, $0.6 million of restricted cash was combined with cash and cash equivalents of $206.4 million in the consolidated statement of cash flows. As of December 31, 2022, $0.3 million of restricted cash was combined with cash and cash equivalents of $254.1 million in the consolidated statement of cash flows.

Collateralized Loan Obligation Proceeds Held at Trustee

Collateralized Loan Obligation Proceeds Held at Trustee represent cash held by the Company's collateralized loan obligations pending reinvestment in eligible collateral. See Note 5 for additional details.

Accounts Receivable from Servicer/Trustee

Accounts receivable from Servicer/Trustee represents cash proceeds from loan activities that have not been remitted to the Company based on established servicing and borrowing procedures. Such amounts are generally held by the Servicer/Trustee for less than 30 days before being remitted to the Company.

Stockholders' Equity

Total Stockholders' Equity may include preferred stock, common stock, and derivative instruments indexed to the Company's common stock such as warrants or other embedded options within financing arrangements that may be classified as temporary or permanent equity. Common shares generally represent a basic ownership interest in an entity and a residual corporate interest in liquidation, bearing the ultimate risk of loss and receiving the benefit of success. Common shares are usually perpetual in nature with voting rights and dividend rights. Preferred shares are usually characterized by the life of the instrument (i.e., perpetual or redeemable) and the ability of a holder to convert the equity instrument into cash, common shares, or a combination thereof. The terms of preferred shares can vary significantly, including but not limited to, an equity instrument's dividend rate, term (e.g., existence of a stated redemption date), conversion features, voting rights, and liquidation preferences. Derivative instruments indexed to the Company's common stock such as warrants or other embedded options within financing arrangements are generally classified based on which party controls the contract settlement mechanism and the nature of the settlement terms that may require, or allow, the Company to make a cash payment, issue common shares, or a combination thereof to satisfy its obligation of the underlying contract.

Temporary Equity

Equity instruments that are redeemable for cash or other assets are classified as temporary equity if the instrument is redeemable, at the option of the holder, at a fixed or determinable price on a fixed or determinable date or upon the occurrence of an event that is not solely within the control of the issuer.

Redeemable equity instruments are initially carried at the relative fair value of the equity instrument at the issuance date, which is subsequently adjusted at each balance sheet date if the instrument is currently redeemable or probable of becoming redeemable. The Series B Preferred Stock issued in connection with the Investment Agreement described in Note 12 were classified as temporary equity in the accompanying financial statements.

Permanent Equity

The Company has preferred stock, common stock, and Warrants issued in connection with the Series B Preferred Stock transaction that are outstanding and classified as permanent equity. The Warrants are exercisable on a net-settlement basis and expire on May 28, 2025. None of the Warrants have been exercised as of December 31, 2023. The Company's common stock is perpetual with voting rights and dividend rights. On June 14, 2021, the Company issued 8,050,000 shares of Series C Cumulative Redeemable Preferred Stock (the "Series C Preferred Stock") that is classified as permanent equity. The outstanding shares of Series C Preferred Stock have a 6.25% dividend rate and may be redeemed by the Company at its option on and after June 14, 2026. The Series C Preferred Stock issuance and Warrants related to the Series B Preferred Stock are described in Note 12.

Recently Issued Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting ("ASU 2020-04"). ASU 2020-04 provides optional expedients and exceptions to GAAP requirements for modifications to debt agreements, leases, derivatives, and other contracts, related to the market transition from LIBOR, and certain other floating rate benchmark indices, or collectively, IBORs, to alternative reference rates. ASU 2020-04 generally considers contract modifications related to reference rate reform to be an event that does not require contract remeasurement at the modification date nor a reassessment of a previous accounting determination. In January 2021, the FASB clarified the scope of that guidance with the issuance of ASU 2021-01, "Reference Rate Reform: Scope." This ASU provides optional guidance for a limited period to ease the burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. This would apply to companies meeting certain criteria that have contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. In December 2022, the FASB issued ASU 2022-06, "Reference Rate Reform (Topic 848) - Deferral of the Sunset Date of Topic 848", which defers the expiration of ASC 848 from December 31, 2022, to December 31, 2024. This standard is effective for the Company immediately and generally may be elected over time through December 31, 2024.

The Company successfully completed the transition of its loans held for investment and its liabilities from LIBOR to Term SOFR, an alternative rate endorsed by the Alternative Reference Rates Committee of the Federal Reserve System. The Company elected to apply the temporary optional expedients and determined that the contractual modifications made in connection with the transition referred to in the immediately preceding sentence did not require contract remeasurement at the respective modification dates.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"). ASU 2023-07 intends to improve reportable segment disclosure requirements, enhance interim disclosure requirements and provides new segment disclosure requirements for entities with a single reportable segment. This standard is effective for the Company beginning with its 2024 annual reporting. ASU 2023-07 is to be adopted retrospectively to all prior periods presented. The Company is evaluating the impact of ASU 2023-07.

(3) Loans Held for Investment and the Allowance for Credit Losses

The Company originates and acquires first mortgage and mezzanine loans secured by commercial properties. The Company considers these loans to comprise a single portfolio of mortgage loans, and the Company has developed its systematic methodology to determine the allowance for credit losses based on a single portfolio. For purposes of certain disclosures herein, the Company disaggregates this portfolio segment into the following classes of finance receivables: senior loans; and subordinated and mezzanine loans. These loans can potentially subject the Company to concentrations of credit risk, including, without limitation: property type collateralizing the loan; loan category; loan size; loans to a single sponsor; and loans in a single geographic area. The Company's loans held for investment are accounted for at amortized cost. Interest accrued but not yet collected is separately reported within accrued interest and fees receivable on the Company's consolidated balance sheets. Amounts within that caption relating to loans held for investment were $20.2 million and $26.4 million as of December 31, 2023 and December 31, 2022, respectively.

During the year ended December 31, 2023, the Company originated four mortgage loans with a total commitment of $229.4 million, an initial unpaid principal balance of $196.7 million, and unfunded commitments at closing of $32.7 million. Additionally, the Company received ten full loan repayments of $711.6 million, and partial principal payments including accrued PIK interest payments and cost-recovery proceeds of $195.4 million across 14 loans, for total loan repayments of $907.0 million during the year ended December 31, 2023. The Company also received proceeds of $349.5 million from the sale of five of its loans with an aggregate unpaid principal balance of $564.9 million, and converted to REO six loans with an unpaid principal balance of $386.1 million.

During the year ended December 31, 2022, the Company originated 18 and acquired five mortgage loans, with a total commitment of $1.7 billion, an initial unpaid principal balance of $1.5 billion, and unfunded commitments at closing of $0.2 billion. Additionally, for the year ended December 31, 2022, the Company received total proceeds of $1.5 billion, including $1.3 billion from 21 loan repayments in-full and $0.2 billion from principal amortization payments across 25 loans.

The following table details overall statistics for the Company's loans held for investment portfolio (dollars in thousands):

	December 31, 2023		December 31, 2022	
	Balance sheet portfolio	Total loan exposure[1]	Balance sheet portfolio	Total loan exposure[1]
Number of loans	53	53	70	70
Floating rate loans	100.0 %	100.0 %	100.0 %	100.0 %
Total loan commitment	$ 3,666,173	$ 3,666,173	$ 5,429,146	$ 5,429,146
Unpaid principal balance[2]	$ 3,484,052	$ 3,484,052	$ 5,004,798	$ 5,004,798
Unfunded loan commitments[3]	$ 183,293	$ 183,293	$ 426,061	$ 426,061
Amortized cost	$ 3,476,776	$ 3,476,776	$ 4,978,674	$ 4,978,674
Weighted average credit spread	3.7 %	3.7 %	3.4 %	3.4 %
Weighted average all-in yield[4]	9.3 %	9.3 %	8.1 %	8.1 %
Weighted average term to extended maturity (in years)[5]	2.6	2.6	2.8	2.8

(1)   In certain instances, the Company creates structural leverage through the co-origination or non-recourse syndication of a senior loan interest to a third-party. In either case, the senior mortgage loan (i.e., the non-consolidated senior interest) is not included on the Company's balance sheet. When the Company creates structural leverage through the co-origination or non-recourse syndication of a senior loan interest to a third-party, the Company retains on its balance sheet a mezzanine loan. Total loan exposure encompasses the entire loan portfolio the Company originated, acquired and financed. The Company had no non-consolidated senior interests as of December 31, 2023 and December 31, 2022.

(2)   Unpaid principal balance includes PIK interest of $1.2 million and $1.7 million as of December 31, 2023 and December 31, 2022, respectively.

(3)   Unfunded loan commitments may be funded over the term of each loan, subject in certain cases to an expiration date or a force-funding date, primarily to finance property improvements or lease-related expenditures by the Company's borrowers and to finance operating deficits during renovation and lease-up.

(4)   As of December 31, 2023, all of the Company's loans were indexed to Term SOFR. In addition to credit spread, all-in yield includes the amortization of deferred origination fees, purchase price premium and discount if any, and accrual of both extension and exit fees. All-in yield for the total portfolio assumes Term SOFR as of December 31, 2023 for weighted average calculations.

(5)   Extended maturity assumes all extension options are exercised by the borrower; provided, however, that the Company's loans may be repaid prior to such date. As of December 31, 2023, based on the unpaid principal balance of the Company's total loan exposure, 8.4% of the Company's loans were subject to yield maintenance or other prepayment restrictions and 91.6% were open to repayment by the borrower without penalty.

The following tables present an overview of the Company's loans held for investment portfolio by loan seniority (dollars in thousands):

| | December 31, 2023 | | |
Loans held for investment, net	Outstanding principal	Unamortized premium (discount) and loan origination fees, net	Amortized cost
Senior loans[1]	$ 3,484,052	$ (7,276)	$ 3,476,776
Total	$ 3,484,052	$ (7,276)	$ 3,476,776
Allowance for credit losses			(67,092)
Loans held for investment, net			$ 3,409,684

| | December 31, 2022 | | |
Loans held for investment, net	Outstanding principal	Unamortized premium (discount) and loan origination fees, net	Amortized cost
Senior loans[1]	$ 5,004,798	$ (26,124)	$ 4,978,674
Total	$ 5,004,798	$ (26,124)	$ 4,978,674
Allowance for credit losses			(197,272)
Loans held for investment, net			$ 4,781,402

_____

(1)   Senior loans may include contiguous mezzanine loans and *pari passu* participations in senior mortgage loans.

The following table presents the Company's loans held for investment portfolio activity (dollars in thousands):

| | For the years ended December 31, | |
	2023	2022
Balance as of January 1, 2023	$ 4,781,402	$ 4,867,203
Additions during the period:		
Loans originated and acquired	194,706	1,519,406
Additional fundings	140,547	145,199
Amortization of origination fees and discounts	11,955	11,085
Deductions during the period:		
Collection of principal	(890,566)	(1,506,870)
Collection of accrued PIK interest	(542)	(1,314)
Collection of interest applied to reduce principal under the cost-recovery method	(15,894)	—
Realized loss on loan write-offs, loan sales, and REO conversions	(334,727)	(4,400)
Loan sales	(343,637)	—
Loan extinguishment upon conversion to REO	(263,740)	(89,234)
Decrease (increase) of allowance for credit losses	130,180	(159,673)
Balance as of December 31, 2023	$ 3,409,684	$ 4,781,402

During the three months ended December 31, 2023, the Company sold one office loan with an unpaid principal balance of $84.7 million for $29.0 million, resulting in a loss on sale of $55.8 million, including transaction costs of $0.04 million and one multifamily loan with an unpaid principal balance of $127.3 million for $98.7 million, including a hold back of $30.0 million, resulting in a loss on sale of $22.4 million, which includes transaction costs of $2.7 million and $8.9 million from the reversal of the unamortized purchase discount from acquisition. Such losses are included within Credit loss expense, net on the Company's consolidated statements of income and comprehensive income. The proceeds from sale of the Company's multifamily loan and the hold back are included within Accounts receivable from servicer/trustee and Other assets, respectively, on the Company's consolidated balance sheets.

During the three months ended September 30, 2023, the Company sold one mixed-use loan with an unpaid principal balance of $129.2 million for $95.0 million, resulting in a loss on sale of $35.0 million, including transaction costs of $0.8 million, and one office loan with an unpaid principal balance of $152.4 million for $79.0 million, resulting in a loss on sale of $74.4 million, including transaction costs of $0.9 million. Such losses are included within Credit loss expense, net on the Company's consolidated statements of income and comprehensive income.

During the three months ended June 30, 2023, the Company sold one office loan with an unpaid principal balance of $71.3 million for $47.8 million, resulting in a loss on sale of $24.1 million, including transaction costs of $0.6 million. During the three months ended September 30, 2023, the Company recorded additional transaction costs of $0.8 million, which increased the loss on sale to $24.9 million. Such losses are included within Credit loss expense, net on the Company's consolidated statements of income and comprehensive income.

As of December 31, 2023 and December 31, 2022, there was $5.2 million and $7.9 million, respectively, of unamortized loan fees included in loans held for investment, net in the consolidated balance sheets. As of December 31, 2023 and December 31, 2022, there was $2.1 million and $18.2 million, respectively, of unamortized discounts included in loans held for investment at amortized cost on the consolidated balance sheets.

Loan Risk Ratings

The Company evaluates all of its loans to assign risk ratings on a quarterly basis on a 5-point scale. As described in Note 2, the Company's loans are rated "1" through "5," from least risk to greatest risk, respectively. The Company generally assigns a risk rating of "3" to all loan investments upon origination or acquisition, except when specific circumstances warrant an exception.

The following tables present the Company's loans held for investment portfolio on an amortized cost basis by origination year, grouped by risk rating (dollars in thousands):

	December 31, 2023						
	Amortized cost by origination year						
	2023	2022	2021	2020	2019	Prior	Total
Senior loans by internal risk ratings:							
1	$ —	$ —	$ —	$ —	$ —	$ —	$ —
2	—	—	—	—	99,000	—	99,000
3	196,268	1,013,299	1,313,889	100,550	450,849	86,073	3,160,928
4	—	60,229	—	—	40,415	116,204	216,848
5	—	—	—	—	—	—	—
Total senior loans	$ 196,268	$ 1,073,528	$ 1,313,889	$ 100,550	$ 590,264	$ 202,277	$ 3,476,776
Senior loans:							
Current-period realized loss on loan write-offs, loan sales and REO conversions	$ —	$ (29,630)	$ (8,526)	$ (24,906)	$ (188,275)	$ (83,390)	$ (334,727)

	December 31, 2022						
	Amortized cost by origination year						
	2022	2021	2020	2019	2018	Prior	Total
Senior loans by internal risk ratings:							
1	$ —	$ —	$ —	$ —	$ —	$ —	$ —
2	22,732	216,960	—	272,185	—	—	511,877
3	907,161	1,609,556	98,874	505,377	110,356	—	3,231,324
4	76,938	79,023	119,172	320,793	342,869	51,542	990,337
5	—	—	71,269	118,135	55,732	—	245,136
Total senior loans	$ 1,006,831	$ 1,905,539	$ 289,315	$ 1,216,490	$ 508,957	$ 51,542	$ 4,978,674
Senior loans:							
Current-period realized loss on loan write-off	$ —	$ —	$ —	$ —	$ (4,400)	$ —	$ (4,400)

Loans acquired are presented in the preceding tables in the column corresponding to the year of origination, not acquisition.

The table below summarizes the Company's portfolio of loans held for investment on an amortized cost basis, by the results of its internal risk rating review process performed (dollars in thousands):

Risk rating	December 31, 2023	December 31, 2022
1	$ —	$ —
2	99,000	511,878
3	3,160,928	3,231,324
4	216,848	990,337
5	—	245,135
Total	$ 3,476,776	$ 4,978,674
Allowance for credit losses	(67,092)	(197,272)
Carrying value	$ 3,409,684	$ 4,781,402
Weighted average risk rating[1]	3.0	3.2

_____

(1)   Weighted average risk rating calculated based on the amortized cost balance at period end.

The weighted average risk rating of the Company's loans held for investment portfolio was 3.0 as of December 31, 2023, compared to a 3.2 weighted average risk rating as of December 31, 2022.

Allowance for Credit Losses

The Company's allowance for credit losses developed pursuant to ASC 326 reflects its current estimate of potential credit losses related to its loans held for investment portfolio as of December 31, 2023. As part of its allowance for credit losses, the Company maintains a separate allowance for credit losses related to unfunded loan commitments which is included in accrued expenses and other liabilities on the consolidated balance sheets. See Note 2 for additional details regarding the Company's accounting policies and estimation of its allowance for credit losses.

The following tables present activity in the allowance for credit losses for loans by finance receivable class (dollars in thousands):

	For the Year Ended December 31, 2023					
		Senior loans		Subordinated and mezzanine loans		Total
Allowance for credit losses for loans held for investment:						
Beginning balance at January 1, 2023	$	197,272	$	—	$	197,272
Allowance for (reversal of) credit losses, net		204,547		—		204,547
Realized loss on loan write-offs, loan sales, and REO conversions		(334,727)		—		(334,727)
Subtotal		67,092		—		67,092
Allowance for credit losses on unfunded loan commitments:						
Beginning balance at January 1, 2023		17,314		—		17,314
Allowance for (reversal of) credit losses, net		(14,635)		—		(14,635)
Subtotal		2,679		—		2,679
Total allowance for credit losses	$	69,771	$	—	$	69,771

	For the Year Ended December 31, 2022					
		Senior loans		Subordinated and mezzanine loans		Total
Allowance for credit losses for loans held for investment:						
Beginning balance at January 1, 2022	$	41,193	$	806	$	41,999
Allowance for (reversal of) credit losses, net		160,479		(806)		159,673
Realized loss on loan write-off		(4,400)		—		(4,400)
Subtotal		197,272		—		197,272
Allowance for credit losses on unfunded loan commitments:						
Beginning balance at January 1, 2022		4,210		—		4,210
Allowance for (reversal of) credit losses, net		13,104		—		13,104
Subtotal		17,314		—		17,314
Total allowance for credit losses	$	214,586	$	—	$	214,586

The following table presents the allowance for credit losses for loans held for investment (dollars in thousands):

| | December 31, 2023 | | |
	General reserve	Specific reserve	Total reserve
Allowance for credit losses:			
Loans held for investment	$ 67,092	$ —	$ 67,092
Unfunded loan commitments	2,679	—	2,679
Total allowance for credit losses	$ 69,771	$ —	$ 69,771
Total unpaid principal balance	$ 3,484,052	$ —	$ 3,484,052

| | December 31, 2022 | | |
	General reserve	Specific reserve	Total reserve
Allowance for credit losses:			
Loans held for investment	$ 119,190	$ 78,082	$ 197,272
Unfunded loan commitments	10,927	6,387	17,314
Total allowance for credit losses	$ 130,117	$ 84,469	$ 214,586
Total unpaid principal balance	$ 4,759,663	$ 245,135	$ 5,004,798

The Company's allowance for credit losses is influenced by the size and maturity dates of its loans, loan quality, credit indicators including risk ratings, delinquency status, historical loss experience and other conditions influencing loss expectations, such as property valuation and reasonable and supportable forecasts of economic conditions.

During the year ended December 31, 2023, the Company recorded a decrease of $144.8 million to its allowance for credit losses, decreasing its CECL reserve to $69.8 million as of December 31, 2023. For the year ended December 31, 2023, the decrease to the Company's allowance for credit losses was due primarily to (1) a decrease of $334.7 million resulting from realized losses on loan write-offs, loan sales, and REO conversions and (2) a decrease of $2.5 million resulting from net investment activity during 2023, partially offset by (1) a year over year increase of $168.6 million for loans resolved during 2023 and (2) an increase of $23.8 million related to macroeconomic assumptions employed in determining the general CECL reserve and the deterioration of local market fundamentals in the office sector.

During the year ended December 31, 2022, the Company recorded an increase of $168.4 million, increasing its allowance for credit losses to $214.6 million as of December 31, 2022. For the year ended December 31, 2022, the increase to the Company's estimate of expected credit losses was primarily due to an increase in credit loss expenses of (1) $84.5 million related to individually assessed loans, (2) $26.2 million resulting from the Company's increased loan origination and acquisition activity during 2022, and (3) $70.0 million from recessionary and recovery macroeconomic assumptions employed in determining the general CECL reserve, offset by a decrease of (1) $12.4 million resulting from loan repayments.

As of December 31, 2023, none of the Company's first mortgage loans satisfied the CECL framework's criteria for individual assessment and the Company did not have any loans on non-accrual status or cost-recovery.

As of December 31, 2022, four first mortgage loans satisfied the CECL framework's criteria for individual assessment. The total amortized cost of the individually assessed loans as of December 31, 2022 was $245.1 million. Accordingly, the Company utilized the estimated fair value of the loan collateral to estimate a total allowance for credit losses of $78.1 million as of December 31, 2022. The Company's fair market value estimates were determined primarily using discounted cash flow models and Level 3 inputs, which include estimates of property-specific cash flows over a specific holding period, a discount rate range of 10.0% – 14.5%, and a terminal capitalization rate range of 6.5% – 9.0%. These inputs are based on the location, type and nature of the property, current sales and lease comparables, anticipated real estate and capital market conditions, and management's knowledge, experience and judgment. Additionally, the Company may use broker-prepared estimates of fair values based on discounted cash flows and sales comparables to corroborate the estimated value of a loan's collateral. As of December 31, 2022, one of the four loans with an amortized cost of $71.3 million was on non-accrual status; the three other loans with an amortized cost of $173.9 million were not on non-accrual status because the borrowers were not in default of the loan agreements and all amounts of interest due were collected by the Company.

During the three months ended December 31, 2022, the Company extinguished a first mortgage loan with an unpaid principal balance of $89.2 million that experienced a maturity default. In October 2022, the Company negotiated and closed a deed-in-lieu of foreclosure to take ownership of the office property which previously served as collateral for the first mortgage loan. The carrying value of the loan was $76.5 million, net the asset-specific credit loss reserve as of the foreclosure date of $12.7 million, which was equal to the previously recorded specific CECL reserve. No cash was exchanged as part of this transaction. See Note 4 for further details.

During the three months ended September 30, 2022, the property securing the Company's sole non-performing retail loan was sold by the borrower for $19.7 million, generating net proceeds of $18.6 million that were directed by the borrower to retire the Company's loan. The Company wrote-off $4.4 million during the three months ended September 30, 2022, which was fully reserved within the Company's CECL reserve as of June 30, 2022. The amortized cost of the loan was $23.0 million as of December 31, 2022. The loan was previously placed on non-accrual status due to a default caused by non-payment of interest in December 2021. In accordance with the Company's revenue recognition and allowance for credit losses accounting policies, the Company suspended its accrual of interest income when the loan was placed on non-accrual status.

As of December 31, 2023, the Company did not have any first mortgage loans on non-accrual status. As of December 31, 2022, the Company had two first mortgage loans with an amortized cost of $190.4 million on non-accrual status. In accordance with the Company's revenue recognition and allowance for credit losses accounting policies, the Company suspended its accrual of interest income when each loan was placed on non-accrual status. As of December 31, 2023 and December 31, 2022, none of the Company's performing loans (full accrual status) had accrued interest income receivable 90 days or more past due.

The following table presents an aging analysis for the Company's portfolio of loans held for investment, by class of loans on amortized cost basis (dollars in thousands):

| | Days Outstanding as of December 31, 2023 | | | | | |
	Current	Days: 30-59	Days: 60-89	Days: 90 or more	Total loans past due	Total loans
Loans receivable:						
Senior loans	$ 3,476,776	$ —	$ —	$ —	$ —	$ 3,476,776
Total	$ 3,476,776	$ —	$ —	$ —	$ —	$ 3,476,776

| | Days Outstanding as of December 31, 2022 | | | | | |
	Current	Days: 30-59	Days: 60-89	Days: 90 or more	Total loans past due	Total loans
Loans receivable:						
Senior loans	$ 4,541,692	$ 365,713	$ —	$ 71,269	$ 436,982	$ 4,978,674
Total	$ 4,541,692	$ 365,713	$ —	$ 71,269	$ 436,982	$ 4,978,674

See Note 2 of the consolidated financial statements for details of the Company's revenue recognition and allowance for credit losses accounting policies.

Loan Modifications

The Company may amend or modify a loan depending on the loan's specific facts and circumstances. These loan modifications typically include additional time for the borrower to refinance or sell the collateral property, adjustment or waiver of performance tests that are prerequisite to the extension of a loan maturity, modification of terms of interest rate cap agreements, and/or deferral of scheduled principal payments. In exchange for a modification, the Company often receives a partial repayment of principal, a short-term accrual of PIK interest for a portion of interest due, a cash infusion to replenish interest or capital improvement reserves, termination of all or a portion of the remaining unfunded loan commitment, additional call protection, and/or an increase in the loan coupon. For the year ended December 31, 2023, none of the Company's loan modifications resulted in more than minor modifications.

As of December 31, 2023, the total amount of accrued PIK interest in the Company's loans held for investment portfolio was $1.2 million related to one first mortgage loan. No accrued PIK interest was recorded and deferred during the year ended December 31, 2023.

The following table presents the accrued PIK interest activity for the Company's loans held for investment portfolio (dollars in thousands):

	Year Ended			
	2023		**2022**	
Balance as of January 1,	$	1,714	$	3,028
Accrued PIK interest		—		—
Repayments of accrued PIK interest		(542)		(313)
Balance as of March 31,	$	1,172	$	2,715
Accrued PIK interest		—		—
Repayments of accrued PIK interest		—		(300)
Balance as of June 30,	$	1,172	$	2,415
Accrued PIK interest		—		—
Repayments of accrued PIK interest		—		—
Balance as of September 30,	$	1,172	$	2,415
Accrued PIK interest		—		—
Repayments of accrued PIK interest		—		(701)
Balance as of December 31,	$	1,172	$	1,714

(4) Real Estate Owned

As of December 31, 2023, assets and liabilities related to REO consisted of five properties: a multifamily property in Arlington Heights, IL; and four office properties located in Orange, CA, San Mateo, CA, Manhattan, NY, and Houston, TX. During the year ended December 31, 2023, the Company acquired via foreclosure in August 2023 and subsequently sold in November 2023 a multifamily property under development in Los Angeles, CA.

In 2021, the Company originated a $80.0 million senior loan secured by a multifamily property in Arlington Heights, IL. As of September 30, 2023, the loan had a risk rating of "4" with an amortized cost and carrying value of $79.7 million and $76.3 million, respectively. The loan was placed on non-accrual status and accounted for under cost-recovery during the fourth quarter of 2023. On December 28, 2023, the Company acquired the property through a foreclosure. The acquisition was accounted for as an asset acquisition. The Company recognized a realized loss on REO conversion of $8.5 million.

In 2019, the Company originated a $76.5 million senior loan secured by an office property in Orange, CA. As of September 30, 2023, the loan had a risk rating of "5", was on non-accrual status and accounted for under cost-recovery with an amortized cost and carrying value of $60.3 million and $24.3 million, respectively. On December 28, 2023, the Company acquired the property through a deed-in-lieu of foreclosure. This acquisition was accounted for as an asset acquisition. The Company recognized a realized loss on REO conversion of $40.4 million.

In 2019, the Company originated a $75.8 million senior loan secured by an office property in San Mateo, CA. As of September 30, 2023, the loan had a risk rating of "5" with an amortized cost and carrying value of $61.9 million and $32.6 million, respectively. The loan was placed on non-accrual status and accounted for under cost-recovery during the fourth quarter of 2023. On December 27, 2023, the Company acquired the property through a deed-in-lieu of foreclosure. This acquisition was accounted for as an asset acquisition. The Company recognized a realized loss on REO conversion of $42.4 million.

In 2019, the Company originated a $54.0 million senior loan secured by an office property in Manhattan, NY. As of September 30, 2023, the loan had a risk rating of "5", was on non-accrual status and accounted for under cost-recovery with an amortized cost and carrying value of $52.6 million and $44.3 million, respectively. On December 15, 2023, the Company acquired the property through a deed-in-lieu of foreclosure. This acquisition was accounted for as an asset acquisition. The Company recognized a realized loss on REO conversion of $14.8 million.

In 2022, the Company originated a $97.0 million senior loan secured by a multifamily property under development in Los Angeles, CA. As of June 30, 2023, the loan had a risk rating of "4" and was on non-accrual status, with an amortized cost and carrying value of $77.1 million and $71.1 million, respectively. On August 17, 2023, the Company acquired the property via foreclosure. This acquisition was accounted for as an asset acquisition.

In 2018, the Company originated a $55.7 million senior loan secured by an office property in Houston, TX. As of March 31, 2023, the loan had a risk rating of "5", was on non-accrual status and accounted for under cost-recovery, with an amortized cost and carrying value of $55.0 million and $46.0 million, respectively. On April 28, 2023, the Company acquired the property through a deed-in-lieu of foreclosure. This acquisition was accounted for as an asset acquisition.

The Company allocated the fair value of the assets and liabilities acquired during the year ended December 31, 2023, as of the acquisition date (dollars in thousands):

	Fair Value Allocation
Building and building improvements	$ 103,293
Land and land improvements	91,484
Construction in progress	47,091
In-place lease intangibles	27,594
Above-market lease intangibles	3,982
Below-market lease intangibles	(4,311)
Total	$ 269,133

The Company's fair market value estimate was determined primarily using discounted cash flow models and Level 3 inputs, which include estimates of property-specific cash flows over a specific holding period, a discount rate range of 6.8% – 11.8%, and terminal capitalization rates ranging between 5.0% – 10.0%. These inputs are based on the location, type and nature of the property, costs-to-complete, expected time required to lease and stabilize the property, current sales and lease comparables, anticipated real estate and capital market conditions, and management's knowledge, experience, and judgment.

During the three months ended December 31, 2023, the Company sold the Los Angeles, CA multifamily property under development for net cash proceeds of $75.4 million and recognized a gain on sale of real estate owned, net of $7.0 million on the consolidated statements of income and comprehensive income.

During June 2023, the Company obtained from a third party a $31.2 million first mortgage loan secured by the Houston, TX office property, which is classified as Mortgage loan payable, net on the Company's consolidated balance sheets. See Note 6 for details of the Mortgage loan payable.

The following table presents the REO assets and liabilities (dollars in thousands):

		December 31, 2023
Assets		
Cash	$	532
Real estate owned - Building and building improvements		103,293
Real estate owned - Land and land improvements		67,472
Real estate owned - Tenant improvements		4,299
Real estate owned		175,064
Accumulated depreciation		(1,007)
Real estate owned, net		174,057
In-place lease intangibles, net[1]		25,036
Above-market lease intangibles, net[1]		3,902
Leasing commissions, net[1]		533
Other assets, net[1]		12,384
Total assets	$	216,444
Liabilities		
Mortgage loan payable, net[2]	$	30,551
Below-market lease intangibles, net[3]		3,707
Other liabilities[3]		3,214
Total liabilities	$	37,472

---

(1)	Included within Other assets within the Company's consolidated balance sheet. Other assets, net includes $11.3 million of cash proceeds from the Company's mortgage loan payable escrowed for tenant improvements and leasing costs, and other working capital balances as of December 31, 2023.
(2)	During the three months and year ended December 31, 2023, the Company incurred interest expense of $0.6 million and $1.4 million, respectively, which is included within Interest expense on the Company's consolidated statements of income and comprehensive income.
(3)	Included within Accrued expenses and other liabilities within the Company's consolidated balance sheet.

The Company acquired certain legacy tenant leases upon the acquisition of REO. These leases entitle the Company to receive contractual rent payments during the lease periods and tenant reimbursements for certain property operating expenses, including common area costs, insurance, utilities and real estate taxes. The Company elected the practical expedient to not separate the lease and non-lease components of the rent payments and accounts for these leases as operating leases.

The following table presents the REO operations and related income (loss) (dollars in thousands):

	Three Months Ended	Twelve Months Ended
	December 31, 2023	December 31, 2023
Rental income		
Minimum lease payments	$ 2,381	$ 5,292
Variable lease payments	403	1,047
Total rental income	2,784	6,339
Other operating income	1,489	1,490
Revenue from real estate owned operations	4,273	7,829
Rental property operating expenses[1]	1,367	3,955
Depreciation and amortization[2]	1,219	3,577
Expenses from real estate owned operations	2,586	7,532
Net income from REO	$ 1,687	$ 297

[1]   Excludes $0.6 million and $1.4 million of interest expense incurred during the three months and year ended December 31, 2023, respectively, which is included within Interest expense on the Company's consolidated statements of income and comprehensive income.

[2]   During the three months and year ended December 31, 2023, the Company incurred $0.4 million and $1.0 million, respectively, of depreciation expense.

Real estate-related capital expenditures

For the year ended December 31, 2023, the Company's capital expenditures were $5.4 million, as shown on the Company's consolidated statements of cash flows. Substantially all of the Company's real estate-related investing activity related to capital expenditures for its REO assets.

The following table presents the gross carrying amount and accumulated amortization of lease intangibles (dollars in thousands):

	December 31, 2023
Intangible assets:	
In-place lease intangibles	$ 27,594
Above-market lease intangibles	3,982
Leasing commissions	545
Total intangible assets	32,121
Accumulated amortization:	
In-place lease intangibles	(2,558)
Above-market lease intangibles	(80)
Leasing commissions	(12)
Total accumulated amortization	(2,650)
Intangible assets, net	$ 29,471
Intangible liabilities:	
Below-market lease intangibles	$ 4,311
Total intangible liabilities	4,311
Accumulated amortization:	
Below-market lease intangibles	(604)
Total accumulated amortization	(604)
Intangible liabilities, net	$ 3,707

The following table presents the estimated future amortization of the Company's intangibles for each of the next five years (dollars in thousands):

Year	In-place lease intangibles	Above-market lease intangibles	Leasing commissions	Below-market lease intangibles
2024	8,995	958	61	(1,211)
2025	4,077	877	64	(704)
2026	2,797	626	64	(496)
2027	1,672	484	64	(300)
2028	1,430	426	64	(293)

The weighted-average amortization period for the acquired in-place lease intangibles, above-market lease intangibles, leasing commissions, and below-market lease intangibles acquired during the year ended December 31, 2023, were 7.1 years, 6.2 years, 8.4 years, and 5.8 years, respectively.

Future Minimum Lease Payments

Minimum rental amounts due under tenant leases are generally subject either to scheduled fixed increases or adjustments. The following table presents approximate future minimum rental income under noncancellable operating leases, excluding variable lease revenue of tenant reimbursements, to be received over the next five years and thereafter as of December 31, 2023 and excludes leases at the Company's multifamily property as they are short term, generally 12 months or less (dollars in thousands):

Year	Future Minimum Rents
2024	14,945
2025	11,064
2026	9,605
2027	8,224
2028	6,747
Thereafter	62,215
Total	$ 112,800

The weighted average minimum term of the non-cancellable leases was approximately twelve years as of December 31, 2023.

In October 2022, the Company acquired an office property in Dallas, TX pursuant to a negotiated deed-in-lieu of foreclosure. The Company's cost basis in the office property was $76.5 million, equal to the estimated fair value of the collateral at the date of acquisition, net of estimated selling costs. During the period of ownership, the Company funded $2.1 million of capital expenditures related to tenant improvements for the property. On November 21, 2022, the Company sold the office property for gross proceeds of $78.6 million. Operating revenues and expenses related to the office property are reflected within Other income, net on the consolidated statements of income and comprehensive income and were immaterial to the financial results of the Company.

In December 2020, the Company acquired two largely undeveloped commercially-zoned land parcels on the Las Vegas Strip comprising 27 acres (the "Las Vegas land") pursuant to a negotiated deed-in-lieu of foreclosure. The Company's cost basis in the Las Vegas land was $99.2 million, equal to the estimated fair value of the collateral at the date of acquisition, net of estimated selling costs.

During the three months ended December 31, 2021, the Company sold a 17-acre parcel of the Las Vegas land and retained the remaining 10-acre parcel of Las Vegas land at its estimated fair value at the time of acquisition, net of estimated selling costs, of $60.6 million. On April 4, 2022, the Company sold the remaining 10-acre parcel of Las Vegas land for net cash proceeds of $73.9 million and recognized a gain on sale of real estate owned, net, of $13.3 million on the consolidated statements of income and comprehensive income. The Las Vegas land parcels were sold for gains during the years ended December 31, 2022 and 2021. For the year ended December 31, 2022, operating revenues from Las Vegas land were sufficient to cover the operating expenses and were immaterial to the financial results of the Company.

(5) Variable Interest Entities and Collateralized Loan Obligations

Subsidiaries of the Company have financed certain of the Company's loans held for investment portfolio through the issuance of collateralized loan obligations.

On February 16, 2022, TPG RE Finance Trust CLO Sub-REIT ("Sub-REIT"), a subsidiary of the Company, issued a collateralized loan obligation ("TRTX 2022-FL5" or "FL5"). TRTX 2022-FL5 permits the Company, during the 24 months after closing, to contribute eligible new loans or participation interests in loans to TRTX 2022-FL5 in exchange for cash, which provides additional liquidity to the Company to originate new loan investments as underlying loans repay. The Company utilized the reinvestment feature during the years ended December 31, 2023 and 2022. In connection with TRTX 2022-FL5, the Company incurred $6.5 million of deferred financing costs, including issuance, legal, and accounting related costs.

On March 31, 2021, Sub-REIT issued a collateralized loan obligation ("TRTX 2021-FL4" or "FL4"). TRTX 2021-FL4 permits the Company, during the 24 months after closing, to contribute eligible new loans or participation interests in loans to TRTX 2021-FL4 in exchange for cash, which provides additional liquidity to the Company to originate new loan investments as underlying loans repay. The reinvestment period for TRTX 2021-FL4 ended on March 11, 2023. In accordance with the TRTX 2021-FL4 indenture, prior to the end of the reinvestment period on March 11, 2023, the Company committed to contribute certain loan assets and completed the contribution process by mid-May 2023. The Company utilized the reinvestment feature during the years ended December 31, 2023 and 2022. In connection with TRTX 2021-FL4, the Company incurred $8.3 million of deferred financing costs, including issuance, legal, and accounting related costs.

On October 25, 2019, Sub-REIT issued a collateralized loan obligation ("TRTX 2019-FL3" or "FL3"). TRTX 2019-FL3 permits the Company, during the 24 months after closing, to contribute eligible new loans or participation interests in loans to TRTX 2019-FL3 in exchange for cash, which provides additional liquidity to the Company to originate new loan investments as underlying loans repay. The reinvestment period for TRTX 2019-FL3 ended on October 11, 2021. In connection with TRTX 2019-FL3, the Company incurred $7.8 million of deferred financing costs, including issuance, legal, and accounting related costs.

On November 29, 2018, Sub-REIT issued a collateralized loan obligation ("TRTX 2018-FL2" or "FL2"). TRTX 2018-FL2 permitted the Company, during the 24 months after closing, to contribute eligible new loans or participation interests in loans to TRTX 2018-FL2 in exchange for cash, which provides additional liquidity to the Company to originate new loan investments as underlying loans repay. The reinvestment period for TRTX 2018-FL2 ended on December 11, 2020. In connection with TRTX 2018-FL2, the Company incurred $8.7 million of deferred financing costs, including issuance, legal, and accounting related costs.

On February 17, 2022, the Company redeemed TRTX 2018-FL2, which at its redemption had $600.0 million of investment-grade bonds outstanding. The 17 loans or participation interests therein with an aggregate unpaid principal balance of $805.7 million held by the trust were refinanced in part by the issuance of TRTX 2022-FL5 and in part with the expansion of an existing secured credit agreement. In connection with the redemption of TRTX 2018-FL2, the Company exercised an option under an existing secured credit agreement to increase the commitment amount by $250.0 million, pledge additional collateral with an aggregate unpaid principal balance of $463.8 million and borrow an additional $359.1 million.

The Company evaluated the key attributes of the issuers of the CRE CLOs ("CRE CLO Issuers"), which are wholly-owned subsidiaries of the Company, to determine if they were VIEs and, if so, whether the Company was the primary beneficiary of their operating activities and therefore consolidate the CRE CLOs. The Company concluded that the CRE CLO Issuers are VIEs and the Company is the primary beneficiary because it has the ability to control the most significant activities of the CRE CLO Issuers, the obligation to absorb losses to the extent of its equity investments, and the right to receive benefits that could potentially be significant to these entities. Accordingly, as of December 31, 2023 and December 31, 2022 the Company consolidated the CRE CLO Issuers.

The following table outlines the total assets and liabilities within the Sub-REIT (dollars in thousands):

	December 31, 2023	December 31, 2022
Assets		
Cash and cash equivalents	$ 59,204	$ 28,011
Collateralized loan obligation proceeds held at trustee[1]	247,229	297,168
Accounts receivable from servicer/trustee[2]	300	156,633
Accrued interest receivable	10,207	5,584
Loans held for investment, net[3]	2,245,241	2,779,978
Real estate owned	33,540	—
Other assets	5,363	—
Total assets	$ 2,601,084	$ 3,267,374
Liabilities		
Accrued interest payable	$ 6,602	$ 6,106
Accrued expenses	777	761
Collateralized loan obligations, net[4]	1,915,174	2,452,212
Payable to affiliates	2,879	8,175
Deferred revenue	2,124	—
Total liabilities	$ 1,927,556	$ 2,467,254

_____

(1) Includes $247.2 million of cash available to acquire eligible assets related to TRTX 2022-FL5 as of December 31, 2023. Includes $72.5 million and $224.7 million of cash available to acquire eligible assets related to TRTX 2022-FL5 and TRTX 2021-FL4, respectively, as of December 31, 2022.

(2) Includes $155.2 million of cash proceeds related to loan repayments related to TRTX 2019-FL3 held by the Company's loan servicer as of December 31, 2022, which were remitted to the Company during the subsequent remittance cycle.

(3) Includes three loans held for investment with an unpaid principal balance of $3.9 million and $2.9 million as of December 31, 2023 and December 31, 2022, respectively.

(4) Net of $4.6 million and $9.0 million of unamortized deferred financing costs as of December 31, 2023 and December 31, 2022, respectively.

As of December 31, 2023 and December 31, 2022, assets held by these VIEs are restricted and are only available to settle obligations of the related VIE. The liabilities of these VIEs are non-recourse to the Company and can only be satisfied from the then-current assets of the related VIE.

The following tables detail the loan collateral and borrowings under the Company's CRE CLOs (dollars in thousands):

	December 31, 2023					
CRE CLOs	Count	Benchmark interest rate	Outstanding principal balance	Carrying value[1]	Wtd. avg. spread[2]	Wtd. avg. maturity[3]
TRTX 2019-FL3						
Collateral loan investments	5	Term SOFR[4]	$ 345,150	$ 220,562	3.66%	1.7
Financing provided	1	Term SOFR[4]	154,291	154,291	2.38%	10.8
TRTX 2021-FL4						
Collateral loan investments	21	Term SOFR[5]	1,070,968	961,604	3.63%	2.5
Financing provided	1	Term SOFR[5]	858,468	856,747	1.80%	14.2
TRTX 2022-FL5						
Collateral loan investments	15	Term SOFR[6]	1,075,000	1,059,239	3.61%	3.0
Financing provided	1	Term SOFR[6]	907,031	904,136	2.02%	15.1
Total						
Collateral loan investments[7]	41	Term SOFR	$ 2,491,118	$ 2,241,405	3.62%	2.6 years
Financing provided[8]	3	Term SOFR	$ 1,919,790	$ 1,915,174	1.95%	14.3 years

(1) Includes loan amounts held in the Company's CRE CLOs and excludes other loans held for investment, net of $3.9 million held within the Sub-REIT.

(2) Weighted average spread excludes the amortization of loan fees and deferred financing costs.

(3) Loan term represents weighted-average final maturity, assuming extension options are exercised by the borrower. Repayments of CRE CLO notes are dependent on timing of underlying loan repayments post-reinvestment period. The term of the CRE CLO notes represents the rated final distribution date.

(4) On October 1, 2021, the benchmark index interest rate for borrowings under TRTX 2019-FL3 was converted from Compounded SOFR to Term SOFR by the designated transaction representative under the FL3 indenture. The Company exercised its right to convert the mortgage assets' benchmark interest rate from LIBOR to Term SOFR to eliminate the difference between benchmark rates used for the assets and liabilities of the CRE CLO. As of December 31, 2023, the TRTX 2019-FL3 mortgage assets are indexed to Term SOFR.

(5) On May 15, 2023, the benchmark index interest rate for borrowings under TRTX 2021-FL4 was converted from LIBOR to Term SOFR by the designated transaction representative under the FL4 indenture. The Company exercised its right to convert the mortgage assets' benchmark interest rate from LIBOR to Term SOFR to eliminate the difference between benchmark rates used for the assets and liabilities of the CRE CLO.

(6) The Company had the ability to convert the interest rate benchmark from Compounded SOFR to Term SOFR once 50% of the underlying mortgage loans were converted to Term SOFR. On September 12, 2023, the benchmark interest rate for borrowings under TRTX 2022-FL5 was converted from Compounded SOFR to Term SOFR by the designated transaction representative under the FL5 indenture. As of December 31, 2023, all of the TRTX 2022-FL5 mortgage assets are indexed to Term SOFR.

(7) Collateral loan investment assets of FL3, FL4 and FL5 represent 9.9%, 30.7% and 30.9% of the aggregate unpaid principal balance of the Company's loans held for investment portfolio as of December 31, 2023.

(8) During the three months ended December 31, 2023, the Company recognized interest expense of $38.2 million, which includes $1.5 million of deferred financing cost amortization and is reflected within the Company's consolidated statements of income and comprehensive income. During the year ended December 31, 2023, the Company recognized interest expense of $153.3 million, which includes $5.0 million of deferred financing cost amortization and is reflected within the Company's consolidated statements of income and comprehensive income.

		December 31, 2022					
CRE CLOs	**Count**	**Benchmark interest rate**	**Outstanding principal balance**		**Carrying value**	**Wtd. avg. spread**[1]	**Wtd. avg. maturity**[2]
TRTX 2019-FL3							
Collateral loan investments	10	LIBOR	$	707,456	$ 508,507	3.16%	1.4
Financing provided	1	Term SOFR[4]		516,639	516,639	1.72%	11.8
TRTX 2021-FL4							
Collateral loan investments	23	LIBOR[5]		1,250,000	1,210,550	3.08%	2.7
Financing provided	1	LIBOR		1,037,500	1,033,264	1.60%	15.2
TRTX 2022-FL5							
Collateral loan investments	18	LIBOR[6]		1,075,000	1,058,004	3.31%	3.4
Financing provided	1	Compounded SOFR		907,031	902,309	2.02%	16.1
Total							
Collateral loan investments[7]	51	LIBOR	$	3,032,456	$ 2,777,061	3.19%	2.7 years
Financing provided[8]	3	Term SOFR/LIBOR/ Compounded SOFR	$	2,461,170	$ 2,452,212	1.78%	14.8 years

(1) Includes loan amounts held in the Company's CRE CLOs and excludes other loans held for investment, net of $2.9 million held within the Sub-REIT.

(2) Weighted average spread excludes the amortization of loan fees and deferred financing costs.

(3) Loan term represents weighted-average final maturity, assuming extension options are exercised by the borrower. Repayments of CRE CLO notes are dependent on timing of related loan repayments post-reinvestment period. The term of the CRE CLO notes represents the rated final distribution date.

(4) On October 1, 2021, the benchmark index interest rate for borrowings under TRTX 2019-FL3 was converted from Compounded SOFR to Term SOFR by the designated transaction representative under the FL3 indenture. The Company has the right to convert the mortgage assets' benchmark interest rate from LIBOR to Term SOFR to eliminate the difference between benchmark rates used for the assets and liabilities of the CRE CLO.

(5) As of December 31, 2022, the TRTX 2021-FL4 mortgage assets are indexed to LIBOR, with the exception of four participation interests totaling $118.9 million which are indexed to Term SOFR. The Company has the right to convert the mortgage assets' benchmark interest rate from LIBOR to Term SOFR to eliminate the difference between benchmark rates used for the assets and liabilities of the CRE CLO.

(6) As of December 31, 2022, the TRTX 2022-FL5 mortgage assets are indexed to LIBOR, with the exception of two participation interests totaling $178.5 million which are indexed to Term SOFR. The Company has the right to convert the mortgage assets benchmark interest rate from LIBOR to Term SOFR. This conversion will initiate the transition of the liabilities to Term SOFR once 50% of the underlying mortgage loans are converted to Term SOFR to eliminate the difference between benchmark rates used for the assets and liabilities of the CRE CLO.

(7) Collateral loan investment assets of FL3, FL4, and FL5 represent 14.1%, 25.0%, and 21.5% of the aggregate unpaid principal balance of the Company's loans held for investment portfolio as of December 31, 2022.

(8) During the three months ended December 31, 2022, the Company recognized interest expense of $34.7 million, which includes $1.8 million of deferred financing cost amortization and is reflected within the Company's consolidated statements of income and comprehensive income. During the year ended December 31, 2022, the Company recognized interest expense of $93.5 million, which includes $7.8 million of deferred financing cost amortization and is reflected within the Company's consolidated statements of income and comprehensive income.

(6) Investment Portfolio Financing

The Company finances its portfolio of loans, or participation interests therein, and REO using secured financing agreements, including secured credit agreements, secured revolving credit facilities, asset-specific financing arrangements, and collateralized loan obligations.

The following table summarizes the Company's investment portfolio financing (dollars in thousands):

	Outstanding principal balance	
	December 31, 2023	December 31, 2022
Collateralized loan obligations[1]	$ 1,919,790	$ 2,461,170
Secured credit agreements	799,518	1,108,386
Asset-specific financing arrangements	274,158	565,376
Secured revolving credit facility	23,782	44,279
Mortgage loan payable	31,200	—
Total	$ 3,048,448	$ 4,179,211

_____

(1)   See Note 5 for additional information regarding the Company's collateralized loan obligations.

Secured Credit Agreements

As of December 31, 2023 and December 31, 2022, the Company had secured credit agreements used to finance certain of the Company's loan investments. These financing arrangements bear interest at rates equal to Term SOFR plus a credit spread negotiated between the Company and each lender, often a separate credit spread for each pledge of collateral, which is primarily based on property type and advance rate against the unpaid principal balance of the pledged loan. These borrowing arrangements contain defined mark-to-market provisions that permit our lenders to issue margin calls to the Company only in the event that the collateral properties underlying the Company's loans pledged to the Company's lenders experience a non-temporary decline in value ("credit marks") due to reasons other than capital markets events that result in changing credit spreads for similar borrowing obligations.

The following table presents certain information regarding the Company's secured credit agreements. Except as otherwise noted, all agreements are on a partial (25%) recourse basis (dollars in thousands):

											December 31, 2023
Secured credit agreements[1]	Initial maturity date	Extended maturity date	Index rate	Weighted average credit spread	Weighted average interest rate	Commitment amount	Maximum current availability	Balance outstanding	Principal balance of collateral	Amortized cost of collateral
Goldman Sachs[2]	08/19/24	08/19/24	Term SOFR	2.2 %	7.5 %	$ 500,000	$ 206,403	$ 293,597	$ 376,694	$ 376,440
Wells Fargo	04/18/25	04/18/25	Term SOFR	1.9 %	7.3 %	500,000	164,394	335,606	440,804	439,773
Barclays	08/13/25	08/13/26	Term SOFR	2.0 %	7.3 %	500,000	367,374	132,626	178,827	178,509
Morgan Stanley[3]	05/04/24	05/04/24	Term SOFR	1.9 %	7.2 %	500,000	498,176	1,824	10,570	10,570
Bank of America[4]	06/06/26	06/06/26	Term SOFR	1.8 %	7.1 %	200,000	164,135	35,865	50,194	50,194
Totals						$ 2,200,000	$ 1,400,482	$ 799,518	$ 1,057,089	$ 1,055,486

_____

(1)   Borrowings under secured credit agreements with a 25% recourse guarantee from Holdco. Each secured credit agreement contains defined mark-to-market provisions that permit the lenders to issue margin calls based on credit marks.

(2)   On August 18, 2023, the Company executed an extension of the secured credit agreement's maturity to August 19, 2024. On January 31, 2024, the Company executed a two-year extension of the secured credit agreement through August 19, 2026. During the two-year extension period, new and revolving borrowings are permitted, after which the secured credit agreement automatically enters a two-year term-out period through August 19, 2028.

(3)   On March 17, 2023, the Company executed an extension of the secured credit agreement's maturity that is effective May 4, 2023 with a one year term maturing on May 4, 2024.

(4)   On March 20, 2023, the Company executed a short term extension of the secured credit agreement's maturity to May 30, 2023, and on May 25, 2023 executed a further short-term extension to June 6, 2023. On June 6, 2023, the secured credit agreement's initial and extended maturity was extended to June 6, 2026.

During the three months ended December 31, 2023, the Company opted not to exercise its option to extend the JP Morgan and Institutional Lender 1 secured credit agreements. Accordingly, these secured credit agreements terminated by their own terms on December 29, 2023 and October 30, 2023, respectively.

Secured credit agreements[1]	December 31, 2022 Initial maturity date	Extended maturity date	Index rate	Weighted average credit spread	Weighted average interest rate	Commitment amount	Maximum current availability	Balance outstanding	Principal balance of collateral	Amortized cost of collateral
Goldman Sachs[2]	08/19/23	08/19/24	1 Month BR	2.2 %	6.6 %	$ 500,000	$ 114,662	$ 385,338	$ 595,576	$ 595,136
Wells Fargo[3]	04/18/25	04/18/25	1 Month BR	1.6 %	6.0 %	500,000	77,998	422,002	544,557	541,134
Barclays[4]	08/13/25	08/13/26	1 Month BR	1.6 %	5.9 %	500,000	403,074	96,926	129,049	128,489
Morgan Stanley[5]	05/04/23	05/04/23	1 Month BR	2.3 %	6.7 %	500,000	444,421	55,579	79,103	79,103
JP Morgan	10/30/23	10/30/25	1 Month BR	1.6 %	6.0 %	400,000	287,324	112,676	159,601	159,596
Bank of America[6]	03/31/23	03/31/23	1 Month BR	1.8 %	6.1 %	200,000	164,135	35,865	47,820	47,820
Institutional Lender 1[7]	10/30/23	10/30/25	1 Month BR	— %	— %	249,546	249,546	—	1,542	1,542
Totals						$ 2,849,546	$ 1,741,160	$ 1,108,386	$ 1,557,248	$ 1,552,820

(1) Borrowings under secured credit agreements with a 25% recourse guarantee from Holdco. Each secured credit agreement contains defined mark-to-market provisions that permit the lenders to issue margin calls based on credit marks. Under the JP Morgan secured credit agreement, the Company is also subject to spread marks. Index rate is the underlying benchmark interest rate ("BR"), currently LIBOR or Term SOFR, for the Company's borrowings on each secured credit agreement.

(2) On August 19, 2022 the secured credit agreement's initial maturity was extended to August 19, 2023.

(3) On February 9, 2022 the secured credit agreement's initial maturity was extended to April 18, 2025.

(4) On April 11, 2022 the secured credit agreement's initial maturity was extended to August 13, 2025 and the Company reduced the total commitment to $500.0 million from $750.0 million. The secured credit agreement includes a $250.0 million accordion feature subject to the lender's approval.

(5) On April 29, 2022 the secured credit agreement's maturity was extended to May 4, 2023.

(6) On September 14, 2022, the secured credit agreement's initial and extended maturity was extended to March 31, 2023.

(7) Under this arrangement, the lender has the right to re-margin the secured credit agreement based solely on appraised loan-to-values.

Secured Credit Agreement Terms

As of December 31, 2023 and December 31, 2022, the Company had five secured credit agreements to finance its loan investing activities. Credit spreads vary depending upon the collateral type, advance rate and other factors. Assets pledged as of December 31, 2023 and December 31, 2022 consisted of 28 and 45 mortgage loans, or participation interests therein, respectively. Under four of the five secured credit agreements, the Company transfers all of its rights, title and interest in the loans to the secured credit agreement counterparty in exchange for cash, and simultaneously agrees to reacquire the asset at a future date for an amount equal to the cash exchanged plus an interest factor. The secured credit agreement lender collects all principal and interest on related loans and remits to the Company the net amount after the lender collects its interest and other fees. For the fifth secured credit agreement, which until June 6, 2023 was a mortgage warehouse facility, the lender received a security interest (pledge) in the loans financed under the arrangement. Effective June 6, 2023, this credit facility was extended for three years and converted from a mortgage warehouse facility to a secured credit facility similar to the Company's four other secured credit facilities. The secured credit agreements used to finance loan investments are 25% recourse to Holdco.

Under each of the Company’s secured credit agreements, the Company is required to post margin for changes in conditions to specific loans that serve as collateral for those secured credit agreements. The lender’s margin amount is limited to collateral-specific credit marks based on non-temporary declines in the value of the properties securing the underlying loan collateral. Market value determinations and redeterminations may be made by the repurchase lender in its sole discretion subject to certain specified parameters. These considerations only include credit-based factors unrelated to the capital markets.

The following table summarizes certain characteristics of the Company's secured credit agreements secured by mortgage loan investments, including counterparty concentration risks (dollars in thousands):

Secured credit agreements	Commitment amount		UPB of collateral		Amortized cost of collateral[1]		Amount payable[2]		Net counterparty exposure[3]		Percent of stockholders' equity	Days to extended maturity
					December 31, 2023							
Goldman Sachs Bank	$	500,000	$	376,694	$	379,012	$	294,258	$	84,754	7.5 %	232
Wells Fargo		500,000		440,804		443,923		336,539		107,384	9.5 %	474
Barclays		500,000		178,827		179,152		133,100		46,052	4.1 %	956
Morgan Stanley Bank		500,000		10,570		10,710		1,871		8,839	0.8 %	125
Bank of America		200,000		50,194		50,484		35,911		14,573	1.3 %	888
Total / weighted average	$	2,200,000	$	1,057,089	$	1,063,281	$	801,679	$	261,602		483

(1)   Loan amounts include interest receivable of $7.8 million and are net of premium, discount and origination fees of $1.6 million.

(2)   Loan amounts include interest payable of $2.2 million and do not reflect unamortized deferred financing fees of $1.5 million.

(3)   Loan amounts represent the net carrying value of the commercial real estate loans sold under agreements to repurchase, including accrued interest plus any cash or assets on deposit to secure the repurchase obligation, less the amount of the repurchase liability, including accrued interest.

The following table summarizes certain characteristics of the Company's secured credit agreements secured by mortgage loan investments, including counterparty concentration risks (dollars in thousands):

Secured credit agreements	Commitment amount		UPB of collateral		Amortized cost of collateral[1]		Amount payable[2]		Net counterparty exposure[3]		Percent of stockholders' equity	Days to extended maturity
					December 31, 2022							
Goldman Sachs Bank	$	500,000	$	595,576	$	596,838	$	386,124	$	210,714	15.9 %	597
Wells Fargo		500,000		544,557		544,824		422,870		121,954	9.2 %	839
Barclays		500,000		129,049		128,900		97,215		31,685	2.4 %	1321
Morgan Stanley Bank		500,000		79,103		79,935		55,798		24,137	1.8 %	124
JP Morgan Chase Bank		649,546		161,143		162,328		113,197		49,131	3.7 %	1034
Bank of America		200,000		47,820		48,272		35,882		12,390	0.9 %	90
Total / weighted average	$	2,849,546	$	1,557,248	$	1,561,097	$	1,111,086	$	450,011		757

(1)   Loan amounts include interest receivable of $8.3 million and are net of premium, discount and origination fees of $4.4 million.

(2)   Loan amounts include interest payable of $2.7 million and do not reflect unamortized deferred financing fees of $2.8 million.

(3)   Loan amounts represent the net carrying value of the commercial real estate loans sold under agreements to repurchase, including accrued interest plus any cash or assets on deposit to secure the repurchase obligation, less the amount of the repurchase liability, including accrued interest.

Secured Revolving Credit Facility

On February 22, 2022, the Company closed a $250.0 million secured revolving credit facility with a syndicate of five lenders. During the fourth quarter of 2022, an additional lender was added to the facility, increasing the borrowing capacity to $290.0 million. This facility has an initial term of three years, an interest rate of Term SOFR plus 2.00% that is payable monthly in arrears, and an unused fee of 15 or 20 basis points, depending upon whether utilization exceeds 50.0%. During the year ended December 31, 2023 and 2022, the weighted average unused fee was 20 and 18 basis points, respectively. The facility generally provides the Company with interim financing of eligible loans for up to 180 days at an initial advance rate of 75.0%, which declines to 65.0%, 45.0%, and 0.0% after 90, 135, and 180 days from initial borrowing, respectively, depending on the likely source of refinancing. This facility is 100% recourse to Holdco. For the quarters ended September 30, 2023 and December 31, 2023, the Company received a waiver with respect to the minimum interest coverage ratio covenant included in this facility and in doing so, the facility's advance rate reduced during the waiver period by five points for each advance rate described above.

As of December 31, 2023, the Company pledged one loan investment with a collateral principal balance of $32.8 million and had outstanding Term SOFR-based borrowings of $23.8 million. As of December 31, 2022, the Company pledged one loan investment with an aggregate collateral principal balance of $59.8 million and had outstanding Term SOFR-based borrowings of $44.3 million.

Asset-Specific Financing Arrangements

On December 5, 2023, the Company closed a $90.6 million loan financing facility with HSBC Bank USA, National Association ("HSBC Facility"). The facility provides asset-specific financing on a non-mark-to-market, matched term basis. This facility is 20% recourse to Holdco. The advance rate and borrowing rate are determined separately for each loan financed under the facility.

On June 30, 2022, the Company closed a $200.0 million loan financing facility with BMO Harris Bank ("BMO Facility"). The facility provides asset-specific financing on a non-mark-to-market, matched term basis. This facility is 25% recourse to Holdco. The advance rate and borrowing rate are determined separately for each loan financed under the facility.

On September 1, 2022, the Company closed a $397.9 million asset-specific financing arrangement with an Institutional Lender ("Institutional Lender 2"). The arrangement is non-mark-to-market, matched term, and non-recourse. The advance rate and borrowing rate are uniform for all loans financed under the arrangement.

On November 17, 2022, the Company closed a $23.3 million asset-specific financing arrangement with Customers Bank. The arrangement is non-mark-to-market, matched term, and non-recourse.

The following table details the Company's asset-specific financing arrangements (dollars in thousands):

		December 31, 2023								
		Financing						**Collateral**		
Asset-specific financing	**Count**	**Commitment amount**	**Outstanding principal balance**	**Carrying value[1]**	**Wtd. avg. spread[2]**	**Wtd. avg. term[3]**	**Count**	**Outstanding principal balance**	**Amortized Cost**	**Wtd. avg. term**
HSBC Facility	1	$ 90,564	$ 82,143	$ 81,351	2.1 %	3.5	3	$ 117,343	$ 116,694	3.5
BMO Facility	1	200,000	29,110	28,883	2.0 %	3.7	1	37,623	37,370	3.7
Institutional Lender 2[4]	1	141,526	141,526	141,526	3.5 %	1.1	2	136,057	134,319	1.4
Customers Bank	1	23,250	21,379	21,050	2.5 %	3.7	1	28,956	28,784	3.7
Total / weighted average		$ 455,340	$ 274,158	$ 272,810	2.8 %	2.3 years		$ 319,979	$ 317,167	2.6 years

(1)   Net of $1.3 million unamortized deferred financing costs.

(2)   Collateral loan assets and related financings are indexed to Term SOFR.

(3)   Borrowings are term-matched to the corresponding collateral loan asset. The weighted-average term assumes all extension options of the collateral loan assets are exercised by the borrower.

(4)   Collateral includes one loan and a receivable owed pursuant to the terms of a co-lender agreement and servicing agreement, of which $88.0 million of this borrowing was repaid in January 2024.

The following table details the Company's asset-specific financing arrangements (dollars in thousands):

		December 31, 2022								
		Financing						**Collateral**		
Asset-specific financing	**Count**	**Commitment amount**	**Outstanding principal balance**	**Carrying value[1]**	**Wtd. avg. spread[2]**	**Wtd. avg. term[3]**	**Count**	**Outstanding principal balance**	**Amortized Cost**	**Wtd. avg. term**
Axos Bank	2	$ 105,152	$ 105,152	$ 104,504	4.4 %	1.3	2	$ 198,603	$ 198,246	1.2
BMO Facility	1	200,000	47,545	46,985	1.8 %	4.5	2	59,431	58,717	4.5
Institutional Lender 2	1	397,928	392,070	389,442	3.5 %	2.4	5	513,181	494,965	2.4
Customers Bank	1	23,250	20,609	20,086	2.5 %	2.4	1	28,505	28,232	2.4
Total / weighted average		$ 726,330	$ 565,376	$ 561,017	3.5 %	2.4 years		$ 799,720	$ 780,160	2.3 years

(1)   Net of $4.4 million unamortized deferred financing costs.

(2)   Collateral loan assets are indexed to either LIBOR or Term SOFR and related financings are indexed to Term SOFR under Axos Bank, the BMO Facility and Customers Bank. Under the Institutional Lender 2 arrangement, collateral loan assets are indexed to LIBOR and the financing provided is indexed to Term SOFR.

(3)   Term under Axos Bank is based on the extended maturity date for the specific arrangement. Borrowings under the BMO Facility, the Institutional Lender 2 arrangement and Customers Bank are term-matched to the corresponding collateral loan asset. The weighted-average term assumes all extension options of the collateral loan assets are exercised by the borrower.

Mortgage Loan Payable

The Company, through a wholly-owned special purpose subsidiary, is the borrower under a $31.2 million, non-recourse mortgage loan secured by a deed of trust against an REO asset. The first mortgage loan was provided by an institutional lender, has an interest-only term of five years and bears interest at a rate of 7.7%. As of December 31, 2023, the carrying value of the loan was $30.6 million.

Financial Covenant Compliance

Our financial covenants and guarantees for outstanding borrowings related to our secured financing agreements require Holdco to maintain compliance with the following financial covenants (among others):

Financial Covenant	Current
Cash Liquidity	Minimum cash liquidity of no less than the greater of: $15.0 million; and 5.0% of Holdco's recourse indebtedness
Tangible Net Worth	$1.0 billion, plus 75% of all subsequent equity issuances (net of discounts, commissions, expense), minus 75% of the redeemed or repurchased preferred or redeemable equity or stock
Debt-to-Equity	Debt-to-Equity ratio not to exceed 4.25 to 1.0
Interest Coverage	Minimum interest coverage ratio of no less than 1.4 to 1.0, effective June 30, 2023. Previously, 1.5 to 1.0.

The financial covenants and guarantees for outstanding borrowings related to the Company's secured credit agreements and secured revolving credit facility require Holdco to maintain compliance with certain financial covenants. The uncertain long-term impact of global macroeconomic conditions, including heightened inflation, slower growth or recession, changes to fiscal and monetary policy, increased interest rates, currency fluctuations, labor shortages and distress in the banking sector, on the commercial real estate markets and global capital markets may make it more difficult to meet or satisfy these covenants, and there can be no assurance that the Company will remain in compliance with these covenants in the future.

Financial Covenant Compliance

The Company was in compliance with all financial covenants for its secured credit agreements and secured revolving credit facility to the extent of outstanding balances as of December 31, 2023. Effective September 30, 2023, the Company obtained from its lenders a waiver with respect to the minimum interest coverage ratio covenant. The waiver reduced the minimum interest coverage ratio to 1.30 to 1.0 from 1.40 to 1.0 for the quarters ended September 30, 2023 and December 31, 2023. The interest coverage ratio threshold will revert to 1.40 to 1.0 for the quarter ending March 31, 2024 and thereafter. The Company was in compliance with all financial covenants for its secured credit agreements and secured revolving credit facility to the extent of outstanding balances as of December 31, 2022.

(7) Schedule of Maturities

As of December 31, 2023 future principal payments for the following five years and thereafter are as follows (dollars in thousands):

	Total indebtedness	Collateralized loan obligations[1]	Secured credit agreements[2]	Secured revolving credit facility[2]	Asset-specific financing arrangements[3]	Mortgage loan payable
2024	$ 940,846	$ 557,379	$ 295,421	$ —	$ 88,046	$ —
2025	962,160	470,146	468,232	23,782	—	—
2026	418,833	311,656	35,865	—	71,312	—
2027	114,947	28,070	—	—	86,877	—
2028	611,662	552,539	—	—	27,923	31,200
Thereafter	—	—	—	—	—	—
Total	$ 3,048,448	$ 1,919,790	$ 799,518	$ 23,782	$ 274,158	$ 31,200

(1)   The scheduled maturities for the investment grade bonds issued by the Company's CRE CLOs are based upon the fully-extended maturity of the underlying mortgage loan collateral, considering the reinvestment window of each CRE CLO.

(2)   The scheduled maturities of the Company's secured credit agreement liabilities are based on the extended maturity date for the specific credit agreement where extension options are at its option, subject to standard default provisions, or the current maturity date of those credit agreements where extension options are subject to counterparty approval.

(3)   The scheduled maturities of the Company's asset-specific financing arrangements are based on the fully-extended maturity date of the underlying mortgage loan collateral.

(8) Fair Value Measurements

The Company's consolidated balance sheet includes Level I fair value measurements related to cash equivalents, restricted cash, accounts receivable, and accrued liabilities. As of December 31, 2023 and December 31, 2022, the Company had $172.7 million and $145.1 million, respectively, invested in money market funds with original maturities of less than 90 days. The carrying values of these financial assets and liabilities are reasonable estimates of fair value because of the short-term maturities of these instruments. The consolidated balance sheet also includes loans held for investment, the assets and liabilities of its CLOs, secured credit agreements, and asset-specific financing arrangements that are considered Level III fair value measurements. Level III items are not measured at fair value on a recurring basis, but are subject to fair value adjustments utilizing the fair value of the underlying collateral when there is evidence of impairment and when the loan is dependent solely on the collateral for payment of principal and interest.

The following tables provide information about the fair value of the Company's financial assets and liabilities on the Company's consolidated balance sheets (dollars in thousands):

| | | | December 31, 2023 | | |
| | | | Fair value | | |
	Principal balance	Carrying value	Level I	Level II	Level III
Financial assets					
Loans held for investment	$ 3,484,052	$ 3,409,684	$ —	$ —	$ 3,446,648
Financial liabilities					
Collateralized loan obligations	1,919,790	1,915,174	—	—	1,893,803
Secured credit agreements	799,518	798,060	—	—	791,495
Asset-specific financing arrangements	274,158	272,810	—	—	273,218
Secured revolving credit facility	23,782	22,764	—	—	23,323
Mortgage loan payable	31,200	30,551	—	—	31,200

| | | | December 31, 2022 | | |
| | | | Fair value | | |
	Principal balance	Carrying value	Level I	Level II	Level III
Financial assets					
Loans held for investment	$ 5,004,798	$ 4,781,402	$ —	$ —	$ 4,922,290
Financial liabilities					
Collateralized loan obligations	2,461,170	2,452,212	—	—	2,498,853
Secured credit agreements	1,108,386	1,105,151	—	—	1,128,847
Asset-specific financing arrangements	565,376	561,017	—	—	571,097
Secured revolving credit facility	44,279	42,137	—	—	42,137

As of December 31, 2023 and December 31, 2022, the estimated fair value of the Company's loans held for investment portfolio was $3.4 billion and $4.9 billion, respectively, which approximated carrying value. The weighted average gross credit spread for the Company's loans held for investment portfolio as of December 31, 2023 and December 31, 2022 was 3.73% and 3.44%, respectively. The weighted average years to maturity as of December 31, 2023 and December 31, 2022 was 2.6 years and 2.8 years, respectively, assuming full extension of all loans held for investment.

As of December 31, 2023 and December 31, 2022, the estimated fair value of the collateralized loan obligation liabilities and secured credit agreements approximated fair value since current borrowing spreads reflect current market terms.

Level III fair values are determined based on standardized valuation models and significant unobservable market inputs, including holding period, discount rates based on LTV, property type and loan pricing expectations developed by the Manager that were corroborated with other institutional lenders to determine market spreads that are added to the forward curve of the underlying benchmark interest rate. There were no transfers of financial assets or liabilities within the levels of the fair value hierarchy during the year ended December 31, 2023.

(9) Income Taxes

The Company indirectly owns 100% of the equity of TRSs. TRSs are subject to applicable U.S. federal, state, local and foreign income tax on their taxable income. In addition, as a REIT, the Company also may be subject to a 100% excise tax on certain transactions between it and its TRSs that are not conducted on an arm's-length basis. The Company files income tax returns in the United States federal jurisdiction as well as various state and local jurisdictions. The filings are subject to normal reviews by tax authorities until the related statute of limitations expires. The years open to examination generally range from 2020 to present.

ASC 740 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has analyzed its various federal and state filing positions and believes that its income tax filing positions and deductions are well documented and supported. As of December 31, 2023 and December 31, 2022, based on the Company's evaluation, the Company did not have any material uncertain income tax positions.

The Company's policy is to classify interest and penalties associated with underpayment of U.S. federal and state income taxes, if any, as a component of general and administrative expense on its consolidated statements of income and comprehensive income. For the year ended December 31, 2022, the Company did not have interest or penalties associated with the underpayment of any income taxes.

The Company owns, through an entity classified as a partnership for U.S. federal tax purposes ("Parent LLC"), 100% of the common equity in Sub-REIT, which qualifies as a REIT for U.S. federal income tax purposes and is a separate taxpayer from both the Company and Parent LLC. Parent LLC is owned by the Company both directly and indirectly through a TRS. The Company, through Sub-REIT, issues CRE CLOs to finance on a non-recourse, non-mark-to-market basis a large proportion of its loan investment portfolio. Due to unusually low LIBOR rates between March 2020 and September 2022, coupled with high interest rate floors relating to many loans and participation interests pledged to Sub-REIT's CLOs, certain of Sub-REIT's CRE CLOs have in the past generated EII, which may be treated as UBTI. Published IRS guidance requires that Sub-REIT allocate its EII among its shareholders in proportion to its dividends paid. Accordingly, EII generated by Sub-REIT's CRE CLOs is allocated to Parent LLC. Pursuant to the Parent LLC operating agreement, any EII allocated from Sub-REIT to Parent LLC is allocated further to the TRS. Consequently, no EII is allocated to the Company and, as a result, the Company's shareholders will not be allocated any EII (or UBTI attributable to such EII) by the Company. The tax liability borne by the TRS on the EII is approximately 21%. This tax liability is included in the consolidated statements of income and comprehensive income and balance sheets of the Company.

The following table details the income tax treatment for dividends declared on the Company's common stock:

	For the Years Ended December 31,					
	2023[1]		2022		2021	
Ordinary income dividends	$	0.12	$	0.95	$	1.21
Return of capital		0.61		—		—
Total common stock dividends	$	0.73	$	0.95	$	1.21

(1) The Company declared $0.96 of common stock dividends during the year ended December 31, 2023. Pursuant to IRC Section 857(b)(9), cash distributions made on January 25, 2024 with a record date of December 29, 2023 are treated for federal income tax purposes as received by shareholders on December 31, 2023 to the extent of the Company's 2023 earnings and profits. As the Company's aggregate 2023 dividends declared exceeded its 2023 earnings and profits, the January 2024 cash distribution declared in the fourth quarter of 2023 will be treated as a 2024 distribution for federal income tax purposes and will not be included on the 2023 Form 1099-DIV.

For the year ended December 31, 2023, 2022 and 2021, the Company recognized $0.3 million, $0.5 million and $1.1 million, respectively, of federal, state, and local tax expense. As of December 31, 2023, 2022 and 2021, the Company's effective tax rate was 0.4%, 0.5% and 0.8%, respectively.

As of December 31, 2023, the Company had no income tax assets and a $0.02 million income tax liability recorded for the operating activities of the Company's TRSs. As of December 31, 2022, the Company had no income tax assets and a $0.1 million income tax liability recorded for the operating activities of the Company's TRSs.

As of December 31, 2021, the Company had $187.6 million of remaining capital losses that it can carry forward into future years. During the year ended December 31, 2022, the Company utilized $13.3 million of the $187.6 million of available remaining capital loss carryforwards to offset the capital gain generated from the partial sale of a REO in April 2022. During the year ended December 31, 2023, the Company incurred a capital loss of $19.8 million from the sale of an acquired loan. The Company has $194.1 million of capital losses that it can carry forward into future years as of December 31, 2023.

The Company does not expect these losses to reduce the amount that the Company will be required to distribute in accordance with the requirement that the Company distribute to its stockholders at least 90% of the Company's REIT taxable income (computed without regard to the deduction for dividends paid and excluding net capital gain) each year to continue to qualify as a REIT.

(10) Related Party Transactions

Management Agreement

The Company is externally managed and advised by the Manager pursuant to the terms of a management agreement between the Company and the Manager (as amended, the "Management Agreement"). Pursuant to the Management Agreement, the Company pays the Manager a base management fee equal to the greater of $250,000 per annum ($62,500 per quarter) or 1.50% per annum (0.375% per quarter) of the Company's "Equity" as defined in the Management Agreement. Net proceeds from the issuance of Series B and Series C Preferred Stock are included in the Company's Equity for purposes of determining the base management fee using the same daily weighted average method as is utilized for common equity. The base management fee is payable in cash, quarterly in arrears. The Manager is also entitled to incentive compensation which is calculated and payable in cash with respect to each calendar quarter in arrears in an amount, not less than zero, equal to the difference between: (1) the product of (a) 20% and (b) the difference between (i) the Company's Core Earnings for the most recent 12-month period, including the calendar quarter (or part thereof) for which the calculation of incentive compensation is being made (the "applicable period"), and (ii) the product of (A) the Company's Equity in the most recent 12-month period, including the applicable period, and (B) 7% per annum; and (2) the sum of any incentive compensation paid to the Manager with respect to the first three calendar quarters of the most recent 12-month period. No incentive compensation is payable to the Manager with respect to any calendar quarter unless Core Earnings for the 12 most recently completed calendar quarters is greater than zero. For purposes of calculating the Manager's incentive compensation, the Management Agreement specifies that equity securities of the Company or any of the Company's subsidiaries that are entitled to a specified periodic distribution or have other debt characteristics will not constitute equity securities and will not be included in "Equity" for the purpose of calculating incentive compensation. Instead, the aggregate distribution amount that accrues to such equity securities during the calendar quarter of such calculation will be subtracted from Core Earnings, before incentive compensation for purposes of calculating incentive compensation, unless such distribution is otherwise excluded from Core Earnings.

Core Earnings, as defined in the Management Agreement, means the net income (loss) attributable to the holders of the Company's common stock and Class A common stock (in those periods in which such Class A shares were outstanding) and, without duplication, the holders of the Company's subsidiaries' equity securities (other than the Company or any of the Company's subsidiaries), computed in accordance with GAAP, including realized gains and losses not otherwise included in net income (loss), and excluding (i) non-cash equity compensation expense, (ii) the incentive compensation, (iii) depreciation and amortization, (iv) any unrealized gains or losses, including an allowance for credit losses, or other similar non-cash items that are included in net income for the applicable period, regardless of whether such items are included in other comprehensive income or loss or in net income and (v) one-time events pursuant to changes in GAAP and certain material non-cash income or expense items, in each case after discussions between the Manager and the Company's independent directors and approved by a majority of the Company's independent directors.

Management Fees and Incentive Management Fees Incurred and Paid

The following table details the management fees and incentive management fees incurred and paid pursuant to the Management Agreement (dollars in thousands):

		Years Ended December 31,				
		2023		**2022**		**2021**
Incurred						
Management fees	$	22,426	$	23,455	$	21,519
Incentive management fee		—		5,183		—
Total management and incentive fees incurred	$	22,426	$	28,638	$	21,519
Paid						
Management fees	$	23,497	$	23,080	$	21,269
Incentive management fee		—		5,183		—
Total management and incentive fees paid	$	23,497	$	28,263	$	21,269

Management fees and incentive management fees included in payable to affiliates on the consolidated balance sheets as of December 31, 2023 and December 31, 2022 are $4.9 million and $6.0 million, respectively. No incentive management fee was earned during the year ended December 31, 2023 and 2021. During the year ended December 31, 2022, the Manager earned $5.2 million of incentive management fees.

Termination Fee

A termination fee would be due to the Manager upon termination of the Management Agreement by the Company absent a cause event. The termination fee would also be payable to the Manager upon termination of the Management Agreement by the Manager if the Company materially breaches the Management Agreement. The termination fee is equal to three times the sum of (x) the average annual base management fee and (y) the average annual incentive compensation earned by the Manager, in each case during the 24-month period immediately preceding the most recently completed calendar quarter prior to the date of termination.

Other Related Party Transactions

The Manager or its affiliates is responsible for the expenses related to the personnel of the Manager and its affiliates who provide services to the Company. However, the Company does reimburse the Manager for agreed-upon amounts based upon the Company's allocable share of the compensation (including, without limitation, annual base salary, bonus, any related withholding taxes and employee benefits) paid to (1) the Manager's personnel serving as the Company's chief financial officer based on the percentage of his or her time spent managing the Company's affairs and (2) other corporate finance, tax, accounting, internal audit, legal risk management, operations, compliance and other non-investment personnel of the Manager or its affiliates who spend all or a portion of their time managing the Company's affairs, based on the percentage of time devoted by such personnel to the Company's and the Company's subsidiaries' affairs. During the years ended December 31, 2023, 2022 and 2021, the Company reimbursed to the Manager $1.0 million, $1.0 million and $1.0 million, respectively, of expenses for services rendered on its behalf by the Manager and its affiliates.

The Company is required to pay the Manager or its affiliates for documented costs and expenses incurred with third parties by the Manager or its affiliates on behalf of the Company, subject to the Company's review and approval of such costs and expenses. The Company's obligation to pay for costs and expenses incurred on its behalf is not subject to a dollar limitation.

As of December 31, 2023 and December 31, 2022, no amounts remained outstanding and payable to the Manager or its affiliates for third party expenses that were incurred on behalf of the Company. All expenses due and payable to the Manager are reflected in the respective expense category of the consolidated statements of income and comprehensive income or consolidated balance sheets based on the nature of the item.

In connection with the Series C Preferred Stock issuance as described in Note 12, the Company paid TPG Capital BD, LLC a $0.7 million underwriting discount and commission for its services as joint bookrunner during the three months ended June 30, 2021. The underwriting discount and commission was settled net of the preferred stock issuance proceeds and recorded as a reduction to additional paid-in-capital in the Company's consolidated statement of changes in equity at closing.

(11) Earnings per Share

The Company calculates its basic and diluted earnings (loss) per share using the two-class method for all periods presented, which defines unvested stock-based compensation awards that contain nonforfeitable rights to dividends as participating securities. The two-class method is an allocation formula that determines earnings per share for each share of common stock and participating securities according to dividends declared and participation rights in undistributed earnings. Under this method, all earnings (distributed and undistributed) are allocated to common shares and participating securities based on their respective rights to receive dividends. The unvested restricted shares of its common stock granted to certain current and former employees and affiliates of the Manager qualify as participating securities. These restricted shares have the same rights as the Company's other shares of common stock, including participating in any dividends, and therefore are included in the Company's basic and diluted earnings per share calculation. For the years ended December 31, 2023, 2022 and 2021, $1.7 million, $1.0 million and $0.7 million, respectively, of common stock dividends declared and undistributed net income attributable to common stockholders were allocated to unvested shares of our common stock pursuant to stock grants made under the Company's Incentive Plan. See Note 12 for details.

In connection with the issuance of Series B Preferred Stock and the Warrants described in Note 12, the Company elected the accreted redemption value method whereby the discount created based on the relative fair value of the Warrants to the fair value of the Series B Preferred Stock and the related issuance costs were accreted as a non-cash dividend on preferred stock over four years using the effective interest method. Such adjustments are included in Accretion of Discount on Series B Cumulative Redeemable Preferred Stock on the Company's consolidated statements of changes in equity and treated as a deemed dividend on preferred stock for GAAP and income tax purposes. For the year ended December 31, 2021, this adjustment totaled $3.0 million.

The computation of diluted earnings per common share is based on the weighted average number of participating securities outstanding plus the incremental shares that would be outstanding assuming exercise of the Warrants. The number of incremental common shares is calculated utilizing the treasury stock method. For the years ended December 31, 2023 and 2022, 188,571 warrants and 2,881,459 warrants, respectively, are excluded from the calculation of diluted earnings per common since their effect would be anti-dilutive. For the year ended December 31, 2021, the Warrants are included in the calculation of diluted earnings per common share because the Company generated earnings on a per common share basis, and the average market price of the Company's common stock was $12.34, which exceeds the applicable strike price of $7.50 per common share for Warrants currently outstanding.

The following table sets forth the calculation of basic and diluted earnings per common share based on the weighted-average number of shares of common stock outstanding (dollars in thousands, except share and per share data):

	Year Ended December 31,		
	2023	**2022**	**2021**
Net income (loss)	$ (116,630)	$ (60,066)	$ 138,550
Preferred stock dividends[1]	(12,592)	(12,592)	(19,194)
Participating securities' share in (loss) earnings	(1,683)	(986)	(717)
Series B preferred stock redemption make-whole payment[2]	—	—	(22,485)
Series B Preferred Stock accretion, including allocated Warrant fair value and transaction costs[3]	—	—	(25,449)
Net income attributable to common stockholders	$ (130,905)	$ (73,644)	$ 70,705
Weighted average common shares outstanding, basic	77,575,788	77,296,524	76,977,743
Incremental shares of common stock issued from the assumed exercise of the Warrants	—	—	4,706,645
Weighted average common shares outstanding, diluted	77,575,788	77,296,524	81,684,388
(Loss) earnings per common share, basic[4]	$ (1.69)	$ (0.95)	$ 0.92
(Loss) earnings per common share, diluted[4]	$ (1.69)	$ (0.95)	$ 0.87

_____

(1)   Includes preferred stock dividends declared and paid for Series A Preferred Stock and Series C Preferred Stock shares outstanding for the year ended December 31, 2023, 2022 and 2021. For the year ended December 31, 2021 also includes preferred stock dividends declared and paid for Series B Preferred Stock.

(2)   Represents the make-whole payment to the holder of the Series B Preferred Stock for an amount equal to the present value of all remaining dividend payments due on such share of Series B Preferred Stock from and after the redemption date (and not including any declared or paid dividends or accrued dividends prior to such redemption date) through the second anniversary of the original issue date, computed in accordance with the terms of the Articles Supplementary. Refer to Note 12 to these consolidated financial statements for details.

(3)   Series B Preferred Stock Accretion, including Allocated Warrant Fair Value and Transaction Costs includes amounts recorded as deemed dividends of amortized transaction costs and the write-off of unamortized transactions costs and the unaccreted portion of the allocated Warrant fair value related to the Company's Series B Preferred Stock. For the year ended December 31, 2021, the write-off of unamortized transaction costs and unaccreted allocated Warrant fair value was $22.5 million.

(4)   Basic and diluted earnings per common share are computed independently based on the weighted-average shares of common stock outstanding. Diluted earnings per common share also includes the impact of participating securities outstanding plus any incremental shares that would be outstanding assuming the exercise of the Warrants. The sum of the quarterly (loss) earnings per common share amounts may not agree to the total for the years ended December 31, 2023, 2022 and 2021.

(12) Stockholders' Equity

Series C Cumulative Redeemable Preferred Stock

On June 14, 2021, the Company received net proceeds of $194.4 million from the sale of the 8,050,000 shares of Series C Preferred Stock after deducting the underwriting discount and commissions of $6.3 million and issuance costs of $0.6 million. The Company used the net proceeds from the offering to partially fund the redemption of all of the outstanding shares of the Company's Series B Preferred Stock. The Series C Preferred Stock is currently listed on the NYSE under the symbol "TRTX PRC." In connection with the Series C Preferred Stock issuance the Company paid TPG Capital BD, LLC a $0.7 million underwriting discount and commission for its services as joint bookrunner. The underwriting discount and commission was settled net of the preferred stock issuance proceeds and recorded as a reduction to additional paid-in-capital in the Company's consolidated statement of changes in equity at closing.

The Company's Series C Preferred Stock has a liquidation preference of $25.00 per share. When, as, and if authorized by the Company's board of directors and declared by the Company, dividends on Series C Preferred Stock will be payable quarterly in arrears on or about March 30, June 30, September 30, and December 30 of each year at a rate per annum equal to 6.25% per annum of the $25.00 per share liquidation preference ($1.5624 per share annually or $0.3906 per share quarterly). Dividends on the Series C Preferred Stock are cumulative. The first dividend on the Series C Preferred Stock was payable on September 30, 2021, and covered the period from, and including, June 14, 2021 to, but not including, September 30, 2021 and was in the amount of $0.4601 per share.

On and after June 14, 2026, the Company, at its option, upon not fewer than 30 days' nor more than 60 days' written notice, may redeem the Series C Preferred Stock, in whole, at any time, or in part, from time to time, for cash, at a redemption price of $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) on such shares of Series C Preferred Stock to, but not including, the redemption date (other than any dividend with a record date before the applicable redemption date and a payment date after the applicable redemption date, which shall be paid on the payment date notwithstanding prior redemption of such shares).

Upon the occurrence of a Change of Control event, the holders of Series C Preferred Stock have the right to convert their shares solely into common stock at their request and do not have the right to request that their shares convert into cash or a combination of cash and common stock. The Company, upon the occurrence of a Change of Control event, at its option, upon not fewer than 30 days' nor more than 60 days' written notice, may redeem the shares of Series C Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price equal to $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) to, but not including, the redemption date (other than any dividend with a record date before the applicable redemption date and a payment date after the applicable redemption date, which will be paid on the payment date notwithstanding prior redemption of such shares).

Holders of Series C Preferred Stock have no voting rights except as set forth in the Articles Supplementary for the Series C Preferred Stock.

Series B Cumulative Redeemable Preferred Stock and Warrants to Purchase Shares of Common Stock

On May 28, 2020, the Company entered into an Investment Agreement (the "Investment Agreement") with PE Holder L.L.C., a Delaware limited liability company (the "Purchaser"), an affiliate of Starwood Capital Group Global II, L.P., under which the Company agreed to issue and sell to the Purchaser up to 13,000,000 shares of 11.0% Series B Preferred Stock, par value $0.001 per share (plus any additional such shares paid as dividends pursuant to the Articles Supplementary for the Series B Preferred Stock), and Warrants to purchase, in the aggregate, up to 15,000,000 shares (subject to adjustment) of the Company's Common Stock, for an aggregate cash purchase price of up to $325,000,000. Such purchases could occur in up to three tranches prior to December 31, 2020. The Investment Agreement contains market standard provisions regarding board representation, voting agreements, rights to information, and a standstill agreement and registration rights agreement regarding common stock acquired via exercise of Warrants. At closing, the Purchaser acquired the initial tranche consisting of 9,000,000 shares of Series B Preferred Stock and Warrants to purchase up to 12,000,000 shares of Common Stock, for an aggregate price of $225.0 million. The Company elected to allow its option to issue additional shares of Series B Preferred Stock to expire unused.

Series B Preferred Stock

On June 16, 2021, the Company redeemed all 9,000,000 outstanding shares of the Series B Preferred Stock at an aggregate redemption price of approximately $247.5 million.

Warrants to Purchase Common Stock

The Warrants had an initial exercise price of $7.50 per share. The exercise price of the Warrants is subject to certain adjustments. Pursuant to the warrant agreement between the Company and the Purchaser and due to the Company's payment of non-qualifying dividends during the year ended December 31, 2023, the exercise price of the Warrants has been reduced to $6.89 per share. The Warrants are exercisable on a net-settlement basis and expire on May 28, 2025. The Warrants are classified as equity and were initially recorded at their estimated fair value of $14.4 million with no subsequent remeasurement. None of the Warrants have been exercised as of December 31, 2023.

Dividends

Upon the approval of the Company's Board of Directors, the Company accrues dividends. Dividends are paid first to the holders of the Company's Series A Preferred Stock at the rate of 12.5% of the total $0.001 million liquidation preference per annum plus all accumulated and unpaid dividends thereon, then to the holder of the Company's Series B Preferred Stock (which was redeemed in-full on June 16, 2021) at the rate of 11.0% per annum of the $25.00 per share liquidation preference, then to the holders of the Company's Series C Preferred Stock at the rate of 6.25% per annum of the $25.00 per share liquidation preference, and then to the holders of the Company's common stock, in each case, to the extent outstanding. The Company intends to distribute each year not less than 90% of its taxable income to its stockholders to comply with the REIT provisions of the Internal Revenue Code. The Board of Directors will determine whether to pay future dividends, entirely in cash, or in a combination of stock and cash based on facts and circumstances at the time such decisions are made.

On December 18, 2023, the Company's Board of Directors declared and approved a cash dividend of $0.24 per share of common stock, or $19.2 million in the aggregate, for the fourth quarter of 2023. The common stock dividend was paid on January 25, 2024 to the holders of record of the Company's common stock as of December 29, 2023.

On December 8, 2023, the Company's Board of Directors declared a cash dividend of $0.3906 per share of Series C Preferred Stock, or $3.1 million in the aggregate, for the fourth quarter of 2023. The Series C Preferred Stock dividend was paid on December 29, 2023 to the preferred stockholders of record as of December 19, 2023.

On December 9, 2022, the Company's Board of Directors declared and approved a cash dividend of $0.24 per share of common stock, or $19.0 million in the aggregate, for the fourth quarter of 2022. The common stock dividend was paid on January 25, 2023 to the holders of record of the Company's common stock as of December 29, 2022.

On December 9, 2022, the Company's Board of Directors declared a cash dividend of $0.3906 per share of Series C Preferred Stock, or $3.1 million in the aggregate, for the fourth quarter of 2022. The Series C Preferred Stock dividend was paid on December 30, 2022 to the preferred stockholders of record as of December 20, 2022.

For the year ended December 31, 2023 and 2022, common stock dividends in the amount of $76.0 million and $75.1 million, respectively, were declared and approved.

For the year ended December 31, 2023 and 2022, Series C Preferred Stock dividends in the amount of $12.6 million and $12.6 million, respectively, were declared and approved.

As of December 31, 2023 and December 31, 2022, common stock dividends of $19.2 million and $19.0 million, respectively, were unpaid and are reflected in dividends payable on the Company's consolidated balance sheets.

(13) Stock-based Compensation

The Company does not have any employees. As of December 31, 2023, certain individuals employed by an affiliate of the Manager and certain members of the Company's Board of Directors were compensated, in part, through the issuance of stock-based instruments.

The Company's Board of Directors has adopted, and the Company's stockholders have approved, the TPG RE Finance Trust, Inc. 2017 Equity Incentive Plan (the "Incentive Plan"). The Incentive Plan provides for the grant of equity-based compensation awards to the Company's, and its affiliates', directors, officers, employees (if any) and consultants, and the members, officers, directors, employees and consultants of our Manager or its affiliates, as well as to our Manager and other entities that provide services to us and our affiliates and the employees of such entities. The total number of shares of common stock or long-term incentive plan ("LTIP") units that may be awarded under the Incentive Plan is 4,600,463. The Incentive Plan will automatically expire on the tenth anniversary of its effective date, unless terminated earlier by the Company's Board of Directors.

The following table details the outstanding common stock awards and includes the numbers of shares granted and weighted-average grant date fair value per share under the Incentive Plan:

	Common Stock	Weighted-Average Grant Date Fair Value per Share
Balance as of December 31, 2020	888,991	$ 16.09
Granted	436,213	12.15
Vested	(407,706)	17.34
Forfeited	(81,569)	15.25
Balance as of December 31, 2021	835,929	$ 13.16
Granted	1,141,926	7.93
Vested	(278,821)	14.25
Forfeited	(15,594)	12.06
Balance as of December 31, 2022	1,683,440	$ 9.44
Granted	950,000	6.66
Vested	(527,831)	10.55
Forfeited	(6,545)	7.64
Balance as of December 31, 2023	2,099,064	$ 7.91

Generally, common shares vest over a four-year period pursuant to the terms of the award and the Incentive Plan with the exception of deferred stock units granted to certain members of the Company's Board of Directors that are vested upon issuance.

The following table presents the number of shares associated with outstanding awards that will vest over the next four years:

Share Grant Vesting Year	Shares of Common Stock
2024	712,041
2025	628,142
2026	521,360
2027	237,521
Total	2,099,064

During the year ended December 31, 2023, the Company accrued 16,049 shares of common stock, respectively, for dividends that are paid-in kind to non-management members of its Board of Directors related to the dividend payable to holders of record of our common stock as of March 29, 2023, June 28, 2023, September 28, 2023, and December 29, 2023.

During the year ended December 31, 2022, the Company accrued 11,361 shares of common stock for dividends that are paid-in kind to non-management members of its Board of Directors related to the dividend payable to holders of record of our common stock as of March 29, 2022, June 28, 2022, September 28, 2022 and December 29, 2022.

As of December 31, 2023, total unrecognized compensation costs relating to unvested stock-based compensation arrangements was $12.7 million. These compensation costs are expected to be recognized over a weighted average period of 1.4 years from December 31, 2023. For the year ended December 31, 2023, 2022 and 2021, the Company recognized $8.0 million, $5.1 million, and $5.8 million, respectively, of stock-based compensation expense.

(14) Commitments and Contingencies

Impact of Global Macroeconomic Conditions

Global economic trends and economic conditions, including heightened inflation, slower growth or recession, changes to fiscal and monetary policy, increased interest rates, currency fluctuations and challenges in the supply chain, political unrest and economic uncertainty due to terrorism or war, stress to the commercial banking systems of the U.S. and Western Europe, and the lingering aftereffects of the COVID-19 pandemic have had, and may in the future have, an adverse impact on the Company's business, the U.S. and global economies, the real estate industry and the Company's borrowers, and the performance of the properties securing the Company's loans.

Unfunded Commitments

As part of its lending activities, the Company commits to certain funding obligations which are not advanced at loan closing and that have not been recognized in the Company's consolidated financial statements. These commitments to extend credit are made as part of the Company's loans held for investment portfolio and are generally utilized for base building work, tenant improvement costs and leasing commissions, and interest reserves. The aggregate amount of unrecognized unfunded loan commitments existing as of December 31, 2023 and December 31, 2022 was $183.3 million and $426.1 million, respectively.

The Company recorded an allowance for credit losses on loan commitments that are not unconditionally cancellable by the Company of $2.7 million and $17.3 million as of December 31, 2023 and December 31, 2022 which is included in accrued expenses and other liabilities on the Company's consolidated balance sheets.

Litigation

From time to time, the Company may be involved in various claims and legal actions arising in the ordinary course of business. The Company establishes an accrued liability for loss contingencies when a settlement arising from a legal proceeding is both probable and reasonably estimable. If a legal matter is not probable and reasonably estimable, no such liability is recorded. Examples of this include (i) early stages of a legal proceeding, (ii) damages that are unspecified or cannot be determined, (iii) discovery has not started or is incomplete or (iv) there is uncertainty as to the outcome of pending appeals or motions. If these items exist, an estimated range of potential loss cannot be determined and as such the Company does not record an accrued liability.

As of December 31, 2023 and December 31, 2022, the Company was not involved in any material legal proceedings and has not recorded an accrued liability for loss contingencies.

(15) Concentration of Credit Risk

Property Type

A summary of the Company's portfolio of loans held for investment by property type based on total loan commitment and current unpaid principal balance ("UPB") follows (dollars in thousands):

Property type	December 31, 2023				
	Loan commitment	Unfunded commitment	% of loan commitment	Loan UPB	% of loan UPB
Multifamily	$ 1,801,668	$ 67,035	49.2%	$ 1,734,633	49.7%
Office	728,447	42,489	19.9	685,958	19.8
Hotel	389,643	14,110	10.6	376,705	10.8
Life Science	404,600	31,739	11.0	372,861	10.7
Mixed-Use	115,215	6,256	3.1	108,959	3.1
Industrial	107,000	7,504	2.9	99,496	2.9
Self Storage	69,000	2,000	1.9	67,000	1.9
Other	50,600	12,160	1.4	38,440	1.1
Total	$ 3,666,173	$ 183,293	100.0%	$ 3,484,052	100.0%

Property type	December 31, 2022				
	Loan commitment	Unfunded commitment	% of loan commitment	Loan UPB	% of loan UPB
Multifamily	$ 2,491,441	$ 110,769	46.0%	$ 2,380,672	47.5%
Office	1,553,378	155,986	28.5	1,397,392	28.0
Hotel	483,743	11,666	8.9	473,790	9.5
Life Science	404,600	93,092	7.5	311,508	6.2
Mixed-Use	283,340	15,061	5.2	268,279	5.4
Industrial	93,044	5,987	1.7	87,057	1.7
Self Storage	69,000	11,900	1.3	57,100	1.1
Other	50,600	21,600	0.9	29,000	0.6
Total	$ 5,429,146	$ 426,061	100.0%	$ 5,004,798	100.0%

Loan commitments exclude capitalized interest resulting from previously modified loans of $1.2 million and $1.7 million as of December 31, 2023 and December 31, 2022, respectively.

Geography

All of the Company's loans held for investment are secured by properties within the United States. The geographic composition of loans held for investment based on total loan commitment and current UPB follows (dollars in thousands):

Geographic region		Loan commitment		Unfunded commitment	% of loan commitment		Loan UPB	% of loan UPB
				December 31, 2023				
West	$	1,159,180	$	62,263	31.6%	$	1,096,917	31.5%
East		1,156,075		31,096	31.5		1,126,151	32.3
South		1,061,968		75,430	29.0		986,538	28.3
Midwest		149,950		8,743	4.1		141,207	4.1
Various		139,000		5,761	3.8		133,239	3.8
Total	$	3,666,173	$	183,293	100.0%	$	3,484,052	100.0%

Geographic region		Loan commitment		Unfunded commitment	% of loan commitment		Loan UPB	% of loan UPB
				December 31, 2022				
East	$	1,844,087	$	73,104	33.9%	$	1,772,155	35.4%
West		1,629,727		179,104	30.0		1,450,623	29.0
South		1,496,382		138,836	27.6		1,358,087	27.1
Midwest		319,950		17,130	5.9		302,820	6.1
Various		139,000		17,887	2.6		121,113	2.4
Total	$	5,429,146	$	426,061	100.0%	$	5,004,798	100.0%

Loan commitments exclude capitalized interest resulting from previously modified loans of $1.2 million and $1.7 million as of December 31, 2023 and December 31, 2022, respectively.

Category

A summary of the Company's portfolio of loans held for investment by loan category based on total loan commitment and current UPB follows (dollars in thousands):

Loan category		Loan commitment		Unfunded commitment	% of loan commitment		Loan UPB	% of loan UPB
				December 31, 2023				
Bridge	$	1,540,873	$	32,898	42.0%	$	1,507,975	43.3%
Moderate Transitional		1,156,858		99,507	31.6		1,058,523	30.4
Light Transitional		917,842		38,728	25.0		879,114	25.2
Construction		50,600		12,160	1.4		38,440	1.1
Total	$	3,666,173	$	183,293	100.0%	$	3,484,052	100.0%

Loan category		Loan commitment		Unfunded commitment	% of loan commitment		Loan UPB	% of loan UPB
				December 31, 2022				
Bridge	$	2,249,442	$	52,588	41.4%	$	2,197,397	43.9%
Light Transitional		1,604,820		125,959	29.6		1,478,860	29.5
Moderate Transitional		1,524,284		225,914	28.1		1,299,541	26.0
Construction		50,600		21,600	0.9		29,000	0.6
Total	$	5,429,146	$	426,061	100.0%	$	5,004,798	100.0%

Loan commitments exclude capitalized interest resulting from previously modified loans of $1.2 million and $1.7 million as of December 31, 2023 and December 31, 2022, respectively.

(16) Subsequent Events

The following events occurred subsequent to December 31, 2023:

- The Company closed two first mortgage loans secured by multifamily properties with aggregate total loan commitments of $82.3 million and aggregate initial fundings of $74.7 million.

- The Company received full loan repayments related to four of its first mortgage loans with aggregate total loan commitments and aggregate unpaid principal balances of $195.0 million and $179.4 million, respectively. The first mortgage loans were secured by the following property types (as a percentage of total loan commitments repaid): 54.0% multifamily, 25.9% other (land), and 20.1% hotel.

- On January 31, 2024, the Company executed a two-year extension of the Goldman Sachs secured credit agreement through August 19, 2026. During the two-year extension period, new and revolving borrowings are permitted, after which the secured credit agreement automatically enters a two-year term-out period through August 19, 2028.

Schedule IV - Mortgage Loans on Real Estate
As of December 31, 2023
(Dollars in Thousands)

Type of Loan/Borrower[1]	Description / Location	Interest Payment Rates	Extended Maturity Date[2]	Periodic Payment Terms[3]	Prior Liens[4]	Unpaid Principal Balance	Carrying Amount of Loans[5]
Senior Loans in excess of 3% of the carrying amount of total loans							
Borrower A	Senior Loan / San Jose	S+3.4%	2027	I/O	—	245,000	245,000
Borrower B	Senior Loan / New York	S+3.0%	2026	I/O	—	227,107	227,107
Borrower C	Senior Loan / Daly City	S+4.0%	2026	I/O	—	200,412	200,159
Borrower D	Senior Loan / Various	S+3.5%	2026	I/O	—	142,025	142,025
Borrower E	Senior Loan / New York	S+4.1%	2024	I/O	—	163,000	163,000
Borrower F	Senior Loan / Towson	S+3.0%	2026	I/O	—	121,133	121,133
Senior Loans less than 3% of the carrying amount of total loans							
Senior loan	Multifamily / Diversified	Floating S+2.9% - 4.0%	2024 - 2028	I/O	—	1,226,476	1,223,865
Senior loan	Office / Diversified	Floating S+2.6% - 5.3%	2024 - 2027	I/O	—	295,850	295,089
Senior loan	Hotel / Diversified	Floating S+3.2% - 5.1%	2024 - 2028	I/O	—	376,705	373,980
Senior loan	Mixed-Use / Diversified	Floating S+3.7% - 4.1%	2025 - 2026	I/O	—	108,959	108,906
Senior loan	Life Science / Diversified	Floating S+3.2% - 5.6%	2026	I/O	—	172,449	172,166
Senior loan	Industrial / Diversified	Floating S+3.3% - 3.5%	2027 - 2028	I/O	—	99,496	99,197
Senior loan	Self Storage / Diversified	Floating S+4.2%	2027	I/O	—	67,000	66,818
Senior loan	Other / NC	Floating S+8.5%	2024	I/O	—	38,440	38,331
Total senior loans					—	3,484,052	3,476,776
Total loans					—	3,484,052	3,476,776
CECL reserve[6]							(67,092)
Total loans, net							$ 3,409,684

(1) Includes senior mortgage loans, contiguous subordinate loans, and *pari passu* participations in senior mortgage loans.

(2) Extended maturity date assumes all extension options are exercised.

(3) I/O = interest only, P/I = principal and interest.

(4) Represents only third-party liens and is expressed as the total loan commitment senior to our subordinated loan interest as of December 31, 2023.

(5) The aggregate tax basis of the loans is $3.5 billion as of December 31, 2023.

(6) As of December 31, 2023, the Company has a total CECL reserve of $67.1 million on its loans held for investment. Refer to Note 3 for additional information on the Company's CECL reserve.

1. Reconciliation of Mortgage Loans on Real Estate:

The following table reconciles the Company's mortgage loans on real estate activity for the years ended (dollars in thousands):

	2023	2022	2021
Balance at January 1,	$ 4,781,402	$ 4,867,203	$ 4,456,460
Additions during period:			
Loans originated and acquired	194,706	1,519,406	1,623,585
Additional fundings	140,547	145,199	146,032
Amortization of origination fees and discounts	11,955	11,085	7,203
Deductions during period:			
Collection of principal	(890,566)	(1,506,870)	(1,236,032)
Collection of accrued PIK interest	(542)	(1,314)	—
Collection of interest applied to reduce principal under the cost-recovery method	(15,894)	—	—
Realized loss on loan write-offs, loan sales, and REO conversions	(334,727)	(4,400)	—
Loan sales	(343,637)	—	(147,986)
Loan extinguishment on conversion to REO	(263,740)	(89,234)	—
Decrease (increase) of allowance for credit losses	130,180	(159,673)	17,941
Balance at December 31,	$ 3,409,684	$ 4,781,402	$ 4,867,203